Exhibit 99.D

Description of
Republic of Chile
September 30, 2025

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in this Annual Report. This information is not necessarily indicative of the Chilean economy or fiscal results for the full year or any other period. You should read the following discussion of recent developments together with the more detailed information appearing elsewhere in this Annual Report.

REPUBLIC OF CHILE

Social Developments

The Chilean Government

On October 9, 2024, the Chilean government submitted a bill to Congress that would create a new public funding system for higher education students that do not qualify for free tuition programs and address student debt (Financiamiento para la Educación Superior or “FES”). The bill aims to: (i) relieve some of the student debt based on fairness and merit criteria; (ii) restructure repayment terms of outstanding debt through the Reorganization and Debt Forgiveness Educational Plan (Plan de Reorganización y Condonación de Deudas Educativas); and (iii) replace the State Guarantee Credit (Crédito con Aval del Estado or “CAE”) — a program that offers state-guaranteed bank loans to students enrolled in accredited higher education institutions in Chile — with a new public financing scheme for higher education, to be financed through contributions to be made by students adhering to this new scheme after graduation. The bill also includes tax incentives for those who have paid off their student debt. The bill was approved by the Chamber of Deputies on August 20, 2025, and is currently in its second constitutional stage, pending review and approval by the Senate, where it may also undergo amendments as it progresses through the legislative process.

On October 16, 2024, the Chilean government submitted a constitutional reform bill to Congress aimed at amending the judicial appointment system and establishing a Judicial Appointments Council to reform the process for appointing judges and court ministers at various levels. The proposed Judicial Appointments Council will be responsible for selecting candidates based on objective, merit-based criteria. The bill also seeks to separate the administrative and jurisdictional functions of the Supreme Court by transferring administrative management to an autonomous entity accountable to the Office of the Comptroller General of the Republic. If approved, the bill will allow associations of professionals, such as the Chilean bar association, to judicially request the application of sanctions to those individuals exercising a certain profession, regardless of their affiliation. On October 29, 2024, the Chamber of Deputies merged this bill with others already submitted to Congress. The bill was approved by the Chamber of Deputies on July 31, 2025, and is currently in its second constitutional stage, pending review and approval by the Senate, where it may also undergo amendments as it progresses through the legislative process.

On January 3, 2025 Law No. 21,724 was published in the Official Gazette, aimed to give the public sector workers a general salary raise and Christmas bonuses, among other benefits. The main provision of the law is a total increase of 4.9% in public sector workers’ wages, which was implemented in June 2025. The bill is expected to cost the Chilean government US$2.4 billion between 2024 and 2025.

On February 5, 2025, Law No. 21,730 was published in the Official Gazette establishing the Ministry of Public Safety (Ministerio de Seguridad Pública). This new ministry will be dedicated exclusively to security and crime prevention tasks, and will be in charge of coordinating a new security system composed of the Chilean Police, Investigative Police, Gendarmerie (Gendarmería), National Intelligence Agency, sectorial ministries, regional governments, and municipalities based on a joint strategy through councils of public security and prevention of crime. The Ministry of Public Safety will be responsible for formulating, designing, and evaluating national policies and strategies aimed at preventing and combating both national and transnational organized crime, drug trafficking, and acts of terrorism. On February 12, 2025, Law No. 21,732 was published in the Official Gazette; the new Anti-Terrorism Law is aimed at modernizing and strengthening the existing law. The main reforms include: (i) criminalizing membership in a terrorist association, regardless of whether the members actually carry out the crimes for which it is formed; (ii) clarifying the definition of “terrorist crime” to overcome the difficulty of proof that the existing law posed; (iii) creating special investigative and protection measures; (iv) giving authority on anti-terrorism matters to the newly established Ministry of Public Security; and (v) enabling cases from regional courts to be transferred to courts in Santiago.

On February 6, 2025, Law No. 21,728 was published in the Official Gazette, providing a solution to the so-called “Historical Teachers’ Debt,” which arose from salary discrepancies following the transfer of educational administration from the Chilean government to municipalities. The law establishes a one-time, inflation-adjusted payment of Ps. 4.5 million to approximately 57,560 eligible teachers who are still alive, to be disbursed progressively over six years, from October 2025 to January 2031. It also provides that, if an eligible recipient passes away during this period, the payment may be transferred to their heirs. The payment is exempt from taxes, contributions, or any other deductions.

On May 6, 2025, President Boric received the final report from the Commission for Peace and Understanding (Comisión para la Paz y el Entendimiento or the “Commission”), a cross-sectorial body whose purpose was to advise the President of the Republic of Chile with the objective of (i) advancing the relationship between the Mapuche people and the government, and (ii) developing a long-term solution to the territorial conflict in the Biobío, La Araucanía, Los Ríos, and Los Lagos Regions of Chile. According to the Commission’s final report, the demand for land may continue to grow indefinitely and may reach a total demand of 486,008 hectares, in the absence of alternative reparation mechanisms, with an approximate cost of US$4 billion. On June 19, 2025, President Boric announced the submission of a constitutional reform bill aimed at formally recognizing the Republic’s indigenous peoples. The proposed legislation acknowledges the indigenous groups already recognized under Chilean law, including the Mapuche, Aymara, Rapa Nui, Atacameño or Lickanantay, Quechua, Colla, Diaguita, Chango, Kawésqar, Yagán, and Selk'nam communities. In addition, the bill would recognize both the individual and collective rights of these communities and enshrine the principle of interculturality within the National Constitution. The initiative represents an important step toward recognition and reparation, in line with recommendations from the Commission. As of the date hereof, the bill is being discussed in Congress.

On May 10, 2025, Law No. 21,738 was published in the Official Gazette establishing a national search and priority-alert system to identify and locate fugitives from justice. Its primary objectives are to strengthen the National Registry of Fugitives, facilitate the identification of the individuals listed therein, and, in specified cases, make the registry public as a measure to protect society. The law authorizes various public institutions to access the registry in order to expedite searches and empowers the Investigative Police authorizes Chile to disseminate the relevant information through the media or any other channel it deems necessary.

On May 29, 2025, Law No. 21,748 was published in the Official Gazette creating a direct subsidy that reduces the interest rate on mortgage loans used exclusively to purchase new housing by up to 60 basis points. A total of 50,000 subsidies will be available to borrowers who meet the following criteria: (i) the loan must finance the first sale of the housing unit; (ii) the property price may not exceed 4,000 UF (Unidades de Fomento, “UF” for its acronym in Spanish); and (iii) the applicant must satisfy the requirements of the Guarantee Programme to Support New Housing (Programa de Garantías Apoyo a la Vivienda Nueva) under the sixth transitory article of Law No. 21,534, which established the Special Guarantee Fund (Fondo de Garantías Especiales, “FOGAES”). Lenders must pass the full amount of the subsidy through to the borrower by reducing the applicable interest rate and must also verify that all eligibility conditions are met. In addition, the law introduces a new state-backed guarantee under FOGAES that accompanies the interest-rate subsidy. The guarantee covers up to 60% of the property’s value and remains in force for half of the loan term, subject to a minimum of five years and a maximum of fifteen years.

On June 10, 2025, the Senate approved a reform of the country’s political parties law, which it is expected to proceed to the Chamber of Deputies for further discussion. The proposed legislation is designed to reduce political fragmentation by introducing electoral thresholds and imposing sanctions on members who resign from their parties. The bill establishes a 5% national vote threshold for parties to gain access to seats in Congress, with certain exceptions for parties that secure a specified number of congressmen. The reform aims to improve female representation in Congress and to modify existing rules on political party financing to strengthen transparency and improve oversight of electoral spending. As of the date hereof, the bill is being discussed in Congress.

On September 29, 2025, Law No. 21,770 was published in the Official Gazette. The Framework Law on Sectoral Authorizations (LMAS) establishes a new common framework to modernize and expedite the approval of non-environmental permits required for investment projects in regulated sectors. The principal measures introduced include the implementation of a technological system that consolidates the filing, review, and approval stages into a single platform, the “Single Digital Window” (Ventanilla Digital Única), the establishment of mandatory deadlines and administrative silence rules, and the creation of new coordinating bodies within the Ministry of Economy to oversee the permitting system. The reform also strengthens accountability by introducing incentives and sanctions for compliance and amends the Economic Crimes Law to penalize the submission of false information or certifications in connection with permit applications. It is anticipated that the processing periods for sectoral permits will be reduced and optimized by approximately 30% to 70%.

Gender Promotion on Boards

On August 19, 2025, Law No. 21,757 was published in the Official Gazette, amending Law No. 18,046 on Corporations, introducing progressive gender quotas to increase female representation on the boards of public stock corporations and special stock corporations under supervision of the Financial Market Commission (Comisión para el Mercado Financiero or “CMF”). The law will enter into force on January 1, 2026, and will gradually limit the maximum representation of any single gender on boards to: (i) 80% during the first three years (2026–2028); (ii) 70% during years four through six (2029–2031); and (iii) 60% from year seven (2032) onward. Corporations must amend their bylaws to ensure compliance at board elections, report the composition of their boards to the CMF, and publicly disclose any non-compliance, with explanations, in the CMF’s website and in their annual reports and institutional websites. Every four years, the CMF will review market compliance. If less than 80% of companies meet the thresholds or more than 5% maintain single-gender boards, a stricter regime will apply for four years to non-compliant companies, under which: (a) compliance with the maximum representation thresholds will become legally mandatory, with non-compliant elections required to be repeated, failing which the CMF may intervene, appoint directors, and impose sanctions; and (b) alternate and replacement directors must be of the same gender as the principal or departing director.

Financial Sector

On October 28, 2024, the CMF issued General Rule No. 519 (Norma de Carácter General N° 519) amending General Rules Nos. 30 and 461 regarding integrated annual reporting. A key change introduced by this regulation is that securities issuers will have to disclose sustainability information according to the IFRS S1 and S2 standards established by the International Sustainability Standards Board (ISSB). This requirement will apply to the 2026 fiscal year, and issuers must submit their first reports in 2027. Additionally, issuers whose consolidated assets are below one million Unidades de Fomento (approximately US$40 million) are exempt from preparing a full integrated annual report and must produce a simplified report, or have the option to voluntarily follow the full standard as specified in the regulation.

On December 2, 2024, the CMF issued General Rule No. 524 (Norma de Carácter General N° 524), introducing certain amendments to General Rule No. 502 about the registration, authorization and obligations of financial service providers under Law No. 21,521 (or Fintech Law).

On December 23, 2024, the CMF issued General Rule No. 527 (Norma de Carácter General N° 527), which amends General Rules Nos. 507 and 468, relating to the quality of risk management for general fund managers and minimum equity and guarantee requirements for these entities and those that manage third-party assets. The rule details the evaluation process that the CMF will use to check corporate governance and risk management systems, as part of the CMF’s risk-based supervision. The evaluation results could increase minimum equity and guarantee requirements if an entity's risks are not well managed, and could harm the entity’s solvency, public trust, or financial stability. Also, the rule amends the minimum capital requirement for general fund managers. Instead of a paid-in capital of 10,000 Unidades de Fomento (approximately US$400,000), they must keep a minimum equity as set by the regulations, which will be the higher of 5,000 Unidades de Fomento (approximately US$200,000) or 3% of risk-weighted assets. Both changes have legal vacancy provisions and will take full effect between January 1, 2026, and July 1, 2027.

On March 11, 2025, the CMF issued General Rule No. 533, which (i) specifies circumstances in which a director of a listed company will not be deemed “independent” if, during the preceding 18 months, the director has maintained a material economic, professional, credit or commercial relationship, interest or dependency with the company; and (ii) regulates the minimum content that CMF-regulated parent companies must incorporate in their policies for appointing directors to their subsidiaries. The provisions described in item (i) take effect on November 11, 2026 and will apply to all board elections held on or after that date. Parent companies subject to CMF supervision must amend their appointment policies to comply with item (ii) no later than December 11, 2025.

On March 19, 2025, the Financial Analysis Unit (Unidad de Análisis Financiero, “UAF”) issued Circular No. 62, which consolidates and updates the UAF’s regulations on preventing money laundering, terrorist financing and the proliferation of weapons of mass destruction. The circular establishes an updated regulatory framework that allows regulated entities to adopt a risk-based approach in their internal policies and procedures, consistent with international standards.

On July 10, 2025, the CMF issued an amendment to the regulations governing the determination of additional equity requirements under the supervisory review process (Pillar 2) of the Basel III framework in Chile. These amendments include, among others: the introduction of new approaches to measure banking book risks (∆NII and ∆EVE); the creation of a category of “prioritized banks” for institutions with high market risk exposure; the requirement to report prepayment flows on fixed-rate loans; clearer factors for determining the Internal Capital Objective (OI), including the CMF’s ability to issue non-binding recommendations on the level of capital banks should maintain; an updated definition of inherent risk profile and confirmation that financial statements must be published on a quarterly basis.

On July 23, 2025, the CMF published regulations amending the rules governing the issuance and operation of payment cards, following the updates made by the Central Bank of Chile to the Compendium of Financial Standards (Compendio de Normas Financieras). The amendments include: (i) clarifications regarding wire transfer regulations; (ii) the introduction of minimum requirements for agreements between issuers and operators, sub-acquirers (sub-adquirente) of payment cards, and payment service providers; (iii) the creation of a new category of sub-acquirer; (iv) the establishment of requirements and the licensing process for cross-border acquiring models; (v) the implementation of new reporting obligations and information mechanisms for payment card operators; and (vi) an expansion of the catalog of complementary activities that payment card operators may undertake.

Insurance Companies and the Chilean Insurance System

On August 25, 2025, the CMF published regulations regarding parametric insurance products that insurance companies will be authorized to commercialize. This amendment is part of the measures introduced by the Fintech Law, aimed at promoting competition and financial inclusion. The CMF regulation establishes the criteria for parametric insurance, including the applicable variable indices and the risks that may be insured under such policies. In addition, it amends General Rule No. 306 to adjust the technical reserves for earthquake insurance policies, incorporating specific provisions for the calculation of the Earthquake Catastrophic Reserve (Reserva Catastrófica de Terremoto) and the Ongoing Risk Reserve (Reserva de Riesgo en Curso).

Taxation

On October 24, 2024, Law No. 21,713 was published in the Official Gazette, introducing measures to ensure compliance with tax obligations in line with Chile’s economic growth and fiscal responsibility objectives. The law came into effect on November 1, 2024, although several provisions will be phased-in over time. The key aspects of this law, among others, relate to: (i) corporate reorganizations, including the legal recognition of international reorganizations, and the requirements allowing the Chilean Internal Revenue Service to appraise reorganization transaction values; (ii) international taxation, including the strengthening of transfer pricing rules, modifications regarding the relationship rules in the case of provisions associated with controlled foreign corporations, and the substitution of the definition of jurisdictions with a preferential tax regime; (iii) a specific voluntary disclosure program regarding assets and income abroad not timely declared or taxed in Chile; (iv) modifications regarding the procedure to request information subject to bank secrecy; (v) multiple amendments regarding audit matters, including reporting obligation for digital platforms, the calculation of default interest, audit processes, tax penalties and infractions, among others; (vi) value added tax (“VAT”), including modifications on the VAT applicable to digital services and the refund of export VAT process; (vii) modifications to the Tax Ombudsman; and (viii) general anti-avoidance rules, maintaining a judicial procedure, but preceded by the opinion of a newly created executive committee responsible for recommending whether the general anti-avoidance rules should be applied.

On July 11, 2025, Law No. 21,755 was published in the Official Gazette, which (i) includes issuers of both bank and non-bank prepaid cards as entities required to report information to the Chilean Tax Authority; and (ii) temporarily reduces the income tax rate applicable to taxpayers subject to the special regime for SMEs (for tax purposes, small and medium-sized enterprises whose annual income does not exceed 100,000 UF). The applicable rate for the years 2025, 2026, and 2027 will be 12.5%, and the rate for 2028 will be 15%, subject to the increase in the employer contribution to the Pension Funds under the terms indicated.

On August 4, 2025, the Chilean government submitted a new tax bill for Congress’ approval. The proposed legislation includes, among other measures: (i) Article 14 (D) of the Income Tax Law is amended to (a) incorporate a new transitional regime for new SMEs that allows them to replace the payment of corporate income tax and VAT with the payment of a fixed amount; (b) replace the current special transparent regime for SMEs that exempts them from corporate income tax; (c) reduce the corporate income tax rate applicable to SMEs that remains in the integrated system from 25% to 20%, applicable as of 2029; and (d) create a new special tax regime (single tax) for individuals; (ii) an extension of the scope of application of the maximum rate of the personal income tax (Impuesto Único de Segunda Categoría and Impuesto Global Complementario); (iii) amendments to the taxation of public and private investment funds and their investors in order to  (a) increase the single tax rate applicable to profits distributed from public investment funds to foreign investors (b) apply the first category tax to taxpayers who receive profits from investment funds; and (c) modify the tax regime applicable to private investment funds in order for them to be subject to corporate income tax; (iv) a new method for asset for inheritance and gift tax purposes; (v) restrictions on access to the special presumed income regime that benefits agricultural activity, transportation, and small-scale mining and (vi) a temporary VAT reduction for new taxpayers subject to the SMEs regime. The bill is currently being discussed in the Chamber of Deputies and is likely to be amended as it progresses through the legislative process.

On August 19, 2025, the Chilean government submitted a new tax bill for Congress’ approval. The bill proposes a corporate income tax deduction for taxpayers who purchase green hydrogen produced in Chile or its derivatives (such as ammonia or methanol). The total amount allocated for this incentive is USD 2.8 billion, which will be awarded through annual bidding processes until 2030. Additionally, a special tax regime is established for producers located in the Magallanes Region and Chilean Antarctica, which includes an exemption from corporate income tax and the possibility of requesting a VAT exemption on the importation of capital goods, while excluding the possibility of accessing other tax benefits and requiring them to pay regional development contributions in advance. This bill has entered its first stage of legislative discussion before the Chamber of Deputies and is likely to be amended as it progresses through the legislative process.

Energy

On November 4, 2024, Law No. 21,711 was published in the Official Gazette, amending Law No. 19,657 on geothermal energy concessions to facilitate the development of shallow geothermal energy projects. The Ministry of Energy is responsible for issuing regulations that specify the criteria and requirements for registering such projects.

On December 27, 2024, Law No. 21,721, the “Energy Transition Law” was published in the Official Gazette. This law is aimed at modernizing and optimizing the regulation of the electricity sector in Chile, promoting efficiency, transparency and responsiveness to the demands and needs of users. The Energy Transition Law (i) incorporates the energy storage systems as part of the means connected to distribution and transmission networks; (ii) introduces specific criteria to zonal transmission expansion based on impact, capacity, and location; (iii) excludes necessary and urgent works from the normal planning process, establishing cost limits and technical requirements for their approval and bidding processes; and (iv) amends procedures and criteria for expansion works, including that generation companies may propose and finance expansion works under their responsibility to maximize the use of their generation capacity. Moreover, the law addresses transmission delays in regions like Ñuble and Maule, supports decarbonization, and ensures resilience in transmission infrastructure. The law aims to attract significant investments, create jobs, and improve quality of life in the region, positioning it as a hub for sustainability and economic development.

Environment

On May 23, 2025, Law No. 21,744 was published in the Official Gazette, creating the National Forestry Service (Servicio Nacional Forestal) as a decentralized public agency with legal authority and its own assets, under the authority of the Ministry of Agriculture. The new agency assumes the functions of the National Forestry Corporation (Corporación Nacional Forestal) and expands upon them. Its mandate is to protect, promote, conserve, restore and ensure the sustainable management of Chile’s forests and other vegetation formations, and to prevent and combat forest fires.

Cybersecurity and Personal Data

On December 13, 2024, Law No. 21,719 was published in the Official Gazette, amending Law No. 19,628 on Personal Data Protection. The law is inspired by the European Union’s General Data Protection Regulation and aims to enhance privacy standards while balancing the free flow of information. Key amendments include (i) the creation of the Personal Data Protection Agency, (ii) increased obligations for data controllers, (iii) strengthening of access, rectification, cancellation and opposition rights, (iv) introduced the right to portability of personal data, allowing holders to request and obtain copies of their personal data in a format that can be operated by different systems, as well as to communicate or transfer it to another data controller; and (v) significant sanctions of up to 20,000 Unidades Tributarias Mensuales (approximately US$1.4 million). The law will take effect in December 2026, following a transitional period.

On June 4, 2025, the National Cybersecurity Agency (Agencia Nacional de Ciberseguridad) published General Instruction No. 1 in the Official Gazette. The instruction requires all providers of essential services, as defined in article 4 of Law No. 21,663, to register on the Agency’s platform for reporting cybersecurity incidents. The measure entered into force on June 11, 2025. Failure to comply constitutes a minor infringement punishable by fines of up to 5,000 UTM. “Essential services” include those rendered by public-sector entities and the National Electric Coordinator, services operated under a public concession, and services provided by private companies in the following sectors: (i) energy generation, transmission, distribution; (ii) fuel supply; (iii) drinking water and sanitation; (iv) telecommunications and digital infrastructure; (v) third-party-managed digital and IT services; (vi) land, air, rail, or maritime transportation; (vii) banking, financial services, and payment systems; (viii) social security, postal, and courier services; (ix) institutional healthcare; and (x) pharmaceutical production or research.

On June 10, 2025, the government submitted to Congress a draft bill to create the National Data Management System (Sistema Nacional de Gestión de Datos), aimed at establishing a framework for managing, sharing, and integrating data held by public entities and certain private parties. The bill requires government suppliers to share with the contracting authority all data generated in connection with the performance of their contracts, and introduces obligations to ensure interoperability, data quality, and proper coordination among participating entities. The draft bill is currently in its initial stage of approval and under discussion in the Senate.

Consumer Protection

On November 15, 2024, Law No. 21,708 was published in the Official Gazette, amending Law No. 19,496 on Consumers' Rights Protection, and introducing new obligations for telecommunications service providers. The main provisions of the law require that: (i) telecommunications companies must inform customers, at their own cost, about cheaper or more beneficial plans; (ii) information must be included in the bill, and may also be sent by email (except for customers who have unsubscribed from promotional communications); (iii) companies must allow users to change plans without any fees; and (iv) companies must update pricing and plan information regularly on their digital platforms.

Health Care System Reform

On October 1, 2024, a bill was submitted to Congress aimed at reforming the Health Insurance Institutions (Instituciones de Salud Previsional, “ISAPRES”, for its acronym in Spanish) to address issues related to discrimination based on pre-existing conditions, age and sex, among others, by ISAPRES. Key aspects of the bill include: (i) the removal of the requirement to provide an enrollment health statement to ISAPRES, ensuring pre-existing conditions do not limit coverage; (ii) the creation of a standardized plan to be offered by all ISAPRES, ensuring uniform coverage and benefits without discrimination; (iii) eliminating differentiated premiums based on age, sex, or health conditions, mandating a flat premium for all members; and (iv) facilitating transfer of insured individuals between ISAPRES by eliminating pre-existing conditions as a reason for coverage exclusion and establishing an annual enrollment window for transfers for insured individuals. As of the date hereof, the bill is being discussed in Congress.

Pension Funds and Chilean Pension System

On March 26, 2025, Law No. 21,735 was published in the Official Gazette enacting a reform to the Chilean Pension System (the “Reform”). The main amendments introduced by the Reform include, among others:

1.	New Employer Contribution: An 8.5% contribution on taxable wages, with a gradual implementation over nine years, which may be extended by up to two additional years if an external evaluation of Chile’s tax compliance law determines lower-than-expected revenue collection. Of this percentage, 4.5% will be allocated to individual savings accounts, gradually increasing to 6% over 30 years. The remaining 4% will be managed by the Autonomous Pension Protection Fund (“FAPP”) and divided into two components: (i) 1.5% allocated to a contribution with protected returns (“Contribution with Protected Returns”), and (ii) 2.5% allocated to the Disability and Survivorship Insurance (SIS) and compensation for women due to higher life expectancy. In August 2025, the percentage of the employer contribution allocated to the individual capitalization pension account was 0.1%, as part of the progressive implementation of the Reform .

2.	Creation of the Autonomous Pension Protection Fund (FAPP): The FAPP will be an autonomous public entity, managed by a governing council responsible for overseeing and investing its resources. Its revenues will come from a 2.5% contribution on workers’ taxable income, the 1.5% allocated to the Contribution with Protected Returns, a government loan of up to US$900 million, a permanent government contribution starting on the third year of the Reform, and the returns on its investments in the capital markets that are expected to be made using FAPP’s resources that are not allocated to benefit payments. In August 2025, 0.9% of the contribution was allocated to the FAPP and SIS, as part of the progressive implementation of the Reform.

3.	Contribution with Protected Returns: To support the pension system’s transition, a temporary Contribution with Protected Returns are expected to be implemented for 30 years. During the first 20 years, employees are required to contribute 1.5% of their taxable wages. After this period, the rate will gradually decrease by 0.15% per year until it reaches 0%. The Contribution with Protected Returns is intended to function as a loan from employees to Chile. Employees are expected to be repaid upon retirement, with adjustments and interest. To ensure repayment, Chile intends to issue a UF-denominated bond in favor of the employee and backed by a state guarantee. This guarantee will only be effective if the FAPP’s resources are insufficient to cover bond payments. The bond, which will be non-tradable and held in custody at the Central Securities Depository (DCV), will accrue annual real interest based on the prevailing rate of General Treasury Bonds. Upon reaching retirement age, the bond is intended to be converted into an Amortization Bond, repaid in monthly installments over 20 years at an interest rate equivalent to that of 20-year Treasury Bonds (BTU-20).

4.	Benefit for Contributed Years: This benefit is designed to enhance pensions for current retirees and those retiring within the next 30 years. Eligible individuals are expected to receive an additional payment of 0.1 UF per contributed year, up to a maximum of 2.5 UF per month. To qualify, women must have contributed for at least 10 years during the first decade of the Reform, increasing to 15 years thereafter. Men will need a minimum of 20 years of contributions. This benefit is expected to be temporary and financed through the 1.5% Contribution with Protected Returns.

5.	Compensation for Women Due to Life Expectancy Differences: To help close the pension gap between men and women, the reform introduces a compensation mechanism ensuring that individuals with the same retirement age, savings, and family structure receive equal pension amounts. This benefit will range from a minimum of 0.25 UF per month to a maximum of 18 UF per year. To incentivize later retirement, full compensation is expected to be granted if women retire at 65 years old, and a proportional percentage of the benefit if they retire before they are 65 years old.

6.	Increase in the Universal Guaranteed Pension: The PGU (Pensión Garantizada Universal, “PGU” for its acronym in Spanish) will increase to Ps. 250,000 per month and will be implemented gradually among different age groups of the population. Six months after the Reform’s enactment, the new amount will be paid to beneficiaries aged 82 and older. Eighteen months after the Reform’s enactment, it will be extended to beneficiaries aged 75 and older. Lastly, thirty months after the Reform’s enactment, the PGU will become available to all beneficiaries aged 65 and older.

7.	Changes to the Investment Plan: The multi-fund plan for the Chile’s Pension Fund Administrators (“AFPs”) will be replaced by generational-funds plans. Under this new model, each worker will be assigned to a specific fund based on their birth year. The investment strategy will be designed to automatically adjust risk levels, gradually reducing exposure to higher-risk assets as the individual nears retirement age.

8.	New Industry Regulations: Currently, the Private Pensions Funds Act requires each AFP to maintain a capital reserve fund equal to 1% of the value of its pension funds. Under the Reform, AFPs will be required to invest 30% of the commissions collected over the past 12 months. Additionally, 10% of all affiliates will be assigned to the AFP offering the lowest commission every 24 months, fostering competition and reducing costs for future pensioners.

On June 25, 2025, as part of the implementation of Law No. 21,735, the Chilean government submitted to Congress a bill to transfer the management of the Disability and Survivorship Insurance (SIS) from the Pension Fund Administrators (AFPs) to the Social Security Insurance (SSP). The bill provides for the Autonomous Pension Protection Fund (FAPP) to assume responsibility for the bidding and contracting of the SIS with life insurance companies, while AFPs will retain certain operational functions, including benefit calculations, payments, and the joint administration of medical commissions with the Social Security Institute. In addition, the FAPP administrator will pay SIS premiums directly to the awarded life insurance companies and transfer to the AFPs the amounts corresponding to gender-based contribution differences.

2025 Budget

On December 13, 2024, Law No. 21,722 was published in the Official Gazette, approving the 2025 budget (“2025 Budget”) as submitted by the Chilean government to Congress in September 2024. The following table sets forth the main macroeconomic assumptions underlying the 2025 Budget when the bill was submitted to Congress:

2025 Budget Assumptions

Real GDP growth (% change compared to the prior year)	2.7
Real domestic demand growth (% change compared to the prior year)	3.4
CPI (average annual % change)	4.2
Annual average nominal exchange rate (Ps./US$1.00)	887
Annual average copper price (US$ cents per pound)	430
Source: Chilean Budget Office.

As part of the quarterly update of the figures contained in the Public Finances Report (Informe de Finanzas Públicas), the macroeconomic assumptions underlying the 2025 Budget were updated on July 2, 2025. As a result, the following table sets forth the current macroeconomic assumptions as of July 2025 underlying the 2025 Budget:

Current Budget Assumptions

Real GDP growth (% change compared to the prior year)	2.5
Real domestic demand growth (% change compared to the prior year)	3.1
CPI (average annual % change)	4.4
Annual average nominal exchange rate (Ps./US$1.00)	962
Annual average copper price (US$ cents per pound)	428
Source: Chilean Budget Office.

Under the July assumptions, central government revenues, when measured in constant pesos of 2025, were budgeted at Ps.75,591 billion in 2025. Central government expenditures, when measured in constant pesos of 2025, were budgeted at Ps.81,293 billion in 2025. As a result, the effective deficit was budgeted to amount to 1.8% in 2025, while the central government’s gross debt was budgeted to reach 42.2% of GDP in 2025.

The government has announced a series of corrective measures following the official outcome regarding the 2024 Structural Balance target in the Public Finances Report dated April 23, 2025. If these measures are fully implemented, central government revenues, measured in constant 2025 pesos, would be budgeted to reach Ps.76,150 billion in 2025. Central government expenditures, also in constant 2025 pesos, would be budgeted at Ps. 81,293 billion. As a result, the revised effective deficit would be 1.5% of GDP in 2025.

While the government believes that its assumptions and targets for the Chilean economy included in the 2025 Budget (and its updates) were reasonable when formulated, actual outcomes are beyond its control or significant influence, and will depend on future events. Accordingly, the government’s fiscal performance could differ from the assumptions, targets and estimates set forth in the relevant budget. Furthermore, the government may subsequently adjust the macroeconomic assumptions to reflect the latest developments relating to domestic and external factors.

Municipal Elections

There are 345 municipalities in Chile, each administered by a mayor and a municipal council, composed of six, eight or 10 councilors, depending on the number of electors in each municipality. Municipal elections are held every four years, with the most recent elections held on October 26 and October 27, 2024. Elected mayors assumed office on December 6, 2024. The next election is scheduled for October 2028.

The following table sets forth the outcome of the most recently held mayoral elections by pact or alliance:

Municipal Elections 2024 — Mayors

	Votes	Percentage
Chile Vamos (Center-Right)	3,106,176	26.52
Contigo Chile Mejor (Center-Left)	3,519,774	30.06
Partido Social Cristiano (Right)	385,807	3.29
Republicanos (Right)	488,587	4.17
Independent	3,557,965	30.38
Others(1)	642,509	5.48
Total	11,710,726	100.00

(1)	Izquierda Ecologista Popular, Izquierda de Trabajadores, Partido de la Gente, Centro Democrático, Ecologistas, Animalistas.

Regional Elections

In accordance with Law No. 20,990, Chile is divided into 16 regions administered by a regional government, whose purpose is the social, cultural and economic development of the relevant region. The regional government consists of a regional governor and a regional council. Both the councilors and the regional governor are elected every four years for a four-year term by universal suffrage and direct voting.

The election for regional governors took place on October 26 and 27, 2024. With the exception of Tarapacá, Ñuble, Los Ríos, Aysén and Magallanes, where the candidates were elected on their respective first round, a second-round election was held on November 24, 2024 between the two candidates with the highest number of votes.

Regional councils have between 14 and 34 members, depending on the population of each region. Until the enactment of Law No. 20,678 on June 13, 2013, members of regional councils were designated by members of the municipal councils. Since such date, members of regional councils have been elected by popular vote. The first election of regional council members took place in November 2013 and the most recent election took place in October 2024. The next election is scheduled for October 2028.

The following table sets forth the results of the regional governor elections held on October 26 and 27, and November 24, 2024, by pact or alliance:

Regional Elections (Regional Governors)

2024
Chile Vamos (Center Right)	6
Por Chile y sus Regiones (Center-Left)	7
Independent	2
Tu Región Radical	1
Total	16

THE ECONOMY

Economic Performance Indicators

The following table sets forth changes in the monthly economic activity index (“Imacec”), Mining Imacec and Non-mining Imacec for the periods indicated:

Imacec, Mining Imacec and Non-mining Imacec
(% change from same period in previous year)

	Imacec	Mining Imacec	Non- mining Imacec
2024
January	3.2	(1.4)	4.8
February	5.5	11.3	6.2
March	1.6	9.4	2.8
April	4.0	(1.5)	4.5
May	0.4	3.7	2.8
June	(0.7)	5.0	0.9
July	4.0	4.6	(0.5)
August	1.9	9.0	(2.9)
September	0.2	0.6	(4.7)
October	2.6	4.3	0.3
November	2.3	2.9	4.4
December	6.8	14.5	14.5
2025
January	3.0	(0.8)	1.5
February	0.1	(7.2)	1.9
March	4.2	4.7	4.7
April	2.9	11.1	4.0
May	3.3	11.2	2.1
June	3.0	(8.9)	2.3

Source: Chilean Central Bank.

The following table sets forth certain macroeconomic performance indicators for the periods indicated:

	Current Account (millions of US$)(1)	GDP Growth (in %)(2)	Domestic Demand Growth (in %)(2)
2024
First quarter	1,175.8	3.3	2.7)
Second quarter	(1,863.8)	(1.2)	(1.5)
Third quarter	(2,387.8)	2.0	(0.2)
Fourth quarter	(1,777.0)	4.0	(4.3)
2025
First quarter	155.9	2.5	1.6
Second quarter	(3,245.6)	3.1	5.8

Notes:

(1) Current account data for the periods indicated.

(2) Compared to the same period in prior year.

Source:  Chilean Central Bank.

Gross Domestic Product

In the six-month period ended June 30, 2025, real GDP increased 2.8% compared to the same period in 2024. During the six-month period ended June 30, 2025, aggregate domestic demand increased 2.7%, gross fixed capital formation increased 2.5%, total consumption increased 3.0%, exports increased 7.1% and imports increased 8.0%, in each case in real terms and compared to the same period in 2024.

The following tables present GDP and expenditures measured at current prices and in chained volume at previous period prices, each for the periods indicated:

Nominal GDP and Expenditures
(at current prices for period indicated, in billions of Chilean pesos)

	Six-month periods ended June 30,
	2024	2025
Nominal GDP	144,442	157,533
Aggregate domestic demand	110,432	119,025
Gross fixed capital formation	87,463	94,066
Change in inventories	6,357	7,030
Total consumption	37,928	40,710
Private consumption	43,177	46,326
Government consumption	22,969	24,959
Total exports	34,954	38,211
Total imports	21,876	23,698
Net exports	13,078	14,513

Source: Chilean Central Bank.

Real GDP and Expenditure
(chained volume at previous period prices, in billions of Chilean pesos)

	Six-month periods ended June 30,
	2024	2025
Real GDP	102,962	106,775
Aggregate domestic demand	80,100	82,231
Gross fixed capital formation	63,460	65,068
Total consumption	32,206	32,593
Private consumption	16,740	17,271
Government consumption	22,943	24,580
Total exports	27,022	29,187
Total imports	27,871	31,189
Net exports	102,962	106,775

Source: Chilean Central Bank.

Composition of Demand

The primary component of aggregate demand is private consumption, which as a percentage of GDP, represented 25.8% in the six-month period ended June 30, 2025. Government consumption was 15.8% in the six-month period ended June 30, 2025 compared to 15.9% in the six-month period ended June 30, 2024. Another key component of demand, gross fixed capital formation, was 59.7% of GDP in the six-month period ended June 30, 2025 and 60.6% in the six-month period ended June 30, 2024.

The following table presents nominal GDP by categories of aggregate demand for the periods indicated:

Nominal GDP by Aggregate Demand
(percentage of total GDP, except as indicated)

	Six-month periods ended June 30,
	2024	2025
Nominal GDP (in billions of Chilean pesos)	144,442	157,533
Domestic absorption	91.2	90.0
Total consumption	26.3	25.8
Private consumption	29.9	29.4
Government consumption	15.9	15.8
Change in inventories	4.4	4.5
Gross fixed capital formation	60.6	59.7
Exports of goods and services	24.2	24.3
Imports of goods and services	15.1	15.0

Source: Chilean Central Bank.

Savings and Investment

In the six-month period ended June 30, 2025, total gross savings (or domestic gross investment) reached 21.5% of GDP, a decrease in relation to the percentage of GDP reached in the same period in 2024.

The following table presents information for savings and investment for the periods indicated:

Savings and Investment
(% of GDP)

	Six-month periods ended June 30,
	2024	2025
National savings	22.0	21.5
External savings	(0.4)	1.9
Total gross savings or domestic gross investment	22.4	23.5

Source: Chilean Central Bank.

Principal Sectors of the Economy

In the six-month period ended June 30, 2025, the primary sector increased by 4.1% (representing 15.1% of total nominal GDP), the manufacturing sector increased by 4.5% (representing 8.6% of total nominal GDP) and the services sector increased by 2.6% (representing 66.5% of total nominal GDP), in each case, compared to the six-month period ended June 30, 2024 and in real terms. The increase in the primary sector was driven by an increase in mining and copper, and the increase in the manufacturing sector was driven mainly by an increase in foodstuffs, beverages and tobacco . The increase in the services sector was mainly driven by an increase in financial and personal services.

The following tables present changes in real GDP by sector and their respective growth rates for the periods indicated:

Nominal GDP by Sector
(% of GDP, except as indicated)

	Six-month periods ended June 30,
	2024		2025
Primary sector		16.4		15.1
Agriculture, livestock and forestry		4.0		3.6
Fishing		0.6		0.8
Mining		11.7		10.7
Copper		10.0		9.5
Other		1.7		1.2
Manufacturing sector		8.8		8.5
Foodstuffs, beverages and tobacco		3.8		3.6
Textiles, clothing and leather		0.1		0.1
Wood products and furniture		0.4		0.4
Paper and printing products		0.6		0.5
Chemicals, petroleum, rubber and plastic products		1.6		1.7
Non-metallic mineral products and base metal products		0.5		0.4
Metal products, machinery and equipment and miscellaneous manufacturing		1.9		1.9
Services sector		65.0		66.5
Electricity, oil and gas and water		3.1		4.3
Construction		5.7		5.8
Trade and catering		10.8		10.2
Transport		5.6		6.2
Communications		2.5		2.5
Financial services		12.8		13.1
Housing		7.7		7.6
Personal services		12.4		12.5
Public administration		4.5		4.3
Subtotal		90.2		90.1
Net adjustments for payments made by financial institutions, VAT and import tariffs		9.8		9.9
Total GDP		100.0		100.0
Nominal GDP (in billions of Chilean pesos)	Ps.	151,624	Ps.	164,212

Source: Chilean Central Bank.

Change in GDP by Sector
(% change from same period in previous year, except as indicated)

	Six-month periods ended June 30,
	2024		2025
Primary sector		2.1		4.1
Agriculture, livestock and forestry		0.5		6.2
Fishing		(9.6)		21.5
Mining		4.2		1.5
Copper		3.0		1.3
Other		6.8		2.0
Manufacturing sector		0.5		4.5
Foodstuffs, beverages and tobacco		(3.5)		7.8
Textiles, clothing and leather		(5.8)		6.2
Wood products and furniture		3.6		(0.2)
Paper and printing products		15.4		4.7
Chemicals, petroleum, rubber and plastic products		3.4		0.8
Non-metallic mineral products and base metal products		(4.6)		1.3
Metal products, machinery and equipment and miscellaneous manufacturing		1.7		3.3
Services sector		2.5		2.6
Electricity, oil and gas and water		16.6		(0.1)
Construction		0.7		0.3
Trade and catering		4.5		5.7
Transport		7.3		4.0
Communications		1.4		0.7
Financial Services		(1.1)		0.6
Housing		1.8		2.6
Personal Services		0.8		4.5
Public Administration		3.0		(0.3)
Subtotal		2.3		2.8
Net adjustments for payments made by financial institutions, VAT and import tariffs		(0.6)		2.3
Total GDP		2.3		2.8
Real GDP (chained volume at previous year prices, in billions of Chilean pesos)	Ps.	102,977	Ps.	105,848

Source: Chilean Central Bank.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Chile’s balance of payment recorded a deficit of US$158.2 million for the six-month period ended June 30, 2025, compared to a deficit of US$2.4 billion for the same period in 2024.

Current Account

Chile’s current account recorded a deficit of US$3.4 billion for the six-month period ended June 30, 2025, compared to a deficit of US$688 million for the same period in 2024.

The merchandise trade surplus decreased to US$11.3 billion for the six-month period ended June 30, 2025, compared to US$12.2 billion for the same period in 2024, driven by an increase in merchandise imports, which accounted for US$41.3 billion for the six-month period ended June 30, 2025, compared to US$37.3 billion for the same period in 2024. The decrease in the merchandise trade surplus was also driven by an increase in merchandise exports, which accounted for US$52.5 billion for the six-month period ended June 30, 2025, compared to US$49.5 billion for the same period in 2024.

Capital Account and Financial Account

Chile’s capital account recorded a surplus of US$2 million for the six-month period ended June 30, 2025, compared to a surplus of US$24 million for the same period in 2024.

The financial account registered a deficit of US$6.99 billion for the six-month period ended June 30, 2025, compared to a deficit of US$3.2 billion for the same period in 2024. This increase in the deficit was mainly due to an increase in earnings reinvested.

The following table sets forth Chile’s balance of payments for the periods indicated:

Balance of Payment
(in millions of US$)

	Six-month period ended June 30,
	2024	2025
Current account
Current account, net	(688)	(3,402)
Goods and Services, net	7,684	6,927
Merchandise Trade Balance	12,197	11,279
Exports	49,515	52,531
Imports	37,318	41,253
Services	(4,512)	(4,352)
Credits	5,587	6,504
Debits	10,100	10,855
Income, net	(8,754)	(10,505)
Income from investment	(8,457)	(10,211)
Income from direct investment(1)	(6,866)	(8,666)
Abroad	3,073	2,505
From abroad	9,939	11,171
Income from portfolio investment	(1,238)	(1,351)
Dividends	525	691
Interest	(1,764)	(2,042)
Income from other investment	(352)	(193)
Credits	1,138	948
Debits	1,490	1,141
Current transfers, net	382	177
Credits	1,640	1,521
Debits	(1,259)	(1,344)
Capital and financial accounts
Capital and financial accounts, net	(3,149)	(6,990)
Capital account, net	24	2
Financial account, net	(3,173)	(6,992)
Direct investment, net	(5,229)	(4,497)
Direct investment abroad	2,577	3,176
Shares and other capital	1,782	1,209
Earnings reinvested	91	1,159
Debt instruments(2)	704	807
Direct investment to Chile	7,805	7,672
Shares and other capital	2,139	3,073
Earnings reinvested	3,780	4,812
Debt instruments(2)	1,886	(213)
Portfolio investment, net	2,054	4,144
Assets	4,534	9,345
Liabilities	2,480	5,200
Financial Derivatives, net	2,054	4,144
Other Investment, net(3)	44	(1,339)
Assets	2,243	(1,900)
Commercial credits	1,016	(51)
Loans	(197)	125
Currency and deposits	1,441	(1,983)
Other assets	(17)	(17)
Liabilities	(156)	3,243
Commercial credits	(321)	299
Loans(3)	431	1,756
Currency and deposits	(265)	1,189
Other liabilities	0	0
Assets in reserve, net	(2,441)	(158)
Errors and omissions, net	(2,441)	(3,592)
Financial account (excluding change in reserves)	(27,932)	(10,345)
Total balance of payments	(2,441)	(158)

Notes:

(1)             Includes interest.

(2)             Includes trade credits, loans, currency and deposits.

(3)             Short term net flows.

Source: Chilean Central Bank.

Merchandise Trade

The primary countries of origin of Chile’s imports for the six-month period ended June 30, 2025, were China (which accounted for 27.1% of total imports), the United States (19.2%), Brazil (7.8%), Argentina (8.1%), Germany (3.2%) and Japan (2.2%). The primary destinations of Chile’s exports for the six-month period ended June 30, 2025, were China (which received 36.4% of Chile’s total exports), the United States (17.6%), Japan (8.2%), South Korea (4.6%) and Brazil (4.7%). For the six-month period ended June 30, 2025, Chile’s exports to Asia, as a percentage of total exports, decreased to 54.6% from 58.0% in 2024, while the proportion of Chile’s exports to the United States increased to 17.6% from 15.3% for the same period in 2024.

For the six-month period ended June 30, 2025, merchandise exports totaled US$52.5 billion and merchandise imports totaled US$41.3 billion. Intermediate goods, such as oil and other fossil fuels, accounted for 51.3% of total imports for the six-month period ended June 30, 2025, a decrease for the same period in 2024. Imports of consumer goods amounted to 27.6% of total imports for the six-month period ended June 30, 2025, which were higher compared to the same period in 2024. Imports of capital goods accounted for 21.1% of total imports for that period compared to 19% for the same period in 2024.

The following tables set forth information regarding exports and imports for the periods indicated:

Geographical Distribution of Merchandise Trade
(% of total exports/imports)

	Six-month period ended June 30,
	2024	2025
Exports (FOB)
Americas:
Argentina	0.7	1.0
Brazil	5.1	4.7
Mexico	1.6	1.8
United States	15.3	17.6
Other	7.3	6.9
Total Americas:	29.9	31.9
Europe:
France	1.1	1.1
Germany	1.1	1.7
Netherlands	2.0	1.9
Spain	1.7	1.9
United Kingdom	0.6	0.5
Other	4.4	5.0
Total Europe:	10.9	12.1
Asia:
Japan	8.0	8.2
South Korea	5.1	4.6
Taiwan	1.0	0.7
China	38.8	36.4
Other	5.0	4.7
Total Asia:	58.0	54.6
Other:(1)	1.2	1.4
Total exports:	100	100
Imports (CIF)
Americas:
Argentina	7.8	8.1
Brazil	9.2	7.8
Mexico	2.1	1.8
United States	20.2	19.2
Other	8.9	7.6
Total Americas:	48.2	44.5
Europe:
France	1.5	1.6
Germany	3.3	3.2
Netherlands	0.6	0.6
Spain	2.2	2.3
United Kingdom	0.6	0.6
Other	6.5	6.8
Total Europe:	14.8	15.2
Asia:
Japan	2.8	2.2
South Korea	2.1	1.8
Taiwan	0.3	0.3
China	23.4	27.1
Other	5.5	6.3
Total Asia:	34.1	37.7
Other:(1)	3.0	2.6
Total imports:	100%	100%

Notes:

(1)           Includes Africa, Oceania and other countries, including those in tax free zones.

Source: Chilean Central Bank.

Services Trade

For the six-month period ended June 30, 2025, exported services increased 14.2% and imported services increase 7.5%, compared to the same period in 2024.

MONETARY AND FINANCIAL SYSTEM

Monetary and Exchange Rate Policy

Monetary Policy and Interest Rate Evolution

On July 29, 2025, the Chilean Central Bank lowered the Tasa de Política Monetaria (“TPM”) to 4.75%, mainly to follow the decreasing trend in inflation, which was still above the 3.0% (+/-1.0%) target band. On September 9, 2025, the Chilean Central Bank announced it will maintain the TPM at 4.75%.

Inflation

The following table shows changes in the Consumer Price Index (“CPI”) and the Producer Price Index (“PPI”) for the periods indicated:

Inflation
(% change from the previous 12-month period)

	CPI	PPI(1)
Year ended December 31, 2024	4.5	11.2
Eight-month period ended August 31, 2025	4.0	8.9

(1)           Manufacturing, mining and electricity, water and gas distribution industries.

Source: CPI Report, National Institute of Statistics.

Exchange Rate Policy

The Chilean peso traded at Ps. 952.87/US$1.00 on September 24, 2025.

Observed Exchange Rates
(Chilean pesos per US$)

	High	Low	Average(1)	Period- End
Year ended December 31, 2024	996.35	877.12	943.58	992.12
Eight-month period ended August 31, 2025	1,012.76	917.76	956.48	967.48
September 2025 (through September 24, 2025)	974.13	948.57	961.10	952.87

Notes:

(1)           Represents the average daily rates for the period indicated.

Source: Chilean Central Bank.

Unidades de Fomento

On September 24, 2025, one Unidad de Fomento was equal to Ps. 39,485.65.

The following table shows the high, low, average and period-end Unidades de Fomento expressed in Chilean Peso for the periods indicated:

UF Values expressed in Chilean Peso

	High	Low	Average(1)	Period- End
Year ended December 31, 2018	27,565.79	26,799.01	27,165.75	27,565.79
Year ended December 31, 2019	28,309.94	27,538.22	27,854.39	28,309.94
Year ended December 31, 2020	29,090.98	28,310.86	28,678.81	29,070.33
Year ended December 31, 2021	30,991.74	29,061.89	29,802.93	30,991.74
Year ended December 31, 2022	35,110.98	30,996.73	33,047.14	35,110.98
Year ended December 31, 2023	36,789.36	35,122.26	35,974.37	36,789.36
Year ended December 31, 2024	38,416.69	36.679,62	37,508.22	38,416.69
Eight-month period ended August 31, 2025	39,383.07	38,362.10	38,945.46	39,383.07
September 2025 (through September 24, 2025)	39,485.65	39,394.46	39,471.97	39,485.65

Notes:

(1)           Represents the average daily rates.

Source: Chilean Central Bank.

International Reserves

Net international reserves of the Chilean Central Bank totaled approximately US$46.4 billion as of June 30, 2025, compared to US$44.1 billion as of June 30, 2024.

The following table shows the composition of net international reserves of the Chilean Central Bank as of the dates indicated:

Net International Reserves of the Chilean Central Bank
(in millions of US$)

	As of June 30,
	2024	2025
Chilean Central Bank:
Assets:
Gold	18	26
Special Drawing Rights (SDRs)	3,455	3,586
Reserve position in the IMF	590	629
Foreign exchange and bank deposits	3,582	1,116
Securities	36,417	41,042
Other assets(1)	-
Total	44,063	46,398
Liabilities
Reciprocal Credit Agreements	—	—
Bonds and promissory notes	—	—
Accounts with international organizations	84	87
SDR allocations	3,296	3,362
Short Term Liabilities	—	—
Total	3,380	3,449
Total international reserves, net	42,443	42,949

Notes:

(1)	Includes reciprocal credit agreements with central banks members of the Latin American Integration Association (ALADI)’s Agreement of Reciprocal Payments and Credits.

Source: Chilean Central Bank.

Money Supply

The following table sets forth the monetary aggregates as of the dates indicated:

Monetary Aggregates
(in billions of Chilean pesos)

	As of June 30,
	2024	2025
Currency in circulation	10,268.6	10,691.8
Demand deposits at commercial banks	7,945.8	8,286.4
Monetary Base	18,214.4	18,978.3
Currency in circulation	10,268.6	10,691.8
Demand deposits at commercial banks	48,221.6	48,942.5
M1(1)	58,490.1	59,634.4
Total time and savings deposits at banks	127,387.1	131,952.6
Others	2,556.3	2,722.9
M2(2)	188,433.4	194,309.9
Foreign currency deposits at Chilean Central Bank	32,328.3	29,681.8
Documents of Chilean Central Bank	18,242.7	18,431.1
Letters of Credit	77.2	64.9
Private Bonds	36,403.3	39,054.5
Others	74,775.0	85,580.6
M3(3)	350,260.0	367,122.9

Notes:

(1)	M1: Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.
(2)	M2: M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).
(3)	M3: M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source: Chilean Central Bank.

The following tables show changes in selected monetary indicators for the period indicated:

Selected Monetary Indicators
(in % change from June 30, 2024)

As of June 30, 2025
M1 (% change)	2.0
M2 (% change)	3.1
Credit from the financial system (% change)	5.3
Average annual Chilean peso deposit rate (%)(1)	2.1

Notes:

(1)	Represents real interest rates for a period of 90 to 365 days.

 Source: Chilean Central Bank.

The following table shows liquidity and credit aggregates as of the dates indicated:

Liquidity and Credit Aggregates
(in billions of Chilean pesos)

	As of June 30,
	2024	2025
Liquidity aggregates (at period end)	18,167	17,976
Monetary base:
Currency, excluding cash in vaults at banks	10,269	10,692
M1(1)	58,490	59,634
M2(2)	188,433	194,310
M3(3)	350,260	367,123
Credit aggregates (at period end):
Private sector credit	227,839	235,682
Public sector credit	20,250	24,947
Total domestic credit(4)	202,961	207,414
Deposits:(4)
Chilean peso deposits	194,261	202,061
Foreign-currency deposits	37,468	40,102
Total deposits	231,730	242,163

Notes:

(1)             Currency in circulation plus Chilean peso-denominated demand deposits.

(2)             M1 plus Chilean peso-denominated savings deposits.

(3)             M2 plus deposits in foreign currency, principally U.S. dollars. Does not include government time deposits at the Chilean Central Bank.

(4)             Includes capital reserves and other net assets and liabilities.

Source: Chilean Central Bank.

Financial Sector

General Overview of Banking System

The following table provides certain statistical information on the financial system:

Chilean Financial System
(in millions of US$, except for percentages)

	As of July 31, 2025
	Assets		Loans		Deposits		Shareholder’s Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private sector banks	365,348	84.8%	333,012	84.7%	185,295	83.2%	32,336	86.2%
Foreign owned private sector banks(2)	2,483	0.6%	1,686	0.4%	760	0.3%	797	2.1%
Private sector total	367,831	85.4%	334,698	85.1%	186,055	83.5%	33,133	88.3%
Banco Estado	63,036	14.6%	58,652	14.9%	36,642	16.5%	4,383	11.7%
Total banks	430,867	100.0%	393,350	100.0%	222,697	100.0%	37,516	100.0%

Notes:

(1)             Corresponds to the “Capital Básico”, which includes capital and reserves.

(2)             Foreign-owned subsidiaries of foreign banks are classified as domestically owned private-sector banks. If they were classified as foreign-owned private-sector banks, the market share of foreign-owned private-sector banks as of July 31, 2025 would be as follows: assets: 40.1%, loans: 40.2%, deposits: 34.5% and shareholders’ equity: 39.9%, with the corresponding reduction in the market share of domestically owned private-sector banks.

Source: CMF.

The following table sets forth the total assets of the five largest Chilean private sector banks, state owned Banco Estado and other banks in the aggregate as of the dates indicated:

	As of July 31, 2025
	In billions of Chilean Pesos	Market Share (%)
Banco Santander-Chile	68,071	16.6%
Banco del Estado de Chile	59,982	14.6%
Banco de Chile	54,742	13.4%
Banco de Crédito e Inversiones	84,338	20.6%
Banco Itaú Chile	42,927	10.5%
Other banks	99,932	24.4%
Total Banking System	409,991	100.0%

Source: CMF

The following table sets forth information on bank operation efficiency indicators for the periods indicated:

Financial System Indicators
(%)

	As of July 31,
	2024	2025
Return on assets	0.7	0.8
Return on equity	9.0	8.9
Non-performing loans as a percentage of total loans	1.7	2.3
Gross operational margin/assets	0.9	1.0
Operating expenses/operating revenue	109.5	112.5
Operating expenses/average total assets	1.0	1.1
Regulatory capital to risk-weighted assets	n.a.	n.a.

Source: CMF

n.a. = Not available.

Institutional Investors

The principal institutional investors active in Chile (listed by size of investment portfolio, in descending order) are the pension funds, insurance companies and mutual funds.

The following table sets forth the amount of assets of the various types of institutional investors in Chile as of June 30, 2025:

Total Assets of Institutional Investors
(in billions of US$)

	Pension Funds (AFPs)	Insurance Companies	Mutual Funds	Investment Funds(1)	Foreign Capital Investment Funds	Total
As of June 30, 2025	209,53	79,88	83,91	n.a.	n.a.	373,32

Notes:

(1)             Includes international investment funds.

n.a.= Not available

Source: CMF, Superintendency of Pensions.

PUBLIC SECTOR FINANCES

Fiscal Responsibility Law

Pension Reserve Fund

The table below sets forth the total contribution to, and total withdrawals from, the Pension Reserve Fund (“FRP”) for the seven-month period ended July 31, 2025, as well as the total assets of the FRP as of July 31, 2025:

	Contribution (in millions of US$)	Withdrawals (in millions of US$)	Total Assets at July 31, 2025 (in millions of US$)
Seven-month period ended July 31, 2025	-	332.39	9,762.95

Economic and Social Stabilization Fund

The table below sets forth the total contribution to, and total withdrawals from, the FEES for the seven-month period ended July 31, 2025, as well as the total assets of the FEES as of July 31, 2025:

	Contribution (in millions of US$)	Withdrawals (in millions of US$)	Total Assets at July 31, 2025 (in millions of US$)
Seven-month period ended July 31, 2025	-	-	3,805.55

The following tables set forth a summary of public sector accounts (calculated on an accrual basis and as a percentage of GDP for the periods indicated):

Public Sector Finances
(in billions of US$ and % of total GDP)

	Six-month period ended June 30,
	2024		2025
	(US$)	(%)(3)	(US$)	(%)(4)
Current Revenues and Expenditures
Revenues	35.4	22.1	38.0	22.1
Net taxes(1)	29.3	18.3	32.5	18.9
Copper revenues(2)	0.7	0.4	0.7	0.4
Social Security contributions	2.0	1.2	2.1	1.2
Donations	0.0	0.0	0.1	0.0
Real property incomes	0.9	0.6	0.6	0.4
Operational revenues	0.8	0.5	0.8	0.5
Other revenues	1.8	1.1	1.1	0.6
Expenditures	34.6	21.6	36.5	21.3
Wages and salaries	8.1	5.1	9.0	5.2
Goods and services	3.2	2.0	3.7	2.2
Interest on public debt	2.0	1.2	2.1	1.3
Transfer payments	13.5	8.5	13.4	7.8
Transfers to social security	7.7	4.8	8.1	4.7
Others	0.1	0.1	0.1	0.1
Capital Revenues and Expenditures
Revenues	5.2	3.3	5.6	3.3
Asset sales	0.0	0.0	0.0	0.0
Expenditures	5.2	3.3	5.6	3.3
Investment	2.1	1.3	2.3	1.4
Capital transfers	3.1	1.9	3.3	1.9
Central government balance	(4.5)	(2.8)	(4.1)	(2.4)

Notes:

(1)	Taxes collected net of refunds.
(2)	Excludes transfers from Codelco under Law No. 13,196. This law (Ley Reservada del Cobre), which is not publicly disclosed, earmarks 10% of Codelco’s revenues from the export of copper and related byproducts for defense spending and these funds are therefore excluded from the central government’s current revenues. Defense spending is considered an extra-budgetary expense in accordance with IMF accounting guidelines. Although Congress abrogated the Ley Reservada del Cobre in September 2019, the provisions of such legislation continue to apply to the allocation, distribution and control of the resources associated to military projects approved before December 31, 2019.
(3)	Expressed as a percentage of GDP for 2024.
(4)	Expressed as a percentage of GDP for 2025.

Source: Chilean Budget Office.

PUBLIC SECTOR DEBT

External Debt

Chile’s total public sector external debt was US$46.3 billion as of March 31, 2024, and US$46.3 billion as of March 31, 2025.

The following table sets forth the outstanding amount of public sector external debt by creditor as of the dates indicated:

Public Sector External Debt, By Creditor
(in millions of US$)

	As of March 31,
	2024	2025
IDB	2,618	2,869
IBRD (World Bank)	150	167
Bonds	43,477	46,671
IDA (World Bank)	-	-
Others	66	44
Total	46,311	49,750

Source: Chilean Budget Office.

The following table sets forth public sector external debt by currency as of the dates indicated:

Public Sector External Debt, By Currency
(in millions of US$)

	As of March 31,
	2024	2025
United States Dollar	32,132	33,704
Euro	13,893	15,750
Chilean Pesos	286	297
Other	-	-
Total	46,311	49,750

Source: Chilean Budget Office.

Debt Record

The net consolidated debt increased from 20.1% as of March 31, 2024 to 22.0% as of March 31, 2025, mainly driven by an increase in the central government debt.

The following tables set forth the net debt of the Chilean Central Bank and Central Government for the dates indicated:

Net Consolidated Debt of the Chilean Central Bank and Central Government
(as a % of GDP)

	As of March 31,
	2024	2025
Net Consolidated Debt	20.1	22.0

Source: Chilean Central Bank, Chilean Budget Office and Office of the Comptroller General of the Republic.

Net Debt of the Chilean Central Bank
(in millions of pesos of each year)

	As of March 31,
	2024	2025
Liabilities	59,249,204	28,442,397
Chilean Central Bank notes and bonds(1)	30,608,316	23,679,668
Fiscal deposits	148	143
Others(2)	28,640,740	3,862,781
Assets without subordinated debt	71,990,835	42,961,864
Net international reserves (in US$ million)	45,716	45,066
Others(3)	27,080,681	325,360
Total Net Debt without subordinated debt(1) (2)	(12,741,631)	(14,519,467)

Notes:

(1)	Includes various notes and bonds of the Chilean Central Bank such as the Chilean Central Bank discountable promissory notes (PDBC), Chilean Central Bank indexed promissory notes (PRBC), Chilean Central Bank bonds in Chilean pesos (BCP), Chilean Central Bank bonds in UF (BCU), Chilean Central Bank bonds in U.S. dollars (BCD) and other instruments.
(2)	Includes other deposits and obligations, reciprocal agreements and other securities.
(3)	Includes net internal credit, excluding fiscal transfers, subordinated debt, SINAP obligations and popular capitalism, other securities from abroad, contributions to international organizations and other adjusted domestic securities.

Source: Chilean Central Bank.

Central Government Total Net Debt
(in millions of pesos of each year, except as indicated)

	As of March 31,
	2024	2025
Debt in pesos	74,017,899	85,405,477
External debt	—	280,796
Domestic debt	74,017,899	85,124,681
Assets in pesos	25,108,426	26,002,938
Assets in pesos, without public enterprises(1)	25,095,827	25,990,281
Chilean Central Bank Deposits	—	—
Financial debt of public enterprises with the central government	12,599	12,657
Net debt in pesos(2)	48,909,474	59,402,539
Debt in U.S. dollars (in US$ million)	46,311	49,454
Treasury bills with the Chilean Central Bank (in US$ million)	—	—
External debt (in US$ million)	46,311	49,454
Assets in U.S. dollars, Chilean Central Bank deposits(3) (in US$ million)	24,387	23,163
Net debt in U.S. dollars (in US$ million)	21,924	26,291
Total Financial debt(4)	119,512,442	132,193,544
Total Financial assets(5)	49,065,369	47,917,240
Total net financial debt	70,447,073	84,276,304
Total net financial debt of central government (% of GDP)	24.5%	23.1%

Notes:

(1)	Does not include assets of the old scholarship system.
(2)	Includes CORFO.
(3)	Includes the Oil Stabilization Fund, the Sovereign Wealth Funds, the Infrastructure Fund and governmental term deposits.
(4)	Debt in pesos plus debt in U.S. dollars (using the exchange rate at March 31 of the applicable year).
(5)	Assets in pesos plus assets in U.S. dollars (using the exchange rate at March 31 of the applicable year).

Source: Chilean Central Bank, Chilean Budget Office and Office of the General Comptroller.

Public Debt Statistics

Public Debt Report

Since 2006, the Ministry of Finance has published quarterly reports on public debt records, containing data on the assets and liabilities of the central government, the Chilean Central Bank and other relevant public institutions.

Central Government Indebtedness

The most widely used international indicator of governmental liabilities is the item called “general government indebtedness,” which includes both “central government liabilities” and “local government authorized liabilities.” In Chile, local governments are not authorized to incur any financial indebtedness; therefore, the general and central government liabilities are treated as one item. As of March 31, 2025, central government liabilities represented 41.7% of GDP.

The level of general government liabilities is not an adequate indicator of Chile’s financial soundness, because it does not take account of the government’s financial assets. “Central government net indebtedness” is used to more accurately measure the government’s financial position, by showing the difference between public debt and financial assets, that is, deposits in current accounts, time deposits and fixed income investments. Equity investments and loans granted by the central government are disregarded, because it is very difficult to have an accurate economic valuation of them. Net central government indebtedness totaled 26.6% of GDP as of March 31, 2025.

Chilean Central Bank Debt and Consolidated Debt

As of March 31, 2025, the liabilities of the Chilean Central Bank exceeded its assets, resulting in net indebtedness equivalent to 4.6% of GDP. The net consolidated debt of the central government and the Chilean Central Bank, in the aggregate, as of March 31, 2025 represented 50.6% of GDP.

Other Assets and Liabilities

The quarterly reports on public debt records published by the Ministry of Finance also disclose information about the net indebtedness of public enterprises and social security debt, which is not consolidated with the rest of the public debt for economic and statistical reasons.

Only in exceptional circumstances and upon authorization provided by law, will the government guarantee such debt where a public company’s assets are not sufficient to cover its liabilities. As of March 31, 2025, the total amount of public guarantees totaled 2.2% of GDP, as compared with 2.0% of GDP as of March 31, 2024.

Under the social security system, Chile maintains certain liabilities to workers that migrated from the state administered pension system to the privately administered system. The government pays this debt directly to the individual pension fund account at the time the worker retires. The government estimates that this liability was 0.02% of GDP as of March 31, 2025. This debt will be paid progressively as the workers who contributed to the old pension system retire.

Central Government External Bonds

As of August 29, 2025, Chile had the following global bonds outstanding:

•	1.750% €913,884,000 Notes due January 20, 2026;

•	3.125% US$600,788,000 Notes due January 21, 2026;

•	0.100% €1,000,000,000 Notes due January 26, 2027;

•	2.750% US$1,500,000,000 Notes due January 31, 2027;

•	3.240% US$1,793,691,000 Notes due February 6, 2028;

•	0.555% €918,000,000 Notes due January 21, 2029;

•	4.850% US$1,700,000,000 Notes due January 22, 2029;

•	1.440% €620,635,000 Notes due February 1, 2029;

•	1.875% €1,273,559,000 Notes due May 27, 2030;

•	2.450% US$1,465,534,000 Notes due January 31, 2031;

•	0.830% €1,954,685,000 Notes due July 2, 2031;

•	3.875% €1,600,000,000 Notes due July 9, 2031;

•	3.750% €1,700,000,000 Notes due January 14, 2032;

•	2.550% US$1,500,000,000 Notes due January 27, 2032;

•	2.550% US$2,250,000,000 Notes due July 27, 2033;

•	3.500% US$1,500,000,000 Notes due January 31, 2034;

•	4.125% €1,175,688,963 Notes due July 5, 2034;

•	3.800% €1,411,014,928 Notes due July 1, 2035;
•	4.950% €1,649,852,623 Notes due January 5, 2036;

•	1.300% €750,000,000 Notes due July 26, 2036;

•	5.650% US$1,600,000,000 Notes due January 13, 2037;

•	1.250% €1,269,017,000 Notes due January 29, 2040;

•	3.100% US$2,700,000,000 Notes due May 7, 2041;

•	4.340% US$2,000,000,000 Notes due March 27, 2042;

•	3.625% US$330,062,000 Notes due October 30, 2042;

•	3.860% US$1,051,796,000 Notes due June 21, 2047;

•	3.500% US$2,318,357,000 Notes due January 25, 2050;

•	1.250% €1,250,000,000 Notes due January 22, 2051;

•	4.000% US$1,000,000,000 Notes due January 31, 2052;

•	3.500% US$1,500,000,000 Notes due April 15, 2053;

•	5.330% US$1,481,658,578 Notes due January 5, 2054;

•	3.100% US$2,000,000,000 Notes due January 22, 2061; and

•	3.250% US$1,000,000,000 Notes due September 21, 2071.

Central Government Internal Bonds

As of August 29, 2025, Chile had the following local bonds outstanding:

•	0.0% Ps. 2,000,000 million treasury bonds due October 24, 2025;

•	0.0% Ps. 2,000,000 million treasury bonds due November 26, 2025;

•	4.5% Ps. 720,920 million treasury bonds due March 1, 2026;

•	0.0% Ps 650,000 million treasury bonds due August 26, 2026;

•	0.0% Ps. 5,680,000 million treasury bonds due May 6, 2027;

•	4.9% Ps. 940,075 million treasury bonds due Nov 1, 2027;

•	5.0% Ps. 1,500,000 million treasury bonds due October 1, 2028;

•	2.3% Ps. 828,435 million treasury bonds due October 1, 2028;

•	0.0% Ps. 4,376,510 million treasury bonds due April 1, 2029;

•	5.8% Ps. 3,114,695 million treasury bonds due October 1, 2029;

•	4.7% Ps. 4,575,780 million treasury bonds due September 1, 2030;

•	6.0% Ps. 2,050 million treasury bonds due January 1, 2032;

•	6.0% Ps. 5,913,535 million treasury bonds due April 1, 2033;

•	2.8% Ps. 222,170 million treasury bonds due October 1, 2033;

•	6.0% Ps. 3,650 million treasury bonds due January 1, 2034;

•	7.0% Ps. 1,000,000 million treasury bonds due May 1, 2034;

•	5.8% Ps. 1,750,000 million treasury bonds due October 1, 2034;

•	5.0% Ps. 4,559,200 million treasury bonds due March 1, 2035;

•	5.3% Ps. 1,968,410 million treasury bonds due November 1, 2037;

•	6.2% Ps. 2,021,980 million treasury bonds due October 1, 2040;

•	6.0% Ps. 3,397,970 million treasury bonds due January 1, 2043;

•	5.1% Ps. 2,720,565 million treasury bonds due July 15, 2050;

•	6.1% Ps. 1,236,000 million treasury bonds due Abril 1, 2056;

•	2.6% UF 435 thousand treasury bonds due September 1, 2025;

•	1.5% UF 46,012 thousand treasury bonds due March 1, 2026;

•	3.0% UF 349 thousand treasury bonds due March 1, 2027;

•	3.0% UF 300 thousand treasury bonds due March 1, 2028;

•	0.0% UF 171,244 thousand treasury bonds due October 1, 2028;

•	3.0% UF 458 thousand treasury bonds due March 1, 2029;

•	3.0% UF 1,448 thousand treasury bonds due January 1, 2030;

•	1.9% UF 161,003 thousand treasury bonds due September 1, 2030;

•	3.0% UF 168 thousand treasury bonds due January 1, 2032;

•	0.0% UF 92,200 thousand treasury bonds due October 1, 2033;

•	3.0% UF 178 thousand treasury bonds due January 1, 2034;

•	2.0% UF 169,500 thousand treasury bonds due March 1, 2035;

•	3.0% UF 2,219 thousand treasury bonds due March 1, 2038;

•	3.0% UF 2,676 thousand treasury bonds due March 1, 2039;

•	3.4% UF 24,000 thousand treasury bonds due October 1, 2039;

•	3.0% UF 1,533 thousand treasury bonds due January 1, 2040;

•	3.0% UF 262 thousand treasury bonds due January 1, 2042;

•	3.0% UF 188,450 thousand treasury bonds due January 1, 2044;

•	2.1% UF 117,564 thousand treasury bonds due July 15, 2050; and

•	2.8% UF 46,630 thousand treasury bonds due November 1, 2055.

CERTAIN DEFINED TERMS AND CONVENTIONS

Exchange Rates

For your convenience, Chile has provided translations of certain amounts into U.S. dollars at the rates specified below unless otherwise indicated.

Exchange Rate(1)
At December 31, 2018	Ps. 695.69 per US$1.00
Average for year ended December 31, 2018	Ps. 640.29 per US$1.00
At December 31, 2019	Ps. 744.62 per US$1.00
Average for the year ended December 31, 2019	Ps. 702.63 per US$1.00
At December 31, 2020	Ps. 711.2 per US$1.00
Average for the year ended December 31, 2020	Ps. 792.2 per US$1.00
At December 31, 2021	Ps. 850.3 per US$1.00
Average for the year ended December 31, 2021	Ps. 759.3 per US$1.00
At December 31, 2022	Ps. 859.51 per US$1.00
Average for the year ended December 31, 2022	Ps. 872.33 per US$1.00
At December 31, 2023	Ps. 884.59 per US$1.00
Average for the year ended December 31, 2023	Ps. 839.07 per US$1.00
At December 31, 2024	Ps. 992.12 per US$1.00
Average for the year ended December 31, 2024	Ps. 943.58 per US$1.00
At September 24, 2025	Ps. 952.87 per US$1.00
Average for the eight months ended August 31, 2025	Ps. 956.48 per US$1.00

(1)	As reported by the Chilean Central Bank in accordance with paragraph 2 of article 44 of its Constitutional Organic Act.

For amounts relating to a period, Chilean pesos are translated into U.S. dollar amounts using the average exchange rate for that period. For amounts at period end, Chilean pesos are translated into U.S. dollar amounts using the exchange rate at the period end.

The Chilean Central Bank reported the exchange rate for Chile’s formal exchange market at Ps.952.87 per US$1.00 as of September 24, 2025. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Presentation of Financial Information

All annual information presented in this annual report is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in tables in this annual report may differ from the sum of the individual items in those tables due to rounding.

Since Chile’s official financial and economic statistics are subject to review by the Chilean Central Bank, the information in this annual report may be adjusted or revised. The information and data contained in this annual report for the year ended December 31, 2024 and thereafter is preliminary and subject to further revision. Further, information and data published by the Chilean Central Bank contained in this annual report is subject to periodic revision. The government believes that this review process is substantially similar to the practices of many industrialized nations. The government does not expect revisions to be material, although it cannot assure you that material changes will not be made.

Defined Terms

This annual report defines the terms set forth below as follows:

•	Gross domestic product or GDP means the total value of final products and services produced in Chile during the relevant period.

•	Imacec is an index published by the Chilean Central Bank that summarizes the combined value of final products and services produced in Chile of the following economic sectors in a given month: agriculture and forestry, fishing, mining, manufacturing, electricity, gas, water, construction, commerce, restaurants and hotels, transport, communications, financial intermediation, business services, housing services, education, health, other services and public administration.

o	Mining Imacec summarizes the value of production of the mining sector in a given month; and

o	Non-mining Imacec summarizes the combined value of final products and services produced in Chile of every sector referred to above, other than mining.

•	Imports are calculated based upon (i) for purposes of foreign trade, statistics reported to Chilean customs upon entry of goods into Chile on a cost, insurance and freight included, or CIF, basis and (ii) for purposes of balance of payments, statistics collected on a free on board, or FOB, basis at a given departure location.

•	Exports are calculated based upon statistics reported to Chilean customs upon departure of goods from Chile on an FOB basis.

•	Rate of inflation or inflation rate is the change in the consumer price index, or CPI, for the relevant calendar year, unless otherwise specified. The CPI is calculated on a weighted basket of consumer goods and services using a monthly averaging method. The rate of inflation is measured by comparing the CPI indices in December of the latest year against the indices for the prior December. See “Monetary and Financial System—Inflation.”

•	An Unidad de Fomento (UF) is an inflation-indexed, Chilean peso-denominated monetary unit that is set daily based on the Chilean CPI of the immediately preceding 30 days as calculated and published daily by the Chilean Central Bank. The main use of this index is in connection with “re-adjustable” payment obligations denominated in Chilean pesos.

Unless otherwise indicated, all annual rates of growth are average annual compounded rates, and all financial data are presented in current prices. This annual report refers to the state-owned companies and institutions as indicated below:

Banco Central de Chile	Chilean Central Bank
Banco del Estado de Chile	Banco Estado
Corporación de Fomento de la Producción	CORFO
Corporación Nacional del Cobre de Chile	Codelco
Empresa Nacional del Petróleo	ENAP
Empresa de Transporte de Pasajeros Metro S.A.	Metro
Empresa Nacional de Minería	Enami
Empresa de los Ferrocarriles del Estado	EFE

FORWARD-LOOKING STATEMENTS

This Annual Report may contain forward-looking statements. Forward-looking statements are statements that are not about historical facts, including statements about Chile’s beliefs and expectations. These statements are based on current plans, estimates and projections. While these forward-looking statements might have been reasonable when formulated, they are subject to certain risks and uncertainties, including the potential effects of current events that are not reasonably foreseeable or known at this time, that could cause actual results to differ materially from those contemplated by the relevant forward-looking statements. Accordingly, Chile gives no assurance that actual events will not differ materially from the information included in this presentation. Forward-looking statements speak only as of the date they are made. Chile undertakes no obligation to update publicly any of these forward-looking statements in light of new information or future events, including changes in Chile’s economic policy or budgeted expenditures, or to reflect the occurrence of unanticipated events.

Forward-looking statements involve inherent risks and uncertainties. Chile cautions you that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to:

•	Adverse external factors, such as high international interest rates, changes in copper, mineral or other international prices, supply chain disruptions and recession or low growth in Chile’s trading partners. Changes in international prices and high international interest rates could negatively affect Chile’s current account and could increase budgetary expenditures. Low copper and mineral prices could decrease the government’s revenues and could negatively affect the current account. Recession or low growth in Chile’s trading partners could lead to fewer exports from Chile induce a contraction in the Chilean economy and, indirectly, reduce tax reserves and other public sector revenues and adversely affect the country’s fiscal accounts. The effects of pandemics or epidemics and any subsequent mandatory regulatory restrictions or containment measures;

•	Instability or volatility in the international financial markets could lead to domestic volatility, which may adversely affect the ability of the government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, in particular, portfolio investments;

•	Adverse domestic factors, such as a decline in foreign direct and portfolio investment, increases in domestic inflation, high domestic interest rates, exchange rate volatility and increased political instability. Each of these factors could lead to lower growth or lower international reserves; and

•	Other adverse factors, such as energy deficits or restrictions, climatic or seismic events, international or domestic hostilities and political uncertainty.

SUMMARY

This summary highlights information contained elsewhere in this annual report. It is not complete and may not contain all the information that you should consider before investing in the debt securities. You should read the entire annual report carefully.

Selected Financial Information(1)

	2020	2021	2022	2023	2024
The economy
Gross Domestic Product (GDP)(2)	254,042	315,515	302,457	335,930	330,264
Real GDP (in billions of pesos)(3)	178,925	199,204	203,305	203,750	209,929
% Change from prior year	(6.1)%	11.3%	2.1%	(0.2)%	2.6%%
Consumer price index (percentage change from previous year at period end)	3.0%	7.2%	12.8%	3.9%	4.5%
Producer price index (percentage change from previous year at period end)	7.4%	27.2%	19.7%	(4.5)%	10.4%
Unemployment rate (annual average)	10.7	8.8%	7.9%	9.5%	8.5%
Balance of payments
Trade balance(4)	11,444	(1,848)	(11,869)	4,542	11,884
Current account	(4,952)	(23,193)	(26,162)	(11,899)	(4,853)
Financial and capital account (including change in reserves)	(7,716)	(24,750)	(27,929)	(10,288)	(7,079)
Errors and omissions	(2,765)	(1,561)	(1,772)	1,497	(2,276)
Chilean Central Bank, international reserves (period-end)	39,200	51,330	39,154	46,353	44,421
Number of months of import coverage(5)	6.9	6.0	4.0	5.6	5.4
Public finance
Central government revenue	50,680	76,234	78,696	77,109	67,927
% of GDP	19.9	24.2	26.0	23.0	21.8
Central government expenditure	69,164	100,596	75,305	85,116	76,808
% of GDP	27.2	31.9	24.9	25.3	24.6
Central government surplus (deficit)	(18,483)	(24,362)	3,392	(8,007)	(8,881)
% of GDP	(7.3)	(7.7)	1.1	(2.4)	(2.8)
Consolidated non-financial public sector surplus (deficit)(6)	(14,846)	(21,024)	5,810	(6,558)	(8,722)
% of GDP	(5.8)	(6.7)	1.9	(2.0)	(2.6)
Public debt
Central government external debt	21,208	36,107	41,167	44,972	47,691
Central government external debt/GDP	8.3%	11.4%	13.6%	13.4%	14%
Central government external debt/exports(7)	26.7%	35.8%	38.4%	43.1%	42.9%

(1)	In millions of U.S. dollars, except as otherwise indicated.
(2)	GDP in U.S. dollars calculated by translating the nominal GDP in pesos at the average exchange rate of each period.
(3)	Calculated using chained volumes at prices for the immediately preceding year.
(4)	Trade balance consists of goods and services.
(5)	Imports consist of goods and services.
(6)	The non-financial public sector includes the central government, municipalities and public-owned enterprises, but does not include Banco Estado and the Chilean Central Bank.
(7)	Exports consist of goods and services.

n.a. = not available

Source: Chilean Central Bank, Chilean Budget Office and National Statistics Institute (Instituto Nacional de Estadísticas, or INE).

MAP OF CHILE

REPUBLIC OF CHILE

Area and Population

Chile covers an area of approximately 756,626 square kilometers (excluding the Antarctic territory, which covers approximately 1,250,000 square kilometers). Continental Chile occupies a narrow strip of land, with an average width of 177 kilometers, extending approximately 4,270 kilometers along South America’s west coast. It borders Peru to the north, the Antarctic territory to the south, Bolivia and Argentina to the east and the Pacific Ocean to the west. Continental Chile’s geography is dominated by a range of Pacific coastal mountains in the west, the Andes Mountains in the east and a valley that lies between these two ranges. Southern Chile is mostly an archipelago, with Cape Horn at its tip. Chile’s territory also includes several islands, including Easter Island, Juan Fernández Island and Salas y Gómez Island.

Continental Chile has five well-defined geographic regions: the northern desert, the high Andean sector, the central valley, the southern lakes district and the archipelago region. Approximately 21.9% of Chile’s land area is forested, while the remaining non-urban areas consist primarily of agricultural areas, deserts and mountains. The northern desert region is rich in mineral resources. The climate is dry and hot in the north, temperate in the central regions and cool and wet in the south.

Chile’s population, industry and arable land are mainly concentrated in the central valley, which includes the nation’s capital and largest city, Santiago, and its two largest ports, San Antonio and Valparaíso.

According to the 2024 national census, Chile’s population was approximately 18.4 million. The census reported a median age of 38.1 years, with 68.3% of the population between the ages of 15 and 64, and an aging index of 79.0. The share of the population aged 65 and over increased from 6.6% in 1992 to 14% in 2024, while the share of those aged 14 or younger declined from 29.4% to 17.7% over the same period. Regarding basic services, 92.3% of dwellings have access to potable water, 99.6% to the electric grid, and 93.2% of households have internet access. Approximately 40% of the population resides in the Santiago Metropolitan Region, which includes the city of Santiago and its surrounding areas. Spanish is the official language of Chile.

Chile considers itself an upper-middle income economy. The following table provides the latest data available of comparative statistics set forth in the Central Intelligence Agency (CIA) World Factbook:

	Argentina		Brazil		Chile		Colombia		Mexico		Venezuela		United States of America
Per capita GDP (in US$)	26,500	(2)	19,600	(2)	30,200	(2)	18,500	(2)	22,000	(2)	7,704	(3)	75,500	(2)
Life expectancy at birth (in years)	78.80		76.30		80.30		74.90		74.60		74.50	(2)	80.90
Infant mortality (deaths per 1,000 live births)	9.00		12.90		6.30		11.70		12.10		13.90		5.1
Literacy rate	99	%(1)	93.0	%(3)	97.0	%(5)	95.6	%(4)	95.0	%(4)	97.0	%(6)	n.a.

(1)	Figures are adjusted by purchasing power parity (PPP); data corresponds to 2020.
(2)	Data corresponds to 2024.
(3)	Data corresponds to 2018.
(4)	Data corresponds to 2020.
(5)	Data corresponds to 2022.
(6)	Data corresponds to 2016.

n.a.: Not available

Source: CIA World Factbook.

The Chilean Constitution and Government

Chile is a democratic republic. Accordingly, the Chilean Constitution declares and guarantees principles such as the recognition and protection of human dignity, equality before the law, protection of private property and free entrepreneurship, freedom of speech and association, popular sovereignty, representative government, separation of powers and the rule of law.

The Constitution was approved in a national referendum in 1980 and provides for a system of government composed of three separate and independent powers: an executive branch headed by a President (with a non-renewable four-year term), a legislative branch consisting of a two-chambered Congress, and a judicial branch in which the Supreme Court is the highest authority for all matters not pertaining to constitutional law. The Constitution also provides for a Constitutional Court, which is the highest authority for all matters of constitutional law.

The 1980 Constitution was significantly amended in 1989 and in 2005 to introduce important changes to the structure of the political system, including (i) increasing oversight powers of the lower house; (ii) decreasing the powers and status of the National Security Council, which is now an advisory body; (iii) strengthening the role of the Constitutional Court by allowing it to rule on the constitutionality of laws; and (iv) introducing a six-year presidential term limit, which has subsequently been reduced to four years.

On October 13, 2015, the Bachelet administration initiated a process intended to lead to a constitutional reform and the adoption of a new Constitution by 2018. The process contemplated several steps and began with an initial stage of civic and constitutional education, followed by a second stage, referred to as “Citizen’s Dialogue” (“Diálogo Ciudadano”), and involved creating fora for discussion of proposals and issues nationwide. The conclusions of these exchanges and proposals were laid out in a document entitled “The Citizens’ Foundations for a New Constitution” (“Bases Ciudadanas para la Nueva Constitución”), which was submitted to President Bachelet in January 2017.

In April 2017, President Bachelet submitted a bill to Congress proposing a Constitutional Convention (“Convención Constitucional”) to amend the current Constitution, in particular, the procedures through which the Constitution may be amended in the future.

After assuming office on March 11, 2018, President Piñera announced that his government would not pursue the constitutional reform submitted to Congress by the Bachelet administration, although it declared his government’s openness to discuss a constitutional reform if there was political consensus on the need for such a reform.

On November 15, 2019, representatives of the main political parties of Chile negotiated and signed the “Agreement for Peace and the New Constitution” in response to the social demands manifested in a wave of protests and social unrest that began on October 18, 2019, that included a demand for the adoption of a new Constitution. The document provided for a pledge of such political parties to cause their members of Congress to approve holding a national referendum in 2020 to ask citizens to decide on whether the Constitution should be replaced and, in that case, whether the new constitution should be drafted by a special constitutional convention (the “Constitutional Convention”) comprised of (i) 172 members of which half would be members of Congress and the other half elected citizens, or (ii) 155 elected citizens alone. In addition, pursuant to a constitutional amendment adopted on December 23, 2019, it was approved that if a majority of voters elected to replace the Constitution and have it drafted by a Constitutional Convention, the final draft of the new Constitution was to be submitted to a further public referendum for its approval by an absolute majority vote.

On October 25, 2020, nearly 80% of voters opted to replace the Constitution and have the new constitution drafted by a Constitutional Convention comprised of 155 gender-equal citizens to be elected in April 2021 solely for that task.

On October 18, 2021, the Constitutional Convention began to work on the drafting of the new Constitution, beginning the substantive debate on the constitutional rules. On May 15, 2022, they presented the first draft of the new constitution.

On September 4, 2022, a national referendum on the approval or rejection of the draft constitution proposed by the Constitutional Convention took place, with 61.86% of the votes rejecting it and 38.14% of the votes approving it. Approximately 13 million people cast ballots out of approximately 15 million people who were eligible to vote. Voting was mandatory for all citizens of 18 years old or more. Given that the proposed draft was rejected, the current constitution remains in force.

After the President of the Republic, Congress and the political parties reached a consensus on the procedure to draft a new constitution, on December 12, 2022, the so-called “Agreement for Chile” was signed by the representatives of Chile’s various political coalitions, as the starting point for a new process aimed to draft a new constitution. According to the agreement, the new constitution would be drafted by three entities: (i) an expert commission composed of 24 members, 12 of whom are appointed by the Senate and 12 by the Chamber of Deputies, in proportion to the political parties, and whose function will be to propose a preliminary draft proposal for a new constitution to a constitutional council; (ii) a constitutional council, composed of 50 members, plus one reserved seat for indigenous people as such are recognized by Law No. 19,253, which are elected by popular vote, with mandatory voting, and whose function is to discuss and approve a proposal for a new constitution prepared by the expert commission; and (iii) a technical committee of admissibility composed of 14 members, who will be elected from a list prepared by the Chamber of Deputies, ratified by the Senate, whose function is to resolve the appeals against the proposed norms approved by the constitutional council or the expert commission.

On December 17, 2023, a new referendum on the approval or rejection of the draft constitution proposed by the Constitutional Council took place, with 55.76% of voters rejecting the new constitution and 44.24% approving it. Voting was mandatory for all citizens 18 years old or older. Given that the proposed draft was rejected, the current constitution remains in effect. Additionally, the Chilean government announced that the process for the promulgation of a new constitution was closed and no initiatives on this matter would be proposed during the current presidential term, which ends on March 11, 2026.

As of the date of this Annual Report, Congress consists of a Senate and a Chamber of Deputies. After the new electoral system became effective in November 2017, the number of members of the Chamber of Deputies increased from 120 to 155 and the number of senators increased from 38 to 43, eventually reaching to 50 senators in the 2021 elections. All members of Congress are elected by popular vote.

There are 21 judges on the Supreme Court, each appointed by the President of the Republic (out of five candidates proposed by the Supreme Court) with the Senate’s consent, and each of whom can serve until age 75. The Chilean Constitutional Court is composed of 10 judges, three of whom are appointed by the President of the Republic, three by the Supreme Court and four by Congress, and each of whom can serve until age 75.

On December 18, 2021, Law No. 21,396, was published in the Official Gazette, aimed at promoting the decentralization of the country. The law clarified certain issues that had not been fully resolved in Laws No. 21,073 and No. 21,074, which include the election of regional governors and the strengthening of regional governments. It also provided a clearer definition of the administrative jurisdiction and powers of the regional authorities in Chile, and a procedure for monitoring such regional powers. Additionally, the law included certain rules to avoid the duplication of authorities’ functions and establishes the regional governor as the hierarchical superior of the region’s public services.

On January 4, 2023, Law No. 21,524 was published in the Official Gazette amending the Constitution to reinstate compulsory voting in all popular elections and plebiscites, with the exception of primary elections.

Political History

From its independence from Spain in 1810 until 1973 (with the exception of short intervals in the early 1800s, in 1924 and in 1931), Chile had a democratically elected government. In September 1973, a military junta, led by General Augusto Pinochet, then commander-in-chief of the army, took power and held it until 1990, when a democratic system was reinstated.

Former President Patricio Aylwin, a member of the Christian Democratic Party (Partido Demócrata Cristiano, or PDC), reinstated civilian rule when he took office for a four-year term on March 11, 1990, with the support of the Parties for Democracy Coalition (Concertación de Partidos por la Democracia, or the Concertación coalition), a political coalition described below. His election in December 1989 followed a transition from military rule that included a countrywide plebiscite in 1988, as stipulated in the 1980 Constitution. Eduardo Frei Ruiz-Tagle, also a member of the PDC and supported by the Concertación coalition, was elected to the presidency in December 1993 for a six-year term and took office on March 11, 1994. In January 2000, again with the support of the Concertación coalition, Ricardo Lagos, founder of the Party for Democracy (Partido por la Democracia, or PPD), was elected to the presidency for a six-year term, which ended on March 11, 2006. His successor, Michelle Bachelet, became the first female President of Chile after being sworn into office on March 11, 2006. Ms. Bachelet is a member of the Socialist Party (Partido Socialista, or PS) and was supported by the Concertación coalition. Sebastián Piñera, member of the National Renewal Party (Renovación Nacional, or RN) at the time of his election, was elected to the presidency in January 2010 for a four-year term. Mr. Piñera resigned from the RN prior to being sworn in as President on March 11, 2010, having won the 2010 presidential elections with the support of the center-right Coalition for Change (Coalición por el Cambio). In 2013, Ms. Bachelet was elected president for a second non-consecutive term of four years, ending on March 11, 2018. Ms. Bachelet won the 2013 elections, supported by the center-left coalition, New Majority (Nueva Mayoría). Ms. Bachelet completed her second term in March 2018. His successor was Mr. Piñera, who won the 2017 elections supported by the center-right coalition, Chile Vamos. Mr. Piñera was elected president for a second non-consecutive term of four years, ending on March 11, 2022. On December 19, 2021, the runoff presidential election took place and Gabriel Boric, the left coalition’s candidate backed by the Center-Left, obtained approximately 55.87% of the votes in winning the presidency. Mr. Boric’s inauguration day was March 11, 2022, which began a four-year term.

Political Parties

Since the restoration of democracy in 1990, Chile has had two major political groups: the center-left and center-right coalitions. However, starting with the 2021 presidential elections, centrist forces began to lose political relevance, while more polarized coalitions on both the right and the left gained strength.

The center-left coalition was originally called Concertación, and consisted of the following political parties until the presidential and congressional elections held in November 2013: the centrists, the PDC and the Radical Social Democratic Party (Partido Radical Socialdemócrata, or PRSD), as well as the moderate-left parties, the PPD and the PS. In 2013, the center-left coalition took the name of Nueva Mayoría and expanded to include the Communist Party (Partido Comunista, or PC) and Broad Social Movement (Movimiento Amplio Social, or MAS-R). In the 2017 presidential and congressional elections, the center-left coalition included the following political parties: Partido Radical Socialdemócrata, Partido Demócrata Cristiano, Partido por la Democracia, Partido Socialista, Partido Comunista, Izquierda Ciudadana and Movimiento Amplio Social. In March 2018, after President Bachelet’s second presidential term ended, Nueva Mayoría was dissolved. In the latest presidential elections held in December 2021, Nueva Mayoría was already disintegrated primarily due to the Communist Party exit, and it was renamed Constituent Unit (Unidad Constituyente) integrating two new parties, the Progressist Party (Partido Progresista) and Citizens (Ciudadanos). After the Constitutional Conventional elections, Approve Dignity (Apruebo Dignidad) emerged as the leading left coalition and comprises the following political parties: Communist Party, Democratic Revolution (Revolución Democrática), Convergencia Social, Comunes, Federación Regionalista Verde Social and, Acción Humanista. Currently, most of the parties that were part of the Concertación and Nueva Mayoría coalitions now form the Democratic Socialism (Socialismo Democrático) coalition. This coalition includes the Socialist Party (Partido Socialista or PS), the Party for Democracy (Partido por la Democracia or PPD), the Radical Party (Partido Radical, or PR), and the Liberal Party (Partido Liberal, or PL), all of which are part of President Boric's government alliance.

The Frente Amplio coalition, created in 2017, brought together several new progressive parties and movements, including Revolución Democrática, Convergencia Social, Comunes, Movimiento Unir and Fuerza Común. In 2024, the parties forming the coalition merged into a single political party under the name Frente Amplio, which became the largest political party in Chile in terms of membership.

In the context of the 2025 presidential and congressional elections, Unidad por Chile was established, which is a new center-left coalition that brought together the Democratic Socialism (PS, PPD, PR and PL), the Communist Party and the Frente Amplio. Unidad por Chile presented a single slate in the June 2025 presidential primaries, in which Jeannette Jara, the candidate of the Communist Party, was elected as the coalition’s presidential candidate. Following the primaries, the Christian Democratic Party (Partido Demócrata Cristiano or “PDC”) also joined Unidad por Chile and announced its participation in the coalition’s parliamentary list.

The center-right coalition, formerly Alliance for Chile (Alianza por Chile, predecessor to the Coalition for Change), consisted of the following political parties until the presidential elections held in 2009: the center-right RN and the Independent Democratic Union Party (Unión Demócrata Independiente, or UDI). In the presidential elections of 2009, the center-right coalition changed its name to Coalition for Change and later, for the municipal elections of 2016 it was renamed Chile Vamos and expanded to include Evópoli and the Independent Regionalist Party (Partido Regionalista Independiente, or PRI). In the 2017 presidential and congressional elections, the center-right coalition included the following parties: Unión Demócrata Independiente, Renovación Nacional, Evolución Política and Partido Regionalista Independiente. Later, in the 2021 presidential election, Chile Vamos was renamed Chile We Can Do More (Chile Podemos Más), but due to its negative results in the first round, they partially supported José Antonio Kast, the Social Christian Front’s (Frente Social Cristiano) candidate, who eventually lost to Gabriel Boric in the second round. For the October 2024 mayors and governors’ elections, the traditional right wing returned to the name Chile Vamos, composed of the following parties: Unión Demócrata Independiente, Renovación Nacional and Evolución Política. For the 2025 presidential elections, Chile Vamos supports Evelyn Matthei (UDI) as its candidate and will participate with a unified parliamentary list.

The far-right sector is represented primarily by the Republican Party (Partido Republicano), founded in 2019 by José Antonio Kast, who advanced to the second round of the 2021 presidential elections. In 2025, the Republican Party established the coalition Cambio por Chile, together with the Social Christian Party (Partido Social Cristiano) and the National Libertarian Party (Partido Nacional Libertario). This coalition announced its participation independently from Chile Vamos. For the 2025 presidential elections, José Antonio Kast (Partido Republicano) is running as the coalition’s candidate, and Cambio por Chile will also present its own list of congressional candidates.

There are also several smaller parties, which from 1990 to date have generally not been represented in Congress but have had elected representatives in certain municipal governments. These parties have historically had limited success because voting for the Chamber of Deputies takes place district-by-district and candidates from minority parties have not received the most votes in any individual constituency, despite their parties receiving a significant share of the national popular vote.

Presidential and Congressional Elections

The president in Chile is elected for a four-year term and is prohibited from serving in office for consecutive terms. Senators are elected for eight-year terms, with half the Senate’s seats up for election every four years. Members of the Chamber of Deputies are elected to four-year terms. There are no term limits for senators or deputies.

On November 21, 2021, presidential elections were held in Chile. Among the several candidates, José Antonio Kast, a conservative candidate obtained approximately 27.91% of the votes, and Gabriel Boric, the candidate of the left coalition, obtained approximately 25.83% of the votes. As no candidate obtained the absolute majority required to secure the presidency, a runoff election took place on December 19, 2021, between José Antonio Kast and Gabriel Boric. José Antonio Kast, a conservative candidate backed by the Center-Right, obtained approximately 44.13% of the votes, while Gabriel Boric, the left coalition’s candidate backed by the Center-Left, obtained approximately 55.87% of the votes, becoming the elected President of Chile. Gabriel Boric took office on March 11, 2022, succeeding president Sebastián Piñera.

The following table details the outcome of the first round and runoff presidential elections held in December 2021:

2021 Presidential Election Vote
(%)

	First Round	Runoff
Right(1)	27.91	44.13
Left(2)	25.83	55.87
Center-Right(3)	12.79	—
Center-Left(4)	11.61	—
Others(5)	21.80	—

(1)	José Antonio Kast ran as candidate for the political party called Partido Republicano.
(2)	Left leaning parties created in 2021 the political-electoral coalition called “Apruebo Dignidad”, formed by the following parties, among others: Partido Comunista, Federación Regionalista Verde, Revolución Democrática; Convergencia Social y Comunes.
(3)	“Center-Right” corresponds to a political-electoral alliance called “Chile Vamos” formed by the following parties: Unión Demócrata Independiente, Renovación Nacional, Evolución Política and Partido Regionalista Independiente. The candidate representing the Center-Right alliance in the 2021 elections was Sebastián Sichel.
(4)	“Center-Left” parties created a political-electoral alliance in 2021 called “Nuevo Pacto Social” formed by the following parties: Partido Socialista, Partido por la Democracia, Partido Demócrata Cristiano, Ciudadanos, Partido Radical and Partido Liberal. The candidate representing the Center-Left alliance in the 2021 elections was Mrs. Yasna Provoste.
(5)	“Others” corresponds to candidates Franco Parisi (Partido de la Gente) who obtained 12.8% of the votes, Marco Enríquez-Ominami (Partido Progresista) who obtained 7.6% and Eduardo Artés (Unión Patriótica) who obtained 1.4%.

The following table details the party composition of the Chamber of Deputies and Senate following the elections in the years specified:

	Chamber of Deputies (in number of deputies)				Senate (in number of senators)
	2009	2013	2017	2021	2009	2013	2017	2021
Partido Demócrata Cristiano (Center)	19	21	14	8	4	2	5	5
Partido por la Democracia (Left)	18	15	7	7	3	3	6	6
Partido Radical (Center-Left)	5	6	6	4	—	—	—	—
Partido Humanista (Left)	—	—	3	3	—	—	—	—
Renovación Nacional (Center-Right)	18	19	34	25	6	2	8	12
Unión Demócrata Independiente (Right)	37	29	30	23	3	5	9	9
Independents (outside of pacts)	6	8	11	2		3	4	1
Partido Socialista (Left)	11	15	19	13	2	4	7	7
Partido de Acción Regionalista (Center)	3	—	—	—	—	—	—	—
Partido Comunista (Left)	3	6	8	12	—	—	—	2
Partido Liberal (Center)	—	1	2	4	—	—	—	—
Federación Regionalista Verde Social (Regionalist)	—	—	3	2	—	—	—	2
Partido Igualdad (Left)	—	—	1	—	—	—	—	—
Partido Ecologista Verde (Left)	—	—	1	2	—	—	—	—
Movimiento Amplio Social (Left)	—	—	—	—	—	1	—	—
Evolución Política (Center-Right)	—	—	6	4	—	—	2	3
Revolución Democrática (Left)	—	—	9	7	—	—	1	2
Poder (Center)	—	—	1	—	—	—	—	—
Partido Progresista (Center)	—	—	1	—	—	—	—	—
País (Left)	—	—	—	—	—	—	1	—
Partido Republicano (Right)	—	—	—	14	—	—	—	1
Convergencia Social (Left)	—	—	—	9	—	—	—	—
Comunes (Left)	—	—	—	6	—	—	—	—
Partido de la Gente (Center)	—	—	—	6	—	—	—	—
Partido Regionalista Independiente Demócrata (Center-Right)	—	—	—	1	—	—	—	—
Ciudadanos (Center-Left)	—	—	—	1	—	—	—	—
Partido Conservador Cristiano (Right)	—	—	—	1	—	—	—	—

The following table details the composition of the Senate and Chamber of Deputies as of the date of this Annual Report:

Chamber of Deputies (in number of deputies)		Senate (in number of senators)
Chile Vamos (Center-Right)(1)	43	Chile Vamos (Center-Right)	26
Democracia Cristiana (Center-Left) Unidad por Chile (Left)(2)	50	Unidad por Chile (Left)	17
Partido Ecologista Verde (Left)(2)	1	Independents (outside of pacts)	1
Independents (outside of pacts)	36	Partido Social Cristiano (Center-Right)	2
Partido Republicano (Right)	9	Partido Revolución Democrática (Left)	1
Partido Nacional Libertario (Right)	6	Partido Demócratas Chile (Center Right)	2
Partido Social Cristiano (Center-Right)	4	Partido Social Federación Regionalista Verde(Left)	1
Partido Demócratas Chile (CenterRight)	4		1
Partido de la Gente (Center Right)	0
Partido Humanista (Left)	1
Total	155	Total	50

(1)	Political alliance currently composed of the following parties: Unión Demócrata Independiente, Renovación Nacional and Evolución Política.
(2)	Political alliance currently composed of the following parties: Partido Comunista, Partido Socialista, Partido por la Democracia, Partido Demócrata Cristiano, Partido Radical, Partido Liberal, and Frente Amplio.

Chile will hold its next presidential and congressional elections on November 16, 2025. If no candidate obtains the absolute majority required to secure the presidency, a runoff election will take place on December 14, 2025, between the candidates that secured the first two majorities of the votes. The candidate with the most votes will become the elected President of Chile, and will succeed Gabriel Boric on March 11, 2026.

As of the date of this Annual Report, the presidential candidates are: (i) José Antonio Kast (Partido Republicano), representing the far right-wing; (ii) Evelyn Matthei (Unión Demócrata Independiente), representing the center-right alliance Chile Vamos; (iii) Jeannette Jara (Partido Comunista), representing the center-left alliance Unidad por Chile; (iv) Johannes Kaiser (Partido Nacional Libertario), candidate of the far-right; and (v) Franco Parisi, candidate of the populist center-right party Partido de la Gente. Moreover, there are three independent presidential candidates: Eduardo Artés, Marco Enríquez-Ominami, and Harold Mayne-Nicholls.

Municipal Elections

There are 345 municipalities in Chile, each administered by a mayor and a municipal council, composed of 6, 8 or 10 councilors, depending on the number of electors in each municipality. Municipal elections are held every four years, with the most recent elections held in October 26 and October 27, 2024. Elected mayors assumed office on December 6, 2024. The next election is scheduled for October 2028.

Regional Elections

In accordance with Law No. 20,990, Chile is divided into 16 regions administered by a regional government, whose purpose is the social, cultural and economic development of the relevant region. The regional government consists of a regional governor and a regional council. Both the councilors and the regional governor are elected every four years for a four-year term by universal suffrage and direct voting.

The election for regional governors took place on October 26 and 27, 2024. With the exception of Tarapacá, Ñuble, Los Ríos, Aysén and Magallanes, where the candidates were elected on their respective first round, a second-round election was held on November 24, 2024 between the two candidates with the highest number of votes.

Regional councils have between 14 and 34 members, depending on the population of each region. Until the enactment of Law No. 20,678 on June 13, 2013, members of regional councils were designated by members of the municipal councils. Since such date, members of regional councils have been elected by popular vote. The first election of regional council members took place in November 2013 and the most recent election took place in October 2024. The next election is scheduled for October 2028. See “Recent Developments—Republic of Chile—The Chilean Government.”

The following table details the results of the regional governor elections held on June 13, 2021:

Regional Elections (Regional Governors)

2021
Chile Vamos (Center Right)	1
Unidad Constituyente (Center-Left)	10
Frente Amplio (Left)	2
Others	3
Total	16

Social Developments

Recent Government Measures and Social Benefits

The Chilean Government

On January 19, 2024, Law No. 21,654 was published in the Official Gazette, amending Chile’s Constitution to allow further extensions of any state of emergency decreed by the President of the Republic for periods of 30 days as counting from its sixth successive extension. Previously, extensions were allowed for periods of 15 days only. Extensions must be made with the prior approval of Congress.

On February 2, 2024, Law No. 21,644 was published in the Official Gazette, amending Chile’s Constitution to create a supra-territorial prosecutor’s office specialized in organized crime and highly complex crimes, particularly those involving criminal associations and for when there is a need of a supra-territorial or transnational investigation.

On February 2, 2024, a major wildfire broke out in the Valparaíso Region, affecting thousands of families in areas of Valparaíso, Viña del Mar and Quilpué, among others, who suffered significant damage to their homes and belongings. To support those affected by the fires, the government has implemented a series of measures aimed at providing economic relief, including, inter alia: (i) bonuses of different amounts to families depending on whether their homes were completely destroyed or partially damaged; (ii) a labor retention subsidy to SMEs (small and medium enterprises with up to 199 employees) affected by the fires, equivalent to 80% of the minimum wage (currently of Ps.460,000) for three months, and to 60% of the minimum wage for the following three months; and (iii) tax benefits, such as extending the deadlines for the declaration and payment of taxes specified in the Income Tax Law and the VAT Law, waiving of interests and fines for past due tax payments and the extending deadlines for the payment of real estate tax.

On February 9, 2024, Law No. 21,658 was published in the Official Gazette, which creates the Secretary of Digital Government within the Secretary’s Office and General Administration of the Ministry of Finance. This secretariat is responsible for supporting the strategic use of digital technologies, data and public information to improve the management of state administration agencies and the delivery of services.

On April 30, 2024, Law No. 21,667 governing the stabilization of electric tariffs applicable to regulated clients was published in the Official Gazette. Law No. 21,667 has the following purposes: (i) improving the stabilization mechanism of prices provided by Laws Nos. 21,185 of 2019 and 21,472 of 2022, by means of creating a Tariff Stabilization Fund (Fondo de Estabilización de Tarifas) for the stabilization of tariffs applicable to regulated clients as a way to mitigate the effects of the increase in such electricity tariffs (which otherwise could reach up to 150%), being such fund managed by the Chilean Treasury (Tesorería General de la República); (ii) providing for a transitory subsidy for the payment of electricity tariffs in favor of approximately one million low income regulated clients, with a cost of U.S.$120 million; (iii) creating a mechanism to reduce electricity tariffs for families living in areas where coal based power plants are installed; and (iv) creating a working group to assess other sources of financing to increase the annual subsidy to low income families for the payment of electricity tariffs. The Chilean Treasury, as manager of the Tariff Stabilization Fund, will be able to issue payment receivables in favor of the power distribution companies that supply energy to regulated clients, that can be sold to the market. These receivables will be guaranteed by the State for up to US$1,800 million and for 30% of any excess over such amount.

On May 24, 2024, Law No. 21,674 was published in the Official Gazette, amending Decree with Force of Law (Decreto con Fuerza de Ley) No. 1 of 2005 of the Ministry of Health, to implement a Supreme Court’s decision to ensure that health insurance members are reimbursed of certain charges made by private health insurers (instituciones de salud previsional or Isapres), grant new powers to the Superintendency of Health (Superintendencia de Salud) and strengthen the National Health Fund (Fondo Nacional de Salud) through a new complementary coverage that is expected to benefit people who want to access health care in the private providers’ network.

On June 27, 2024, the President of the Republic announced the anticipated expansion of the Presidente Ibáñez Airport in Punta Arenas, in the Magallanes and Chilean Antarctic Region. Works are expected to last five years and to cost approximately US$150 million.

On July 1, 2024, Law No. 21,681 was published in the Official Gazette, creating the Fire Emergency Transitory Fund to aid reconstruction following major fires occurred in the Valparaíso Region during February of 2024. This fund, with a budget of Ps.800 billion until December 31, 2026, is expected to cover housing replacement, public space development, subsidies for productive and labor support, psycho-social support and infrastructure repair.

On July 1, 2024, the Minister of Energy announced that the Government would present a new bill aimed at tripling the coverage of the electricity subsidy. Currently, this subsidy is provided to 1.5 million of the most vulnerable households. The objectives of this new bill are: (i) to extend the electricity subsidy to cover the top 40% of the most vulnerable households in the Social Registry of Households, approximately 4.7 million of households (10 million people); (ii) to increase the amount of the subsidy for beneficiary households belonging to medium-sized systems (Aysén, Magallanes and Los Lagos); (iii) to establish an additional subsidy for households inhabited by electro-dependent persons, equivalent to 150 kW/h per month; (iv) to extend the delivery of the subsidy by one year, with a gradual decrease; and (iv) to significantly expand energy efficiency programs in homes and SMEs. The expansion would be funded through three main sources: a surcharge on the green tax, a public service charge currently applied to large electricity consumers and increased fiscal contributions from higher VAT revenue resulting from the increase in electricity tariffs. The bill was submitted to Congress on August 26, 2024, and is currently in its second constitutional stage pending to be reviewed by the Senate.

On July 3, 2024, Law No. 21,678 was published in the Official Gazette, which establishes internet access as a public telecommunications service through the amendment of Law No. 18,168, the General Telecommunications Law. Law No. 21,678 establishes new guiding principles for public utilities, including universal access to internet, digital inclusion of the entire population and access to service on a regular and uninterrupted basis. The provider of telecommunication services must deploy all the necessary means to grant access to the required service, especially in territories with municipalities, health or education establishments that need telecommunications services to function properly. Moreover, the law gives the President the authority to provide financial support aimed at helping to cover internet utility costs. This assistance is determined annually in conjunction with the Budget Law deliberations. Specifically, the subsidy targets a designated percentage of the population identified as most vulnerable, utilizing the Social Registry of Households or another appropriate mechanism yet to be established for this purpose.

On July 13, 2024, Law No. 21,685 was published in the Official Gazette, amending several laws with the aim to support the most vulnerable population. In particular, the following laws were amended: (i) Law No. 21,550, by extending the monthly contribution of the Electronic Family Pocket (Bolsillo Familiar Electrónico) until September 2024; (ii) Laws No. 18,987 and No. 18,020, by increasing the amounts and thresholds of the Family Allowance (Asignación Familiar) and the Unique Family Allowance (Subsidio Único Familiar) to Ps.21,243 per dependent for those beneficiaries with a monthly income of up to Ps.586,227, Ps.13,036 for those earning between Ps.586,227 and Ps.856,247, and Ps.4,119 for those earning between Ps.856,247 and Ps.1,335,450; and (iii) Law No. 19,030, allocating an additional US$25 million to the Petroleum Price Stabilization Fund (Fondo de Estabilización de Precios del Petróleo) to keep domestic kerosene prices around Ps.1,050 per liter through December 2024 due to expected increased winter demand.

On August 14, 2024, Law No. 21,683 was published in the Official Gazette, which promotes accountability and transparency in the financial management of the State. The law aims to generate new tools to strengthen the institutional framework of public finances by improving their quality, design, credibility, and transparency, with the purpose of recovering the Country's stability and saving capacity. The main items included in Law No. 21,683 are the following, among others: (i) compliments to the Structural Balance rule with a Total Central Government Gross Debt anchor, as well as establishing an “Escape Clause” mechanism that will allow the Government to temporarily deviate from the fiscal goals of the Structural Balance, under certain indicated assumptions; (ii) modifications to the Economic and Social Stabilization Fund and the Pension Reserve Fund in order to strengthen the existing sovereign funds; (iii) the evaluation, monitoring and opinion functions of the Autonomous Fiscal Council are expanded in certain matters, the allowances of its members are amended and new incompatibilities with the exercise of the position are incorporated; (iv) the timeliness of the presentation of the Financial Reports prepared by the Budget Office is made explicit, in addition to the need to publish a consolidated financial report; (v) new informative functions are established for the Budget Office; and (vi) legal entities designated through the Ministry of Finance are allowed to carry out temporary exchanges of public debt securities, in the context of a market makers program established, regulated and implemented by the Ministry of Finance.

Small Enterprise Guarantees Fund (FOGAPE)

On December 3, 2022, Law No. 21,514 was published in the Official Gazette introducing changes to the Small Enterprise Guarantees Fund (“FOGAPE”) and creating a new FOGAPE program focused on economic recovery called FOGAPE Reactiva. The new FOGAPE program authorizes the financing of investments, working capital and debt refinancing to small, medium and large enterprises through December 31, 2023. The beneficiaries thereof are companies with sales of up to UF 1,000,000 that meet certain requirements. In addition, the new FOGAPE program reschedules credits by extending the current financing terms for FOGAPE COVID and FOGAPE Reactiva programs from 10 to 12 years, allowing a longer term for payment without losing the respective program’s guarantee.

COVID-19 pandemic

On October 18, 2023, Law No. 21,616 was published in the Official Gazette, allowing the General Treasury of the Republic to grant for a period of six months from the publication of the law, payment agreements to repay loans granted by the government to small and medium-sized transport companies and to drivers of paid passenger transport during the COVID-19 pandemic. In particular, Law No. 21,616 allows paying off loans in 36 monthly installments, without interest or readjustments as long as debtors remain up-to-date with their payments, and debt repayment to be calculated in pesos, instead of in Unidades.

On May 5, 2023, the World Health Organization announced that it was ending the emergency it had declared for COVID-19. As of June 15, 2023 the total number of deceased people in Chile since the start of COVID-19 was 61,559 and the infections reached 5,287,963 during the same period.

Measures for Economic Safety

On March 25, 2023, Law No. 21,550 was published in the Official Gazette promoting measures for economic safety. Some of the relevant changes introduced are: (i) an extraordinary contribution to double the Permanent Family Contribution (Aporte Familiar Permanente) in 2023, which is a one-time payment granted in March of each year to low-income families that meet the requirements set forth in Law No. 20,743 of 2014, as amended; (ii) a permanent increase in the Family Allowance (Asignación Familiar), which entitles the beneficiary to receive, for each accredited family member, a sum of money that varies according to the beneficiary’s salary, and decreases in parallel with higher salaries up to a salary of Ps.979,330; (iii) a permanent increase in the Maternity Allowance (Asignación Maternal), which is the equivalent of the Family Allowance, but intended for pregnant women who are dependent or self-employed workers and who receive no subsidy, excluding the maternity or family allowance; (iv) a permanent increase in the Unique Family Allowance (Subsidio Único Familiar), which is aimed at low-income individuals, belonging to the 60% of the part of the national population that is socioeconomically most vulnerable; and (v) the creation of the Electronic Family Pocketbook (Bolsillo Familiar Electrónico), which consists of a direct money transfer to families for the purchase of food, which will be applied as a 20% discount every time a purchase is made at grocery stores, supermarkets or free fairs.

Mining

On April 20, 2023, the President of the Republic announced the National Lithium Strategy (the “Lithium Strategy”), which seeks to transform Chile into a world’s leading lithium producer. The main measures announced include:

•	Creation of a National Lithium Company (Empresa Nacional del Litio): It will be 100% state-owned and will also be the entity in charge of exploiting the salt flats under a public-private partnership that will have the Government as the controller of the business. The bill for the creation of the National Lithium Company will be sent to Congress in the second half of 2023 and its approval is subject to a qualified quorum of an absolute majority vote of the deputies and senators in office.

•	Creation of the “CORFO Committee for Productive Transformation” (Comité CORFO de Transformación Productiva): It will be led by the Ministry of Mining to promote productive transformation through scientific-technological and industrial development policies.

•	Public-private collaboration: As the bill to create the National Lithium Company makes its way through the legislative process, the state-owned mining companies, Codelco and Enami, would play an initial role as representatives of the Government in the exploitation and exploration of lithium. For such purposes, the Government plans to grant exploration and exploitation concessions, in places where there are currently projects in different stages of development, to Codelco and Enami, which would be able to decide whether or not to partner in a joint venture with other private companies in these specific projects. For other salt flats that have been considered susceptible to exploitation, a public bidding process would be initiated for private exploration contracts. In the event that the exploration results show potential, a private company awarded with private exploration contracts would have a preferential option to apply for an exploitation contract in association with a state-owned company such as the National Lithium Company, once created and operating.

•	Incorporation of the Government into the productive activity of the Atacama Salt Flat: Codelco would participate in the exploitation of the Atacama Salt Flat (Chile’s largest lithium deposit), by means of the renegotiation of the lease agreements currently in force between CORFO and Sociedad Química y Minera de Chile and Albemarle Limitada, which allow the exploitation of the lithium located in the Atacama Salt Flat, until 2030 and 2043, respectively. The Government declared that the contracts currently in force would be fully respected, thus any exploitation of lithium by the state of Chile before their expiration would be due to agreements with such companies, which would entail the majority participation of the Government in such exploitation, through Codelco.

•	Innovation in lithium mining and local community participation: In line with the obligations established in the Convention on Biological Diversity, ratified by Chile in 1994, the Lithium Strategy seeks to promote the use of new technologies for lithium extraction, seeking to minimize environmental impact on salt flats. This would be materialized through the creation of a network for the protection of salt flats, whose objective is to have 30% of salt flats protected by 2030.

•	Creation of the Public Research and Technological Institute of Lithium and Salt Flat (Instituto Tecnológico y de Investigación Público del Litio y Salares): It would be located in the Antofagasta Region, with the aim of collaborating in the development of more sustainable technologies in the extraction of lithium, promoting the conservation of salt flats through biodiversity research. This process would include the early involvement of the communities surrounding the salt flats.

•	In May 2023 the General Environmental Baselines Law was modified, introducing new requirements and standards for economic activities with environmental impact. It also gave new authority to the Ministry of Environment to take action in order to protect zones with high environmental or health risk due to pollution relating to economic activity.

The President of the Republic also announced the Government would set a spending threshold for lithium revenues to ensure the long-term financing of social, green, technological and productive investments.

On December 27, 2023, CODELCO, a Chilean state-owned company dedicated to copper mining exploitation, reached an agreement with Sociedad Química y Minera de Chile S.A. (“SQM”), a publicly traded private company specialized in the exploitation, processing and commercialization of potassium nitrate and specialty fertilizers, iodine, potassium, and lithium in Chile. This agreement, outlined in a memorandum of understanding, establishes a strategic association between the private and the public sector, as of January 1, 2025, to facilitate the exploitation, processing and commercialization of lithium in the Salar de Atacama until 2060. The agreement provides that, from January 2025 to December 2030, CODELCO will be entitled to receive a profit corresponding to the benefit from the commercialization of 201,000 tons of lithium carbonate equivalent. From January 2031 to December 2060, CODELCO and SQM will receive as economic benefits a pro-rata portion corresponding to its shareholding, which for CODELCO is expected to be 50.00% plus one share. If this agreement comes to fruition, Chile is expected to undergo an efficient transition, maintaining uninterrupted production and resource transfers.

On March 14, 2024, CODELCO, completed the purchase of 100% of the Australian mining company Lithium Power International Limited for US$244 million. Lithium Power International Limited owns the Salar de Maricunga lithium project in Chile, also known as the Blanco Project, which neighbors CODELCO’s existing mining properties in that salar.

On April 15, 2024, through Exempt Resolution No. 907 of the Ministry of Mining, the Chilean government approved the procedures for the requests of information for the development of projects for the exploration, extraction and processing of lithium contained in salt flats or other types of deposits. According to this resolution, the government will tender special lithium operating contracts for exploration to private parties from the first half of 2024, in salt flats that are deemed fit for exploitation and registered as such with the National Service for Geology and Mining (Servicio Nacional de Geología y Minería or Sernageomin). The deadline for submitting expressions of interest was on June 17, 2024.

On June 17, 2024, a request of information for projects was completed under the framework of the national lithium strategy. In total, 88 expressions of interest were submitted by over 54 different companies and consortia from 10 different countries. The next phase within this process, after carrying out a consultation to determine any potential impact on indigenous peoples, consists of the evaluation of background information to determine the areas that will be prioritized for the execution of projects and which mechanisms will be put in place for the assignment of special lithium operating contracts.

On November 2024, the Ministry of Science, Technology, Knowledge and Innovation selected ten projects under the “Research Rings in Specific Thematic Areas” initiative, each receiving approximately Ps 600 million over the next three years. This funding, part of the Sustainable Productive Development Program (Desarrollo Productivo Sostenible) aimed at increasing public R&D expenditure for a greener economy, will support the generation of scientific evidence for the National Lithium Strategy on lithium and salares. Six of the selected projects will be conducted by Chilean universities in the regions of Tarapacá, Antofagasta, and Atacama.

As part of the National Lithium Strategy, and in accordance with the approval of the Strategic Council of the Lithium and Salares Committee, the process has been opened to award Lithium Operation Contracts (Contratos de Operación de Litio, “CEOL” for its acronym in Spanish) in six newly prioritized areas. This second group comprises deposits of high interest for lithium and other mineral exploration and exploitation projects, including opportunities for polymetallic mining, lithium extraction from clays, and geothermal sources, thereby promoting innovation beyond traditional brine-based methods. Following an environmental and social assessment of the expressions of interest received in the RFI process, the prioritized deposits were defined as Hilaricos and Quillagua Norte (Tarapacá and part of Antofagasta), and Quillagua Este, Quillagua Sur, María Elena Este, and Cerro Pabellón (Antofagasta). Only one CEOL will be awarded for each of these areas.

Environment

On January 10, 2024, the Chilean government submitted a bill to the Chilean Congress, among other matters, to update the environmental approval system by restricting the powers of political instances for environmental approval such as the Committee of Ministers for the Sustainability and Climate Change, establishing a single means of challenging an environmental approval or creating a voluntary process of early participation by affected communities. It also strengthens the Strategic Environmental Assessment (SEA) and establishes that the State Defense Council (Consejo de Defensa del Estado or CDE) will have legal standing to file a legal action against environmental damage. As of the date of this Annual Report, the bill is being discussed in the Senate and is likely to be amended as it progresses through the legislative process.

Cybersecurity and Personal Data

On December 4, 2023, the National Cybersecurity Policy for years 2023-2028 was published in the Official Gazette, replacing the previous policy published in April 2017. The new policy focuses on several aspects of cybersecurity, ranging from improvements to the national cybersecurity infrastructure to international coordination. In particular, the National Cybersecurity Policy sets forth the following goals: (i) infrastructure resilience; (ii) human rights; (iii) cybersecurity culture; (iv) national and international coordination; and (v) promotion of industry and scientific research.

On April 8, 2024, Law No. 21,663 was published in the Official Gazette, establishing the institutional framework, principles and regulations to structure, regulate and coordinate governmental agencies’ cybersecurity actions; setting the minimum requirements for the prevention, containment, resolution and response to cybersecurity incidents; and establishing the powers and obligations of the government agencies, as well as the duties of the institutions providing essential services, and the mechanisms of control, supervision and responsibility in case of violations. The entry into force of Law No. 21,663 is subject to the issuance by the President of the Republic of one or more Decrees within 180 days from publication of such law.

On August 26, 2024, the Personal Data Protection Law was amended, aiming to improve the form and conditions under which personal data processing is carried out and the protection of the rights of its owners. The amendment intends to bring the Chilean standards to those established by the General Data Protection Regulation of the European Union.

International and Regional Relations

Chile maintains close ties with its neighboring countries as well as with the other Latin American countries. In recent years, Chile has been party to cases before the International Court of Justice (the “ICJ”) as described below:

•	On April 24, 2013, the Plurinational State of Bolivia filed an application with the ICJ instituting proceedings against Chile in the matter entitled “Obligation to negotiate access to the Pacific Ocean.” On October 1, 2018, the ICJ delivered its judgment on the merits, in which it found that Chile was not bound by a legal obligation to negotiate a sovereign access to the Pacific Ocean for the Plurinational State of Bolivia.

•	On June 6, 2016, Chile instituted proceedings against the Plurinational State of Bolivia before the ICJ, requesting the Court to declare that the Silala River system is an international watercourse whose use by Chile and the Plurinational State of Bolivia is governed by customary international law and, consequently, Chile is entitled to equitable and reasonable use of the water.

•	After the reply filed by Chile and the rejoinder filed by the Plurinational State of Bolivia both within the time-limits fixed, February 15, 2019 and May 15, 2019, the Republic of Chile submitted on September 16, 2019, an additional pleading relating to the counter-claims of the Plurinational State of Bolivia.

•	The hearings took place between April 1 and April 14, 2022 and were comprised of two rounds of oral arguments devoted to the merits of the case, including Bolivia’s counterclaims.

•	As both countries agreed that that the Silala River system is an international watercourse whose use by Chile and the Plurinational State of Bolivia is governed by customary international law and, consequently, Chile is entitled to equitable and reasonable use of the water, the ICJ declared that submissions (a) through (d) of Chile and (a) through (b) of Bolivia had no longer any object and that, therefore, the Court is not called upon to give a decision thereon. The Court rejected submission (e) of Chile and submission (c) of Bolivia.

Chile is a member of or party to, among others:

•	the United Nations (UN), as a founding member (Chile was a non-permanent member of the UN Security Council from January 2003 until the end of 2004), including many of its programs and specialized agencies;

•	the Organization of American States (OAS);

•	the World Health Organization (WHO);

•	the World Trade Organization (WTO);

•	the World Customs Organization (WCO);

•	the International Labor Organization (ILO);

•	the International Maritime Organization (IMO);

•	the Economic Commission for Latin America and the Caribbean (ECLAC);

•	the International Monetary Fund (IMF);

•	the International Bank for Reconstruction and Development (IBRD);

•	International Social Security Association (ISSA);

•	the Inter-American Development Bank (IDB);

•	the Organization for Economic Cooperation and Development (OECD);

•	the International Criminal Court (ICC);

•	Permanent Court of Arbitration (PCA);

•	the International Organization for Standardization (ISO);

•	the Asian Pacific Economic Cooperation Forum (APEC);

•	the Asian Infrastructure Investment Bank (AIIB);

•	the Development Bank of Latin America (CAF);

•	the Pacific Alliance (PA);

•	Latin American Integration Association (ALADI);

•	the World Intellectual Property Organization (WIPO); and

•	the Community of Latin American and Caribbean States (CELAC).

Since 1994, Chile has been a member of, and an active participant in, the Asia Pacific Economic Cooperation (APEC) forum. In recent years, the Asia Pacific region has become a priority for Chilean trade policy. Chile has taken steps within the APEC framework to improve trade with the Asia pacific region, including free trade agreements.

In February 2003, the Chilean Central Bank formally became part of the credit arrangements known as the New Arrangements to Borrow (NAB), created by the IMF in 1998. The NAB serves as a mechanism to provide resources to countries facing a financial crisis. In October 2003, the Chilean Central Bank became a member of the Bank for International Settlements (BIS). The BIS is an international organization established in 1930 to pursue worldwide monetary and financial stability.

Chile is a Latin-American hub for international trade and investment. It has 34 Free Trade Agreements (FTAs) and Preferential Trade Agreements with 65 economies that represents around 88% of the world GDP. This comprehensive FTA network reflects Chile’s commitment to open a free trade and investment as an essential part of its economic growth. From a regional perspective, Chile participates in several regional agreements to promote cooperation in trade, investment and services. Chile is a member of the ALADI, a regional trade association, and an associate member of the Mercado Común del Sur (Mercosur), an economic and political trade bloc designed to promote free trade in Latin America. Chile is also a founding member of the Pacific Alliance Free Trade Agreement with Colombia, Peru and Mexico. It also concluded several bilateral trade arrangements with neighboring countries such as Ecuador, Paraguay, among others.

Since 2010 Chile became a member of the Organization for Economic Cooperation and Development (OECD), becoming the OECD’s first South American member upon joining this organization.

On March 22, 2019, to build and consolidate a regional space for coordination and cooperation, the Presidents and Representatives of Chile, Colombia, Brazil, Peru, Ecuador, Argentina, Paraguay and Guyana launched the Forum for the Progress of America of the South (“Prosur”). In 2022, Chile decided to suspend its participation in Prosur for unlimited time.

Chile is negotiating the enhancement and deepening of several trade agreements. In October 2021, the technical negotiations concluded after 13 oral rounds of negotiations and several intersessional rounds, which began in 2018. The European Union and Chile concluded negotiations to modernise the existing EU-Chile Association Agreement on 9 December 2022.

Since 2016, Chile is negotiating with the European Free Trade Association (“EFTA”) the enhancement and modernization of the current Free Trade Agreement between both parties. After seven rounds of negotiations, the EFTA States and Chile reached an agreement on January 19, 2024.

On May 26, 2014, Chile and Indonesia initiated negotiations for a free trade agreement. On November 28, 2018, the Chilean Senate approved the Chile-Indonesia Comprehensive Partnership Agreement. On November 21, 2022, the Additional Protocol to the Comprehensive Economic Partnership Agreement (CEPA) on Trade in Services was signed. This Additional Protocol was negotiated in less than a year and after 4 virtual, hybrid and face-to-face rounds, which began in November 2021 and ended on October 20, 2022.

On February 25, 2022, with the aim of continuing to promote trade and economic cooperation, Chile and the United Arab Emirates (UAE) announced the start of negotiations for a Comprehensive Economic Partnership Agreement (CEPA) to strengthen bilateral trade relations. The latest round of negotiations took place in May 2023 under a hybrid format, some of the meetings were held in Dubai and the rest virtually. In July 2024, both countries signed a new agreement, further solidifying their economic collaboration.

On October 11, 2022, the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP) was approved by the National Congress. Following that, the Chilean Executive has formally ratified the agreement and forwarded the required notification to the New Zealand government in its role as the depository of the agreement. As a result, the agreement entered into force with respect to Chile on February 21, 2023. Chile thus becomes the tenth economy to become a full member of this treaty, which is also signed by Australia, Brunei Darussalam, Canada, Japan, Malaysia, Mexico, New Zealand, Peru, Singapore and Vietnam. In 2021, the United Kingdom formally applied to join the CPTPP. After multiple meetings to assess the United Kingdom’s accession, substantive closure of the negotiations was reached in March 2023.

Measures Implemented to Deter Terrorism Financing and Money Laundering

Chile has supported initiatives against money laundering and terrorism financing promoted by various international organizations and forums, including the UN, the OAS, the Financial Action Task Force of Latin America (GAFILAT), the Egmont Group, APEC, the Inter-American Drug Abuse Commission (CICAD), and the OECD. Chile is a member of all of these organizations.

Since joining the United Nations in 1945, Chile has (i) incorporated the following conventions into its legislation: (a) Convention Against Illicit Traffic in Narcotic Drugs and Psychotropic Substances in 1990, (b) International Convention for the Suppression of the Financing of Terrorism in 2002, (c) Convention against Transnational Organized Crime and the Protocols thereto in 2005, and (d) Convention Against Corruption (UNCAC) in 2007, and (ii) adopted United Nations Security Council related to addressing terrorism and proliferation financing between 1999 and 2022.

Since joining the Organization of American States in 1889, Chile has incorporated the following conventions into its legislation: (i) Inter-American Convention Against Corruption in 1999, and (ii) Inter-American Convention Against Terrorism in 2005.

In 2001, President Lagos Escobar issued Supreme Decree No. 488, which requires all authorities and public institutions to ensure the observance and enforcement of UN Security Council resolution No. 1,373. In addition, in 2002, with the ratification of the “International Convention for the Suppression of the Financing of Terrorism.” Chile modified its original counter-terrorism legislation (Law No. 18,314 (1984)), by enacting Law No. 19,906, which made terrorism financing a criminal offense.

In 2003, Law No.19,913 was passed to bolster the Chilean anti-money laundering regime creating the Chilean Financial Analysis Unit (UAF), a governmental entity aimed at preventing the use of the financial system and other sectors of the economy for money laundering or terrorism financing. It is responsible for gathering, processing, and exchanging information of suspicious activities related to money laundering and terrorist financing. If the UAF has a reasonable belief that a transaction is being used to launder money or to fund terrorist activities, it must promptly provide all relevant information to the Public Prosecutor’s Office, which is the only institution responsible for investigating and prosecuting such crimes. This law also increased the penalties for money laundering and expanded the number of criminal offenses that constitute predicated crimes for the purposes of the law, such as drug and arms trafficking, financial offenses, and any form of terrorism, including the financing of terrorism.

Since 2005, the UAF started representing Chile in GAFILAT as the Coordinator of the National AML/CFT System. With the purpose of deterring money laundering and terrorism financing, the UAF along with other regulatory agencies, have instructed banks and other entities under their supervision to implement preventive models consistent with the Financial Action Task Force (“FATF”) recommendations.

In 2006 Chile faced its first mutual evaluation that measure the implementation of the FATF Standards. The results of that process lead to the origine of important legislative changes to comply with the international requirements on AML/CTF.

In December 2009, Law No. 20,393 on Criminal Responsibility of Legal Entities for the Crimes of Money Laundering, Terrorism Financing and Bribery, entered into force, and was amended by Law No. 21,121 in November 2018 and Law No. 21,595 in August 2023. This law, which was enacted in part to comply with international obligations under certain treaties, introduced a list of offenses for which private legal entities and state-owned enterprises can be held criminally liable (e.g., bribery of Chilean and foreign public officials, money laundering, terrorism financing, incompatible negotiation, misappropriation, and unfair management). Criminal liability for legal entities, in these cases, is an exception to the general Chilean criminal law principle that restricts criminal liability to individuals. Law No. 21,121 also modified Law No. 19,913, adding misappropriation and unfair management as underlying crimes for the offense of money laundering.

In 2010, Chile confronted a new mutual evaluation process (third round) which resulted in a six-year follow up process. The evaluators concluded that Chile presented important technical deficiencies in its legislation regarding the prevention, prosecution, and sanction of ML/TF.

In 2013, Chile adopted the National Strategy to Combat Money Laundering and Terrorism Financing (the “National Strategy”), and involved more than 20 public sector entities coordinated by the UAF, such as the Chilean Central Bank, the former Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras), the former Superintendence for Securities and Insurance (Superintendencia de Valores y Seguros), the police departments and the National Public Prosecutor’s Office (Fiscalía Nacional). The National Strategy included five lines of work and 50 specific tasks that were developed until 2017.

In December 2014, Congress amended Law No. 19,913 pursuant to Law No. 20,818, which became effective in February 2015. Law No. 20,818 includes public agencies as reporting entities of suspicious operations, expands the spectrum of underlying crimes constituting money laundering and addresses other pending issues regarding the financing of terrorism, among other modifications.

Chile has also adopted criteria to define Politically Exposed Persons (“PEPs”) in an effort to prevent the corruption of senior government officials. All entities supervised by the UAF are required to register all transactions involving PEPs and report any suspicious operations.

On December 16, 2015, President Bachelet’s administration implemented measures to comply with the UN Security Council’s resolutions related to Al-Qaeda and associated persons and entities, and the prevention, combat, and financing of terrorism. Such measures allow, among other things, (i) gathering information about suspicious persons, groups, activities, and entities, reporting any relevant findings to the UN Security Council; (ii) preventive freezing of assets belonging to persons, groups, activities, and entities included in the UN Security Council’s lists of persons, groups, activities, and entities associated with terrorism; and (iii) the requirement for certain natural and legal persons to periodically review the UN Security Council’s lists and to immediately report the identification of any person, activities, or entity signaled in those lists.

On July 19, 2016, the Interagency Roundtable on the Prevention and Combat against Money Laundering and Terrorism Financing was created (from now on MILAFT or Interagency Roundtable). The Interagency Roundtable is entrusted with the mission of advising and coordinating the actions, plans, and programs of different government agencies in matters related to the prevention, detection, and prosecution of money laundering and terrorism financing.

In addition, during 2016, the entire public sector was instructed to implement anti-money laundering and anticorruption preventive systems, and to adopt Codes of Ethics. In 2018, the Ministry of Finance requested public institutions to self-assess the functioning of their preventive systems.

In August 2016, the Plenary Session of the GAFILAT approved the exit of Chile from the list of countries under scrutiny in terms of money laundering and financing of terrorism, recognizing its efforts for preventing and combating both crimes. Chile was included in this list after finalizing the third round of mutual evaluation of the FATF in 2010 about its compliance with the 40 Recommendations.

On 2017, Chile published its first National Risk Assessment of Money Laundering/Terrorism Financing (the “NRA”), a tool that analyzes the economic and legal threats and vulnerabilities that the country faces on money laundering/terrorism financing and their impact, considering the existing mitigating factors in the process. In 2023, the MILAFT updated the NRA, developing three different documents that identifies our nation risks on money laundering, terrorism financing and proliferation financing.

In July 2019, Law No. 21,163 was enacted, amending article 38 of Law No. 19,913, adding the activities proscribed by UN Security Council Resolutions on counter-terrorism financing and proliferation of weapons of mass destruction to the list of activities that can be enforced through the freezing of assets.

Between May 2019 and July 2021, Chile was part of an evaluation led by GAFILAT (fourth round) about its compliance with the 40 Recommendations (40R) and the effectiveness of the National AML/CFT System. In its final report GAFILAT concluded the following: Concerning technical compliance of the 40R, Chile achieved 12 fully compliant, 18 largely compliant, 9 partially compliant, with none “not compliant”. Regarding the effectiveness of the National AML/CFT System, from the 11 Immediate Outcomes (IO), GAFILAT concluded that 3 of them where “Substantial”, 7 “Moderate” and 1 “Low”.

With these results Chile has to report, every six months to GAFILAT, the progress made in overcoming the deficiencies detected. The UAF, which coordinates the National AML/CFT System and represents the country before GAFILAT, is leading this task. In accordance with the recommendations made by GAFILAT, Chile should, among other initiatives:

•	improve the legal framework, capacity building and cooperation on counter-terrorism financing and understanding of its risks by competent authorities;

•	improve the freezing of assets mechanisms associated to targeted financial sanctions contained on the United Nations Security Council Resolutions related to terrorism and proliferation of weapon of mass destruction financing.

•	add to the money laundering crimes catalogue: environmental crimes, homicide and serious bodily injury, extortion and theft;

•	create a Registry of Beneficial Ownership according to international standards, allowing access to updated, accurate and timely information on the identity of the natural person behind legal persons or legal structures in Chile;

•	improve the confiscation and asset recovery mechanism and cooperation among competent authorities; and

•	include lawyers, accountants and dealers in precious metals and dealers in precious stones, as reporting entities before the National AML/CFT System.

On September 27, 2022, Law No. 21,488 was enacted, amending the Criminal Code and the Criminal Procedure Code to classify the crime of illegal logging and other related crimes, and enable the use of special investigation techniques for its prosecution. This legal body adds these criminal offenses into Law No. 19,913.

On December 21, 2022, the third transitory article of Law No. 21,459 entered into force, which establishes regulations on cybercrimes, repeals Law No. 19,223, and modifies other legal bodies to adapt them to the Budapest Convention. In addition, it added computer crimes to article 27 of Law No. 19,913.

On December 30, 2022, Law No. 21,522 was published, introducing a new paragraph in Title VII of Book II of the Penal Code, regarding commercial sexual exploitation and pornographic material of children and adolescents and introduces modifications to include this crime into article 27 of Law No. 19,913 on predicate offenses of money laundering.

The Fintech Law added as obligated subjects of the UAF those who are registered in the Registry of Financial Services Providers and in the Registry of Payment Initiation Service Providers maintained by the CMF.

On May 23, 2023, Law No. 21,575, was enacted to modify various legal bodies to improve the prosecution of drug trafficking and organized crime, regulate the destination of assets seized in these crimes and strengthen rehabilitation and social reintegration institutions. This legal body introduces changes to Law No. 19,913, with the inclusion of the following activities as entities obliged to report on suspicious operations: automotive companies and dealers in new or used vehicles, vehicle rental companies, people engaged in the manufacture or sale of weapons, shooting, hunting, and fishing clubs, natural or legal persons engaged in the sale of purebred horses, dealers in precious metals, and dealers in jewelry and precious stones.

According to the international recommendations, these will strengthen the National Anti-Money Laundering and Counter-Terrorism Financing System (the “National AML/CFT System”).

In March 2023, the MILFAT convened for the first time since GAFILAT’s 2021 mutual evaluation report, initiating work on a new action plan for Chile’s National Strategy. Five technical working groups were established to address gaps identified by GAFILAT. The members also agreed to include focus on proliferation financing in the National Strategy’s objectives, mission, and vision. Throughout 2023, the working groups collaborated with 29 public sector agencies, and by the end of the year, the MILFATL approved the 2023-2027 Action Plan, which was published in January 2024. The plan includes seven strategic lines and 54 actions, and amendment mechanisms. By mid-2024, nine percent of the plan had been completed, with the following achievements: (i) an agreement on a national supervision policy to counter terrorism financing and proliferation financing, and anti-money laundering, that integrates actions across public agencies, (ii) a simulation exercise in July 2024 that tested Chile’s legal framework for freezing assets when a United Nations Security Council Resolution terrorism list match is identified or a third country requests targeted financial sanctions under Resolution N° 1,373, and (iii) joint supervisions between the UAF and prudential supervisors, set to continue through the plan’s execution. By June 30, 2025, 35% of the actions had been completed.

Some of the completed actions include:

•	A National AML/CFT/CFP Policy on Supervision was agreed by the MILAFT, that reunited all the public agencies with supervisory obligations to integrated AML/CTF/CPF actions and measures in their work and in coordination with the UAF.

•	Joint supervisions conducted between the UAF and prudential supervisors, which will continue in the coming years as part of the 2023-2027 Action Plan’s implementation.

•	An update of the Guide for Asset Investigation in ML and Predicate Offenses, followed by its dissemination among the competent institutions.

In April 2024, the UAF created the Chilean Journal for the Prevention and Prosecution of Money Laundering and Terrorism Financing through Exempt Resolution No. 56, a biannual publication aimed at generating and disseminating specialized knowledge to strengthen prevention, detection, prosecution, and sanction of ML/TF offenses. The first volume was published in the second semester of 2024, and the second volume was published in the first semester of 2025.

On February 12, 2025, Chile enacted Law No. 21,732, establishing a new framework for defining and penalizing terrorist conduct and repealing Law No. 18,314. The law redefines terrorist offenses and penalties and strengthens measures against terrorist financing, aligning Chile with the International Convention for the Suppression of the Financing of Terrorism and the FATF Recommendations. This reform improves the country’s ability to prevent, detect, and prosecute both terrorist acts and their financing.

On June 1, 2025, the UAF issued Circular No. 62, which consolidates and updates obligations for persons and entities engaged in the 55 economic activities under its supervision. It repeals most prior circulars, merging existing guidance with new requirements. The circular also broadens the categories of individuals who must, at a minimum, be treated as Politically Exposed Persons (PEPs).

As of June 1, 2025, all reporting entities must:

1.	Identify the beneficial owner of their legal entity and legal arrangement clients (except pension fund administrators and casinos, which remain subject to Circulars Nos. 36 and 50).

2.	Assess and understand their ML/TF/PF risks, and based on that assessment, apply simplified or enhanced due diligence measures to their clients.

3.	Document the analysis of suspicious transactions, including the actions taken and sources consulted, providing the rationale for either reporting them to the UAF through a Suspicious Transaction Report (ROS) or dismissing them as unusual but justified transactions.

The latest official numbers on the prevention and fight against ML/TF shows:

Detail	Period	N°
ML condemnatory court decisions	2007-2023	323
Individuals convicted of ML	2007-2023	636
Suspicious transaction reports (STR) received by the UAF	2004-2024	87,698
STR with ML/TF signs	2004-2024	6,522
Financial intelligence reports and additional information sent to the Public Prosecutor’s Office	2013-2024	782
Private entities that report to the UAF	2024	8,646
Public agencies that report to the UAF	2024	490

On June 15, 2023, Law No. 21,577 was published in the Official Gazette, to strengthen the prosecution of organized crime, establishing special investigatory powers and making more robust the confiscation of profits. Law No. 21,577 include amendments, inter alia, to (i) the Criminal Code, establishing that all convictions in criminal matters entail the confiscation of the proceeds of crime, if any, and transferring them to the Administrative Corporation of the Judiciary (Corporación Administrativa del Poder Judicial), which manages the courts’ resources, and (ii) the Code of Criminal Procedure, enabling the Public Prosecutor’s Office to require any service provider, with prior judicial authorization, to hand over stored information from telephone calls, correspondence or Internet data traffic of its clients.

Earthquakes and Other Natural Disasters

Chile lies on the Nazca tectonic plate, making it one of the world’s most seismically active regions. From time to time, Chile is affected by earthquakes, tsunamis, flooding, fires and other natural disasters that require investment of public funds to restore damage suffered by private and public properties and the adoption of extraordinary emergency measures to address the special needs of the affected population. Chile has been adversely affected by powerful earthquakes in the past, including an 8.0 magnitude earthquake that struck Santiago in 1985 and a 9.5 magnitude earthquake in 1960, which was the largest earthquake ever recorded.

On February 27, 2010, an 8.8 magnitude earthquake struck south-central Chile. The quake epicenter was located 200 miles southwest of Santiago and 70 miles north of Concepción, Chile’s second largest city. The earthquake triggered a tsunami in south-central coastal areas. The official death toll from the earthquake and tsunami was 525.

The 2010 earthquake and its aftershocks, as well as tsunamis from adjacent coastal waters, caused severe damage to Chile’s infrastructure, including to port facilities and buildings, and several sectors of the Chilean economy. Total infrastructure damage from this catastrophe, including roads, bridges, ports and Santiago’s international airport, has been estimated to be US$21 billion, of which US$10.4 billion corresponded to private sector infrastructure and US$10.6 billion to public sector infrastructure. The manufacturing, primary and service sector were also severely affected by the earthquake and tsunami. The manufacturing sub-sectors most affected were paper and printing products; foodstuffs, beverages and tobacco; metal products, machinery and equipment and miscellaneous manufacturing; and chemical, petroleum, rubber and plastic products. With regards to the primary sector, the fishing industry suffered significant damage to vessels and processing infrastructure, while the agriculture industry experienced the destruction of storage facilities, and water restraints caused by damage to irrigation infrastructure. The services sub-sectors most significantly and adversely affected by the earthquake and tsunami were transport and personal services.

In July 2010, Congress enacted legislation providing for a US$8.4 billion reconstruction plan. The plan was funded with a variety of sources, including a US$730 million reallocation of public expenditures and private donations. Private donors received certain tax credits.

In February 2018, Chile entered into an agreement with the IBRD insuring Chile against earthquake losses for a total aggregate amount of US$500 million dollars, in the context of the issuance by the IBRD of five series of catastrophe bonds under its catastrophe-linked capital at risk notes program covering the four Pacific Alliance countries.

On August 7, 2021, Law No. 21,364 was published in the Official Gazette, creating the National System for Disaster Prevention and Response (Servicio Nacional de Prevención y Respuesta ante Desastres or SENAPRED), which was organized as a decentralized and territorially deconcentrated entity in charge of advising, coordinating, organizing, planning, and supervising activities related to Disaster Risk Management. On January 1, 2023, SENAPRED started functioning and replaced the ONEMI and on March 14, 2023, President Boric appointed Mr. Alvaro Hormazábal López as national director of SENAPRED. Later, on October 1, 2024, Alicia Cebrián López was appointed as the new national director by President Boric. This legislative initiative was prompted by the 8.8 magnitude earthquake that struck Chile in 2010, that revealed the shortcomings in the ability of the government and its institutions to deal with large-scale emergencies.

Ministry of Women and Gender Equality

On March 20, 2015, Law No. 20,820 was published in the Official Gazette, creating the Ministry of Women and Gender Equality (Ministerio de la Mujer y la Equidad de Género), which became fully operational in March 2016. This ministry is tasked with designing, coordinating and evaluating policies, plans and programs to promote gender equality and equal rights, and eliminating arbitrary discrimination against women.

Additionally, Law No. 20,820 created an Inter-ministerial Committee for Equal Rights and Gender Equality, which is composed of 14 ministers. This committee is mandated to assist in the implementation of policies, plans and programs that promote equal rights between men and women.

Since its creation in 2015, this Ministry has pursued a broad agenda in matters related to reproductive rights. Among other initiatives, the Ministry introduced a bill to de-criminalize the interruption of pregnancies in certain cases, which was enacted and published in the Official Gazette on September 23, 2017.

This Ministry also promoted the inclusion of gender quotas in Congressional seats. The bill approved by Congress provided that in the November 2017 elections relating to a partial renewal of the members of the Senate and Chamber of Deputies, no political party would be allowed to promote a list of candidates with individuals of a single gender representing more than 60% of its total candidates. As a result, after the November 2017 elections, the number of seats occupied by women in the Chamber of Deputies increased from 19 to 35 (of a new total of 155 seats). In the Senate, the number of seats occupied by women increased from 6 to 10 (of a total of 43 seats; in 2021, the Senate will increase to 50 seats). In addition, in March 2020, Congress enacted legislation mandating that the constitutional convention charged with drafting the new constitution formed in October 2020 included number of additional benches intended to ensure gender equality in its integration. While the proposed constitution was rejected in a referendum on September 4, 2022, the so-called “Agreement for Chile” also provided for mechanisms to ensure gender equality in its integration (enter and exit parity).

After November 2021 elections, the number of seats occupied by women in the Chamber of Deputies increased from 35 to 55 (of a total of 155 seats). In the Senate, the number of seats occupied by women increased from 10 to 12 (of a total of 50 seats).

Ministry of Cultures, Arts and Heritage

In 2017, Congress enacted legislation creating the Ministry of Cultures, Arts and Heritage (Ministerio de las Culturas, las Artes y el Patrimonio), which became fully operational in August 2018. This ministry is tasked with designing, formulating and implementing policies, plans and programs that contribute to the development of Chile’s rich and diverse culture and heritage, recognizing and valuing the cultures of indigenous peoples, the geographical diversity and the regional and local realities and identities.

In addition, Law No. 21,045 created the National Council of Cultures, Arts and Heritage (Consejo Nacional de las Culturas, las Artes y el Patrimonio), which is composed of 16 members (including the minister). This Council is mandated to propose policies, plans, programs and measures to the Ministry of Cultures, the Arts and Heritage, among other things.

Ministry of Science, Technology, Knowledge and Innovation

In 2018, Congress enacted legislation creating the Ministry of Science, Technology, Knowledge and Innovation (Ministerio de Ciencia, Tecnología, Conocimiento e Innovación), tasked with advising and collaborating with the President of the Republic in the design, formulation, coordination, implementation and evaluation of policies, plans and programs aimed at promoting and strengthening science, technology and innovation derived from scientific and technological research. The objective of this Ministry is to contribute to the development of the country, increasing its cultural, educational, social and economic heritage, promoting the common good and strengthening national and regional identity, as well as environmental sustainability.

THE ECONOMY

History and Background

Chile is a country rich in natural resources and its economy has historically been oriented towards the export of primary products. During the international economic crisis of the 1930s, however, the market for Chilean exports collapsed and international capital markets were closed to Chilean borrowers. In response to this, successive governments sought to reduce Chile’s dependence on foreign trade by implementing import substitution policies designed to promote domestic industries and discourage imports. The strategy was supplemented by giving the state a role in the development of key sectors, including electricity and steel. As a result of these policies, the government’s role in the economy expanded in the decades that followed.

Government policy was eventually liberalized and, between 1964 and 1966, the administration of President Eduardo Frei Montalva (1964 to 1970) lowered external tariffs and greatly reduced other non-administrative import barriers. In addition, the administration sought to professionalize Chile’s monetary policy by recruiting career economists to the Chilean Central Bank and the Ministry of Finance. Despite these more liberal economic policies, Chile’s economy remained heavily regulated into the late 1960s.

The socialist government of President Allende (1970 to 1973) greatly increased the government’s role in the economy by implementing a wide-ranging nationalization program, expanding the agrarian reform process that was started by previous governments, and rapidly increasing government expenditures and money supply. By 1973, inflation reached an annual rate of more than 500.0%, industrial output fell by more than 6.0% and the Chilean Central Bank’s foreign exchange reserves stood at slightly over US$40 million.

Following the military coup d’etat in 1973, the military government led by General Augusto Pinochet (1973 to 1990) introduced economic reforms designed to open the economy to foreign investment, liberalize foreign trade and reduce the central government’s size and influence on the economy by, among other things, eliminating long-standing and widespread price controls and undertaking a significant privatization program. Although the military government succeeded in reducing inflation, eliminating budget deficits and initiating an economic recovery, in the early 1980s, Chile underwent a severe recession due largely to a global recession, a worsening of the terms of trade, a decrease in the availability of external credit, weak banking sector regulation, real wage inflexibility and the abandonment of the currency peg which quickly led to the depreciation of the peso and an external debt and domestic banking crisis. In 1982, real GDP fell 13.4% compared to the previous year. In 1983, real GDP further decreased 3.5% and unemployment peaked at 20.5% (excluding the effects of certain ad hoc emergency employment programs developed by the government). From 1984 to 1989, however, the government’s liberalizing economic policies resulted in increased exports, average GDP growth of 6.7% per year, a 66.6% reduction in the current account deficit, and a steady rise in international reserves.

In addition, in 1985, the government initiated a far-reaching privatization program of state-owned companies. These economic policies and the government’s expansionary monetary policy led to an approximately 22.8% increase in domestic spending for the two-year period from 1987 to 1989, which in turn led to a rise in inflation. When President Patricio Aylwin took office in 1990, his administration implemented a macroeconomic policy designed to correct these economic imbalances.

The Concertación coalition governments of Presidents Patricio Aylwin (1990 to 1994), Eduardo Frei Ruiz-Tagle (1994 to 2000), Ricardo Lagos (2000 to 2006), and Michelle Bachelet (2006 to 2010) all sought to provide stability and economic growth to Chile while fostering social development. Concertación coalition administrations consistently promoted free-market economic principles, including the protection of private property, the subsidiary role of the state in economic activity, free trade, open and fair competition, and sound macroeconomic, banking and financial regulation policies.

In 2009, a center-right coalition, “Coalición por el cambio,” led by Sebastián Piñera won the presidential elections for the period from 2010 to 2014. President Piñera’s administration sought to strengthen the Chilean economy and increase economic growth by expanding the investment rate, improving capital markets regulation and enhancing labor productivity through human capital investment, the promotion of innovation and entrepreneurship, and by modernizing the state. Additionally, the Piñera administration adhered to a sustainable fiscal policy, guided by a rule referred to as the “Structural Balance Policy Rule,” which was first adopted in 2001. In 2010, the government appointed a special commission to assess the then-prevailing fiscal balance pursuant to a new methodology, which revealed a structural fiscal deficit of 2.0% of GDP. See “Public Sector Finances—Public Sector Accounts and Fiscal Statistics.”

Michelle Bachelet was elected to the presidency in 2013 for a second term of four years, which concluded on March 11, 2018. Ms. Bachelet won the elections supported by the center-left coalition Nueva Mayoría. While the Bachelet administration’s initial target was to reach a structural balance (0.0% of GDP) by 2018 by relying on increased tax revenues generated by the 2014 tax reform, as a result of changes in structural variables and external conditions, the government contemplated a reduction of the structural deficit by approximately 0.25% per year for the 2016-2018 period. In 2016 and 2017, the structural deficit stood at 1.6% of GDP and 2.0% of GDP, respectively. See “Public Sector Finances—Public Sector Accounts and Fiscal Statistics.” In addition to the tax reform, in 2014 and the beginning of 2015, the Bachelet administration focused on electoral and educational reforms.

Sebastián Piñera was elected to the presidency in 2017 for a second non-consecutive term of four years, after having served from 2010 to 2014, and assumed office on March 11, 2018. On June 5, 2018, President Piñera issued Decree No. 743, stating his administration’s fiscal policy targets for the next four years, which include a structural deficit reduction target of 0.2% of GDP per year, starting in 2018, achieving a fiscal balance deficit of 1.0% of GDP by 2022. The structural deficit reduction goal for 2018 was achieved, with a structural deficit of 1.5% of GDP compared to a structural deficit of 2.0% of GDP in 2017. In light of a series of social measures adopted beginning October 2019, the structural deficit reduction goal for 2019 was not achieved, with a structural deficit of 1.5% of GDP compared to a structural deficit of 1.5% of GDP in 2018. On October 29, 2020, President Piñera issued an amendment to Decree No. 743, stating his administration’s fiscal policy targets for the next two years, which include a structural deficit reduction target of 3.9% of GDP by 2022, starting with a structural deficit of 3.2% of GDP for 2020 and a structural deficit of 4.7% of GDP for 2021. The structural deficit reduction goal for 2020 was achieved, with a structural deficit of 2.6% of GDP. Due to the COVID-19 pandemic and its consequences in the Chilean economy, the structural deficit reduction goal for 2021 was not achieved, with a structural deficit of 10.8% of GDP.

On December 19, 2021, the candidate of the left coalition “Apruebo Dignidad", Gabriel Boric, won the presidential elections for the period 2022 – 2026. President Boric has stated that he intends to make significant changes to the current political, social and economic schemes, with emphasis on social policies, greater state intervention in the economy, and less participation by the private sector in health, pension and education systems, which would be financed with tax increases. According to the Public Finance Report for the first half of 2022, the Structural Balance target for the current presidential term will be based on an analysis of medium-term gross debt sustainability, moving towards a dual rule fiscal policy for Chile. The government’s fiscal policy target includes a structural deficit reduction target of 0.75 GDP points per year, thus starting with a structural deficit of (3.3)% of GDP in 2022, the government expects to reach (2.6)% in 2023, (1.8)% in 2024, (1.1)% in 2025, and (0.3)% by the end of the presidential term.

Macroeconomic Performance (1990 — 2008)

The Chilean economy grew by an average of 8.0% per year between 1990 and 1998. In 1999, as a result of the 1997 Asian crisis and the abandonment of the crawling exchange rate band, the Chilean economy experienced a recession. Despite relatively strong growth in 2000 (4.5%), turmoil in the international financial markets, low copper prices and the Argentine currency and debt crisis of 2001 to 2002 combined to slow the pace of growth in Chile to 2.2% in 2001 and 3.4% in 2002. The policies implemented to give effect to the structural balance rule introduced in 2001 were instrumental in helping the economy accelerate its growth rate. See “Public Sector Finances—Public Sector Accounts and Fiscal Statistics—Fiscal Policy Framework— Structural Balance Policy Rule.” The economy grew by 3.9% in 2003, 7.0% in 2004, 6.2% in 2005, 5.7% in 2006, 5.2% in 2007 and 3.3% in 2008. This was accompanied by an improvement in the terms of trade, driven mainly by the price of copper, which rose from an average of US$0.707 per pound in 2002 to US$1.669 in 2005, and US$3.049, US$3.229 and US$3.155 in 2006, 2007 and 2008, respectively. Increased copper prices helped the Chilean Sovereign Wealth Funds (the Pension Reserve Fund, or FRP, by its Spanish acronym, and the Economic and Social Stabilization Fund, or FEES, by its Spanish acronym) accumulate savings which stood at US$22.7 billion as of the end of 2008. See “Public Sector Finances—Fiscal Responsibility Law.”

Global Financial Crisis — Economic Performance and Policies of 2008 and 2009

Beginning in the fourth quarter of 2008, global trends began to negatively affect Chile’s macroeconomic performance, including the contraction in available external financing, increases in premiums for credit risk, significant capital outflows from emerging markets, reductions in interest rates on U.S. Treasury bonds, lower commodity prices, including copper (US$1.39 per pound in December 2008, compared to US$3.17 per pound in September 2008) and fluctuation in the value of the dollar against other major currencies. These factors resulted in a significant slowdown in output (from 4.7% to 1.4%) and demand (from 9.9% to 1.2%) in the fourth quarter of 2008 compared to the same period of 2007. The export sector was similarly affected, with the terms of trade deteriorating by 27.5% in the fourth quarter of 2008 compared to the same period in 2007. GDP growth in 2008 was 3.3% compared to 5.2% during 2007. Domestic consumption grew 5.2% in 2008 compared to 7.6% in 2007. This decrease resulted from a significant reduction in the demand for new cars, capital goods, new homes and inventories. The sectors that were most affected were retail, manufacturing and construction.

In an effort to combat the effects of the global financial crisis and ensure sufficient liquidity in the economy, in October 2008, the Chilean Central Bank suspended its program of U.S. dollar reserve accumulation, implemented U.S. dollar repurchase transactions with weekly auctions of US$500 million and permitted banks to use currencies in addition to U.S. dollars to meet their foreign currency reserve requirements for a period of six months.

In light of global economic conditions, at the beginning of January 2009, the government implemented a stimulus plan aimed at boosting employment and economic growth. This fiscal package, equivalent to 2.1% of GDP (US$4.0 billion), sought to create conditions that would allow the economy to grow in 2009 and, directly and indirectly, create more than 100,000 jobs. See “The Economy—Employment and Labor—Employment.” The stimulus package included: subsidies to individuals and families, additional investments in public infrastructure, tax cuts, improved access to financing for small and medium-sized businesses, additional capitalization of state-owned enterprises (including a US$1 billion investment in Codelco), and other initiatives to incentivize private investment, such as a US$700 million public investment plan for rural and urban roads and housing and irrigation projects aimed at supporting employment in the construction sector.

Primarily as a result of the fiscal stimulus plan, in 2009, government expenditures grew by 17.8%, while central government real revenue fell by 23.2% as compared to 2008 due to decreases in net tax collection and gross copper revenue, mainly from Codelco. In 2009, the government recorded an effective deficit of 4.5% of GDP and a structural deficit of 1.1% of GDP. See “Public Sector Finances—Public Sector Accounts and Fiscal Statistics—Fiscal Policy Framework—Structural Balance Policy Rule.” Financing sources for the deficit came from the issuance of government bonds in the local market, as authorized in the 2009 budget law, and from withdrawals from the FEES. Withdrawals from the FEES in 2009 included: US$8.0 billion to help finance part of the stimulus plan and the fiscal deficit caused by the drop in both tax revenues and income from Codelco; US$441 million to pay down public debt; and US$837 million for payment into the FRP. Total withdrawals from the FEES in 2009 were US$9.3 billion. See “Public Sector Finances—Fiscal Responsibility Law—Economic and Social Stabilization Fund.”

The government sought to mitigate the effect on the exchange rate of the inflow of dollars related to the government’s withdrawal from the FEES by using domestic borrowing to finance the deficit and launching a process of daily auctions intended to provide the market with a framework of predictable and transparent sales. Expenditures in pesos under the stimulus plan (equivalent to approximately US$3 billion), were financed through daily auctions of US$50 million held between March 27 and June 23, 2009. Subsequently, auctions of US$40 million were held daily from July 1 to November 20, 2009, for a total of US$4 billion.

Gross Domestic Product (2010 to the Present)

In 2010, GDP grew by 5.8% mainly due to an increase in domestic consumption, investment and exports. Chile’s economic recovery in 2010 was partially offset by the negative impact of the earthquake and tsunami of February 27, 2010. See “Republic of Chile—Earthquakes and Other Natural Disasters.” Economic growth continued in 2011 (6.1%), 2012 (5.3%), 2013 (4.0%), 2014 (1.8%) and 2015 (2.3%).

During 2018, GDP grew by 4.0% as compared to 2017. Aggregate domestic demand increased by 5.0%, private consumption increased by 3.6%, gross fixed capital formation increased by 6.5%, exports increased by 4.9% and imports increased by 8.6%.

During 2019, GDP grew by 0.6% as compared to 2018. Aggregate domestic demand increased by 0.8%, private consumption increased by 0.7%, gross fixed capital formation increased by 1.3%, exports decreased by 2.5% and imports decreased by 1.7%.

During 2020, GDP contracted by 6.1% as compared to 2019, mainly due to the effect that the measures implemented to prevent the spread of COVID-19 had in the manufacturing and service sectors. Aggregate domestic demand decreased by 9.4%, total consumption decreased by 6.6%, gross fixed capital formation decreased by 17.8%, exports decreased by 0.9% and imports decreased by 12.3%.

During 2021, GDP grew by 11.3% as compared to 2020, mainly due to the recovery after measures implemented to prevent the spread of COVID-19 and the impact it had in 2020. Aggregate domestic demand increased by 21.3%, total consumption increased by 19.5%, gross fixed capital formation increased by 28.1%, exports decreased by 1.5% and imports increased by 31.9%.

During 2022, GDP grew by 2.2% as compared to 2021, mainly due to an increase in aggregate domestic demand. Aggregate domestic demand increased 2.3%, gross fixed capital formation increased 1.8%, total consumption increased 2.5% and exports increased 0.8%, while imports increased 1.3%.

During 2023, GDP grew by 0.5% as compared to 2022, mainly due to an increase in net exports. Aggregate domestic demand decreased 3.7%, gross fixed capital formation decreased 4.2%, total consumption decreased 3.5% and exports increased 0.1%, while imports decreased 10.9%.

During 2024, GDP grew by 2.6% as compared to 2023, due to an increase in exports and consumption. Aggregate domestic demand increased 1.3%, gross fixed capital formation increased 1.0%, total consumption increased 1.4% and exports increased 6.6%, while imports increased 2.5%.

Economic Performance Indicators

The following table sets forth certain macroeconomic performance indicators for the fiscal quarters indicated:

	Current Account (millions of US$)(1)	GDP Growth (in %)(1)	Domestic Demand Growth (in %)(1)
2018
First quarter	(1,362)	4.4	3.7
Second quarter	(3,312)	5.5	6.3
Third quarter	(4,241)	2.5	4.8
Fourth quarter	(4,350)	3.6	5.2
2019
First quarter	(1,979)	1.2	2.5
Second quarter	(4,057)	1.4	2.0
Third quarter	(4,378)	3.2	2.6
Fourth quarter	(4,089)	(2.4)	(2.9)
2020
First quarter	(2,104)	(0.5)	(3.5)
Second quarter	454	(14.7)	(20.9)
Third quarter	(1,532)	(9.2)	(11.3)
Fourth quarter	(1,101)	0.4	(1.3)
2021
First quarter	(3,146)	0.5	6.5
Second quarter	(4,214)	18.3	30.6
Third quarter	(7,727)	16.2	27.3
Fourth quarter	(7,875)	11.6	22.5
2022
First quarter	(5,125)	6.1	11.0
Second quarter	(8,749)	4.5	8.0
Third quarter	(7,915)	0.7	(0.9)
Fourth quarter	(4,868)	(2.1)	(6.7)
2023
First quarter	999	(0.3)	(7.7)
Second quarter	(3,178)	(0.1)	(3.8)
Third quarter	(5,654)	1.4	(2.0)
Fourth quarter	(2,665)	1.1	(1.4)
2024
First quarter	1,176	3.3	2.7
Second quarter	(1,864)	1.2	(1.5)
Third quarter	(2,388)	2.0	(0.2)
Fourth quarter	(1,777)	4.0	4.3

(1)         Preliminary information

Source: Chilean Central Bank.

The following tables present GDP and expenditures measured at current prices and in chained volume at previous year prices, each for the periods indicated:

Nominal GDP and Expenditures

(at current prices for period indicated, in billions of Chilean pesos)

	2020	2021	2022	2023	2024
Nominal GDP	201,258	239,418	263,065	281,857	311,631
Aggregate Domestic Demand	192,246	241,553	273,557	279,328	300,453
Gross Fixed Capital Formation	45,416	55,846	67,458	68,333	73,200
Change in Inventories	(3,035)	1,869	408	(2,485)	(778)
Total Consumption	149,864	183,839	205,691	213,480	228,031
Private Consumption	117,610	148,555	166,954	170,358	181,077
Government Consumption	32,254	35,284	38,736	43,122	46,955
Total Exports	63,055	76,597	93,669	86,843	105,092
Total Imports	54,043	78,732	104,161	84,314	93,915
Net Exports	9,012	(2,135)	(10,492)	2,529	11,178

Source: Chilean Central Bank.

Real GDP and Expenditure

(chained volume at previous year prices, in billions of Chilean pesos)

	2020	2021	2022	2023	2024
Real GDP	178,925	199,204	203,460	204,521	209,929
Aggregate Domestic Demand	175,041	212,383	217,269	209,210	212,022
Gross Fixed Capital Formation	40,680	47,171	49,756	47,664	48,149
Change in Inventories	(2,634)	1,488	167,604	161,661	163,996
Total Consumption	136,995	163,724	134,568	128,011	129,352
Private Consumption	109,647	132,661	33,136	33,856	34,876
Government Consumption	27,317	31,174	51,796	51,870	55,317
Total Exports	52,187	51,386	64,671	57,602	59,017
Total Imports	48,387	63,818	(12,875)	(5,732)	(3,700)
Net Exports	3,800	(12,432)	203,460	204,521	209,929

Source: Chilean Central Bank.

Composition of Demand

The primary component of aggregate demand is private consumption, which as a percentage of GDP, represented 58.4% in 2020, 62.0% in 2021, 63.5% in 2022, 60.4% in 2023, and 58.1% in 2024. In that same period, government consumption was 14.7% of GDP in 2021, 14.7% of GDP in 2022, 15.3% in 2023 and 15.1% in 2024. Another key component of demand, gross fixed capital formation, accounted for 22.6% of GDP in 2020, 23.3% of GDP in 2021, 25.6% in 2022, 24.2% in 2023 and 23.5% in 2024.

The following table presents nominal GDP by categories of aggregate demand:

Nominal GDP by Aggregate Demand
(percentage of total GDP, except as indicated)

	2020	2021	2022	2023	2024
Nominal GDP (in billions of Chilean pesos)	201,258	239,418	263,065	281,857	311,631
Domestic Absorption	95.5	100.9	104.0	99.1	96.4
Total Consumption	74.5	76.8	78.2	75.7	73.2
Private Consumption	58.4	62.1	63.5	60.4	58.1
Government Consumption	16.0	14.7	14.7	15.3	15.1
Change in inventories	(1.5)	0.8	0.2	(0.9)	(0.2)
Gross Fixed Capital Formation	22.6	23.3	25.6	24.2	23.5
Exports of goods and services	31.3	32.0	35.6	30.8	33.7
Imports of goods and services	26.9	32.9	39.6	29.9	30.1

Source: Chilean Central Bank.

Savings and Investment

Between 2020 and 2024, total gross savings (or domestic gross investment) fluctuated on a yearly basis and decreased as a percentage of GDP from 23.4% in 2023 to 23.2% in 2024.

Savings and Investment

(% of GDP)

	2020	2021	2022	2023	2024
National Savings	19.1	16.7	16.9	20.2	21.8
External Savings	1.9	7.4	8.9	3.2	1.4
Total Gross Savings or Domestic Gross Investment	21.1	24.1	25.8	23.4	23.2

Source: Chilean Central Bank.

Principal Sectors of the Economy

The Chilean economy, with a GDP of US$254.0 billion in 2020, US$315.3 billion in 2021, US$301.6 billion in 2022, US$335.9 billion in 2023 and US$330.3 billion in 2024, each as calculated based on the average exchange rate for the applicable year, has considerable natural resources, a modern export-oriented manufacturing sector and a sophisticated services sector.

In 2020, GDP contracted by 6.1% compared to the same period in 2019 as a consequence of the measures implemented to prevent the spread of COVID-19 in the manufacturing and service sectors. Also, aggregate domestic demand decreased by 9.4%, gross fixed capital formation decreased by 10.8%, total consumption decreased by 6.6% and exports decreased by 0.9%, while imports decreased by 12.3%, in each case in real terms when compared to 2019.

In 2021, GDP grew by 11.3%, primarily as a result of a 13.5% increase in the service sector. The domestic absorption rate in 2021 was primarily supported by the increase in total consumption, which totaled 76.8% of GDP.

In 2022, GDP grew by 2.2%, primarily as a result of a 5.2% increase in the service sector. The domestic absorption rate in 2022 was primarily supported by the increase in total consumption, which totaled 78.2% of GDP.

In 2023, GDP grew by 0.5%, primarily as a result of a 1.6% increase in the service sector, partially compensated by a decrease in the primary sector by 0.3%. The domestic absorption rate in 2023 was primarily supported by the decrease in imports, which totaled 29.9% of GDP.

In 2024, GDP grew by 2.6%, primarily as a result of a 2.4% increase in the service sector and an increase in the primary sector by 5.2%. The domestic absorption rate in 2024 was primarily supported by the increase in exports, which totaled 33.7% of GDP.

The following tables present the components of Chile’s GDP and their respective growth rates for the periods indicated:

Nominal GDP by Sector

(% of GDP, except as indicated)

	2020		2021		2022		2023		2024
Primary sector		15.6		17.6		16.6		14.0		15.7
Agriculture, livestock and forestry		3.6		3.0		2.6		3.0		3.4
Fishing		0.5		0.5		0.6		0.5		0.5
Mining		11.8		14.1		13.4		10.5		11.7
Copper		10.4		12.7		9.7		8.0		10.3
Other		1.1		1.3		3.7		2.5		1.5
Manufacturing sector		9.0		8.5		9.5		9.4		9.0
Foodstuffs, beverages and tobacco		3.6		3.2		3.5		3.7		3.6
Textiles, clothing and leather		0.1		0.1		0.1		0.1		0.1
Wood products and furniture		0.6		0.6		0.7		0.4		0.4
Paper and printing products		0.7		0.7		0.7		0.5		0.6
Chemicals, petroleum, rubber and plastic products		1.7		1.7		2.2		2.2		2.0
Non-metallic mineral products and base metal products		0.5		0.6		0.6		0.5		0.5
Metal products, machinery and equipment and miscellaneous manufacturing		1.7		1.6		1.8		2.0		1.9
Services sector		65.6		63.3		63.6		66.5		65.4
Electricity, oil and gas and water		3.3		2.5		2.3		3.0		3.6
Construction		6.0		5.8		5.9		5.9		5.8
Trade and catering		10.2		11.3		10.8		11.2		10.5
Transport		4.8		4.9		4.7		5.4		5.6
Communications		2.7		2.5		2.6		2.6		2.5
Financial services		13.6		12.2		12.8		13.1		13.1
Housing		8.0		7.6		8.0		7.9		7.6
Personal services		12.1		11.9		12.0		12.7		12.5
Public administration		5.0		4.5		4.4		4.6		4.4
Subtotal		90.2		89.4		89.6		89.9		90.1
Net adjustments for payments made by financial institutions, VAT and import tariffs		9.8		10.6		10.4		10.1		9.9
Total GDP		100.0		100.0		100.0		100.0		100.0
Nominal GDP (in billions of Chilean pesos)	Ps.	201,257	Ps.	239,418	Ps.	263,065	Ps.	281,857	Ps.	311,630

Source: Chilean Central Bank.

Change in GDP by Sector

(% change from previous year, except as indicated)

	2020		2021		2022		2023		2024
Primary sector		(0.3)		(1.9)		(4.4)		(0.3)		5.2
Agriculture, livestock and forestry		0.7		3.7		(0.4)		(1.8)		7.4
Fishing		(16.3)		4.5		1.4		3.9		(4.2)
Mining		0.8		(4.5)		(6.4)		0.0		5.2
Copper		(0.2)		(6.1)		(8.5)		(4.2)		5.4
Other		8.8		10.5		13.4		11.1		4.5
Manufacturing sector		(2.2)		5.4		(2.3)		3.2		2.9
Foodstuffs, beverages and tobacco		(1.9)		4.2		0.7		3.3		1.9
Textiles, clothing and leather		(7.2)		20.7		1.4		13.4		(3.6)
Wood products and furniture		(7.9)		2.2		(6.7)		(7.6)		3.8
Paper and printing products		(3.4)		0.6		(13.0)		3.5		12.3
Chemicals, petroleum, rubber and plastic products		2.3		(1.9)		(8.7)		4.7		3.8
Non-metallic mineral products and base metal products		(5.9)		16.9		(7.9)		(0.8)		(3.7)
Metal products, machinery and equipment and miscellaneous manufacturing		(3.3)		15.7		6.3		4.8		2.6
Services sector		(7.6)		13.5		5.2		1.6		2.4
Electricity, oil and gas and water		(0.3)		0.6		7.5		16.6		7.2
Construction		(11.6)		5.7		2.4		(0.4)		(0.3)
Trade and catering		(10.6)		23.9		(0.6)		(0.4)		4.8
Transport		(20.4)		14.5		10.1		7.6		6.8
Communications		6.6		11.0		10.4		0.6		(0.5)
Financial Services		(1.7)		11.4		5.1		(1.5)		(0.7)
Housing		(2.1)		5.6		3.8		1.5		1.8
Personal Services		(16.6)		26.2		11.5		2.5		3.0
Public Administration		2.9		2.4		0.2		1.2		2.1
Subtotal		(6.1)		11.3		2.2		0.5		2.6
Net adjustments for payments made by financial institutions, VAT and import tariffs		(5.7)		21.7		0.3		(6.8)		(0.1)
Total GDP		(6.1)		11.3		2.2		0.5		2.6
Real GDP (chained volume at previous year prices, in billions of Chilean pesos)	Ps.	178,924	Ps.	199,170	Ps.	203,460	Ps.	204,520	Ps.	209,929

Source: Chilean Central Bank.

Primary Sector

The Chilean economy’s primary sector is significant due to the size of its direct contribution to GDP (15.6% in 2020, 17.6% in 2021, 16.6% in 2022, 14.0% in 2023 and 15.7% in 2024), and its role as a supplier of inputs to the manufacturing sector.

Agriculture, Livestock and Forestry

Agricultural production consists primarily of fruit, which includes fruit concentrates, table grapes, apples, pears, nectarines, prunes, lemons, avocados, berries, cherries and peaches. The characteristics of Chile’s climate, botany and soil give the country a comparative advantage in the forestry sector. In 2019, forests covered 17.6 million hectares, making up approximately 23.3% of Chile’s surface area, and forest plantations covered approximately 3 million hectares, or 4.0% of Chile’s surface area.

This sector contributed US$9.2 billion in exports during 2024, or 9.3% of exports by value, compared to US$7.3 billion, or 7.8%, during 2023.

Since 2019 and as of the date of this Annual Report, a large part of Chile’s territory dedicated to agricultural production and livestock farming was affected by a severe drought. As of the date of this Annual Report, there are several communes that have been declared in a state of water shortage by the Ministry of Public Works. This declaration enables the government to establish new criteria and delimitations for water extraction authorizations and to provide funding for the financing of unforeseen circumstances or costs affecting agricultural producers and rural inhabitants.

Fishing

Chile ranks among the foremost fishing nations in the world, with an estimated annual catch for 2024 of 3.7 million tons, of which sea-caught products accounted for 61.2%, while aquaculture accounted for the remaining percentage. Chile’s main products include anchovies, horse mackerel and sardines.

In less than a decade, Chile has become a leading farmed salmon and trout producer and exporter. Climatic conditions around the Chiloé and Aysén Regions, including water that is continually replenished from both the Antarctic currents and run-off from the Andes, provide an ideal environment for a year-round fish farming industry.

Mining

Chile has large reserves of metallic and non-metallic mineral resources and is the world’s largest producer of copper. In 2024, Chile recorded an estimated 190 million metric tons of copper reserves, which represented 19% of the world’s reserves and produced 2,000 million metric tons of copper. Large quantities of iodine, coal, gold, silver, nitrate, iron ore and molybdenum are also found in Chile. As a result, the mining sector is a significant contributor to the export sector and to Chile’s GDP. Whereas non-manufactured mining exports are recorded under the mining sector, the process of mining production is included in the manufacturing sector.

In the 1990s, the mining sector grew fueled by increased investment, including the opening of new large mines. For 2023 and 2024, this sector represented 10.5% and 11.7% of GDP, respectively. Mining products in 2023 and 2024 accounted for approximately 54.9% and 56.6%, respectively, of Chile’s total exports totaling approximately US$51.0 billion in 2023 and US$56.2 billion in 2024.

Copper is extracted by a mix of state-owned and private companies. The state-owned copper enterprise, Codelco, is the largest copper producer in the world as well as the largest company in Chile. Codelco contributed US$1.46 billion to government revenues in 2024. Under Chilean law, Codelco’s net earnings are subject to a special 40.0% tax in addition to the corporate income tax generally applicable to domestic companies and paid by its private sector competitors. In addition, as a wholly state-owned enterprise, Codelco contributes all of its net income to the central government’s budget through profit transfers. See “Public Sector Finances—Government-owned Enterprises—Codelco.” In 2020, 2021, 2022 and 2023 government revenues from copper totaled US$1.3 billion, US$5.8 billion, US$2.2 billion, US$1.4 billion and US$1.4 billion, respectively. Copper exports accounted for approximately 90.7%, 90.7%, 78.3%, 83.5% and 88.5% of all Chilean mining exports in 2020, 2021, 2022, 2023 and 2024, respectively.

Although the mining sector continues to be the recipient of most of the foreign investment in Chile, a trend toward diversification has made the electricity and services sectors increasingly appealing to foreign investors, while mining investment has decreased in relative terms. Foreign investment in the mining sector in 2020, 2021, 2022 and 2023, the latest data available, totaled US$2.1 billion, US$6.0 billion, US$6.5 billion and US$9.3 billion, respectively.

Manufacturing Sector

Chile’s manufacturing sector is based primarily on the processing of natural resources. Between 2020 and 2024, this sector represented on average 9.0% of GDP.

During 2020, 2021, 2022, 2023 and 2024 exports from the manufacturing sector amounted to US$25.2 billion, US$29.9 billion, US$35.8 billion, US$34.5 billion and US$33.7 billion, and representing 34.0%, 31.6%, 36.4%, 37.1% and 34.0% of total exports, respectively.

The following table sets forth information regarding the output of manufacturing production for the periods indicated:

Output of Manufactured Products

(in billions of pesos and as a percentage of total)

	2020		2021		2022		2023		2024
	(Ps.)	(%)	(Ps.)	(%)	(Ps.)	(%)	(Ps.)	(%)	(Ps.)	(%)
Foodstuffs, beverages and tobacco	7,417	41.0	7,614	37.3	9,178	36.8	10,465	39.5	11,119	39.6
Textiles, clothing and leather	189	1.0	220	1.1	182	0.7	255	1.0	199	0.7
Wood products and furniture	1,170	6.5	1,549	7.6	1,837	7.4	1,210	4.6	1,228	4.4
Paper and printing products	1,160	6.4	1,686	8.3	1,881	7.5	1,438	5.4	1,913	6.8
Chemicals, petroleum, rubber and plastic products	3,664	20.2	4,137	20.3	5,756	23.1	6,155	23.2	6,181	22.0
Non-metallic mineral products and base metal products	1,054	5.8	1,469	7.2	1,455	5.8	1,483	5.6	1,440	5.1
Metal products, machinery and equipment and miscellaneous manufacturing	3,452	19.1	3,747	18.3	4,638	18.6	5,507	20.8	5,999	21.4
Total	18,106	100	20,424	100	24,927	100	26,512	100	28,079	100

Source: Chilean Central Bank.

In 2020, the manufacturing sector decreased by 2.2%, as compared to 2019 (measured using chained volumes at previous year prices), which was mainly as a result of a general contraction in almost all sectors, particularly in the production of clothing and leather.

In 2021, the manufacturing sector grew by 5.4%, as compared to 2020 (measured using chained volumes at previous year prices), which was mainly as a result of a general increase in all subsectors.

In 2022, the manufacturing sector decreased by 2.3%, as compared to 2021 (measured using chained volumes at previous year prices), explained by a general contraction in all subsectors, except foodstuffs, beverages and tobacco; metal products, machinery and equipment and miscellaneous manufacturing and textiles, clothing and leather.

In 2023, the manufacturing sector increased by 3.2%, as compared to 2022 (measured using chained volumes at previous year prices), explained by an increase in Chemicals, petroleum, rubber and plastic products.

In 2024, the manufacturing sector increased by 2.9%, as compared to 2023 (measured using chained volumes at previous year prices), explained by an increase in paper and printing products, in chemicals, petroleum, rubber and plastic products and in wood products and furniture.

The manufacturing sector contributes to Chile’s exports of products such as fishmeal, wine, frozen fish (including processed salmon), juice and canned foods. In 2020, 2021, 2022, 2023 and 2024 exports of manufactured foodstuff products totaled US$9.6 billion, US$10.7 billion, US$12.8 billion, US$12.8 billion and US$12.8 billion, respectively.

The chemicals industry had exports of approximately US$4.7 billion in 2020, US$6.3 billion in 2021, US$9.2 billion in 2022, US$9.7 billion in 2023 and US$7.9 in 2024, which represented 18.7%, 21.1%, 25.6%, 28.0% and 23.3% of all manufactured product exports in those years, respectively.

Chile has become a significant wine exporter globally. Wine exports totaled US$1.8 billion, US$2.0 billion, US$2.0 billion, US$1.5 billion and US$1.6 billion in each of 2020, 2021, 2022, 2023 and 2024.

Services Sector

Construction

The construction sector is composed of an infrastructure and a non-infrastructure sub-sector. The infrastructure sub-sector includes projects such as the construction of large-scale mining facilities, energy and/or water plant projects. Growth in the infrastructure sector until 2009 was fueled by a public works concession program implemented by the Ministry of Public Works. See “The Economy—Privatization and Infrastructure—Public Works— Infrastructure Concessions.” The non-infrastructure sub-sector is comprised of private sector construction projects, such as hotels, apartments and office buildings, mall centers, commercial outlets, cinemas and single-family homes. In 2016, the construction sector grew by 2.8%, fueled by a VAT exemption that was extended to construction-related activities. In 2020, the construction sector contracted by 11.6% and in 2021, grew by 5.7%. In 2022, the construction sector grew by 2.4% and contracted by 0.4% in 2023. In 2024, the construction sector contracted by 0.3%.

Energy

General. Energy consumption in Chile consists mainly of oil, natural gas, wood and electricity. In 2020, 2021, 2022, 2023 and 2024 energy consumption represented 3.3%, 2.5%, 2.3%, 3.0% and 3.6% of GDP, respectively.

The government’s energy policy and initiatives are undertaken and coordinated by the Ministry of Energy (Ministerio de Energía), which is responsible for policy, laws and regulations, plans and programs and generally the stewardship of the energy sector in the country. The National Commission on Energy (Comisión Nacional de Energía, or “CNE”) is responsible for regulating the energy sector, including conducting tariff analysis, identifying technical and quality standards and coordinating competitive tender processes to supply energy to power distribution companies supplying power to residential and small industrial clients subject to regulated prices. And the Superintendency of Electricity and Fuels (Superintendencia de Electricidad y Combustibles) is responsible for the supervision and enforcement of applicable regulation and technical standards, as well as administrative interpretation of the sector’s regulations and laws.

In May 2014, the government announced its Energy Agenda (Agenda de Energía) establishing the energy policy goals for the next decade. The main aspects of the Energy Agenda are: (i) reducing by 30.0% the marginal costs of electricity; (ii) reducing by 25.0% the price of energy sold to distribution companies and passed on to residential and other regulated consumers; (iii) increasing the presence of non-conventional renewable energy (“NCRE”) sources, that is, the energy produced by geothermal, wind, solar, tidal, biomass and small hydroelectric power plants, to 20.0% of the Chilean matrix by 2025; (iv) promoting the efficient use of energy and achieving a 20.0% savings goal; (v) designing a fossil fuels price stabilization system; (vi) strengthening the role of ENAP in the energy market; and (vii) developing a long-term energy policy by 2015. In September 2015, the government announced the 2050 Energy Pipeline (Hoja de Ruta 2050), and deployed its long-term energy strategy. For the period from 2016 to 2025, the 2050 Energy Pipeline is expected to focus on removing barriers to competition in the field of energy generation. The implementation of certain aspects of the Energy Agenda will require legislative action based on bills to be submitted by the Ministry of Energy. Notwithstanding the foregoing, the Ministry of Energy has begun implementing certain aspects of the Energy Agenda that do not require legislative action.

In terms of compliance with the Energy Agenda, the following milestones have been achieved:

•	Regarding the increase of presence of non-conventional renewable energy (“NCRE”) sources to 20.0% of the Chilean matrix by 2015, the milestone was met even before the deadline.

•	In order to promote the efficient use of energy and achieving a 20.0% savings goal, on September 4, 2018, the government submitted an energy efficiency draft bill to Congress. The objective of such draft bill was to increase energy security and the productivity and competitiveness of the Chilean economy. On February 13, 2021, Law No. 21,305 was published in the Official Gazette. The next step will be to prepare the First National Energy Efficiency Plan, which will be renewed every five years and will be in charge of the Ministry of Energy, together with other ministries depending on the specific matter. The Energy Efficiency Plan seeks to encourage the rational and efficient use of energy resources by improving productivity and economic competitiveness. In addition, the plan seeks to improve the quality of life of Chileans by decreasing pollutants emissions and promoting efficient energy management by large consumers, such as mining, cement, forestry and real estate companies. The law contemplates a 5.5% reduction in energy consumption is expected by 2030 and a 7% reduction by 2035.

•	On August 7, 2017, Law No. 21,025 was published in the Official Gazette. The purpose of this law is to strengthen the role of ENAP in the energy market through its modernization. This includes adapting its operation to the new times and scenarios, establishing a series of measures, such as a new corporate governance and form of administration, which will allow better management and results for the benefit of Chile.

•	On July 6, 2021, the President of the Republic announced the voluntary anticipated closure by AES Andes, a subsidiary of the AES Group, of four coal-fired power plants by 2025. This measure is expected to reduce the emission of approximately 6 million tons of CO2. The decision is part of the government’s commitment to combat climate change and achieve carbon neutrality by 2050, which involves converting all national energy into renewable energy with environmentally friendly sources.

•	On August 23, 2021, the President of the Republic inaugurated the first green hydrogen plant in Latin America that produced green hydrogen molecule, a development that constitutes a milestone in the country’s progress for the development of clean energies related to the government’s commitment to combat climate change and achieve carbon neutrality by 2050.

•	On December 19, 2023, the Ministry of National Assets published a resolution approving a national plan to promote energy storage system projects on public land. This plan, along with a Power Payment Regulation and an Environmental Assessment Guide, is expected to promote the assignment of public lands to energy storage systems (stand-alone type). The goal is to boost Chile’s sustainable energy sources and increase investors’ certainty. Furthermore, the implementation of this type of technology is expected to help address the lack of energy transmission infrastructure in the short-term. This plan marks the beginning of a land concession program for private parties interested in developing this type of energy storage systems in selected public lands. The concessions are expected to begin in 2026.

On May 25, 2018, the government launched the Energy Route (Ruta Energética), which sets the basis for energy related policies during the 2018-2022 period, including: (i) energy modernization; (ii) increasing energy access for vulnerable communities; (iii) energy development; (iv) lowering greenhouse gas emissions; (v) energy efficiency standards in transportation; (vi) industrial and residential energy efficiency; and (vii) energy education.

The government has supported the development of NCRE sources particularly through an improvement in the electricity market’s regulatory framework and the implementation of direct support mechanisms for investment initiatives in NCRE. On April 1, 2008, Congress enacted Law No. 20,257 aimed at fostering the development and use of NCRE. Energy generation companies with a capacity of 200 MW or more became required to produce a certain percentage of their energy output from NCRE sources. This obligation was initially 5.0% of the total energy output and it was stipulated that starting in 2015, the portion of NCRE-sources related generation would increase 0.5% annually up to 10.0% in 2024. On October 22, 2013, however, Congress enacted Law No. 20,698, which increased the required percentages of NCRE-sourced energy. Under the 2013 legislation, the 5.0% quota will reach 20.0% in 2025 through progressive increases which started in 2015. Additionally, Law No. 20,698 set forth the obligation of the Ministry of Energy to call for bids to fulfill the corresponding NCRE quota to award contracts with price stabilization mechanisms.

Oil and Gas. Although there are no legal restrictions in Chile on the refining of crude oil by private sector companies, the only refiner in Chile is ENAP. National and international refiners sell their refined products in an open and competitive market to private distributors. Substantially all of Chile’s crude oil and natural gas consumption is imported. To overcome gas supply shortages from Argentina, ENAP, in association with private companies (Endesa, Metrogas and BG Group), developed and implemented the Quintero LNG Project, the first liquefied natural gas (LNG) import terminal in South America. Since September 2018, Chile resumed importing gas from Argentina, reversing the trend of the last 15 years.

Electricity. Since December 2008, 100.0% of the equity interests in the distribution and generation companies in Chile have been owned by the private sector. The electricity industry in Chile is divided into three sub-sectors: generation, transmission and distribution.

The generation sub-sector consists of companies that generate electricity from hydroelectric, gas-fired, solar, wind and thermal sources. In January 2018, the companies that form part of the Chilean electricity generation association entered into a voluntary agreement with the Ministry of Energy known as “Decarbonization Association” (Mesa de Descarbonización) targeting the analysis of the effects of the withdrawal and conversion of coal units, in particular its economic, environmental and social impact, with the ultimate goal of agreeing on a timetable for the withdrawal and conversion of coal-fired power plants.

During December 2024, the electricity generation in the SEA system totaled 85,518 GWh (gigawatt-hours). During 2024, Chile derived 31.7% of its total power from hydraulic generation, 21.8% from solar energy, 15.2% from coal, 14.4% from natural gas, 13.0% from wind, 2.1% from biomass and the rest from other sources.

The transmission sub-sector features companies that transport the electricity produced by generation companies at high voltage via high-tension power lines over long distances.

The distribution sub-sector consists of companies that purchase electricity from generation companies to sell to regulated and unregulated customers. Of the three sub-sectors, only distribution does not operate under a free market structure, but rather is a natural monopoly, in which companies require a public concession for a specific distribution zone.

On January 29, 2015, Congress enacted legislation to improve the competitive bidding process carried out to supply energy to regulated clients and ensure electricity supply under resulting contracts. Additional goals of this law include obtaining competitive prices and ensuring compliance with economic efficiency, competition, security and diversification objectives. This law also grants more authority to the CNE in connection with the competitive bidding process. In this regard, the CNE conducted tender processes in September 2015 and August 2016, for the supply of energy to regulated clients, resulting in the expansion of the energy offered.

In July 2016, Congress enacted legislation to amend the General Power Services Act, including the following changes:

•    the creation of a national independent system operator in charge of coordinating and operating the national energy grid following the interconnection of the northern and central energy systems;

•    the reclassification of transmission facilities into new categories: (i) national transmission, (ii) regional transmission, (iii) dedicated transmission, (iv) development poles and (v) international transmission facilities;

•    extending the open access principle to all transmission facilities in Chile, whereby all owners and operators of transmission facilities are required to provide access to any third party interested in connecting to such facilities, subject to certain terms and conditions;

•    the partial reformulation of the tariff setting scheme for transmission facilities, extending the return on investment guarantee (20 year period) from trunk transmission to all regulated transmission facilities;

•    amending the allocation of payment of transmission tolls to ensure that all tolling fees are paid by customers to the holders of the transmission systems; and

•    broadening the government’s powers in the strategic planning of the energy sector with the aim of developing all transmission facilities.

On November 2, 2019, in response to widespread protests, Congress enacted legislation eliminating a 9.2% electricity increase implemented in October 2019 and freezing electricity tariffs until 2021 to the levels existing prior to October 2019. The cost of this electricity tariff freeze is expected to be borne by power generators until 2023, who will recover these costs between 2023 and 2027, and will have a claim against power distribution companies, as the previously announced tariff decrease schedule will be stretched out.

In December 2019, partly to address civil unrest due to increasing electricity bills for regulated residential customers, Congress enacted legislation introducing amendments adjusting the method for calculating the tariffs that power distribution companies may charge to those customers, mainly by reducing the legally-guaranteed profit coefficient by means of lowering the discount rate used to estimate the new replacement cost of distribution facilities from 10% to a floating value determined by the National Energy Commission, with an 8% ceiling and 6% floor.

As of December 31, 2024, the total installed generation capacity system was 36,777 megawatts, comprised 30.4% of solar energy, 20.6% of hydraulic energy, 14.4% of wind energy, 14,4% of natural gas, 9.5% of coal, 8.2% of diesel and the rest of others.

Environmental Regulation.

Initiatives to increase power generation have encountered important hurdles primarily driven by environmental concerns. See “The Economy— Environment.”

The Alto Maipo Hydroelectric Project (the “Alto Maipo Project”) developed in Cajón del Maipo, 50 kilometers from Santiago, contemplated the construction of two run-of-the-river plants. The two plants, Alfalfal II and Las Lajas, utilize water from the Volcán, Yeso and Colorado rivers and have an installed capacity of 531 megawatts. The Alto Maipo Project encountered objections raised by certain NGOs and activists. The sponsors of the project obtained all necessary environmental approvals to begin construction, which began in the second half of 2014. On May 3, 2018, a complaint was filed by a representative of the communities with the Environmental Court against the SMA requesting the court to declare illegal the resolution that approved the Alto Maipo Project compliance program and to reject the project plan. On November 4, 2021, the Environmental Court confirmed the legality and the compliance program of the Alto Maipo Project, which was completed in December 2021.

In November 2016, the environmental court of Valdivia, revoked the environmental permit granted to the Mediterráneo 210 MW run-of-the-river project to be developed in Cochamó, Los Lagos Region. The court ruled that the environmental impact study contained methodological failures. In 2017, the Supreme Court confirmed the annulment.

On April 22, 2022, Law No. 21,443 was published in the Official Gazette, extending the coverage of the fuel price stabilization mechanism (Mecanismo de Estabilización de Precios de los Combustibles “MEPCO”) created by Law No. 20,765. Law No. 21,443 extends the coverage of the stabilization mechanism in place, by raising the threshold for the operation of the convergence mechanism defined therein from the current US$750 million to US$1.5 billion, so that fuel price volatility continues to be moderated. See “Public Sector Finances— Oil Prices Stabilization Funds.”

On June 13, 2022, Law No. 21, 455, the Framework Law on Climate Change, was published in the Official Gazette. Essentially, this law establishes the goal of carbon neutrality and resilience by 2050.

On May 31, 2022, Congress approved the draft bill President Gabriel Boric submitted on March 18, 2022, that sought to include Chile in the International Treaty called the “Escazú Agreement.” The Escazú Agreement was officially published in the Official Gazette on October 25, 2022. The objective of the Escazú Agreement is to guarantee the implementation in Latin America and the Caribbean of access rights to environmental information, public participation in environmental decision-making processes and justice in environmental matters, achieved through strengthening of regional cooperation.

Water

Private companies provide water and wastewater services in Chile since 2004. On June 15, 2011 and May 4, 2012, the government, through CORFO, sold a portion of its ownership interest in the Aguas Andinas, ESVAL/ESSBIO and ESSAL water companies, while maintaining veto rights over decisions that affect the water rights of these companies. See “The Economy—Privatization and Infrastructure.” As of 2013, approximately 99.9% of the Chilean population living in urban areas had access to drinkable water.

On April 6, 2022, Law No. 21,435 was published in the Official Gazette, amending the Water Code. The main aspects of the reform include:

•	Water Development Right (Derecho de Aprovechamiento de Aguas or “DAA”): Reaffirms the character of the DAA as a property right. However, the new DAAs that are created will have time limits, up to 30 years, automatically extendable, unless the General Water Directorate (“DGA”) proves its non-effective use or the affectation to the sustainability of the source.

•	The human right to water and sanitation: Establishes the human right to water and sanitation, stating that the President of the Republic may establish reserves of surface water or groundwater for subsistence purposes, the power of the DGA to establish DAA for such uses and the possibility of delivering the reserved water to sanitation companies to guarantee human consumption and sanitation.

New powers of the DGA in relation to declarations of water scarcity zones: The amendment strengthens the mechanism for declaring scarcity zones by granting the DGA special powers to intervene in water distribution and to suspend the distribution measures of user organizations in cases of extreme drought.

On May 30, 2024, Law No. 21,671 was published in the Official Gazette, amending the Chilean Water Code to expedite the enforcement of decrees relating to water scarcity zones.

On December 27, 2023, Law No. 21,639 was published in the Official Gazette, amending the legal framework for the development of hydric infrastructure and desalinization projects with the purpose of using desalinated water for irrigation and subsistence. Law No. 21,639 empowers the Ministry of Public Works to study and construct water infrastructure, and to place water obtained for human consumption as a priority. It also confers to the Ministry of Public Works the duty to ensure the proper compliance of water infrastructure functions.

Trade and Catering

The trade and catering sector is primarily composed of retail and wholesale local commerce. Additionally, it encompasses a portion of Chile’s gross tourism income and other related services such as restaurant dining, lodging and catering.

The growth and liberalization of Chile’s economy during the 1990s led to the rapid expansion of this sector. The commerce sub-sector has received significant investments in recent years, largely directed at the construction and refurbishment of shopping malls. The supermarket industry has also experienced rapid expansion, as well as consolidation in recent years.

The travel and leisure industry, particularly tourism, is an important contributor to the services sector. From 2020 to 2024, the average annual number of tourists visiting Chile totaled 2.4 million. In that period, Chile received tourists primarily from Argentina (35.6%), Brazil (13.1%), Bolivia (8.9%), Peru (5.8%) and the United States (5.7%).

Personal Services

Chile’s personal services sector is composed of public and private education and health services and other services (including media and other services that are not rendered by the government or any other public entity). The personal services sector accounted for 12.1% of GDP in 2020, 11.9% of GDP in 2021, 12.1% of GDP in 2022, 12.7% of GDP in 2023 and 12.5% of GDP in 2024.

In Chile, parents may choose between public and private schools for their children. All schools, however, must comply with certain educational and academic program standards and require governmental authorization. Public schools receive monthly fund transfers from the central government based on the number of students attending, and many privately managed schools also receive government funding on the same basis. Chile began implementing an education reform in 2014, which, among other things, aims to increase all students’ access to school.

Chile has a dual health insurance system comprising the public National Health Fund (Fondo Nacional de Salud, or “Fonasa”) and licensed private insurers (Instituciones de Salud Previsional, or “Isapres”), which provide health insurance plans. Since August 2011, all workers must set aside at least 7.0% of their monthly salary for the financing of a health insurance plan, up to a limit of the equivalent of UF 5.7 (approximately US$221 as of December 31, 2024). However, (i) lower-income retired workers (jubilados) are exempt from this contribution requirement and (ii) middle-income retired workers as defined by Social Protection Data (Ficha de Protección Social) pay reduced contributions.

Workers may opt between joining the Fonasa health service network (by contributing 7.0% of their salary, up to the abovementioned limit) or purchasing a health insurance policy offered by any Isapre (by paying 7.0% or more of their salary). As of December 31, 2024, approximately 2.6 million people were covered by private health insurance policies contracted with Isapres and as of December 31, 2024, 16.8 million people were covered by Fonasa. A portion of the remaining population receives health care from the armed forces and police health care systems, while the balance are not insured.

Fonasa is a universal healthcare system that provides medical and health care, surgical services, and public disease prevention programs through a regionally managed health service network. The Ministry of Health, through Fonasa, collects and distributes state and private funds for health services provided primarily in facilities managed by the state. The government also provides health care coverage for the uninsured and the indigent.

Within the Fonasa system, beneficiaries can choose to pay a modest co-payment and obtain care from any provider on a pre-approved list (Modalidad de Libre Elección, or MLE), or they may choose to obtain care at public facilities at almost no cost (Modalidad de Atención Institucional, or MAI). Within the private healthcare system, Isapres offer myriad and widely varying combinations of benefits, premiums and co-payments. While the law allows Isapres to offer different plans according to the age and sex of individuals, no further risk segmentation is permitted. A network of private health providers supplies most medical care under the Isapre system.

Plan GES (Garantías Explícitas en Salud), formerly Plan AUGE (Acceso Universal con Garantías Explícitas), a public health system reform, was put into place in 2005. This plan aims to provide full coverage over time at low or zero co-payments for a list of priority ailments. The program has continued to expand since 2005 to include different ailments and, as of the date of this Annual Report, Plan GES covered 85 ailments.

Financial Services

Banks, pension funds, life and general insurance companies, and other institutional investors comprise Chile’s financial services sector. The financial services sector accounted for 13.6%, 12.2%, 12.8%, 13.1% and 13.1% of total GDP in 2020, 2021, 2022, 2023, and 2024 respectively.

In September 2009, the stock exchanges of Lima (Peru), Colombia (operating in Bogota, Medellin and Cali) and Santiago (Chile) entered into a memorandum of understanding in order to create an integrated model for the market of variable rate instruments, to be managed by each participant, and compensated and liquidated by the participating entities. In November 2010, the stock exchanges entered into an agreement to implement the first phase of the stock integration, creating the so-called Latin American Integrated Market (Mercado Integrado Latinoamericana, or MILA). The MILA was approved by the then SVS and became operative in Chile in June 2011.

Further, Mexico became a member of MILA in December 2014. As of December 31, 2019, the consolidated market capitalization of the MILA amounted to US$855.4 billion, according to the Ibero-American Federation of Stock Exchange (Federación Iberoamericana de Bolsas, or FIAB).

As of December 31, 2024, Chile’s banking sector comprised 17 privately owned banks and one state-owned bank (Banco Estado), and total banking system assets, deposits and loans totaled US$407.2 billion, US$371,8 billion and US$211.2 billion, respectively.

Chile’s securities market is currently composed of two stock exchanges: the Santiago Stock Exchange (Bolsa de Comercio de Santiago) and the Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile). As of December 31, 2024, the Santiago Stock Exchange had 188 listed companies and total market capitalization of US$164.4 billion.

On October 5, 2018, the Valparaíso Brokers Exchange discontinued its operations.

The market is regulated and supervised by the CMF, and the Superintendency of AFP. Regulators are entitled to impose sanctions (including suspension of licenses and fines).

Transport and Communications

Transport. Chile’s transport sector accounted for 4.8% of GDP in 2020, 4.9% of GDP in 2021, 4.7% of GDP in 2022, 5.4% in 2023 and 5.6% in 2024.

In an effort to increase private sector participation in the transport sector, between 2010 and 2012, portions of the San Antonio, Talcahuano, Coquimbo and Valparaíso ports were opened to public bidding processes. As a result, port concessions relating to the San Antonio port were awarded for a twenty-year period as well as for the Talcahuano and Coquimbo ports, for thirty years and twenty years, respectively. In 2013, the bidding was completed for Terminal 2 in the Valparaíso Port, and concessions were awarded for a thirty year period.

In February 2007, the Ministries of Transportation and Public Works implemented a new public transport system for Santiago, known as the “Transantiago” system, by granting concessions to private bus operators. This system was designed to be funded by a combination of the resulting bus and subway tolls and public subsidies. The primary objectives of the Transantiago system were to improve the quality of public transportation and reduce Santiago’s high levels of atmospheric pollution and traffic congestion.

The Transantiago system has experienced various challenges, mainly due to design problems, which, combined with lower than projected demand and difficulties in fee collection, resulted in operational deficits of approximately US$764 million in 2020, US$816 million in 2021, US$876 million in 2022, US$1.2 billion in 2023 and US$1.1 billion in 2024.

In June 2018, the government announced its intention to replace the Plan Transantiago. In March 2019, the government announced the Metropolitan Mobility Network “RED”, a new public transport system for the Santiago metropolitan area, which is expected to gradually replace the public transport systems of other main cities of Chile. The modification promoted by the Ministry of Transport and Telecommunications includes the incorporation of 200 new electric buses and 490 ecological buses in Santiago, in addition to the inauguration of Metro Line 3. It is also related to the purchase of new trains in the Concepción Biotren and the renewal of buses, many of them electric, that will take place in the main cities of the country.

Communications. The government has recognized the importance of information and communication technologies for Chile’s development and has consequently implemented a number of policies in various areas and formed the Committee of Ministers for Digital Development in 2007. This committee is responsible for the design and implementation of public policies to promote a deeper and more intensive use of information and communication technologies for citizens, businesses and the state.

The information and communications sector represented 2.7% of GDP in 2020, 2.5% of GDP in 2021, 2.6% of GDP in 2022, 2.6% of GDP in 2023 and 2.5% in 2024. Annual foreign investment in the telecommunications sector was approximately US$(1,603) million in 2020, US$(368) million in 2021 and US$326 million in 2022 and US$771 million in 2023 the latest data available.

In line with the global trend, the number of mobile subscribers is currently in excess of seven times the number of installed fixed lines. As of December 31, 2024, the country had 130.2million mobile subscribers and 1.7 million fixed telephone lines, representing a penetration rate of 130.2% for mobile telephone services and 8.6% for fixed-line services (including pay phones).

In 2013, the government announced guidelines to encourage the digital and technological development in Chile through 2020 (the “Digital Agenda”). The Digital Agenda turns on five strategic pillars of activity: digital connectivity and inclusion; innovation and entrepreneurship; education and training; services; and environment for digital development. Throughout implementation, the Digital Agenda has expanded the coverage of networks and access to digital services, supported the development of a culture of entrepreneurship and innovation, made access to new media part of the educational agenda, facilitated payment systems throughout the country and placed the issues relating to freedom of access to content and applications without arbitrary discrimination and the principle of transparency in technical information in the Congressional agenda.

As of the date of this Annual Report, 100% of the Digital Agenda program has been implemented.

On September 14, 2009, Chile announced that it was adopting the ISDB-T International television broadcasting standard. On May 29, 2014, Law No. 20,750 regarding digital television was enacted. The law seeks to create an adequate framework for the proper functioning of the television industry, introduces the ideal of pluralism and modifies the functions of the National Commission of Television (Consejo Nacional de Televisión). Law No. 20,750 regulates the granting of concessions and limits to one the number of concessions for broadcast TV available to a single economic group within a location. Also, the regulation seeks to promote, finance and grant subsidies to the production costs of transmission and broadcasting of high cultural level contents, as well as national, regional or local interest content with educational information or through which the civil and democratic values are encouraged.

On August 9, 2014, the government implemented flat rates for local and national long-distance calls.

On July 3, 2024, Law No. 21,678 was published in the Official Gazette, establishing Internet access as a public telecommunications service. See “Recent Developments—Republic of Chile—The Chilean Government.”

The following table provides a summary of information relating to the telecommunications sector in Chile:

Summary Telecommunications Sector Information

	As of December 31,
	2020	2021	2022	2023	2024
Lines per 100 inhabitants	13.1	12.7	11.1	9.9	8.6
Cellular subscribers per 100 inhabitants	128.1	134.5	132.8	133.4	130.2
International long distance minutes (only outgoing, million)	12.9	n.a.	n.a.	n.a.	n.a.
Internet per 100 inhabitants(1)	19.4	21.7	22.4	22.6	23.3

(1) Refers to the number of fixed lines in service per Chilean resident, based on annual population estimates by the INE, multiplied by a factor of 100.

n.a.=Not available.

Source: Ministry of Transportation and Telecommunications, or SUBTEL.

Housing

The housing sector includes sales and rentals of houses and related services provided by realtors and residential real estate developers. The sector’s contribution to GDP has remained relatively stable in recent years, representing 8.0% in 2020, 7.6% in 2021, 7.9% in 2022, 7.9% in 2023 and 7.6% in 2024.

Public Administration

The public administration sector consists of government expenditures on public administrative services, principally personnel. This sector’s contribution to GDP was 5.0% in 2020, 4.5% in 2021, 4.4% in 2022, 4.6% in 2023 and 4.4% in 2024.

Employment and Labor

Employment

In 2020, 2021, 2022, 2023 and 2024, the unemployment rate stood at 10.3%, 7.2%, 7.9%, 8.5, and 8.1% respectively. The following table sets forth information on employment and the labor force in Chile:

Employment and Labor(1)

(in thousands of persons or percentages)

	2020	2021	2022	2023	2024
Nationwide:
Labor force	8,946	9,351	9,730	10,077	10,124
Employment	8,026	8,678	8,965	9,223	9,306
Participation rate (%)	56.6	58.5	60.3	61.8	61.6
Unemployment rate (%)	10.3	7.2	7.9	8.5	8.1
Santiago(2):
Labor force	3,394	3,501	3,651	n.a.	n.a.
Employment	3,004	3,211	3,382	n.a.	n.a.
Participation rate (%)	59.0	59.5	61.6	n.a.	n.a.
Unemployment rate (%)	11.5	8.3	7.4	n.a.	n.a.

(1)	Constitutes an average across each period indicated.
(2)	As of 2023, the Gran Santiago survey by the University of Chile is no longer being conducted.

Source: National Statistics Institute and University of Chile surveys. Since March 2010, the National Statistics Institute survey is based on new criteria for the collection of employment data, as discussed above.

The unemployment rate is subject to strong seasonal fluctuations, especially in the agricultural and commerce sectors, where the labor force increases during most of the spring and summer months.

The manufacturing sector employed 9.6% and 9.3% of Chile’s labor force in 2023 and 2024, respectively, and contributed 9.4% and 9.0% of GDP, respectively; the agriculture, livestock, forestry and fishing sectors contributed 3.0% and 3.4% of GDP in 2023 and 2024, respectively, but accounted for 6.7% and 6.5% of Chile’s labor force in 2023 and 2024, respectively, as a result of the labor-intensive nature of these sectors. The mining sector, which in 2023 and 2024 accounted for 10.5% and 11.7% of GDP, employed only about 3.0% and 3.1% of Chile's labor force in each of those years, due to the less labor-intensive nature of this sector.

The following table presents information regarding the average percentage of the labor force working in each sector of the economy for the periods indicated:

Employment(1)

(% by sector employed)

	2020	2021	2022	2023	2024
Primary sector	9.8	9.4	9.8	9.7	9.6
Agriculture, livestock and forestry and fishing	7.3	6.7	6.8	6.7	6.5
Mining	2.5	2.8	3.0	3.0	3.1
Manufacturing sector	9.5	9.8	9.5	9.6	9.3
Services sector	80.5	80.4	80.5	80.3	80.7
Electricity, gas and water	1.5	1.2	1.2	1.3	1.2
Construction	8.1	9.2	8.2	7.6	7.6
Trade and catering	23.2	23.2	23.4	24.2	23.6
Transport and communications	8.1	8.3	8.6	8.2	8.6
Financial services	2.2	2.0	2.1	2.0	2.2
Community and social services(2)	37.4	36.4	36.9	37.0	37.5
Total	100.0	100.0	100.0	100.0	100.0

(1)	Constitutes an average across each period indicated.
(2)	Includes services related to housing, professional, technical and administrative support activities, public administration and defense, education and health, among others.

Source: National Statistics Institute.

Women accounted for 43.3% of the labor force on average in 2024, compared to 43.2% in 2023. Collective bargaining agreements are negotiated directly between each union and individual employers rather than on an industry-wide basis. In accordance with labor laws, unions may go on strike during the collective bargaining negotiations.

In 2002, Chile implemented an unemployment insurance system based on individual accounts managed by a private fund manager, plus a state-financed solidarity fund. The system is essentially a mandatory saving scheme financed by a combination of contributions from workers (0.6% of total wages), employers (2.4% of total wages, 1.6% to each worker’s individual account and 0.8% to the solidarity fund) and the state (approximately US$15 million per year contributed to the solidarity fund). The unemployment insurance system seeks to guarantee the availability of emergency income for unemployed workers in search of new employment and thus reduces consumption volatility and improves labor market stability. The system is designed to incentivize recipients to seek new employment, by setting a maximum of five monthly withdrawals, which become progressively smaller. As of December 31, 2024, 11.8 million workers were enrolled in the unemployment insurance system, which manages total assets valued at US$13.1 billion.

In 2016, legislation was enacted to bring Chile’s labor regulations into compliance with international standards. Among other changes:

•	trainee and temporary workers were allowed to participate in collective bargaining negotiations;

•	the distribution of weekly workload over four days instead of five and the ability to work remotely by workers with family responsibilities may be the subject of collective negotiation;

•	companies cannot replace employees during a strike, while unions must provide the necessary personnel to deliver basic company services expressly regulated by law (“servicios mínimos”);

•	employers must report additional information, such as financial statements, non-confidential investment policies and anonymous salaries for certain positions;

•	collective bargaining agreements are only available to members of the labor union that participated in the collective bargaining, and employers are not permitted to extend the same benefits to non-unionized workers without prior approval by the applicable union;

•	unions must submit collective bargaining agreement proposals at least 45 days prior to the expiration of existing terms, and the employer has 10 days to respond; and

•	employers must negotiate with unions that affiliate employees from different companies (Sindicato Interempresa) if such union has certain representation in the company and the affiliated employees render services in the same area or economic activity.

In 2017, legislation was enacted to promote the inclusion of persons with disabilities in the workplace, establishing the obligation of the employers with more than 100 employees to have at least 1% of its employees comprised of persons with disabilities or entitled to a disability pension, and introducing mandatory medical leaves and compulsory medical insurance for parents of children under 18 years of age affected by a serious illness. On August 24, 2024, Law No. 21,690 was published in the Official Gazette, which increased the minimum percentage of workers with disabilities from 1% to 2% that companies with 100 or more employees must meet.

On June 28. 2025, Law No.21,751 was published in the Official Gazette, which increased the amount of the minimum monthly income that employers must pay to their workers to Ps. 529,000 for all workers between the ages of 18 and 65; while, as of January 1, 2026, the amount will rise to Ps.539,000. This statute also increased the amounts of the government benefits of family, maternity leave allowances and families’ subsidy.

Wages

Real wages grew at an average rate of 0.6% between 2020 and 2024. The average rate of real wages decrease by 1.0% in 2020, decreased by 0.3% in 2021, decreased by 1.7% in 2022, increased by 3.6% in 2023, and increase by 3.2 in 2024. Labor productivity, as derived from real GDP showed an increase of 0.2% in 2024 compared to 2023.

Real Wages

(% change on previous year)

	2020	2021	2022	2023	2024
Average real wages	1.0	(0.3)	(1.7)	3.6	3.2
Average change in productivity	7.0	5.5	(4.3)	(1.8)	0.2

Sources: Chilean Central Bank and National Statistics Institute.

Gender Promotion on Boards

On July 3, 2021, Law No. 21,356 was published in the Official Gazette, which establishes that people of the same gender may not exceed 60% of the total members of the boards of directors of (i) public companies created by law, whose directors are appointed by agreement of the Council of the CORFO (Corporación de Fomento de la Producción) or by any committee in which the referred Council delegates such designation; and (ii) enterprises in which the Republic of Chile has a participation of more than 50% of the capital through CORFO, and whose directors are appointed by CORFO through the Comité Sistema de Empresas Públicas, to which the Council of CORFO expressly delegates this function.

On August 19, 2024, Law No. 21,757 was published in the Official Gazette, establishing introducing progressive gender quotas to increase female representation on the boards of public stock corporations and special stock corporations under supervision of the CMF. See “Recent Developments—Republic of Chile—The Chilean Government.

Working week reduction

On April 26, 2023, Law No. 21,561 was published in the Official Gazette reducing the working weekly hours from 45 to 40 and allowing the working schedule to be distributed over a maximum of six days a week and a minimum of four days a week. Such law will be implemented progressively over a period of five years. The working hour limitation does not apply to managers, administrators, attorneys and anyone who provides services without immediate supervision due to the nature of the function.

Privatization and Infrastructure

Privatization Program

Chile initiated a large-scale privatization program in 1974. The Concertación coalition administrations introduced certain changes starting in 1989, including the public offering of interests in state-owned companies and the granting of concession rights.

The privatization program included three phases:

•	First, between 1974 and 1982, the government privatized most state-owned banks and manufacturing firms, which had been nationalized in the early 1970s. By 1980, the government had privatized approximately 90.0% of the more than 500 then state-owned companies. In addition, as describe above in “History and Background,” in 1981 the government began a comprehensive reform of the social security system. Under this reform, the government replaced the social security system with a privately run system of individual pension plans. This privatized pension system is based on individualized accounts with fully funded, vested and portable benefits that are entrusted to specialized fund management companies known as AFPs. See “Monetary and Financial System—Institutional Investors—Pension Funds and the Chilean Pension System.” During this first phase, 250 money-losing companies were privatized at no cost to selected purchasers through an agreement in which the purchasers waived their rights to initiate civil actions against the state, while an additional 232 companies were sold at specified prices.

•	Second, between 1984 and 1989, the privatization efforts of the government focused on traditional state-owned companies such as telecommunications, electricity and steel production enterprises. By the end of 1989, the government had also privatized most of the state-owned enterprises held by CORFO (33 companies).

•	Third, beginning in 1990, the government modified the policy toward privatizations, increasing transparency in the process. Since previous administrations had already undertaken a large-scale program of privatizations to reduce the overall size of the public sector, the Concertación governments decided to analyze future privatizations on a case-by-case basis, and in certain limited cases, to retain a non-controlling interest in the privatized companies. Between 1990 and 2008, there were 30 principal privatizations (of which 15 were accomplished through concessions) in different sectors, including water supply, sewage, power utilities and transportation.

The privatization phase initiated in 1990 resulted in several public companies being transferred to private administration, including ESSAN, ESSCO and EMSSAT. Further privatizations took place in 2011 and 2012, when CORFO completed a public sale of its equity shares in several water and sewage companies (Aguas Andinas, ESVAL, ESSBIO and ESSAL), which provided CORFO with approximately US$1.6 billion in proceeds. The main purpose of these sales was to fund CORFO programs to provide credit guarantees to small and medium-sized enterprises (PyMES), make capital contributions to state-owned companies and to strengthen CORFO’s capital basis and thus have capacity for financing initiatives which aim to encourage entrepreneurship and innovation in Chile. CORFO formerly held an ownership interest of approximately 35.0% in Aguas Andinas, 29.4% in ESVAL, 43.4% in ESSBIO and 45.5% in ESSAL. After the sale, CORFO maintained approximately 5.0% of its equity in each company as well as its absolute right to oppose (derecho de veto) transfers by such companies of water rights and sanitary concessions.

Public Works — Infrastructure Concessions

The Concessions Act and the Financing of Infrastructure Act, both adopted in 1991 and amended in 1996 and 2010, aim to increase private investment in the infrastructure sector. The main goal of the Concessions Act is to provide certain guarantees for, and flexibility in the form of concessions to, local and foreign investors. The objective of the Financing of Infrastructure Act is to provide alternatives for the financing of infrastructure projects using direct investment from institutional and other long-term investors.

The government grants infrastructure concessions through the Ministry of Public Works. The first concession was granted in 1993. A concession may relate to any public works project. Generally, a concessionaire undertakes to construct or improve a specific facility and then to operate, profit from via tolls, subsidies or a combination thereof, and maintain it for a specified term. The government provides the concessionaire with the design of the facility and monitors its construction and operation. Concessions typically last from 10 to 30 years, although the law allows for periods up to 50 years.

Concessionaires are allowed to charge fees for the use of the chartered public work within the limits imposed by law and the relevant concession agreement. The government may provide on a case-by-case basis a minimum revenue guarantee to a concessionaire. This guarantee is a percentage of the estimated revenues for a given period and helps to facilitate the financing of concession projects. The government assesses each project to determine how the concessionaire and the government should share risks associated with the project. A concessionaire may raise additional funds by issuing non-recourse bonds backed by revenues from the concession and the minimum revenue guarantee by the government. See “Public Sector Finances—Government Expenditures— Public Contingent Liabilities.”

In 2010, Congress enacted an amendment to the Concessions Act to improve the dispute settlement mechanism through the establishment of a Technical Panel and changes to the regulation of the Arbitral Commission to resolve conflicts arising out of the concession contracts. The amendment also created a Concession Council to advise the Minister of Public Works on policy deliberations arising from concessions. Under certain circumstances, concessionaires have the right to apply for financial compensation following an amendment to the work or service requested by a public authority. Additionally, the Ministry of Public Works and concessionaires can agree on changes to the work or service provided under the concession.

On December 13, 2013, the government announced an international bidding process to construct a bridge to connect Chiloé, Chile’s largest island, with the mainland. A bidder was selected on February 17, 2014 with an estimated cost of US$606 million. Construction commenced in 2016 and is expected to take approximately 81 months. In March 2014, the Ministry of Public Works awarded to a Spanish joint venture the concession for the construction and operation for a 45-year term of the Américo Vespucio I Highway located in Santiago, with an estimated cost of approximately US$1 billion. In April 2015, the Ministry of Public Works awarded to a French-Italian consortium the new concession for a 20-year term and the expansion of the Santiago International Airport, with an estimated cost of approximately US$700 million.

On November 25, 2017, the government created the Dirección General de Concesiones de Obras Públicas (General Directorate of Public Works Concessions) to strengthen the government’s capacity to meet current and future public infrastructure requirements. The General Directorate of Public Works Concessions is in charge of the formulation and supervision of a concessions plan and projects portfolio with a five years projection, which will be submitted for approval to a concessions committee and Congress.

As of December 31, 2022, 108 concession projects had been awarded by the Ministry of Public Works since 1993, 4 of which was awarded in 2022, 75 of such concessions are still ongoing, while 33 have been completed. As of December 31, 2022, an aggregate amount of approximately US$19.0 billion had been invested under such projects. As of June 31, 2025, there are 80 concession contracts in force at different stages: 18 in the construction stages, 47 in the operation phase and 15 in the operation and construction phase simultaneously.

Of the private investment projects presented for approval since the entry into force of the Environmental Impact Evaluation Regulation (Reglamento Del Sistema De Evaluación De Impacto Ambiental), promulgated on October 30, 2012, 33 projects, all relating to the infrastructure sector, have been approved for a total aggregate amount of US$8.4 million.

Public Investment in Infrastructure

On March 9, 2018, Congress enacted Law No. 21,082, creating the Fondo de Infraestructura S.A. (Infrastructure Fund Corporation), an investment fund 99% owned by the Chilean Treasury and 1% by CORFO (the state-owned holding company). The fund is empowered to award public infrastructure concession agreements through public bidding processes and invest in and channel public resources into infrastructure projects sponsored by non-related third-parties (i.e., private sector). Investment decisions are made by a board of directors composed of five presidential appointees, three of which are independent. A committee comprised of these three independent directors is required to approve investments in non-related third-party sponsored infrastructure projects.

Environment

The Constitution grants all citizens the right to live in a pollution-free environment and requires the government to assure that this right will not be impaired and to provide for the conservation of nature. It further provides that the law may specifically limit other legal rights in order to protect the environment. Thus, Chile has established a framework of laws, regulations, decrees and municipal ordinances that address the protection of the environment.

Chile’s principal environmental concerns include industrial and urban pollution, as well as air, water and soil pollution caused by past industrial and commercial development when environmental regulation was less strict.

The enforcement of environmental regulations has become a significant factor affecting major investment projects, including important energy generation projects, and leading to increased debate in Chilean society. See “The Economy—Principal Sectors of the Economy—Services Sector— Energy.”

On September 29, 2015, Chile submitted a new climate action plan to the United Nations Framework Convention on Climate Change including two types of commitments:

•	A carbon intensity target, expressed in greenhouse gas emissions per GDP unit, which includes all the sectors quantified in the National Greenhouse Gas Inventory (1990-2010), except for the land use, land-use change and forestry (LULUCF) sector. Chile is committed to reducing its CO2 emissions per GDP unit by 30% below their 2007 levels of emissions by 2030. Subject to obtaining international financing, Chile is committed to reducing its CO2 emissions per GDP unit by 2030 until it reaches a 35% to 45% reduction with respect to the 2007 levels of emissions.

•	A target expressed in CO2 equivalent tons from the LULUCF sector. Chile has committed to the sustainable development and recovery of 100,000 hectares of forest land (mainly native), which will account for greenhouse gas sequestrations and reductions of an annual equivalent of approximately 600,000 of CO2 as of 2030. Chile also has committed to reforest 100,000 hectares (mostly with native species), which will amount to sequestrations of about 900,000 and 1,200,000 annual equivalent tons of CO2 as of 2030.

Moreover, the Nationally Determined Contributions (NDC) for the period between 2025 to 2035 was approved by the Council of Ministers for Sustainability and Climate Change, signed by the President of the Republic, and is now undergoing the final domestic approval process before submission to the United Nations Framework Convention on Climate Change.

Waste Management

During 2016, the Ministry of the Environment issued a series of regulations aimed at reducing the amount of waste through a series of instruments for reuse, recycling and other types of recovery, in furtherance of the OECD recommendations on waste reduction and recycling. Such instruments include, among others, eco-design requirements applicable to the manufacturing of certain products, the creation of a fund to help municipalities fund their recycling activities, and the implementation of extended producer responsibility (“REP”, for its acronym in Spanish), which makes producers and importers of lubricant oils, electric and electronic devices, containers, packaging, batteries and tires responsible for collecting the waste created by such products in order to reuse or attend to their proper disposal.

On August 13, 2021, Law No. 21,368 was published in the Official Gazette, which regulates the delivery of single-use plastics and plastic bottles, and modifies several legal bodies. The law seeks to limit the use of single-use products in food establishments, to promote the reuse and certification of these products, and to regulate disposable plastic bottles.

Conservation

In 2016, a special regime for privately-owned land dedicated to conservation through the voluntary imposition of so called “Conservation Easements” was created (Derecho Real de Conservación, or DRC). These voluntary encumbrances provide for a self-imposed restriction on the ability of the owner or any third parties to use the land for commercial purposes or extractive activities, which may be revocable if provided for in the easement contract. In addition, two important tax benefits were approved in 2017 for private owners that donate land to the government, in particular to national parks for conservation purposes.

General Legal Framework

In 1994, Chile enacted the General Environmental Law (Law No. 19,300) and created the National Environmental Commission (Comisión Nacional del Medio Ambiente, or CONAMA). The General Environmental Law introduced the framework and principles for a more integrated approach towards environmental protection and management, and set out the Environmental Impact Assessment System (Sistema de Evaluación de Impacto Ambiental, or SEIA), as well as emission and quality standards and prevention and decontamination plans. This law also introduced a civil liability system for environmental damage, based on negligence or fault. Strict liability systems contained in specialized environmental laws remained in force.

To conform to OECD standards, Chile submitted to a series of evaluations, including with respect to environmental performance, carried out via peer review, which is a non-confrontational approach oriented towards both collective learning and the generation of public policy recommendations. In 2005, the OECD’s environmental evaluation of Chile highlighted significant progress in air, energy, water, biodiversity and habitat conservation, the integration of environmental considerations into the economic decision-making process, and international cooperation. It also set forth a series of policy recommendations designed to improve environmental management and attain sustainable development. In compliance with these recommendations, Chile implemented a new policy for chemical safety in 2008, and, in 2010, the new environmental institutional framework described below, entered into force. As part of its process of admission to the OECD, Chile signed the OECD’s Declaration on Green Growth.

The General Environmental Law was substantially amended in January 2010, by means of Law No. 20,417. The revisions provided for the establishment of a series of entities that replaced those created under the original General Environmental Law: (i) the Ministry of the Environment (Ministerio del Medio Ambiente), responsible for developing environmental policies and regulations; (ii) the Environmental Assessment Service (Servicio de Evaluación Ambiental, or SEA), which replaced CONAMA and manages the SEIA; and (iii) the Superintendence of Environment (Superintendencia del Medio Ambiente, or SMA), entrusted with conducting environmental compliance audits of projects approved under the SEIA and enforcing emission and quality standards, prevention and decontamination plans and any other environmental instruments established by law.

In 2012, Congress enacted legislation providing for the creation of three Environmental Courts, which are subject to the Supreme Court’s supervision and in charge of hearing and deciding on environmental disputes. The Environmental Courts comprise three-judge panels, including two lawyers and one science and environmental expert. The Environmental Courts have significant autonomy because their decisions are only subject to appeal in exceptional cases, and their final decision can only be overruled by the Supreme Court in limited cases. By 2017, the three Environmental Courts, located in Santiago, Antofagasta and Valdivia, had commenced their functions.

On September 6, 2023, Law No. 21,600 was published in the Official Gazette which created the Biodiversity and Protected Areas Service and the National System of Protected Areas (Crea el Servicio de Biodiversidad y Áreas Protegidas y el Sistema Nacional de Áreas Protegidas). Among other matters, the new public service will be in charge of the National System of Protected Areas, will manage a National Fund for Biodiversity, and have the power to apply sanctions in case of infringement of the new law. The initiative for this new legislation comes from the recommendations of the OECD (Organisation for Economic Co-operation and Development), and the Escazú Agreement, and also to complete the environmental institutional framework which currently includes the Environmental Superintendency (Superintendencia del Medio Ambiente) and the Environmental Assessment Service (Servicios de Evaluación Ambiental). Law No. 21,600 also mandates the development of a series of regulations concerning payment and retribution for ecosystem services, biodiversity compensations, and certifications of positive practices for biodiversity, which are currently under development as of the date of this Annual Report.

Environmental Impact Assessment System

The SEIA is aimed at ensuring the environmental sustainability of projects and activities performed by the public and private sectors. The SEA is responsible for managing the SEIA and coordinating the project’s assessment with the other Chilean public environmental institutions. Only listed investment projects or activities must submit an Environmental Impact Statement (Declaración de Impacto Ambiental, or DIA) for assessment. If the project’s impacts are significant, an Environmental Impact Study (Estudio de Impacto Ambiental, or EIA) is required.

The SEIA process begins with the submission of a DIA or EIA to the SEA in the Region where the project or activity will be located. The SEIA process involves consultation with various authorities as well as with the project holder and it may involve public consultation (Proceso de Participación Ciudadana, or PAC). The SEA is required to prepare a consolidated report (“ICE” for its acronym in Spanish) containing the project’s description and its expected impact, together with suggested measures that would mitigate or compensate for risks related to the project. Finally, the Regional Environmental Assessment Commission or the Executive Director of the SEA if the project affects more than one Region, must render a resolution approving or rejecting the project or activity (Resolución de Calificación Ambiental, or RCA).

The project’s owner is entitled to file a claim (Recurso de Reclamación) if the RCA rejects the DIA or EIA, or imposes conditions or additional requirements. In addition, individuals and legal entities that participated in the public consultation during the environmental assessment of the project and whose observations were not properly considered in the RCA may also challenge it before the Executive Director of the SEA, in the case of a DIA, or before a Committee of Ministers (Comité de Ministros), in the case of an EIA. The decision of the Executive Director or Committee of Ministers, as applicable, may be challenged before the relevant Environmental Courts. The ruling of the Environmental Court may also be challenged before the Supreme Court.

The Chilean legal system contemplates two additional legal grounds to challenge an RCA, albeit in exceptional circumstances. First, any interested party affected by illegal or arbitrary decisions that may affect constitutional rights (i.e., right to live in a pollution-free environment) may file a constitutional remedy (Recurso de Protección). In addition, each administrative agency, upon request by the interested party or by their own decision (motu proprio), may invalidate unlawful administrative acts (Recurso de Invalidación).

Activity-specific Environmental Regulations and Initiatives

The government has enacted specific regulations for the adequate management of hazardous wastes, the storage of hazardous substances, and the preservation, renovation and restoration of forestry resources. The government also provides subsidies to promote soil protection and forestation with special emphasis on the use of native species.

In June 2011, a regulation was enacted to control the emission of pollutants by thermoelectric generation power plants. In January 2012, an air quality standard for fine particulate matter (known as PM 2.5) was issued to monitor air quality and the emission of pollutants by industries. These regulations complemented existing quality and emission standards for air, water and noise pollution control.

Furthermore, the Ministry of Environment has the authority to declare areas as “latent zones” (zonas latentes) or “saturated zones” (zonas saturadas), if it considers these areas to be at risk of (in the case of latent zones), or in fact affected by (in the case of saturated zones), excessive air and water pollution, and to enact prevention and/or decontamination plans (“Planes de Prevención y/o Descontaminación Atmosférica”, or PPDA) to limit the air emissions by industries in such zones. Highly populated areas, such as the Santiago Metropolitan Region, the Central Valley in Del Libertador Bernardo O’Higgins Region, the Puchuncaví and Quintero Bay area in the Valparaiso Region, and the Temuco and Padre de las Casas areas in La Araucanía Region, among others, have PPDAs in force.

Green Bond Framework and Sustainable Bond Framework

In May 2019, Chile approved its green bond framework (the “Green Bond Framework”), which contemplated that amounts equal to the net proceeds of government bonds issued under the Green Bond Framework may be allocated to finance or refinance eligible green expenditures in one of the following sectors: (i) clean transportation, (ii) energy efficiency, (iii) renewable energy, (iv) living natural resources, land use and marine protected areas, (v) efficient and climate-resilient management of water resources and (vi) green buildings. The Green Bond Framework has been developed to be aligned with best practices for green expenditures and has been favorably evaluated by Vigeo Eiris, an independent rating and research agency based in France, which has so indicated in a report delivered to the government stating that the Green Bond Framework is aligned with the International Capital Market Association’s Green Bond Principles (as adopted in June 2018). The Green Bond Principles have four core components regarding use of proceeds, project evaluation and selection process, management of proceeds, and reporting. Chile’s Green Bond Framework sets out how projects are evaluated and selected and how Chile will manage and periodically report on those projects. The Ministry of Finance expects to publish an allocation report and an impact report on an annual basis on its publicly available website.

In addition, the portfolio of projects associated with bond issuances for 2019 obtained the certification from the Climate Bond Initiative, a UK-based international non-profit organization with a mission to organize capital markets activity towards climate change solutions.

In October 2020, Chile updated its Green Bond Framework to include the issuance of social bonds (as updated, the “Sustainable Bond Framework”) as part of its commitment to implement the United Nations Sustainable Development Goals set by the United Nations General Assembly in 2015 for the year 2030 (the “SDGs”), as well as its National Determined Contributions within the framework of the Paris Agreement on climate change, which were updated in 2020. The Sustainable Bond Framework is aligned with ICMA’s Green Bond Principles (2018), Social Bond Principles (2020) and Sustainability Bond Guidelines (2018).

The Sustainable Bond Framework contemplates that amounts equal to the proceeds of government bonds issued under such framework (the “Sustainable, Green and Social Bonds”) may be allocated to finance or refinance eligible sustainable expenditures, which may include tax expenditures (subsidies and tax exemptions), operational expenditures, investments in real assets, maintenance costs for public infrastructure, intangible assets and capital transfers to public or private entities, in one or more of the following categories: health care, employment, education, sustainable infrastructure, rural development, public transport, renewable energy, water management and agriculture. Under the Sustainable Bond Framework, social budgetary programs that qualify as eligible social expenditures target end-beneficiaries in vulnerable segments of the population, including those in poverty, people with special needs, the vulnerable elderly population and victims of human rights abuses.

Pursuant to the Sustainable Bond Framework, the Republic has established a policy to publish: (i) annual allocation reports providing a description of the eligible sustainable expenditures undertaken and the amount of budgetary resources allocated to each eligible SDG expenditure until the amount of budgetary resources expended on eligible expenditures equals the total amount of proceeds from Sustainable, Green and Social Bonds; (ii) an annual impact report on the expected social and environmental benefits, as applicable, of the selected eligible sustainable expenditures for as long as any Sustainable, Green or Social Bonds are outstanding; and (iii) an annual eligibility report on the alignment of the selected projects with the eligibility criteria established in the Sustainable Bond Framework. This reporting policy is not a contractual obligation of Chile, and Chile may decide to change its reporting policy or not comply with the policy at any time. If Chile does provide such reports, they will be published on a designated page of the Ministry of Finance’s website.

Chile issued several series of Sustainable, Green and Social Bonds during 2024 for an aggregate principal amount equivalent to US$39.8 billion.

Sustainability-Linked Bond Framework

In 2022, Chile adopted its first sustainability-linked bond framework and issued US$2.0 billion principal amount of bonds thereunder. In June 2023, Chile adopted an updated sustainability-linked bond framework to incorporate a gender equality key performance indicator (such updated framework, the “SLB Framework”). The SLB Framework has been developed to be aligned with best market practices and such alignment with best market practices has been evaluated by an independent corporate governance research, ratings and analytics firm. Such firm has indicated in a second party opinion delivered to the government that the SLB Framework is aligned with the International Capital Market Association’s Sustainability-Linked Bond Principles published in June 2020, which is comprised of five core components: (i) selection of key performance indicators, (ii) calibration of sustainability performance targets, (iii) bond characteristics, (iv) reporting, and (v) verification. Additionally, such firm has indicated that it believes that the SLB Framework is aligned with Chile’s climate change, renewable energy and gender equality policies, commitments and laws. Any second party opinion is not, nor should be deemed to be, a recommendation to buy, sell or hold any securities.

Chile’s SLB Framework describes Chile’s sustainability strategy priorities and sets out goals with respect to three key performance indicators, or KPIs. The first key performance indicator relates to greenhouse gas emissions, the second to the share of non-conventional renewable energy generation in Chile’s National Electric System, and the third to the percentage of women on the board of directors at companies that are subject to the oversight of the CMF. Each KPI has a related sustainability performance target, or SPT, which includes events that must be achieved within a predefined timeframe. The SPT for the first KPI comprises two events to be met by the same observation date: achieving certain absolute annual greenhouse gas emissions of carbon dioxide equivalent by December 31, 2030 and achieving a certain maximum greenhouse gas emissions budget between January 1, 2020 and December 31, 2030. The SPT for the second KPI comprises two events to be met on different observation dates: generating from non-conventional renewable sources a certain percentage of the total electricity generated in Chile in the year ended December 31, 2028 and a higher percentage thereof in the year ended December 31, 2032. The SPT for the third KPI comprises one event to be met on one observation date: achieving a certain percentage of women on the board of directors at companies that are subject to the oversight of the CMF by December 30, 2031.

In the legal documentation of any bond issued pursuant to the SLB Framework, Chile will provide for financial implications, such as changes in the interest rates or premium payments, depending on whether Chile meets or fails to meet the applicable event or events included in the sustainability performance targets or if it fails to comply with certain reporting and verification obligations. Additionally, pursuant to the SLB Framework, Chile has committed to report its performance on the key performance indicators annually, which is expected to be independently sourced or reviewed and verified. Chile expects to publish the information about its performance on the key performance indicators and related verification on its website. Except as expressly set forth herein, the contents of any website and second party opinion referred to herein are not incorporated herein and do not form part hereof.

On July 28, 2025, Chile updated its Sustainability-Linked Bond (SLB) Framework to include a new biodiversity-related KPI with two targets aligned with the Global Biodiversity Framework adopted at COP15 in 2023: (i) KPI 4a, to increase terrestrial coverage of protected areas and other effective area-based conservation measures (OECMs) to at least 30% of national territory by 2030 (from the current 21.6%); and (ii) KPI 4b, to ensure effective management of protected areas, including governance, planning, staffing, and monitoring systems, with a target of 10% of national territory under effective management by 2030. Implementation of these KPIs is supported by the recent creation of the Biodiversity and Protected Areas Service (Servicio de Biodiversidad y Áreas Protegidas), which consolidates responsibility for the conservation and management of protected areas under a single entity. The updated Sustainability-Linked Bond (SLB) Framework contemplates a potential coupon step-down if both targets are achieved.

Hydrological Resources Adjustment Plan

In response to the severe and confirmed drought affecting Chile’s territory, in December 2019, the Environment Ministry announced its plans to develop a “Plan de Adaptación al Cambio Climático para los Recursos” (Hydrological Resources Adjustment Plan) aimed at creating a framework for the sustainable management of water resources, preventing water scarcity by utilizing new water sources, such as desalination plants, supporting the construction of hydrological infrastructure, enhancing monitoring systems for water usage and Chile’s glaciers and fostering education regarding the use of water. See “Principal Sectors of The Economy—Primary Sector.”

International Cooperation

On an international level, Chile actively participates in the global agenda for sustainable development. Accordingly, the country has signed, among other accords, the following agreements:

•	Convention for the Protection of Flora, Fauna, and Natural Scenic Beauty of the Americas;

•	Convention on the Conservation of Antarctic Marine Living Resources;

•	Stockholm Convention on Persistent Organic Pollution;

•	The Vienna Convention for the Protection of the Ozone Layer;

•	Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and their Disposal;

•	Rotterdam Convention on the Prior Informed Consent Procedure for Certain Hazardous Chemicals and Pesticides in International Trade;

•	Convention on International Trade in Endangered Species of Wild Fauna and Flora (CITES);

•	UN Framework Convention on Climate Change, the Kyoto Protocol and the Paris Agreement;

•	Montreal Protocol on Substances that Deplete the Ozone Layer (the “Montreal Protocol”) and Kigali Amendment to the Montreal Protocol;

•	Convention on Wetlands of International Importance, especially as Waterfowl Habitat (RAMSAR);

•	Minamata Convention on Mercury;

•	The Regional Agreement on Access to Information, Public Participation and Justice in Environmental Matters in Latin America and the Caribbean;

•	Convention on Biological Diversity;

•	International Convention for the Prevention of Pollution from Ships;

•	Kunming-Montreal Global Biodiversity Framework (GBF); and

•	Agreement under the United Nations Convention on the Law of the Sea on the Conservation and Sustainable Use of Marine Biological Diversity of Areas beyond National Jurisdiction (BBNJ Agreement).

Poverty, Income Distribution and Social Reforms

The government has a special commitment to protect and improve disadvantaged social sectors such as the country’s poor and indigenous populations. Responsibility for these initiatives currently lies with the Ministry of Social Development (Ministerio de Desarrollo Social). Since 2009, the ministry has prepared a bi-annual national survey (the “Social and Economic Survey”), which is a comprehensive report on changes in poverty, income distribution and the implementation of the government’s social development plans.

The Social and Economic Survey conducted in 2011 showed that the percentage of the population living on an income below the poverty line fell from 38.6% in 1990 to 10.9% in 2011. This reduction can be attributed to strong GDP growth, rising wages, a rapidly increasing employment rate and a significant increase in government transfers and expenditures focused on low-income groups. The reduction in extreme poverty can be attributed to the government’s emphasis on social assistance programs, which allocate funds to poor communities based on their needs and contributed to a decrease in extreme poverty from 13.0% in 1990 to 2.8% in 2011.

Measures implemented by the government to decrease poverty include encouraging education, improving social spending efficiency and other financial support mechanisms intended to augment the monthly incomes of families. See “The Economy—Employment and Labor—Employment.”

In the 2013 Social and Economic Survey, the Ministry of Social Development modified its methodology to provide for a higher quality of life as the baseline for measurements. The revised methodology also considers multidimensional factors, such as access to education, healthcare, labor, social security and housing. Based on this revised methodology, the percentage of the population living on an income below the poverty line stood at 14.4% in 2013 without regard to the new multidimensional factors, and 20.4% when taking those factors into account.

Using the revised methodology and according to the latest information published by the Social and Economic Survey, extreme poverty decreased to 2.0% in 2022 from 4.3% in 2020 and total poverty decreased to 6.5% in 2022 from 10.7% in 2020.

The following table presents information regarding the evolution of poverty for the periods indicated:

Poverty 1990-2020
(% of Population)

	Previous Methodology		Revised Methodology
Year	Extreme Poverty	Total Poverty(1)	Extreme Poverty	Total Poverty(1)
1990	13.0	38.6	—	—
1992	9.0	32.9	—	—
1994	7.6	27.6	—	—
1996	5.7	23.2	—	—
1998	5.6	21.7	—	—
2000	5.6	20.2	—	—
2003	4.7	18.7	—	—
2006	3.2	13.7	12.4	28.7
2009	3.6	11.4	9.7	24.8
2011	3.1	10.9	7.9	21.7
2013	2.5	7.8	4.3	13.9
2015	n.a.	n.a.	3.4	11.2
2017	n.a.	n.a.	2.3	8.5
2020	n.a.	n.a.	4.3	10.7
2022	n.a.	n.a.	2.0	6.5

(1) Total poverty includes extreme poverty.

n.a.= Not available

Source: Ministry of Social Development—Social and Economic Survey.

The following table presents information regarding social public spending by the government from 2020 to 2024:

Social Public Spending
(in billions of constant Pesos)

	2020	2021	2022	2023	2024
Health	15,180	16,598	15,035	14,927	16,529
Housing	887	930	969	954	896
Social security	20,316	39,603	20,560	20,749	21,805
Education	13,634	13,826	13,273	13,918	15,217
Other social programs	704	750	812	1,123	854
Total	50,720	71,708	50,649	51,670	55,301

Source: Chilean Budget Office.

Chile is highly concentrated in terms of income distribution and geographical location of wealth. The poorest 20.0% of the population increased its share of national income from 5.1% in 2006 to 5.8% in 2022. The share of national income of the wealthiest 20.0% of the population decreased from 50.9% in 2017 to 47.4% in 2022. The following table presents information on income distribution in 2020 by population decile in Chile, which is the latest available official data:

Income Distribution in 2022
(% of total income)

	Population Decile
	I	II	III	IV	V	VI	VII	VIII	IX	X
Individual Income	2.0	3.8	5.0	5.8	7.0	8.3	9.9	10.8	15.5	31.9

Source: Ministry of Social Development. Social and Economic Survey 2020. The table does not include education and health subsidies.

In 2022, the wealthiest 10.0% of municipalities collected 61.0% of all municipal income (mainly through real estate taxes), while the poorest 10.0% collected only 0.4%. The government created the Municipal Fund in 1979 as part of its efforts to redistribute resources across municipalities. This fund pools a percentage of revenues from fees collected by Chile’s 346 municipal governments on annual vehicle taxes and commercial licenses, as well as a portion of the amounts allocated to municipal governments by the central government from the collection of real estate taxes. The Municipal Fund then distributes these revenues to lower income municipalities. The Undersecretary of Regional Development (Subsecretaría de Desarrollo Regional) is required to publish on the Internet information about collections and the use of funds, outstanding debts and renegotiations. See “Public Sector Finances—General—Public Sector Accounts and Fiscal Statistics.”

Health Care System Reform

The Chilean health care system is comprised of a public sector administered by the government and a private sector, administered by licensed private insurers (Instituciones de Salud Previsional, or “Isapres”). The health system confronts important challenges, of which some are general and others are specific to each subsystem (i.e., public and private sectors). The overarching challenge is to restructure the health system to enable it to face the changing epidemiological and demographic reality of Chile’s population, which includes such factors as aging, urbanization, new lifestyles and worsening environmental conditions. Additional difficulties result from the fact that health indicators vary significantly among the country’s different socioeconomic groups. Specific problems of the public subsystem include dissatisfaction resulting from delays, lack of service quality, reduced or non-existent access to expensive modern therapies and inefficiency. In the private subsystem, concerns center on price discrimination based on income, age, gender and preexisting diseases, the low levels of coverage for chronic and serious diseases and the difficulty inherent in comparing complex health plans.

Currently, Chile has a comprehensive rights-based health care system, known as Plan GES, which aims to provide full coverage over time at low or zero co-payments for a list of priority ailments. The system was introduced in 2002, through the implementation of a pilot plan that included three ailments. During the two subsequent years, the system incorporated 14 new pathologies. This pilot plan covered 25.0% of the most burdensome diseases detected in Chile’s population. In September 2004, a law was passed officially establishing Plan AUGE, guided by the principles of access, quality, financial protection and opportunity. The full plan commenced on July 1, 2005 and covered 56 ailments by 2007. As of December 31, 2024, Plan GES covered 87 ailments. The increase in the average cost per beneficiary for the standardized benefit package defined by the reform is now capped at the rate of growth of real wages in Chile.

The government health care reform also included the Health Authority and Management Act in 2004, which created a health authority with greater responsibilities and two new undersecretaries in the Ministry of Health: the Undersecretary of Health Care Networks and the Undersecretary of Public Health. In August 2011, Congress approved a bill that reduced or eliminated contributions by retirees to the public system. This measure became effective in November 2011.

Since 2007, the expansion of Plan GES coverage and improvements in health infrastructure have implied an increase in health expenditure. The 2025 annual public budget law allocates Ps.16,035,6315 million to health expenditures (excluding infrastructure investments), compared to Ps.14,680,725 million for 2024, which represents an increase in real terms of 4.5%.

Educational Reforms

In recent decades, multiple educational reforms were enacted to create the infrastructure and organizational conditions necessary to lengthen the school day at all subsidized educational establishments, to improve teacher training at university and secondary levels and to establish a new curriculum framework for basic education and secondary education.

Under the current program, primary school students (from age 6 through age 13) attend 1,520 hours per year and secondary school students (from age 14 through age 18) attend 1,620 hours per year. Children must attend school for thirteen years.

As a result of student demonstrations in 2006, a presidential advisory committee on educational matters was formed, which in 2007 drafted a bill reforming the education system. The work of this advisory committee resulted in an agreement between the government and all political parties to reform the Constitutional Law of Education and to improve the quality of education. In 2009, Law No. 20,370, the General Law on Education (Ley General de Educación, or LGE) was enacted to regulate primary and secondary education. Under the LGE, the state guarantees access and financing for preschool education. Additionally, in 2008, the government created the Bicentennial System, a program aimed at financing education of Chilean students at the world’s most prestigious universities and institutions.

In 2008, Law No. 20,248, established the Preferential School Subsidy (Subvención Escolar Preferencial, or SEP), a monthly financial subsidy introduced to aid elementary schools that enroll students with limited capabilities. During 2010 the subsidy program was expanded to include high school education, and new funds were channeled through the Educational Institutions State Subsidy (Subvención Estatal a Establecimientos Educacionales) (approved by Law No. 20,637), a subsidy which funds education for children whose parents cannot afford to send them to school.

During the years 2011 through 2013, sparked by protests by students and certain unionized teachers, the government passed additional legislation to further educational reform, including:

•	Law No. 20,501 on Quality and Equity of Education, which provided for the selection of school directors through the High Public Sector Managers selection process (Alta Dirección Pública, or ADP) and ending the employment stability afforded to underperforming teachers, among other initiatives; and

•	Law No. 20,529 on the Assurance of Quality in Education, which created the Superintendency of Education (Superintendencia de Educación Escolar) and the Agency for the Quality of Education (Agencia de la Calidad de la Educación), aimed at strengthening oversight education quality in Chile. The Agency is charged with setting forth new standards of quality and allowing the Superintendency to close underperforming educational institutions. The Superintendency is vested with the power to examine the accounts of institutions receiving public funding and their expenses.

In addition, in September 2012 the government established an Education Fund. The purpose of the Education Fund is to provide further funds to advance the goals listed in Chile’s annual budget law regarding education and, especially to finance preschool education, the Preferential School Subsidy, and the creation of grants for higher education. The government made an initial contribution to the Education Fund of US$4.0 billion. As of the date of this Annual Report, all funds in the Education Fund were transferred to the Public Treasury’s Other Assets account (Otros Activos del Tesoro Público, OATP for its acronym in Spanish).

Since 2014, Congress has passed several education reforms, which include the following measures:

•	Discontinuing of Public Funding of For-Profit Schools: Law No. 20,845 established a ban on profits by schools receiving public money, aiming to guarantee that resources are exclusively used for education. The law also contemplates a stronger regulatory role for the government.

•	Discontinuation of Co-Payments For Private Subsidized Schools: In Chile, parents have three main options in terms of financing when deciding schools for their children: public free schools, private paid schools, or private subsidized schools, for which parents have to co-pay some level of tuition fees. Law No. 20,845 seeks to discontinue the co-payment system and thereby eliminate selection based on the financing capacity of families where public funding is involved.

•	Discontinuation of Discriminatory Admissions Process in Public and Semi-Public Schools: This measure forbids any kind of arbitrary selection process that discriminates against students on socioeconomic, academic or cultural basis. Law No. 20,845 aims to reduce segregation and to guarantee the right of parents to choose any school for their children.

•	Regulation of Preschool Education: Law No. 20,835 created the Undersecretary of Preschool Education, who is tasked with defining educational policies, as well as the Superintendency of Preschool Education to regulate and oversee the attainment of the policy objectives at the preschool level.

•	Provisional Administration of At-Risk Schools: Offices of provisional administrator and closure administrator for higher education where established. These government officials are charged with taking over higher education institutions that face challenges to their sustainability, to ensure the continuity of studies by its students. The law containing this measure entered into force in December 2014.

•	Teacher’s Professional Development: Law No. 20,903 created the Teachers Professional Development System (Sistema de Desarrollo Profesional Docente), establishing a remuneration scale for teachers that takes into consideration their professional development and introducing certain qualification requirements and a student evaluation system.

•	Improvement of education quality: A new National Public Education System (Sistema Nacional de Educación Pública) became effective in 2018, aimed at strengthening the quality of education imparted to children, adolescents and adults that attend public educational institutions.

•	Higher Education Financing: Law No. 21,091 established a system to finance qualified universities providing higher education free of charge to the students that meet certain criteria.

•	Strengthening of public universities: Law No. 21,094 strengthened public universities with the creation of a Superior Council (Consejo Superior), a University Council (Consejo Universitario) and a regulatory body (Contraloría Universitaria).

•	Sign Language Education: Law No. 21,303 which requires the teaching of sign language in public educational establishments, as well as private educational establishments that receive government subsidies.

•	Modernization of Preschool Education: Law No. 21,753 was enacted in 2025, which modernized preschool education by prohibiting dual enrollment, creating a national registry of providers and their operators, granting legal recognition and standards to alternatives to the National Board of Preschools (Junta Nacional de Jardines Infantiles or JUNJI, the main public preschool institution in Chile), extending the deadline for official recognition of public institutions to 2034, strengthening the supervisory powers of the Superintendence of Education, and regulating preschool academic calendars.

Modernization of the State

Overview

Public sector modernization is one of Chile’s top policy priorities. Recent governments have undertaken to modernize the state by building a more efficient and transparent public administration, and by improving coordination between public institutions at different levels of government. This program involved multiple reforms, such as:

•	the creation of new public institutions in the areas of culture, infrastructure, social development, economic development, anti-trust regulation, environmental protection and public enterprise administration;

•	the decentralization of public sector institutions;

•	promoting competition among public institutions and improved performance in part through greater flexibility in budget allocations to those institutions;

•	the increased use of information technology;

•	increased citizen participation and broad protection of citizens’ rights; and

•	the establishment of simpler mechanisms for disseminating information, greater accountability of public authorities and internal auditing.

Innovation Fund for Competitiveness

In 2006, the government established the Innovation Fund for Competitiveness (Fondo de Innovación para la Competitividad). The fund’s endowment must be invested in sciences, applied technology and education. Beginning in 2008, 25% of the annual resources provided to the Innovation Fund for Competitiveness were distributed to Regions to support local initiatives. The government applied US$227 million to the Innovation Fund for Competitiveness (Fondo de Innovación para la Competitividad) in 2017, US$236.6 million in 2018, US$203 million in 2019, US$53 million for 2020, US$47 million for 2021, US$49 million in 2022, US$50.4 million in 2023, and US$42.4 million in 2024.

Transparency

To control the selection process of senior public servants, a new specialized entity was created, the National Civil Service Authority (Dirección Nacional del Servicio Civil), which became fully operational in 2004. As of December 31, 2021, the latest available information, 5,110 Senior Public Management competitions had been held, reaching almost 5 thousand job positions that use this mechanism for their selection. In addition, the role of performance-related compensation in the public sector was increased to improve productivity.

Chile has regulations relating to the financing of political campaigns for public office that are designed to limit the risk of improper financial influence in the conduct of voting campaigns. Regulations have also been adopted to ensure a competitive, standardized and transparent government procurement process that operates electronically.

In 2005, the principles of probity and transparency of acts of the government were formally incorporated into the Constitution. These changes were intended to guarantee that public officials’ decisions are taken free from corruption or undue influence and that actions and decisions taken by public officials are generally open to public scrutiny.

Commencing in 2006, the government focused on enhancing access to public information. In August 2008, an Access to Public Information Law was introduced, establishing a new legal framework that obliges all state administrative agencies to provide citizens with the information they request and to generally make information more available. A four-member Transparency Council (Consejo para la Transparencia) was created to oversee the enforcement of the law, which has resulted in government agencies making public previously privileged information.

In January 2007, Chile acceded to the United Nations Convention against Corruption, with the purpose of participating in the first global legislative instrument against corruption.

During the OECD admission process in 2009, Congress passed legislation reforming the corporate governance rules applicable to Codelco and private enterprises. In addition, the government introduced legislation to impose criminal liability on legal persons for money laundering, the financing of terrorism and bribery (Law No. 20,393 on Criminal Responsibility of Legal Entities for the Crimes of Money Laundering, Financing of Terrorism and Offenses of Bribery, passed on December 2009 and amended by Law No. 21,595 on Economic Crimes) and to enhance access to banking information.

On August 21, 2023, Law No. 21,592 was published in the Official Gazette, which created a whistleblower protection statute and whistleblower channel managed by the Office of the Comptroller General of Chile. Under this law, any person may report acts constituting disciplinary infractions or administrative misconducts committed by Government employees, including, among others, acts constituting corruption, or that may affect public property. The provisions of this law apply to the following entities: (i) government agencies (regional and provincial delegations, regional governments, the Office of the Comptroller General of Chile, the Chilean Central Bank, armed forces and police, municipalities, state-owned enterprises created by law, and public bodies and services created for administrative functions); (ii) not-for-profit entities established or owned by regional governments or municipalities; (iii) public or private companies in which the government, directly or indirectly, has a majority or equal share in the capital, a representation or a participation; and (iv) private companies or persons who receive public funds pursuant to applicable laws, by way of subsidy or contribution from the Government.

Antitrust Legislation

Under Chile’s Competition Law, fines may be imposed for anti-competitive conducts, criminal sanctions may be applied to cartel conduct or abuse of dominant position and the ability of directors and relevant executives to hold positions at competing firms is subject to limitations. Furthermore, concentrations whether by virtue of a merger, acquisitions of rights or assets, joint venture, association or otherwise that meet certain thresholds (in terms of annual sales) are subject to prior notification to, and approval by, the National Prosecutor Office for Economic Crimes (“Fiscalía Nacional Económica” or “FNE”). The FNE is the agency in charge of investigations and bringing action for antirust infringements as well as reviewing concentration transactions, such as mergers, acquisitions of rights or assets, joint ventures, associations or otherwise that meet certain thresholds (in terms of annual sales).

30-day Payment Law

In January 2019, Congress enacted Law No. 21,131 (the “30-day Payment Law”), which establishes the obligation to pay invoices within a maximum term of 30 days from the date the invoice is received. Further, it authorizes the accrual of interest for every day in which payment is delayed and the payment of a commission on overdue invoices. The 30-day Payment Law sets the same payment terms for the public and private sectors. It also requires electronic dispatch notes to establish when the merchandise was delivered, which is used for purposes of calculating the 30-day term.

Public Procurement Law

On December 11, 2023, Law No. 21,634 was published in the Official Gazette, modernizing Law No. 19,886, known as the “Public Procurement Law”, among other laws. Law No. 21,634 aims to enhance the quality of public spending and raise standards of probity and transparency in the public procurement process, and introduces principles of circular economy in government purchases. The main amendments include: (i) a new chapter on probity and transparency, which regulates conflicts of interest and the duty of abstention of public officials from procurement procedures, the nullity of contracts entered into in violation of such chapter, the creation of a complaints channel, and the power of the Comptroller General of the Republic to order or directly instruct administrative summary proceedings for violations of the procurement law, among other matters; (ii) more competitive procurement and contracting procedures, expressly establishing the public bidding mechanism as a general rule; and (iii) the promotion of smaller companies in public procurement procedures.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Chile’s external accounts reflect the country’s high degree of financial and trade integration with the rest of the world, a state of affairs that began in the 1970s with the trade liberalization process and was consolidated in 2001 through capital account liberalization. In terms of external accounts, Chile’s balance of payments registered surpluses or deficits depending on trade dynamics and capital inflows, specifically direct investments, portfolio investments and other medium- and long-term capital investments. The balance of payments recorded deficits of US$2.9 billion in 2020, US$12.2 billion in 2021, and US$9.2 billion in 2022. Chile’s balance of payment recorded a deficit of US$2.58 billion in 2024, compared to a surplus of US$6.79 billion in 2023.

Current Account

The current account involves movements of the trade balance, non-financial services (mainly trade-related services, such as insurance and transportation fees and travel services), net interest payments, dividends and transfer payments (primarily taxes).

The government believes that there have been and remain many economically viable investment projects and opportunities in Chile requiring the use of foreign savings. The government also believes that given the stage of Chile’s economic development, the level of aggregate domestic demand will generally exceed the level of national income, resulting in current account trade deficits. Chile registered current account deficits of 1.5%, 7.2%, 8.9%, 3.3% and 1.5% of GDP in 2020, 2021, 2022, 2023, and 2024, respectively. Chile’s current account recorded a deficit of US$4.85 billion in 2024, compared to a deficit of US$10.5 billion in 2023.

In 2020, the merchandise trade surplus increased to US$19.0 billion from US$3.0 billion in 2019, driven by a decrease in merchandise imports (US$55.1 billion for 2020 compared to US$65.8 billion in 2019). In 2020, the trade surplus increased, mainly due to merchandise exports of US$74.1 billion, which represents an increase compared to US$68.8 billion in 2019. In 2021, the merchandise trade surplus decreased to US$10.5 billion from US$19.0 billion in 2020, driven by an increase in merchandise imports (US$84.1 billion for 2021 compared to US$55.1 billion in 2020). In 2021, the trade surplus decreased, mainly due to merchandise exports of US$94.7 billion, which represents an increase compared to US$74.1 billion in 2020. In 2022, the merchandise trade surplus decreased to US$3.7 billion, from US$10.5 billion in 2021, driven by an increase in merchandise imports (US$94.8 billion for 2022 compared to US$84.1 billion in 2021). An increase in merchandise exports to US$98.6 billion in 2022, compared to US$94.7 billion in 2021, partially offset the impact of the increase in exports. The merchandise trade surplus increased to US$15.3 billion in 2023, from US$3.7 billion in 2022, driven by a decrease in merchandise imports, which accounted for US$79.2 billion in 2023, compared to US$94.8 billion in 2022. The increase in the merchandise trade surplus was partially offset by a decrease in merchandise exports, which accounted for US$94.6 billion in 2023, compared to US$98.6 billion in 2022. The merchandise trade surplus increased to US$21.0 billion in 2024, from US$13.8 billion in 2023, driven by an increase in merchandise exports, which accounted for US$99.2 billion in 2024, compared to US$93.0 billion in 2023. The increase in the merchandise trade surplus was partially offset by a decrease in merchandise imports, which accounted for US$78.1 billion in 2024, compared to US$79.2 billion in 2023.

Capital Account and Financial Account

The capital account balance records net capital transfers (inflows and outflows) payable between residents and non-residents and net acquisitions and dispositions of non-financial assets between residents and non-residents. The financial account records the net acquisitions and disposals of financial assets and liabilities involving residents and non-residents.

During the 1990s, Chile conducted a gradual process of capital account liberalization, designed to attain full integration with the international capital markets, while avoiding major disruptions that could endanger macroeconomic and financial stability during the process. The capital account opening was fully completed in April 2001, when the Chilean Central Bank removed the remaining restrictions on foreign exchange operations, including among others, the mandatory and unremunerated reserve requirement of a portion of capital inflows (known as encaje) and the authorization requirement that was in place for a number of foreign investment inflows; though it kept the power to reinstate these measures or adopt new ones. In addition, the government has developed a number of actions to promote greater international diversification of the portfolio of domestic investors, such as broadening the range of permitted investments abroad by regulated Chilean institutional investors. As a result, the total volume of capital inflows and outflows has been increasing.

The Chilean Central Bank may request that a certain number of foreign exchange operations be made through the formal exchange market (Mercado Cambiario Formal), which is composed of banks and other entities authorized by the Chilean Central Bank, such as securities brokers, exchange bureaus and legal persons created with the exclusive purpose of participating in the market.

Additionally, the free trade agreement between Chile and the U.S. provides that Chile shall not be liable for damages arising from the imposition of restrictive measures with regard to payments and transfers made within a year from the date on which the restrictions were imposed, provided that such restrictive measures do not substantially impede exchange transfers.

In furtherance of the capital account liberalization, the government took steps to integrate foreign and domestic financial markets and encourage foreign investors to invest in the local debt market. In 2003, Chile launched a program for the periodic domestic issuance of treasury bonds to promote the development of long-term pricing benchmarks and increase the depth of the fixed income market. See “Public Sector Debt—Central Government Domestic Bonds.”

The capital account registered a surplus of US$1 million in 2020, US$2 million in 2021, US$2 million in 2022, US$57 million in 2023, and US$25 million in 2024, the surplus is due to an increase in direct investment to Chile.

The financial account (excluding change in reserves) has shown volatility, registering US$(3.1) billion, US$(34.6) billion, US$(27.9) billion, US$(8.4) billion, and US$(7.1) billion in 2020, 2021, 2022, 2023, and 2024 respectively. This represented an amount equivalent to 3.0%, 9.3%, 10.2%, 2.6%, and 2.3% of GDP in 2020, 2021, 2022, 2023, and 2024 respectively. Fluctuations in the financial account are primarily driven by shifts in portfolio investments, which given Chile’s high degree of integration with the international capital markets, are largely responsive to changes in domestic and international capital market conditions.

The following table sets forth Chile’s balance of payments for the periods indicated:

Balance of Payments
(in millions of US$)

	2020	2021	2022	2023	2024
Current account
Current account, net	(4,283)	(20,307)	(26,162)	(10,497)	(4,853)
Goods and Services, net	11,616	(1,451)	(11,869)	3,174	11,884
Merchandise Trade Balance	18,976	10,528	3,729	13,809	21,033
Exports	74,086	94,677	98,557	92,973	99,165
Imports	55,110	84,148	94,827	79,164	78,133
Services	(7,360)	(11,979)	(15,599)	(10,635)	(9,149)
Credits	5,648	5,958	8,515	10,282	11,957
Debits	13,008	17,937	24,114	20,918	21,106
Income, net	(15,927)	(18,423)	(14,224)	(14,408)	(17,000)
Income from investment	(15,224)	(17,731)	(13,618)	(13,823)	(16,409)
Income from direct investment(1)	(15,316)	(16,626)	(10,950)	(11,041)	(13,851)
Abroad	295	5,539	9,514	6,968	5,977
From abroad	15,611	22,165	20,464	18,009	19,829
Income from portfolio investment	(47)	(1,152)	(2,091)	(1,893)	(1,853)
Dividends	2,197	1,668	1,168	1,268	1,793
Interest	(2,244)	(2,820)	(3,258)	(3,160)	(3,646)
Income from other investment	138	47	(577)	(889)	(705)
Credits	750	451	743	1,743	2,164
Debits	612	404	1,320	2,633	2,869
Current transfers, net	28	(433)	(69)	737	264
Credits	2,464	3,088	2,853	3,052	2,760
Debits	(2,435)	(3,521)	(2,922)	(2,315)	(2,496)
Capital and financial accounts
Capital and financial accounts, net	(5,990)	(22,410)	(27,929)	(8,317)	(7,079)
Capital account, net	1	2	2	57	25
Financial account, net	(5,991)	(22,412)	(27,932)	(8,374)	(7,104)
Direct investment, net	(2,500)	(797)	(5,030)	(9,612)	(8,930)
Direct investment abroad	6,705	14,454	13,206	8,765	3,592
Shares and other capital	5,483	9,062	5,544	5,777	(9)
Earnings reinvested	(1,282)	3,843	6,781	2,037	1,885
Debt instruments(2)	2,504	1,550	882	951	1,716
Direct investment to Chile	9,205	15,252	18,237	18,377	12,521
Shares and other capital	5,304	12,640	10,309	9,023	5,927
Earnings reinvested	3,637	1,537	7,707	7,379	7,028
Debt instruments(2)	265	1,074	221	1,975	(433)
Portfolio investment, net	(13,153)	(30,601)	(5,313)	1,451	1,988
Assets	(5,937)	1,565	7,775	5,375	6,756
Liabilities	7,216	32,166	13,088	3,924	4,768
Financial Derivatives, net	(2,500)	(797)	(5,313)	1,451	1,988
Other Investment, net(3)	(13,153)	(30,601)	42	(1,757)	(521)
Assets	7,762	8,057	182	(2,694)	3,640
Commercial credits	2,045	4,677	286	(3,119)	2,149
Loans	-151	129	1,680	178	135
Currency and deposits	6,002	3,250	(2,159)	284	1,340
Other assets	(133)	1	375	(38)	(13)
Liabilities	(2,259)	11,266	8,611	2,549	703
Commercial credits	(17)	3,539	(1,307)	(1,055)	868
Loans(3)	(1,765)	5,256	6,004	7,285	717
Currency and deposits	(475)	93	3,899	(3,689)	(877)
Other liabilities	—	—	—	0	0
Assets in reserve, net	(2,895)	12,211	(9,201)	6,788	(2,579)
Errors and omissions, net	(1,709)	(2,107)	(9,201)	6,788	(2,276)
Financial account (excluding change in reserves)	(3,095)	(34,622)	(27,932)	28,344	(8,374)
Total balance of payments	(2,895)	(12,211)	(9,201)	6,788	(2,579)

(1)	Includes interest.
(2)	Includes trade credits, loans, currency and deposits.
(3)	Short term net flows.

Source: Chilean Central Bank.

Foreign Trade

Chile has generally followed an outward-oriented economic development strategy. Chile’s main trade policy objective is to improve and ensure access to all markets for its goods and services, as well as to encourage domestic and foreign investment. With a view to liberalizing the economy, all available channels have been used to give Chile’s trade policy an outward orientation, including unilaterally opening its markets and entering into bilateral and multilateral trade agreements.

Chile’s open trade policy covers goods, services and investments. Pursuant to its open trade policy, Chile’s applied MFN tariff was unilaterally phased down from 35.0% to 6.0% between 1985 and 2003. Since 2003, this uniform overall tariff has been maintained unchanged as a 6.0% ad valorem duty on imports for most products, which makes up over 98.0% of tariff lines. This low and uniform tariff is a distinctive feature of Chile’s trade policy.

Chile has effectively lowered its applied tariff rate to 0.7% (the 2021 average), as compared to 2.8% in 2003 through the implementation of free trade and other agreements.

Chile currently is a party to 34 bilateral agreements with 65 trading partners. The trading partners with which Chile has signed agreements are the P-4 (New Zealand, Singapore and Brunei), the European Union, Canada, the Republic of Korea, China, Central America (Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua), the United States, Hong Kong, SAR China, Mexico, EFTA (Switzerland, Norway, Iceland and Liechtenstein), Panama, Colombia, Peru, Ecuador, Venezuela, Mercosur (Argentina, Paraguay and Uruguay), Bolivia, Malaysia, Japan, India, Australia, Turkey, Cuba, Vietnam Thailand, Indonesia, Uruguay, Argentina, United Kingdom, United Arab Emirates and Brazil. Chile is a founding member of the Pacific Alliance (with Colombia, Mexico and Peru) and a founding member of the CPTPP (Australia, Brunei, Canada, Japan, New Zealand, Malaysia, Mexico, Peru, Singapore and Vietnam), which became effective on February 21, 2023, when it was published in the Official Gazette.

Chile is a founding member of the World Trade Organization.

Since 1994, Chile has been a member of, and an active participant in, the Asia-Pacific Economic Cooperation (APEC) forum. In recent years, the Asia-Pacific region has become a priority for Chilean trade policy. Initiatives have been launched within the APEC framework to facilitate trade, including free trade agreements providing more economic integration and trade facilitation. Chile hosted the APEC forum in 2019.

On January 5, 2016, the Senate approved an additional protocol to the Pacific Alliance, which was expected to decrease to 0% tariffs applicable to 92% of the goods traded among the members of the Alliance. The protocol was implemented by Chile on May 1, 2016 and has proven to be an efficient tool for the open trade within the Pacific Alliance zone. Since the Protocol became effective, two amendments have been signed with additional commitments for the participating parties. Moreover, the Pacific Alliance agreed to have Associated Countries to expand the partnership. Singapore became an Associated Country in 2022.

In 2016, Chile and the EFTA (Switzerland, Norway, Iceland and Liechtenstein) began negotiations to enhance their existing free trade agreement, which was signed on June 26, 2003 and has been in effect since December 1, 2004. Chile and, the EFTA States negotiated a modernized free trade agreement, in 2023, which was signed in January 2024. As of the date of this Annual Report, the new free trade agreement is currently undergoing the internal ratification process.

In 2016, during the APEC Leaders’ Summit, a joint declaration was signed between Chile and South Korea, which expressed the willingness of both parties to begin negotiations for the deepening of their Free Trade Agreement in force since April 2004. Nine negotiation rounds have been held from Novembre 2018 through April 2024. During these negotiations, the working groups reached an agreement with respect to Market Access, Trade Facilitation, Anti-Corruption, Intellectual Property, Labor, Environment, and Cooperation.

On June 5, 2017, Canada and Chile signed amendments to their free trade agreement entered into in July 1997, including amendments relating to sanitary and phytosanitary measures, technical barriers to trade, and trade and gender, among other issues. Further, the amendment introduced technical modifications to the existing chapter on government procurement and added new elements to the chapter on investment. This agreement entered into force on February 5, 2019.

On November 2, 2017, Argentina and Chile entered into a new bilateral trade agreement to expand and deepen their economic and trade relations, particularly with regards to trade of services. On January 9, 2019, the agreement was approved by Congress, entering into force as of May 1, 2019.

On November 11, 2017, Chile and China signed a new free trade agreement with the objective of broadening and deepening their existing agreement. The agreement includes new disciplines, such as e-commerce, services facilitation and competition policy. On October 22, 2018, the agreement was approved by Congress, entering into force as of March 1, 2019.

On November 16, 2017, Chile and the European Union began negotiations to bring the existing Association Agreement executed in 2002 in line with current standards, reinforcing cooperation in the fields of trade, security and politics, among others. The last round of negotiations was held in May 2022. Chile and the European Union signed two agreements on December 2023: the Advanced Framework Agreement (AMA) and the Interim Trade Agreement (ITA). The latter came into force in February 2025. The AMA is a comprehensive agreement that includes a political and cooperative dimension and a trade and investment dimension. The AMA is still pending ratification by some European countries due to the need for approval by each EU member.

On December 14, 2017, Chile and Indonesia signed a Comprehensive Economic Partnership Agreement, providing for tariff preferences for each country’s exports. With this agreement, Chile became the first South American country to sign a trade agreement with Indonesia. The agreement entered into force on August 10, 2019. In 2022, Chile and Indonesia initiated a new negotiation process to incorporate trade in services into the existing agreement.

On March 8, 2018, Chile signed the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP). The CPTPP aims to contribute to economic growth and create new opportunities for companies, workers and consumers. The CPTPP provides for greater market access for Chilean exports as well as other advantages in areas such as services and investment, environmental and labor issues, e-commerce and public procurement. The founding parties to this agreement are Australia, Brunei, Canada, Chile, Malaysia, Mexico, Japan, New Zealand, Peru, Singapore and Vietnam. Currently, the CPTPP is in force among all of them. The agreement was ratified by the Chilean Congress and published in the Official Gazette on February 21, 2023. The United Kingdom became the first economy to join this agreement after an accession process. On July 16, 2023, the United Kingdom signed the Protocol of Accession to the CPTPP.

In June 2018, Chile and Brazil launched negotiations to sign a free trade agreement to reinforce the existing Economic Complementation Agreement (ACE 35), effective as of October 1, 1996. The agreement was signed in December 2018 and enter into force in January 2022.

On November 10, 2019, Chile and India launched negotiations to expand and deepen their Preferential Trade Agreement, which has been in effect since 2007. This agreement is intended to (i) strengthen trade integration and economic cooperation and (ii) increase the competitiveness of both countries in the world market through an enhanced partnership. Negotiations are expected to focus on (A) substantially increasing the number of tariff lines covered by the preferential treatment, and (B) enhancing the preferential treatment for tariff lines already included in the agreement. During these negotiations, Chile and India will also discuss further improvements in related areas, such as Rules of Origin and Product Specific Rules, among other matters. The first round of negotiations was held in December 2019. Two meetings have been held, one in October 2019 and one in July 2022. In April 2025, India and Chile began negotiations for a Comprehensive Economic Partnership Agreement. As part of that process, two rounds of negotiations have been held.

Chile is also a founding member of the Digital Economic Partnership Agreement (DEPA). The DEPA was originally signed by New Zealand, Chile and Singapore, and in recent years South Korea and Costa Rica have acceded to it.

In light of the departure of the United Kingdom from the European Union, Chile and the United Kingdom have agreed on a legal instrument that makes a transition from the Association Agreement between Chile and the European Union to a bilateral agreement between Chile and the United Kingdom. The new agreement, which was signed by both parties on January 30, 2019, replicates the provisions of the original agreement with the European Union, with certain necessary changes to reflect the new bilateral construct. This instrument was approved by the Chilean Congress on September 3, 2019.

In 2021, Chile and Trinidad and Tobago initiated a negotiation process to reach a Partial Scope Agreement. From 2021 to 2023, five rounds of negotiations focused on Trade in Goods, Rules of Origin, Trade Facilitation, Trade Defense and Legal and Institutional Issues of both countries

In 2023, Chile and the United Arab Emirates initiated a negotiation process to reach a Comprehensive Economic Partnership Agreement composed of 21 chapters. On July 29, 2024, the countries signed the Comprehensive Economic Partnership Agreement after four rounds of negotiations. As of the date of this Annual Report, the Comprehensive Economic Partnership Agreement is currently undergoing the internal ratification process.

Merchandise Trade

Chilean trading activity is diversified among countries in the Americas, Asia and Europe.

The primary countries of origin of Chile’s imports in 2024 were China (which accounted for 25.1% of total imports), the United States (19.0%), Brazil (8.9%), Argentina (8.3%), Germany (3.2%) and Japan (2.4%). The primary destinations of Chile’s exports in 2024 were China (which received 37.9% of Chile’s total exports), the United States (15.7%), Japan (8.3%), South Korea (4.7%) and Brazil (5.1%). In 2024, Chile’s exports to Asia, as a percentage of total exports, decreased to 57.0% from 57.3% in 2023, while the proportion of Chile’s exports to the United States increased to 15.7% from 15.5% in 2023. The share of total imports, represented by consumer goods imports increased from 2021 to 2024, representing 30.1% in 2021, 27.2% in 2022, 25.8% in 2023, and 27.1% in 2024. Imports of capital goods have decreased as a percentage of total imports since 2020, representing 23.0% in 2020, 20.1% in 2021, 18.9% in 2022, 20.3% in 2023, and 19.8% in 2024. Intermediate goods, such as oil and others fossil fuels, accounted for 53.1% of total imports in 2024 compared to 53.9% in 2023. Imports totaled US$59.2 billion in 2020, US$92.2 billion in 2021, US$104.6 billion in 2022, US$85.3 billion in 2023, and US$84.3 billion in 2024.

Merchandise exports (which exclude merchandise in tax free zones) amounted to US$74.1 billion in 2020, US$94.7 billion in 2021, US$98.6 billion in 2022, US$93.0 billion in 2023 and US$99.2 billion in 2024. Copper exports as a percentage of total exports increased from 45.8% in 2023 to 50.1% in 2024, partially due to an increased in the price of copper. Since the mid-1980s, Chile has increased exports of nontraditional goods, principally seafood, agricultural products and wine.

The following tables set forth information regarding exports and imports for the periods indicated:

Exports of Goods (FOB)

(in millions of US$ and % of total exports)

	2020		2021		2022		2023		2024
	(US$)	(%)	(US$)	(%)	(US$)	(%)	(US$)	(%)	(US$)	(%)
Mining and quarrying:
Copper	38,527.9	52.0	53,275.7	56.3	43,894.0	44.5	42,603.8	45.8	49,708.4	50.1
Iron	1,693.7	2.3	2,521.4	2.7	1,594.1	1.6	1,715.7	1.8	1,446.3	1.5
Silver	349.5	0.5	413.9	0.4	388.1	0.4	511.5	0.6	478.8	0.5
Gold	848.8	1.1	877.4	0.9	870.8	0.9	1,083.3	1.2	1,286.4	1.3
Molybdenum	277.9	0.4	445.5	0.5	565.0	0.6	612.4	0.7	459.2	0.5
Other	787.4	1.1	1,095.9	1.2	8,724.4	8.9	4,506.7	4.8	2,783.9	2.8
Total mining and quarrying	42,485.2	57.3	58,629.8	61.9	56,036.4	56.9	51,033.4	54.9	56,163.1	56.6
Agriculture and livestock, forestry and fishing and aquaculture:
Fruit	5,742.3	7.8	5,914.8	6.2	5,857.7	5.9	6,629.2	7.1	8,523.1	8.6
Forestry	43.0	0.1	53.7	0.1	54.7	0.1	48.8	0.1	50.3	0.1
Other	626.2	0.8	671.7	0.7	766.8	0.8	773.7	0.8	738.0	0.7
Total agriculture and livestock, forestry and fishing and aquaculture	6,411.4	8.7	6,640.2	7.0	6,679.2	6.8	7,451.7	8.0	9,311.5	9.4
Industrial:
Fishmeal	460.3	0.6	396.0	0.4	401.8	0.4	476.6	0.5	492.0	0.5
Salmon	4,000.3	5.4	4,861.3	5.1	6,238.6	6.3	6,131.3	6.6	6,047.9	6.1
Beverages and Tobacco	2,081.4	2.8	2,155.0	2.3	2,123.6	2.2	1,737.6	1.9	1,864.2	1.9
Forestry and wooden furniture	2,227.5	3.0	2,672.1	2.8	3,145.1	3.2	2,243.8	2.4	2,354.0	2.4
Pulp, paper and others	2,673.5	3.6	3,297.7	3.5	3,882.7	3.9	3,437.6	3.7	4,085.0	4.1
Chemicals	4,725.0	6.4	6,067.5	6.4	9,178.9	9.3	9,656.2	10.4	7,858.3	7.9
Other	9,021.1	12.2	9,957.1	10.5	10,870.4	11.0	10,804.9	11.6	10,989.4	11.1
Total industrial	25,189.2	34.0	29,406.6	31.1	35,841.0	36.4	34,488.1	37.1	33,690.7	34.0
Total exports	74,085.8	100.0	94,676.6	100.0	98,556.6	100.0	92,973.2	100.0	99,165.3	100.0

Source: Chilean Central Bank.

Imports of Goods (CIF)(1)

(in millions of US$ and % of total imports)

	2020		2021		2022		2023		2024
	(US$)	(%)	(US$)	(%)	(US$)	(%)	(US$)	(%)	(US$)	(%)
Consumer goods:
Cars	1,338.6	2.3	3,313.7	3.6	3,936.2	3.8	2,549.6	3.0	2,513.1	3.0
Wearing apparel	1,940.7	3.3	2,844.0	3.1	3,869.3	3.7	2,856.3	3.4	2,977.3	3.5
Cell phone	1,533.0	2.6	2,139.5	2.3	1,775.1	1.7	1,686.8	2.0	1,826.2	2.2
Footwear	660.4	1.1	988.6	1.1	1,329.3	1.3	971.0	1.1	1,062.3	1.3
Meat	1,190.3	2.0	1,868.0	2.0	1,698.0	1.6	1,578.4	1.9	1,681.9	2.0
Other food	1,261.7	2.1	1,647.7	1.8	1,515.1	1.4	1,412.0	1.7	1,546.0	1.8
Televisions	435.0	0.7	900.6	1.0	384.6	0.4	331.6	0.4	340.2	0.4
Other	7,955.1	13.4	14,064.9	15.3	13,979.2	13.4	10,602.2	12.4	10,899.0	12.9
Total consumer goods	16,314.7	27.6	27,766.9	30.1	28,486.8	27.2	21,987.8	25.8	22,846.1	27.1
Intermediate goods:
Crude oil	2,319.3	3.9	4,278.9	4.6	5,165.7	4.9	5,271.2	6.2	5,123.4	6.1
Diesel	2,083.8	3.5	3,356.0	3.6	7,303.7	7.0	5,040.0	5.9	4,497.4	5.3
Parts and other machinery and equipment	2,256.8	3.8	3,051.3	3.3	3,185.0	3.0	3,406.7	4.0	3,646.7	4.3
Chemicals	3,271.5	5.5	4,941.9	5.4	6,062.6	5.8	4,639.5	5.4	4,667.7	5.5
Metal products	2,614.2	4.4	4,616.4	5.0	4,432.2	4.2	3,458.6	4.1	3,447.8	4.1
Liquefied natural gas	693.4	1.2	1,490.4	1.6	1,340.9	1.3	1,052.1	1.2	728.3	0.9
Carbon mineral	691.2	1.2	1,348.1	1.5	2,287.3	2.2	1,210.9	1.4	757.8	0.9
Fertilizer	815.3	1.4	1,236.8	1.3	1,635.7	1.6	1,056.5	1.2	1,067.6	1.3
Lubricant oil	288.6	0.5	594.0	0.6	764.0	0.7	698.8	0.8	620.5	0.7
Fiber and fabric	992.0	1.7	1,219.5	1.3	1,150.0	1.1	834.7	1.0	825.9	1.0
Other	13,262.2	22.4	19,724.6	21.4	23,044.5	22.0	19,315.7	22.7	19,326.3	22.9
Total intermediate goods	29,288.3	49.5	45,857.9	49.7	56,371.5	53.9	45,984.7	53.9	44,709.5	53.1
Capital goods:
Trucks and cargo vehicles	1,216.6	2.1	2,776.2	3.0	3,168.2	3.0	2,365.9	2.8	2,319.1	2.8
Motors, generators and electrical transformers	2,234.0	3.8	1,858.5	2.0	1,987.2	1.9	1,785.3	2.1	1,177.8	1.4
Machinery for mining and construction	686.5	1.2	1,143.8	1.2	1,207.8	1.2	1,304.4	1.5	1,201.9	1.4
Medical devices	895.2	1.5	1,106.3	1.2	1,092.1	1.0	1,114.4	1.3	1,123.3	1.3
Other machinery	3,614.5	6.1	4,625.2	5.0	4,694.6	4.5	4,442.4	5.2	4,634.7	5.5
Other transport vehicles	255.4	0.4	311.9	0.3	263.7	0.3	311.9	0.4	334.2	0.4
Other	4,706.7	7.9	6,750.2	7.3	7,339.9	7.0	5,953.5	7.0	5,915.3	7.0
Total capital goods	13,608.7	23.0	18,572.1	20.1	19,753.6	18.9	17,277.9	20.3	16,706.3	19.8
Total imports	59,211.8	100	92,197.0	100	104,611.9	100.0	85,250.4	100.0	84,261.9	100.0

(1)	Only imports of general regime as classified by the Chilean Central Bank.

 Source: Chilean Central Bank.

Geographical Distribution of Merchandise Trade
(% of total exports/imports)

	2020	2021	2022	2023	2024
Exports (FOB)
Americas:
Argentina	0.8	0.8	0.9	0.9	0.9
Brazil	4.2	4.8	4.6	4.6	5.1
Mexico	1.4	1.5	1.8	1.8	1.8
United States	13.2	15.8	13.7	15.5	15.7
Other	7.6	7.0	8.2	8.2	7.3
Total Americas:	27.2	29.9	29.3	31.0	30.8
Europe:
France	1.8	1.7	1.0	1.1	1.1
Germany	1.4	1.1	0.9	1.1	1.2
Netherlands	1.8	1.6	1.9	1.8	1.9
Spain	1.6	1.6	1.4	1.3	1.8
United Kingdom	0.8	0.6	0.6	0.5	0.6
Other	5.5	5.0	4.2	4.6	4.4
Total Europe:	12.9	11.7	10.2	10.4	11.0
Asia:
Japan	8.9	7.6	7.7	7.3	8.3
South Korea	5.6	5.1	6.3	6.1	4.7
Taiwan	1.8	2.2	1.6	1.3	1.0
China	38.7	38.6	39.8	38.3	37.9
Other	3.5	3.7	3.9	4.2	5.0
Total Asia:	58.6	57.2	59.1	57.3	57.0
Other:(1)	1.3	1.3	1.4	1.3	1.2
Total exports:	100.0	100.0	100.0	100.0	100.0
Imports (CIF)
Americas:
Argentina	5.3	5.2	5.7	6.5	8.3
Brazil	7.4	8.6	10.2	10.4	8.9
Mexico	2.8	2.9	2.3	2.0	2.3
United States	17.7	17.8	21.4	20.0	19.0
Other	9.1	8.4	8.7	9.1	8.4
Total Americas:	42.2	43.0	48.3	47.9	46.9
Europe:
France	1.5	1.4	1.3	1.4	1.4
Germany	4.0	3.3	2.7	3.3	3.2
Netherlands	0.7	0.6	0.6	0.6	0.6
Spain	2.5	2.3	1.9	2.16	2.26
United Kingdom	0.9	0.7	0.6	0.6	0.7
Other	7.6	6.5	6.1	6.5	6.6
Total Europe:	17.1	14.8	13.1	14.6	14.8
Asia:
Japan	2.0	2.4	2.6	2.9	2.4
South Korea	1.6	2.0	1.7	1.7	1.9
Taiwan	0.4	0.4	0.3	0.3	0.3
China	27.9	28.7	24.3	23.2	25.1
Other	5.2	5.2	5.2	5.6	5.7
Total Asia:	37.2	38.6	34.1	33.8	35.4
Other:(1)	3.4	3.6	4.4	3.8	2.9
Total imports:	100.0	100.0	100.0	100.0	100.00

(1)	Includes Africa, Oceania and other countries, including those in tax free zones.

Source: Chilean Central Bank.

Services Trade

Non-financial services include transportation, passenger services, port services and the travel industry. The travel industry, particularly tourism, is an important contributor to the service trade sector. In 2020, exported and imported services decreased by 36.4% and 22.5%, respectively, mainly due to the decrease in transport and tourism services, due to the COVID-19 pandemic. In 2021, exported and imported services partially recovered after the COVID-19 pandemic, increasing by 5.5% and 37.9%, respectively. In 2022, exported services increased 43% and imported services increased 28%, compared to 2021 continuing its recovery after the COVID-19 pandemic. In 2023, exported services increased 4% and imported services decreased 23%, compared to 2022. In 2024, exported services increased 16% and imported services increased 1%, compared to 2023.

Foreign Direct Investment (FDI)

Chile’s constitutional and legal framework guarantees non-discrimination and equal treatment to foreign and local investors and gives foreign investors access to all economic sectors. The 1974 Foreign Investment Statute, known as DL 600, or DL600, sets forth the general rules applicable to foreign investors covering repatriation of capital, withdrawal of profits and access to the formal exchange market. It establishes different kinds of investment, including freely convertible currency, assets, technology, investment related credits and capitalized earnings. An alternative regime under which foreign investments may be made in Chile is Chapter XIV of the Chilean Central Bank’s Compendium of Foreign Exchange Regulations (Capítulo XIV del Compendio de Normas Internacionales del Banco Central de Chile). Under this regime, foreign investors may freely transfer into Chile capital contributions and loans through convertible foreign currency. Investors are required to inform the Chilean Central Bank of the transactions, but are not subject to prior registration or approval requirements.

Under DL 600, the Chilean Foreign Investment Committee, acting as the authorized representative of the government, enters into a legally binding contract with each foreign investor, which stipulates the term for which the investment or investments must be made. In the case of mining investments, the period during which the investments in Chile may be made is generally 8 to 12 years. In all other economic sectors, such period is generally three years.

The 2014 tax reform enacted by Law No. 20,780 revoked DL600 effective as of January 2016. However, existing agreements under DL600 remain in full force and effect. In 2015, Congress enacted legislation guaranteeing access to the “formal exchange market,” allowing banks and other authorized entities to trade in currencies, and allowing entities to remit capital and profits abroad. The legislation prohibits arbitrary discrimination and contemplates an exemption from value added tax (VAT) for sales of goods that meet certain requirements. The law also provides for the creation of a special committee of Ministers to advise the president on the adoption of national policies regarding foreign investment, as well as an administrative agency to implement new policies on foreign investment.

Further, the legislation provides a transitional regime that maintains the effectiveness of agreements entered into under DL600. This bill also ensures a stable income tax rate of 44.45% for a period of four years in exceptional cases.

The following table presents foreign direct investment, including capital and debt, between 2017 and 2022, the latest data available, by sector:

Stock of Foreign Direct Investment(1)
(in millions of US$)

	2017	2018	2019	2020	2021	2022
Agriculture and Fishing	3,129	2,978	2,904	3,331	3,534	3,951
Mining	66,863	62,528	62,220	62,201	67,415	70,893
Manufacturing industries	13,353	10,787	10,473	10,590	9,631	9,769
Electricity, gas and water supply	34,800	32,943	37,090	37,801	35,028	39,855
Construction	3,590	4,219	4,280	5,044	5,242	6,100
Wholesale and retail trade	11,297	11,427	12,064	12,735	12,620	10,757
Hotels and restaurants	52	52	59	62	60	67
Transport and storage	10,062	9,125	8,879	4,904	4,416	3,339
Communications	6,847	6,873	7,554	8,133	7,166	7,335
Financial services	43,370	44,523	43,746	43,132	40,716	37,042
Engineering and business services	190	142	149	151	121	240
Other services	2,213	2,308	1,852	1,862	2,037	2,617
Not classified	61,981	66,255	66,529	69,670	63,237	76,430
Total	257,748	254,160	257,709	259,614	251,224	268,394

(1) Including capital and debt.

Source: Chilean Central Bank.

FDI inflows into Chile between 2017 and 2022 averaged US$11.9 billion, and primarily originated from Canada (16%), Italy (16%), the United Kingdom (15%) and the Netherlands (12%). During that period, FDI originating from Europe accounted in the aggregate for 59% of total FDI, respectively.

Between 2017 and 2022, mining accounted for 25% of total FDI; financial services (banking, insurance, investment companies, investment funds, risk capital investment funds and other financial services) accounted for 15% of total FDI; electricity, gas and water supply accounted for 14% of total FDI; and commerce accounted for 5% of total FDI.

MONETARY AND FINANCIAL SYSTEM

Role of the Chilean Central Bank

The 1980 Constitution defined the Chilean Central Bank as an autonomous legal entity. The Chilean Central Bank is governed by the 1989 Central Bank Act, which has the rank of a constitutional organic law. To the extent consistent with this law, the Chilean Central Bank is also subject to the private sector’s laws and regulations. The Chilean Central Bank is prohibited from lending funds to the government or buying government debt, either directly or indirectly, except in a state of war or danger thereof. The Chilean Central Bank is governed and managed by a Council composed of five members. The President of the Republic, with the prior consent of the Senate, appoints each member of the Council for staggered, renewable ten-year periods. One seat on the Council is subject to election every two years. The President of the Republic appoints the president of the Chilean Central Bank’s Council, who serves for a period of five years, from among the Council members. The quorum required for the Council to operate is three out of the five members, and the motions must be approved by a majority of those present. If the Council cannot reach a decision, the president of the Council casts the deciding vote.

According to the Central Bank Act, the main objective of the Chilean Central Bank is to maintain the stability of the Chilean currency and the orderly functioning of Chile’s internal and external payment system. To achieve these purposes, the Central Bank Act vests the Chilean Central Bank with the authority to set reserve requirements for banks, to regulate the amount of money and credit in circulation, to operate as a lender of last resort and to establish regulations and guidelines regarding financial institutions, the formal exchange market and bank deposit-taking activities. These attributes allow the Chilean Central Bank to implement a wide range of policy tools for controlling monetary and exchange rate policy.

Monetary and Exchange Rate Policy

General Overview

The Chilean Central Bank’s monetary policy has generally focused on protecting the value of the country’s currency and seeking to keep the inflation rate low and stable. To fulfill this task, the Chilean Central Bank has followed a countercyclical strategy, which, in addition to preserving price stability, seeks to avoid extreme changes in domestic demand. In this sense, the Chilean Central Bank’s monetary policy intends to achieve price stability over time, taking into account the effects this policy has on economic activity and employment in the short and medium terms.

The Chilean Central Bank’s focus on price stability has translated into an inflation targeting monetary approach. Between 2001 and 2006, the Chilean Central Bank set a rolling 12-month target band for underlying inflation (which excluded goods with highly volatile prices such as fuel, oil and fresh vegetables) and a rolling 24-month target band for total inflation. Beginning in 2007, the Chilean Central Bank began setting a rolling two-year target band for underlying inflation, although the target band has remained 3.0% (+/- 1.0%), as it was during the 2001-2006 period.

With regard to exchange policy, an exchange rate band was in place from the mid-1980s until September 1999, when the Chilean Central Bank adopted a free-floating exchange rate regime, after a period of favorable monetary and exchange rate conditions. These circumstances included low and stable inflation, adequate financial regulation, an exchange rate within the set-floating band, development of exchange rate and financial hedging instruments, and improvements in private risk management. Hence, the introduction of the free-floating regime was achieved without shocks and rapidly led the Chilean currency to reflect its actual market value.

During the 1990s, the Chilean Central Bank also used reserve requirements (encaje) to prevent foreign currency inflows that could have affected the value of the Chilean peso. See “Balance of Payments and Foreign Trade—Balance of Payments—Capital Account and Financial Account.” A foreign exchange free-floating regime, however, does not mean the Chilean Central Bank cannot intervene in the market when it considers the currency to be moving too far from its equilibrium value, which could result in costly reversions. Nevertheless, these interventions take the form of transparent, well-founded measures, and include clearly delineated periods and amounts involved, as well as the clear explanation of the reasons behind these exceptional actions.

During 2021, the Chilean Central Bank increased the monetary policy rate by 350 basis points to reach 4.0% as of December 31, 2021. Further, during 2022, the Chilean Central Bank increased the monetary policy rate by 725 basis points to reach 11.25% as of December 31, 2022. During 2023, the Chilean Central Bank decreased the monetary policy rate by 300 basis points to reach 8.25 % as of December 31, 2023. During 2024, the Chilean Central Bank decreased the monetary policy rate by 325 basis points to reach 5.0 % as of December 31, 2024. For further information of the monetary policy rate, see “Recent Developments—Monetary and Financial System—Monetary and Exchange Rate Policy.”

Monetary Policy and Interest Rate Evolution

The Chilean Central Bank’s monetary policy is based on an interest rate target. Since August 2001, when the Central Bank shifted its monetary policy instrument from an indexed interest rate to a nominal one, the subject of the target has been the daily interbank nominal interest rate, known as the monetary policy rate (Tasa de Política Monetaria, or TPM). This measure was complemented by the gradual replacement of short-term inflation-indexed debt securities denominated in UF with new medium-term debt securities denominated in nominal pesos.

The use of nominal rather than real interest rates is part of the modernization of the Chilean Central Bank’s monetary policy framework. This process allows a reduction in the volatility of nominal instruments, especially exchange rate and monetary liquid aggregated volatility. It is also intended to simplify international financial integration, expedite risk management and increase the transparency of the interest rate itself.

To ensure that the TPM rate falls within the desired range, the Chilean Central Bank must regulate the financial system’s liquidity (measured in terms of reserves), using a set of instruments, including: (i) liquidity deposits, lines of credits and open market transactions; and (ii) buying and selling short-term promissory notes. These tools also incorporate the banking reserve deposits, although currently the Chilean Central Bank is not using this mechanism as an active monetary policy instrument.

Banks and other financial institutions maintain a liquidity deposit account with the Chilean Central Bank, where a one-day deposit can earn a predetermined interest rate. This rate establishes an effective lower threshold for short-term interest rates. Additionally, financial institutions have a liquidity credit line from the Chilean Central Bank for which they pay a predetermined overnight interest rate. This credit line is divided into three tranches: the first corresponds to 40.0% of the total credit line, and the second and third tranches are each 30.0% of the credit line. Each succeeding tranche has a higher interest rate, and the maximum credit line allowance equals 60.0% of each bank’s reserve requirements.

As mentioned above, the Chilean Central Bank also conducts short-term liquidity management, mainly through repurchase agreements. Repurchase agreements are a complementary liquidity line for banks, for which the Chilean Central Bank announces a daily rate, and banks indicate which instruments they wish to sell to the Central Bank at that rate. To maintain the base interest rate at the desired level, the Chilean Central Bank conducts open-market transactions, buying repurchase agreements that use promissory notes with maturities of less than seven days or selling reverse repurchase agreements (which is the sale of an asset with a simultaneous agreement to repurchase the asset at a specified price).

The following table sets forth the Chilean Central Bank’s average interest rates for the periods indicated.

Chilean Central Bank Average Interest Rates
(in %)

	BCP(1)(3)		BCU(2)(3)
Year	5 years	10 years	5 years	10 years	TPM
2016	—	—	—	—	3.50
2017	—	—	—	—	2.73
2018	—	—	—	—	2.55
2019	—	—	—	—	2.49
2020	—	—	—	—	0.79
2021	—	—	—	—	1.20
2022	—	—	—	—	8.51
2023	—	—	—	—	10.50
2024	—	—	—	—	6.22

(1)	BCP: Peso-denominated Chilean Central Bank notes.
(2)	BCU: UF-denominated Chilean Central Bank notes.
(3)	BCU and BCP are part of the inflation-indexed and peso-denominated financial instruments issued by the Chilean Central Bank since September 2003. See “Recent Developments—Monetary Policy and Interest Rate Evolution.”

Source: Chilean Central Bank.

The following table sets forth the Chilean Treasury’s average interest rates for the periods indicated. Unless otherwise indicated, percentages show a nominal average interest rate of issuances by the Chilean Treasury for that year.

Chilean Treasury Interest Rates

(in %)

	BTP(1)			BTU(2)
Year	5 years	10 years		5 years		10 years
2016	4.16	4.60	(3)	1.24	(4)	1.43	(5)
2017	3.67	—		0.89	(6)	—
2018	4.20	4.81		1.07		1.76
2019	3.64	3.47		0.33		0.72
2020	1.35	—		(0.83)		—
2021	—	4.79		—		1.57
2022	6.63	6.26		2.1		2.1
2023	—	5.36		—		2.0
2024	5.74	6.16		2.71		3.03

(1)	BTP: Peso-denominated Chilean Treasury notes.
(2)	BTU: UF-denominated Chilean Treasury notes.
(3)	Issued June 22, 2016.
(4)	Issued May 11, 2016.
(5)	Issued July 21, 2016.
(6)	Issued June 7, 2017.

Source: Ministry of Finance.

Inflation

Reversing policies from previous years, and following the Chilean Central Bank’s attainment of full autonomy in 1990, inflation was successfully curbed over the decade that followed, falling from 27.3% in 1990 to 4.5% in 2000. Between 2001 and 2006, the Chilean Central Bank set a rolling 12-month target band for underlying inflation (which excluded goods with highly volatile prices such as fuel, oil and fresh vegetables) and a rolling 24-month target band for total inflation. Beginning in 2007, the Chilean Central Bank began setting a rolling two-year target band for underlying inflation, although the target band has remained 3.0% (+/- 1.0%), as it was during the 2001-2006 period. Inflation is measured by the change in the CPI for the relevant calendar year, unless otherwise specified.

As of December 31, 2018, the inflation rate stood at 2.6% (year-on-year). The Central Bank increased the TPM by 25 basis points to 2.75% in October 2018.

As of December 31, 2019, the inflation rate stood at 3.0% (year-on-year). The Central Bank decreased the TPM by 25 basis points to 2.5% in October 2019.

As of December 31, 2020, the inflation rate stood at 3.0% (year-on-year).

As of December 31, 2021, the inflation rate stood at 7.2% (year-on-year).

As of December 31, 2022, the inflation rate stood at 12.8% (year-on-year).

As of December 31, 2023, the inflation rate stood at 3.9% (year-on-year).

As of December 31, 2024, the inflation rate stood at 4.5% (year-on-year). For recent developments on the TPM, see “Recent Developments— Monetary and Financial System—Monetary and Exchange Rate Policy.”

One alternative metric used to measure inflation in Chile is the Producer Price Index (PPI). The PPI measures the average change over time in the selling prices received by domestic producers of goods and services. While the CPI measures price change from the purchaser’s perspective, the PPI measures price change from the perspective of the producers.

The following table shows changes in the CPI and the PPI for the periods indicated.

Inflation

	Percentage Change from Previous Year at Period End
	CPI	PPI(1)
2016	2.7	8.6
2017	2.3	8.4
2018	2.6	0.9
2019	3.0	6.1
2020	3.0	9.6
2021	7.2	32.6
2022	12.8	4.3
2023	3.9	-0.7
2024	4.5	11.2

(1) Manufacturing, mining and electricity, water, and gas distribution industries.
Source: CPI, Chilean Central Bank. PPI, National Institute of Statistics.

Exchange Rate Policy

Between 1990 and 1999, the Chilean Central Bank’s exchange rate policy was aimed at restraining the appreciation of the peso against a basket of currencies via a crawling exchange rate band. From 1993 to 1997, the nominal exchange rate fluctuated within a narrow range around Ps.400/US$1.00. Throughout the period, however, the real exchange rate appreciated due to the positive (although decreasing) inflation differential between Chile and its trade partners. The nominal stability of the peso resulted from two factors: capital inflows contributing appreciation pressure to the nominal exchange rate and the Chilean Central Bank counteracting this via regular (sterilized) interventions in the foreign exchange market inside the flotation band, and occasional increases in the coverage of unremunerated reserve requirements.

In September 1999, the Chilean Central Bank dropped the crawling exchange rate bands for the Chilean peso, adopting a free floating exchange rate, although it retained the right to intervene when the exchange rate moved too far from its equilibrium value.

Between 2000 and 2006, the exchange rate presented two strong trend shifts.

Between 2000 and 2002, the peso was volatile and depreciated sharply because of the effects of the Argentine sovereign debt default and the disruption in international markets due to the terrorist attacks of September 11, 2001. This triggered a strong fall in copper prices, and low liquidity in the market coupled with a general uncertainty in part due to the political and economic situation in Brazil. During this period the exchange rate reached its historical peak on October 11, 2002 of Ps.756.56/US$1.00. As a result, in late 2002 the Chilean Central Bank announced an exchange intervention to stabilize the currency.

The period 2003-2006 experienced a change in trend due to the appreciation of the peso, which was largely due to favorable financial conditions in emerging economies, a rebound in copper prices and a sharp depreciation in the dollar in international markets.

During 2007, the peso appreciated considerably against the U.S. dollar, trading, in December 2007 at an average exchange rate of Ps.499.28/US$1.00, in comparison with an average exchange rate of Ps.527.6/US$1.00 in December 2006. The peso had not reached this level of appreciation since May 1999.

Beginning in the fourth quarter of 2007 and until April 2008, the peso appreciated in both nominal and real terms. This appreciation, common to most emerging economies, was driven by both the weakening of the U.S. dollar globally and large global imbalances.

Taking into consideration the potential adverse effects on Chile’s financial stability that could have resulted from the worsening global economic conditions, on April 10, 2008 the Chilean Central Bank Council decided to intervene in the foreign exchange market during 2008 and announced an international reserves accumulation program of US$8 billion, to be implemented between April and December 2008. Announcing the intervention was consistent with the transparency principles that governs the Chilean Central Bank’s policymaking and with the floating exchange rate and inflation targeting schemes currently in force. The accumulation of reserves also modified the Chilean Central Bank’s foreign currency position, consistent with the assessment that, at the time of the intervention, the real exchange rate was below the level that would prevail in normal global real and financial conditions.

At the end of September 2008, the peso traded at Ps.552/US$1.00 and the Chilean Central Bank Council announced the end of its reserve accumulation program, which had added US$5.75 billion in reserves, representing a 30.0% increase compared to March 2008. In line with the value of U.S. dollars in relation to other currencies, after September 2008 the peso continued to depreciate, dropping to approximately Ps.629/US$1.00 at the end of 2008.

During 2009, the peso appreciated against the U.S. dollar, particularly during the fourth quarter, reaching Ps.506.4/US$1.00 by the end of the year. In line with the currencies of many emerging economies, the peso appreciated against the U.S. dollar during 2010. In 2011 and 2012 the Ps./US$ exchange rate experienced more volatility echoing the volatility in the global markets, reaching Ps.478.6/US$1.00 in December 2012. During 2013, 2014 and 2015 the peso continued to depreciate strongly against the U.S dollar, reaching Ps.523.8/US$1.00 by the end of 2013, Ps.607.4/US$1.00 by the end of 2014 and Ps.707.3/US$1.00 by the end of 2015. The depreciation of the peso during that period was mainly due to the appreciation of the dollar internationally. The Chilean Peso recovered in 2016, trading at Ps.667.3/US$1.00 on December 31, 2016 and Ps.615.2/US$1.00 on December 31, 2017. In 2018, the peso experienced a strong depreciation, trading at Ps.695.7/US$1.00 on December 31, 2018, mainly due to less favorable economic conditions for emerging countries. The Chilean peso fluctuated vis-à-vis the U.S. dollar during the twelve months ended December 31, 2020, with the Chilean peso trading at Ps.711.2/US$1.00 on December 31, 2020, compared to Ps.744.6/US$1.00 on December 31, 2019. The Chilean peso was trading at Ps.850.3/US$1.00 on December 30, 2021, compared to Ps.711.2/US$1.00 on December 31, 2020, and was trading at Ps.859.5/US$1.00 on December 30, 2022, compared to Ps.850.3/US$1.00 on December 31, 2021. Moreover, the Chilean peso was trading at Ps.884.6/US$1.00 on December 31, 2023, compared to Ps.859.5/US$1.00 on December 30, 2022, and was trading at Ps.992.12/US$1.00 on December 31, 2024, compared to Ps.884.6/US$1.00 on December 31, 2023.See “Recent Developments—Monetary and Financial System—Monetary and Exchange Rate Policy—Exchange Rate Policy.”

The following table shows the fluctuations in the nominal exchange rate since 2002.

Observed Exchange Rates(1)
(pesos per US$)

	High	Low	Average(2)	Period-End
2002	756.6	641.8	688.9	712.4
2003	758.2	593.1	691.4	559.4
2004	649.5	559.2	609.5	559.8
2005	592.8	509.7	559.8	514.2
2006	549.6	511.4	530.3	534.4
2007	548.7	493.1	522.5	495.8
2008	676.8	431.2	522.5	629.1
2009	643.9	491.1	559.6	506.4
2010	549.2	468.4	510.4	468.4
2011	533.7	455.9	483.4	521.5
2012	519.7	469.7	486.8	478.6
2013	534.0	466.5	495.0	523.8
2014	621.4	524.6	570.4	607.4
2015	715.7	597.1	654.2	707.3
2016	730.3	645.2	676.9	667.3
2017	679.1	615.2	649.3	615.2
2018	698.6	588.3	640.3	695.7
2019	828.3	649.2	702.6	744.6
2020	867.8	710.3	792.2	711.2
2021	868.8	693.7	759.3	850.3
2022	1043.0	777.1	872.3	859.5
2023	945.6	781.5	839.07	884.6
2024	996.35	877.12	943.58	992.12

(1)	The table presents the annual high, low, average and period-end observed rates for each year.
(2)	Represents the average of average monthly rates for the periods indicated.

Source: Chilean Central Bank.

International Reserves

The Chilean Central Bank manages its international reserves according to the free-floating exchange rate regime.

In 2011, the Chilean Central Bank increased reserves to strengthen its international liquidity position, by engaging in periodic purchases of foreign currency, thus increasing the international reserve level by US$14.1 billion at the end of 2011, to US$42.0 billion. Since then, international reserves have remained relatively stable. See “Recent Developments—Monetary and Financial System—Monetary and Exchange Rate Policy—International Reserves.”

The following table shows the composition of net international reserves of the Chilean Central Bank for the years indicated:

Net International Reserves of the Chilean Central Bank

(in millions of US$)

	As of December 31,
	2020	2021	2022	2023	2024
Chilean Central Bank:
Assets:
Gold	15	14	14	16	21
SDRs	692	3,502	3,265	3,353	3,413
Reserve position in the IMF	693	685	678	643	585
Foreign exchange and bank deposits	1,857	4,352	1,882	5,020	1,799
Securities	35,943	42,776	33,314	37,321	38,603
Other assets(1)	0.00	0.00	0.00	0.00	0
Total	39,200	51,330	39,154	46,353	44,421
Liabilities:
Reciprocal Credit Agreements	—	—	—	—	—
Bonds and promissory notes	33	10.21	1	0	0
Accounts with international organizations	82	85	87	85	83
SDR allocations	1,206	3,549	3,356	3,319	3,261
Total	1,322	3,644	4,057	3,647	3,343
Total international reserves, net	37,878	47,685	35,097	42,706	41,560

(1)	Includes Reciprocal Credit Agreements with the central banks member of ALADI’s Agreement of Reciprocal Payments and Credits.
Source:	Chilean Central Bank.

Money Supply

The evolution of Chile’s monetary base reflects private sector demand for monetary balances, which depend on economic growth, the alternative cost of money and inflation. Although the Chilean Central Bank does not seek to implement monetary supply controls, these variables are under continuous monitoring to protect the economy against the effects of external shocks.

The following tables set forth the monthly average monetary base and the average monetary aggregates as of the dates indicated:

Monetary Base(1)

(in billions of pesos)

	As of December 31,
	2020	2021	2022	2023	2024
Currency in circulation	11,609.4	15,252.6	13,043.6	10,746.2	10,852.3
Bank reserves	16,157.7	11,950.6	5,634.6	7,226.3	7,747.0
Monetary base	27,767.1	27,203.2	18,678.2	17,972.5	18,599.3

(1)	There are no demand deposits at the Chilean
Source:	Chilean Central Bank. Central Bank.

Monetary Aggregates
(in billions of pesos)

	As of December 31,
	2020	2021	2022	2023	2024
Currency in circulation	11,609.4	15,252.6	13,043.6	10,746.2	10,852.3
Demand deposits at commercial banks	53,760.2	64,606.8	52,302.2	44,620.7	51,035.0
M1(1)	65,369.6	79,859.3	65,345.8	55,367.0	61,887.3

Total time and savings deposits at banks	85,409.2	84,438.1	99,138.3	121,076.4	128,042.3
Others	8,502.3	13,397.3	13,059.7	13,904.7	2,781.4
M2(2)	159,281.1	177,694.8	177,543.8	190,348.1	192,711.0
Foreign currency deposits at Chilean Central Bank	24,534.7	31,687.0	31,648.4	30,307.2	30,673.6
Documents of Chilean Central Bank	11,789.4	16,497.1	18,652.5	17,396.6	15,393.4
Letters of Credit	255.7	112.5	103.1	90.2	71.2
Private Bonds	30,208.7	31,218.1	33,241.7	37,051.0	38,619.2
Others	47,038.2	46,011.3	46,457.5	47,640.7	78,820.0
M3(3)	273,107.7	303,220.8	307,647.0	322,833.8	356,288.3

(1)	M1: Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.
(2)	M2: M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one-year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).
(3)	M3: M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source: Chilean Central Bank.

The following table shows selected monetary indicators for the periods indicated:

Selected Monetary Indicators
(in %)

	2020	2021	2022	2023	2024
M1 (% change)	53.9	22.2	(27.6)	(15.3)	6.7
M2 (% change)	4.9	11.6	3.2	7.2	6.1
Credit from the financial system	5.5	8.5	10.2	2.9	3.6
Average annual peso deposit rate(1)	0.0	0.3	4.4	5.0	1.2

(1)	Represents real interest rates for a period of 90 to 365 days.
Source:	Chilean Central Bank.

The following table shows liquidity and credit aggregates as of the dates indicated:

Liquidity and Credit Aggregates
(in billions of pesos)

	As of December 31,
	2020	2021	2022	2023	2024
Liquidity aggregates (at period end)	30,256	21,456	17,641	16,791	18,079
Monetary base:
Currency, excluding cash in vaults at banks	11,609	15,253	13,044	10,746	10,852
M1(1)	65,370	79,859	57,839	65,346	61,887
M2(2)	159,285	177,695	183,320	177,544	192,711
M3(3)	266,754	303,221	313,093	307,647	356,288
Credit aggregates (at period end):
Private sector credit	179,805	197,905	217,662	224,808	233,464
Public sector credit	12,865	17,963	17,266	17,255	20,884
Total domestic credit(4)	160,617	177,327	196,243	199,726	201,852
Deposits:
Chilean peso deposits	164,320	167,862	181,812	187,593	197,469
Foreign-currency deposits	28,021	38,600	38,150	37,092	39,829
Total deposits	192,341	206,462	219,962	224,685	237,298

(1)	Currency in circulation plus peso-denominated demand deposits.
(2)	M1 plus peso-denominated savings deposits.
(3)	M2 plus deposits in foreign currency, principally U.S. dollars. Does not include government time deposits at Chilean Central Bank.
(4)	Includes capital reserves and other net assets and liabilities.

Source: Chilean Central Bank.

Financial Sector

Financial Sector Authorities

Financial Markets Commission

On February 23, 2017, Law No. 21,000 was published, creating the CMF, which was intended to serve as a single financial regulator. The CMF began operating on December 14, 2017 assuming the tasks of the former securities market regulator, the SVS, which was dissolved on January 15, 2018. Further, pursuant to the Amendment to the General Banking Law, the CMF merged with the SBIF on June 1, 2019.

The CMF is governed by a board (Consejo) of five members (four Commissioners and a Chairman) with professional or academic backgrounds in the financial sector. The Chairman is appointed by the President of the Republic for a fixed term coinciding with its presidential period. Commissioners are also appointed by the President of the Republic and confirmed by the Senate and remain in office for a fixed six-year term. Two Commissioners will be appointed every three years in order to ensure continuity and stability. All members of the CMF are subject to inability and incompatibility causes, in order to safeguard the independence of the commission.

A Special Prosecutor (fiscal) leads an autonomous department within the CMF, to conduct investigations, bring enforcement proceedings and apply sanctions. The Special Prosecutor is appointed by the CMF board through a selection process led by the Civil Service Commission (Sistema de Alta Dirección Pública), an independent government agency that transparently and impartially selects qualified candidates for high-level government positions. In addition, a new judicial revision process is established for direct review at the Santiago Court of Appeals for acts of the CMF board, the President of the CMF or the Special Prosecutor deemed by any person to be illegal. The law also grants additional investigative tools to the CMF, such as requesting information from supervised entities, accessing information protected under banking privacy law and access to restricted information held by other public agencies.

The CMF is empowered to cooperate with foreign jurisdictions in prosecutions and to exchange information. Furthermore, the law also introduced the concept of leniency for cooperating witnesses and the attribution to substantially increase fines in case of reoccurrence.

Financial Stability Council

Ministry of Finance Decree No. 953 of 2011 created a Financial Stability Council (Consejo de Estabilidad Financiera). This council is chaired by the Minister of Finance and also comprises the chairperson of the CMF and the Superintendency of Pensions. The President of the Chilean Central Bank attends as a permanent advisor. In October 2014, Congress enacted Law No. 20,789 which provides a legal framework to the Financial Stability Council, as well as introducing other amendments aimed at improving the coordination and exchange of relevant information among public regulators in the financial sector.

The main purpose of the Financial Stability Council is to facilitate technical coordination and the exchange of information among its participants, in matters relating to the prevention and management of financial system risks, in order to maintain the financial stability of the Chilean economy. The council provides an institutional framework to enable a more comprehensive oversight of the financial market, to review and analyze relevant information and propose and coordinate regulatory improvements to promote financial stability. During periods of economic or financial distress, the Financial Stability Council is responsible for coordinating measures to mitigate the effects and propagation of these events. The Financial Stability Council must meet at least monthly, or more frequently if convened by the Ministry of Finance or jointly by the CMF and the Superintendence of Pensions.

Law No. 20,789 also amended the organic laws of the three participating superintendencies to enable them to request information regarding other persons or firms within supervised financial conglomerates, as well as information needed to determine the property and control structure among them. In addition, solvency requirements for controlling shareholders of banks and insurance companies were tightened by the establishment of certain requisites, such as requiring consolidated net worth information for such shareholders and the implementation of certain sanctions for non-compliance.

General Overview of Banking System

The modern Chilean banking system dates from 1925 and has been characterized by periods of substantial regulation and state intervention followed by periods of deregulation. In the early 1970s, the banking sector was controlled by the state and highly regulated. In 1974, a process of interest rate liberalization, removal of credit controls and banking privatization began. However, after the financial crisis that affected Chile during 1982 and 1983, the Chilean Central Bank and the CMF established strict controls on the funding, lending and general business matters of the banking with industry in Chile. In 1986, the General Banking Law was introduced, which had as its main objectives to improve banking system supervision and regulation. The General Banking Law was rewritten in 1997, beginning a new era of liberalization. Among other matters, this amendment allowed the entry of new entities into the system (CMF granted permits to seven new banks) and the internationalization of banks. In addition, under this legislation, the CMF adopted international monitoring standards, incorporating the First Basel Committee’s 1998 Capital Accord and, recently, Basel II.

According to the General Banking Law, banks are special stock corporations engaged in the business of receiving money or funds from the general public, in order to use them to grant loans, discount documents, make investments and financial intermediation, and generally perform any other operation permitted by law. Nevertheless, banks may conduct only those activities allowed by the General Banking Law. Furthermore, the General Banking Law limits the amount invested in certain activities. Directly or through subsidiaries, banks may also engage in certain specified additional activities, such as securities brokerage services; mutual funds, investment funds or foreign capital funds management; factoring; securitization; financial leases and insurance brokerage services. Subject to certain limitations and with the prior approval of the CMF and the Chilean Central Bank, Chilean banks may own majority or minority interests in foreign banks. In addition, banks may operate as placement agents and underwriters of initial public offerings of shares and of cross-market products of their subsidiaries. Banks are authorized to operate in derivatives transactions, including forwards, futures, swaps and, since 2007, options.

Currently, commercial banks in Chile face growing competition from several sources, which has led to consolidation in the banking industry. Competition in the extension of credit has come increasingly from department stores, through the issue and management of credit cards, and foreign banks. In addition, two of Chile’s largest department stores have, through related entities, obtained licenses and begun to engage in commercial banking activities, while a third has acquired an existing bank.

As of December 31, 2024, Chile’s banking sector comprised 14 privately owned domestic banks and one state-owned bank (Banco Estado). On April 1, 2016, Corpbanca and Itaú Bank merged into a new entity accounting for approximately 14.0% of the Chilean banking market (measured by loans). Further, in 2018, the Bank of Nova Scotia Group acquired control of Banco Bilbao Vizcaya Argentaria, Chile, as well as other related companies that conduct banking-related activities in Chile (including BBVA Seguros Vida, S.A.). On December 28, 2021, the president of the board of CMF executed an agreement authorizing the cancellation and closing of the branches of Banco do Brasil in Chile.

In addition, there are three branches of foreign banks authorized to operate in Chile. As of December 31, 2024, the Chilean banking system had a total amount of outstanding loans equal to US$372 billion. Under the third capital markets reform, provided by Law No. 20,448, agencies of foreign banks are allowed to market the loan products they offer abroad. See “Capital Markets—Capital Markets Reforms.”

The following table provides certain statistical information on the financial system:

Chilean Financial System

(in millions of US$, except for percentages)

	As of December 31, 2024
	Assets		Loans		Deposits		Shareholders’ Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private-sector banks	346,624	85.1%	316,060	85.0%	175,962	83.3%	30,564	86.4%
Foreign-owned private-sector banks(2)	1,608	0.4%	869	0.2%	370	0.2%	739	2.1%
Private-sector total	348,232	85.5%	316,930	85.2%	176,332	83.5%	31,303	88.5%
Banco Estado	58,937	14.5%	54,860	14.8%	34,891	16.5%	4,077	11.5%
Total banks	407,169	100.0%	371,789	100.0%	211,222	100.0%	35,380	100.0%

(1)   Corresponds to the “Capital Básico.” This item included capital and reserves.

(2)   Foreign-owned subsidiaries of foreign banks are classified as domestically owned private-sector banks. If they were classified as foreign-owned private-sector banks, the market share of foreign-owned private-sector banks as of December 31, 2024 would be as follows: assets: 41.0%, loans: 41.1%, deposits: 36.2% and shareholders’ equity: 39.5%, with the corresponding reduction in the market share of domestically owned private-sector banks.

Source: CMF.

The following table sets forth the total assets of the five largest Chilean private-sector banks, state-owned Banco Estado and other banks in the aggregate:

	As of December 31, 2024
	In billions of Pesos	Market Share (%)
Banco Santander-Chile	68,458.9	17.1%
Banco Estado	57,893.2	14.5%
Banco de Chile	52,095.4	13.0%
Banco de Crédito e Inversiones	83,417.6	20.9%
Itaú Corpbanca	42,549.7	10.6%
Other banks	95,545.5	23.9%
Total Banking System	399,960.4	100.0%

Source: CMF.

The following table sets forth information on bank operation efficiency indicators for the periods indicated:

Financial System Indicators
(%)

	2020	2021	2022	2023	2024
Return on assets	0.4	0.3	1.4	1.1	1.3
Return on equity	5.6	4.1	19.5	14.3	14.5
Non-performing loans as a percentage of total loans	0.9	0.6	1.7	2.1	2.4
Gross operational margin/assets	3.4	1.0	1.6	1.5	1.7
Operating expenses/operating revenue	49.0	44.4	102.7	119.1	113.3
Operating expenses/average total assets	1.7	0.4	1.7	1.8	1.9
Regulatory capital to risk-weighted assets	14.7	14.8	n.a.	n.a.	n.a.

Source: CMF.

n.a.= Not available.

Banking Regulation

On June 1, 2019, the SBIF was merged into the CMF, which became the sole regulator in charge of overseeing the conduct and stability of banks and financial institutions in Chile.

In addition, the Chilean Central Bank oversees exchange rate policy and regulates international capital movements and certain bank operations.

The CMF monitors and oversees Chile’s banks (excluding the Chilean Central Bank), as well as a subset of the cooperatives that hold savings deposits and provide credit (the largest cooperatives in terms of capital) and mutual guarantee entities, non-bank credit card issuers and other similar retail credit card issuers (mainly supermarkets and department store chains), and companies that issue or operate prepaid cards. Additionally, the CMF authorizes the incorporation and licensing of new banks and foreign banks branches, and has broad powers to issue, interpret and enforce banking regulations (both legal and regulatory). The CMF must also approve any bank merger, bylaw amendment, capital increase and any acquisition of 10.0% or more of the equity interests in a bank. In case of non-compliance, the CMF has the authority to impose a range of remedial actions.

The CMF has signed 41 Memorandum of Understanding (“MoUs”) with several foreign regulatory institutions, for cooperation and technical assistance, information exchange and consultations between regulators. For example, the CMF has MoUs with the U.S. Securities and Exchange Commission (1993), U.S. Commodity Futures Trading Commission (2002), Pacific Alliance countries (2009 a 2017), International Organization of Securities Commissions (2018), a Statement of Cooperation with Board of Governors of the Federal Reserve System (1997) and Banco de España (1998), among others. Additionally, Decree No. 3,538, as amended in January 2019, provides that the CMF, the Chilean Central Bank and the Superintendence of Pensions may share information with each other, except data protected by bank privacy laws.

As part of its supervisory role, the CMF examines banks at least once a year. Banks are required to submit their financial statements to the CMF monthly, which are made public by the CMF. Banks must also submit to the CMF and publish their annual and quarterly financial statements and the opinions of their independent auditors and are required to be rated by two independent rating agencies. Finally, banks are also subject to periodic reporting obligations with respect to a wide range of solvency, accounting, operational, and transactional data.

Since January 2010, all banks have been required to include in the calculation of expected losses and provisioning a percentage of off-balance sheet contingent loans, including, among others, undrawn lines of credit, unused credit card facilities and stand-by letters of credit. Since January 2011, banks have also been required to transition their systems to use models developed by the CMF (in addition to internally developed models) to determine the probability of default. Since 2014, the CMF requires that provisions for mortgage loans and provisions for retail commercial loans be the greater of those resulting from the standard model developed by the CMF and the bank’s internally developed model.

In September 2010, the CMF issued regulations to protect bank customers by instituting a stricter standard for delivery instructions, and forbidding unilateral amendments to contracts or suspension of accounts and regulated products tied to mortgage agreements, such as insurance.

Additionally, the Chilean Central Bank announced the relaxation of liquidity requirements for banking entities. For this purpose, the Chilean compendium of financial rules was modified to expressly consider that in situations of national emergency or other serious exceptional circumstances, the Council of the Chilean Central Bank may, at its sole discretion, relax or suspend the application of the existing liquidity limits.

On June 29, 2021, the Chilean Central Bank announced its decision to submit for public consultation a proposal to amend the Central Bank´s Compendium of Financial Regulation in order to recognize new international reference rates in its regulation. The initiative was subject to public consultation for a period of 20 days with the purpose of gathering comments from interested parties and the general public. This initiative aimed to maintain the proper functioning of credit and derivatives operations in the local market and to facilitate transition from LIBOR following its phase out. The following foreign reference interest rates are proposed to be recognized: SOFR (Secured Overnight Financing Rate), ESTR (Euro Short-term Rate), SONIA (Sterling Overnight Index Average) TONA (Tokyo Overnight Average Rate) y SARON (Swiss Average Rate Overnight). On August 23, 2021, the Chilean Central Bank issued regulation No. 3013-886 (Circular N° 3013-886) to amend Chapter III.B.1 and Chapter III.D.1 of the Compendium of Financial Regulations to add to the London Interbank Offered Rate (LIBOR) and the US prime bank interest rate published by the Wal Street Journal (Prime), other reference interest rates that are widely accepted and utilized in the international financial markets, including foreign reference rates free of risk such as SOFR (Secured Overnight Financing Rate), ESTR (Euro Short-term Rate), SONIA (Sterling Overnight Index Average) TONA (Tokyo Overnight Average Rate) and SARON (Swiss Average Rate Overnight).

On June 30, 2021, the Chilean Central Bank published a regulation that creating the High Value Payment Clearing House (Cámara de Compensación de Pagos de Alto Valor or FX CCAV). Under this regulation, one or more private entities were authorized to implement FX CCAV to perform the clearing of payments originated in international exchange transactions, carried out in the spot market by financial institutions, corresponding to purchases and sales of U.S. dollars against domestic currency.

On October 7, 2021, the CMF published the updated 2022 version of Compendium of Accounting Standards for Banks (Compendio de Normas Contables para Bancos) which incorporates the information necessary to bring financial statements in line with the full implementation of Basel III. In the case of Tier 3 requirements, such requirements came into force on January 1, 2023.

On October 21, 2021, Law No. 21,384 was published in the Official Gazette authorizing a US$1,500 million capital contribution to Banco Estado, in order to comply with the capital requirements of Basel III. This capital contribution is expected to be completed by December 31, 2025 and to be financed with the issuance of perpetual bonds and available assets of the Public Treasury, including resources of the FEES.

On November 3, 2021, the CMF published chapter 12-16 of the Updated Compilation of Rules for Banks (“Recopilación Actualizada de Normas”) containing the regulations on the control of the limit that banks must observe when granting financing to business groups, which according to the latest amendment to Article 84 No. 1 of the General Banking Law, effective as of January 12, 2019, equals 30% of the creditor bank’s net equity if the amount in excess of 10% corresponds to credits secured by collateral on real or personal property of a value equal to or greater than said excess. In addition, these regulations are complemented with the creation of a new file of the Information System Manual for banks through which the information related to the daily operations carried out with entities belonging to the same corporate group will be reported on a monthly basis.

On January 25, 2022, the Chilean Central Bank published a new regulation authorizing the creation and operation of clearing houses for low-value payments. This initiative is part of the Chilean Central Bank’s 2018-2022 strategic plan, and it is a structural element of its low-value means of payment agenda, which was published in September 2021. Transactions whose clearing is channeled through clearing houses for low-value payments will be final in legal terms, i.e., irrevocable and binding for the participants. This, together with the risk mitigation mechanisms to be contemplated by the clearing houses, is expected to contribute to increase the security of retail payments in the country. To promote interoperability between the different means of payment, this regulation establishes that the clearing houses must create access rules that are objective, transparent and non-discriminatory. This should promote and facilitate those individuals who use the payment means and platforms they prefer, regardless of the contractual link that may exist between financial institutions and the customers making and/or receiving such payments. The CMF is the agency in charge of authorizing the operation of these entities in Chile. The rules specifying the requirements for low-value payments clearing houses to be authorized by the CMF to operate in Chile were set forth in General Rule No. 489, issued by the CMF on November 21, 2022.

On January 27, 2022, the Chilean Central Bank announced its incorporation to the Latin American Reserve Fund as an Associated Central Bank. The objective of this measure is to contribute to the strengthening of the regional financial support network, which seeks to broaden the possibilities of access to lines of credit that complement the liquidity of reserves, and to promote the exchange of relevant technical information on matters related to reserves management.

On March 3, 2022, the Chilean Central Bank issued Circular No. 3013-900, which modifies chapter III.B.2.1. of the Compendium of Financial Regulation about the rules on standards on the management and measurement of the liquidity position of banking enterprises. The main amendments to chapter III.B.2.1. are: (i) gradual incorporation of a regulatory limit on the Basel III NSFR indicator, (ii) adoption of a minimum liquidity coverage ratio of 100% and repeal of limits on term maturity mismatches, (iii) refinement of the technical reserve recognition in liquidity coverage ratio measurement, and (vi) incorporation of the liquidity self-assessment process.

On August 5, 2022, the CMF issued General Rule No. 484, which establishes the requisites for charges associated with lending transactions governed by Law No. 18,010 to be considered as commissions, as opposed to be deemed interest, in which case such charges would be subject to maximum interest caps according to the laws on credit transactions. Such requisites are: (i) the amount charged to the debtor must be calculated on the basis of the cost of providing the service, (ii) the service must be real, effectively rendered to the debtor and different from those “inherent” to the money credit transaction, (iii) the concept to which the charge corresponds, as well as the total amount charged to the debtor, must have been expressly informed to and accepted by the debtor prior to its collection and the rendering of the service, regardless of whether the collection of the charge is made prior to rendering the service, and (iv) the information of charges in connection with credit transactions must be made publicly available through the same channels used by the creditor to make offers of such transactions.

On November 23, 2022, the Integrated Information System on Derivatives Transactions (“SIID”) was implemented by the Chilean Central Bank, regulating the collection, storage and dissemination of relevant information for the market and its regulators. The purpose of the SIID is to increase transparency and availability of information in the markets, both for the authorities and the general public, promote financial stability and prevent market abuses. According to the SIID, information must be provided on (i) the conditions of subscription, modification, termination and term of the respective derivative contracts entered into or granted by the reporting parties; (ii) the agents participating in the derivative transaction; (iii) the transaction itself; (iv) the payment schedule; (v) guarantees; and (vi) the market value.

On November 30, 2023, the CMF issued Exempt Resolution No. 9077 (the “Resolution”), which approved a new category of foreign exchange operations. In particular, the Resolution modifies the category of transactions “denominated” in foreign currency to also include those “in” foreign currency. Pursuant to the Resolution, such transactions will be renamed “transactions in foreign currency and denominated in foreign currency” (i.e., those denominated and payable in a foreign currency). The purpose of the Resolution is to subject operations of credit and other money operations that are denominated and paid in foreign currency to the conventional maximum interest rate regulated by Law No. 18,010. As a result, if an interest rate above the maximum applicable conventional rate is established, such interest rate will be reduced to the current interest rate. Prior to the Resolution, this limit applied only to transactions denominated in foreign currency and payable in pesos, but not to those denominated and payable in foreign currency.

On December 30, 2023, Law 21,641 was published in the Official Gazette, aiming to strengthen the resilience of the financial system and its infrastructure. Law 21,641 responds to the economic and financial circumstances that the Central Bank of Chile has had to face in the last few years due to the economic crisis caused by the COVID-19 pandemic, and introduces various amendments to the Chilean financial system regulation, including the following:

i.	Improving the market of sale and repurchase agreements, regulating the functioning of such transactions within a company reorganization or liquidation process, to provide certainty in case of default by a party.
ii.	Extending access to services by the Central Bank of Chile to non-bank financial institutions and financial market infrastructure companies which will be able to access credit lines, financings and refinancings, and credits in case of emergency due to temporary lack of liquidity.
iii.	Improving the institutional framework for financial market infrastructure, allowing, among other things, securities depository and custodian companies to perform clearing functions and access settlement accounts, and allowing the CMF to recognize foreign central counterparties to operate with local counterparties.
iv.	Enhancing certain aspects of the legislation applicable to savings and credit cooperatives (Cooperativas de Ahorro y Crédito).
v.	Creating a simplified procedure for obtaining a taxpayer number (rol único tributario) to facilitate the internationalization of the Chilean currency, mainly with respect to non-residents who engage in cross-border financial transactions in such currency.
vi.	Allowing stock exchanges to suspend trading in one or more securities for up to five trading days, including the possibility to suspend trading in all securities simultaneously, for a maximum period of one trading day, in order to protect the public’s and investors’ interest.

On January 12, 2024, CMF issued General Rule No. 502 (Norma de Carácter General N° 502), which regulates the registration and authorization process for companies providing specific fintech services, such as crowdfunding platforms, alternative transaction systems, credit and investment advice, custody of financial instruments, order routers and financial instrument intermediaries. Under this regulation, entities interested in providing such services will have to file for registration in the Financial Services Providers Registry carried out by the CMF. Once the registration process is completed and approved by the CMF, registered entities should request a specific authorization to provide a regulated fintech service. General Rule No. 502 came into effect on February 3, 2024, and the existing entities obligated to file for registration will have a period of 12 months to present their filings with the CMF. However, from February 3, 2024, investment advisors would not be able to provide their services if they are not registered in the Financial Services Providers Registry.

In January 2024, the Corporación de Fomento de la Producción (“CORFO”) published Resolution Nos. 122 and 123, establishing that venture capital private investment funds investing in the following sectors will be classified as “priority funds”: (i) companies led by women, meaning legal entities incorporated in Chile for profit in which one or more women have at least 50% of the capital, or one or more women have at least 30% of the capital and one or more women are the legal representatives of the company; and (ii) companies involved in the “decarbonization of the productive matrix”, such as reducing carbon emissions through the substitution or replacement of the use of energy sources based on coal or hydrocarbons such as oil or gas. As “priority funds”, such entities will be able to raise funds with CORFO with reduced interest rates and will not be required to pay any additional interest.

On February 16, 2024, the CMF issued General Rule No. 506 (Norma de Carácter General N° 506), amending General Rule No. 325. The purpose of the amendment is to update risk management regulations in the insurance industry, incorporating the risk of money laundering, financing of terrorism and proliferation of weapons of mass destruction as a risk to be evaluated together with legal risk. The amendment also seeks to homogenize the risk assessment approach of insurance companies with respect to other supervised industries, such as banks and securities, in addition to adjusting the levels of capital requirements that these companies must comply with.

On April 15, 2024, the Chilean Central Bank issued Resolution No. 3013-945, increasing the investment limits in alternative assets for pension funds, which will be implemented gradually through specific increases until 2027, and setting a new investment limit in alternative assets for the Individual Severance Fund (Fondo de Cesantía Individual).

On May 30, 2024, Law No. 21,673 was published in the Official Gazette, setting forth measures to prevent over-indebtedness. Among the main measures adopted by the law, the assets of the Special Guarantee Fund were increased from US$50 million to US$208 million. Additionally, the law extended the duration of the Special Guarantee Fund until December 2024. The law also created the Guarantees Program to Support Indebtedness, providing that individuals who meet certain eligibility criteria can benefit from the fund’s guarantee, called “Refinancing Guarantees”. Furthermore, it amended Law No. 18,010, on credit transactions, by providing that the Financial Market Commission may determine the formula for the calculation of the minimum amount, or the variables to be considered for its determination, to be paid periodically by the debtors of money credit transactions originating in the use of credit cards through a revolving or recast credit line.

Additionally, Law No. 21,673 amended Law No. 20,009, which establishes a liability limitation regime for holders or users of payment cards and electronic transactions in case of loss, theft, robbery or fraud and contemplates measures to avoid the so-called bank “auto frauds”, requiring banking entities to reimburse the unrecognized amounts up to 35 Unidades de Fomento (approximately Ps.1,312,500), based on a sworn statement of the user and a complaint before a criminal authority.

On July 3, 2024, Law No. 21,680 was published in the Official Gazette, creating a consolidated debt registry (Registro de Deuda Consolidada or REDEC) to centralize financial debt information that will be carried out by the CMF. This registry will consist of information to be provided by certain financial entities acting as creditors, such as banks, insurance companies, credit card issuers, securitization companies, fund managers and credit advisors, among others, and it aims to improve credit assessments and enhance the CMF’s regulatory oversight. Financial institutions and CMF-supervised entities are expected to access this registry to assess credit and commercial risks. The reporting entities will be responsible for maintaining the confidentiality and ensuring the exclusive use of the information for the purposes provided by law, including within the respective entity itself. Information on debts overdue for more than five years will require explicit debtor consent. Debtors will have access to their credit details, including reportable obligations, payment status, and a history of data access over the past year. The law, effective as of April 1, 2026, is expected to promote greater transparency and fair credit treatment.

On July 3, 2024, the CMF issued General Rule No. 514 (Norma de Carácter General N° 514), which regulates the Open Finance System (Sistema de Finanzas Abiertas) established by Law No. 21,521 (the “Fintech Law”). This rule aims to facilitate the entry of new financial service providers, promote innovation, and improve access to financial products for traditionally excluded individuals and groups and establishes a series of requirements and parameters for the information exchanges among Open Finance System (Sistema de Finanzas Abiertas) participants, in addition to regulating the quality of information and testing, contingency communication, security, operational risk and data management within the framework of the system’s operation. General Rule No. 514 creates two new registries and two lists to be carried out by the CMF in which the system’s participants will be registered, which are the following: (i) Registry of Information Based Service Providers; (ii) Registry of Payment Initiation Service Providers; (iii) List of Information Provider Institutions; and (iv) List of Information Based Services Providers. Its implementation will be gradual, starting in July 2026, and will vary based on participant type and data categories.

On July 3, 2024, the Central Bank of Chile amended Chapters III.J.1., III.J.1., III.J.1.3. and III.J.2. of the Compendium of Financial Standards (Compendio de Normas Financieras), which regulates the issuance and operation of payment cards. These amendments aim to update regulations for payment processing service providers and introduce two new business models: (i) cross-border acquiring models for payments to merchants located abroad with Chilean-issued cards, and (ii) closed payment systems for transactions between accounts of the same prepaid card issuer. The purpose of the amendments is to promote the development of efficient, safe and inclusive payment systems, so that more people can benefit from the use of electronic means of payment, while establishing safeguards and prudential criteria to preserve the security and continuity of these systems.

On July 9, 2024, the Central Bank of Chile regulated the “bank self-securitization” or “retained securitization”, amending the regulations on conditions for the sale and acquisition of bank portfolios to securitization companies, contained in Chapter III.B.4 of its Compendium of Financial Standards. Under the new rule, banks operating in Chile may sell or assign part of the loans in their own portfolio to a securitization company so that the latter may issue securitized debt instruments, which may be acquired by the same banking institution without having been previously sold in the market. Part of the respective issue may also be placed in the market. These securitized instruments may be used as collateral for liquidity management transactions, either in favor of the Central Bank or another financial institution.

On July 25, 2024, the CMF published General Rule No. 515 and General Rule No. 516. Both regulations establish a single communication channel between the supervised entities and the CMF, without differentiating by type of industry, called “CMF Supervises” (CMF Supervisa). They also establish common criteria for the communication of essential and reserved information.

Foreign Exchange Controls

Article 42 of the Central Bank Law provides that certain foreign exchange transactions (“Restricted FX Transactions”) may not be paid in Chilean pesos, or in kind, unless otherwise expressly authorized by the Central Bank. For example, a non-Chilean bank may not remit or pay in Chilean pesos to a Chilean counterparty in order to settle, perform, or discharge an obligation arising from an FX transaction (e.g., make and disburse a cross-border loan in Chilean pesos) unless the Central Bank gives its prior authorization to such transaction. Prior to the last amendment to the Compendium of Foreign Exchange Regulations which is discussed in the following paragraph, the Board of the Central Bank authorized for payment a Restricted FX Transaction only if it consisted of the following: (i) Chilean peso-denominated bonds issued by foreign issuers duly authorized for trading in Chile, and (ii) shares of foreign corporations, mutual funds, investment funds, ETFs and certain foreign securities duly authorized for trading in Chile.

On December 24, 2020, the Board of Directors of the Central Bank adopted a resolution amending the Compendium of Foreign Exchange Regulations to expand the list of foreign exchange transactions that may be made in Chilean pesos. The newly authorized transactions include: (i) derivatives transactions with physical settlement in Chilean pesos; (ii) the opening and maintenance of Chilean peso bank accounts by non-Chilean domiciled/residents; (iii) the granting of credits in Chilean pesos by Chilean domiciled/residents to non-Chilean domiciled/residents; (iv) the making of deposits or other investments abroad in Chilean pesos by Chilean domiciled/residents; and (v) the granting or making of Chilean peso credits, deposits, investments or capital contributions by non-Chilean domiciled/residents. The new regulations described in (i), (ii) and (iii) became effective on March 1, 2021 and the transactions described in (iv) and (v) became effective on September 1, 2021.

Deposit Insurance

The General Banking Law provides for a government guarantee of certain time deposits, savings accounts and certain securities held by individuals. This guarantee is subject to a maximum of UF200 (or approximately Ps. 7.7 million or US$7,744 as of December 31, 2024) per person for each calendar year for the same bank, and to a maximum of UF400 (or approximately Ps. 15.4 million or US$15,489 as of December 31, 2024) per person for each calendar year for the whole banking system. In the event a bank is forced to liquidate, the Chilean Central Bank provides liquidity up to 100.0% of the amount of deposits in current accounts and other sight deposits and other sight obligations of the failed institution. Liquidity is only provided to the extent that available funds in the failed institution are insufficient to pay covered sight obligations.

Sight deposits and time deposits are subject to a monthly legal reserve requirement determined by the Chilean Central Bank. As of the date of this Annual Report, this requirement amounted to 9.0% for sight deposits and 3.6% for time deposits (with maturity from seven days to one year). In 2003, due to the free trade agreement executed with the United States, foreign currency reserve requirements were made equivalent to local currency reserve requirements. In order to implement monetary policy, the Chilean Central Bank has statutory authority to increase these percentages to a maximum of 40.0% for sight deposits and a maximum of 20.0% for other deposits and obligations.

In addition, a 100.0% technical reserve requirement applies to sight deposits and demand deposits exceeding the regulatory capital of the bank by 2.5 times.

Minimum Capital; Capital Adequacy Requirements

The General Banking Law provides that banks must meet a minimum paid-in capital and reserves requirement equal to UF 800,000 (approximately US$33.2 million as of September 24, 2025).

A minimum of 50.0% of the minimum capital shall be duly paid at the moment a bank is incorporated (or at the moment of receiving authorization to start operations, in the case of a branch of a foreign bank). There is no legal term to pay the remaining capital. However, until the bank reaches the required minimum capital, its common equity tier 1 (CIET1) must be no less than 6.5% of its risk weighted assets. This requirement decreases to 5.5% of risk weighted assets after the bank’s regulatory capital reaches at least UF 600,000 (approximately US$24.9 million as of September 24, 2025).

The General Banking Law also provides that paid-in capital and reserves of a bank, net of investments in subsidiaries (the “net capital base”), cannot be less than 3.0% of total assets, net of mandatory provisions, while its regulatory capital, cannot be less than 8.0% of its risk-weighted assets after the bank reaches the minimum required paid-in capital. As of the date of this Annual Report, all Chilean banks met or exceeded Chile’s legal capital adequacy guidelines.

The amendment to the General Banking Law of 1997 implemented a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Supervision in 1988 (“Basel I”). The principal change that Chile made to the “Capital Adequacy Guidelines” was to assign a relatively greater risk-weight to mortgage loans (60.0% rather than 50.0%).

Amendment to the General Banking Law

In January 2019, Law 21,130 was published in the Official Gazette introducing significant amendments to the General Banking Law (the “Amendment to the General Banking Law”). The main purpose of the law is to implement Basel III recommendations increasing capital requirements of the banking industry. In addition, the Amendment to the General Banking Law contains amendments to other provisions of the General Banking Law that are independent of these recommendations, including improvements to the corporate governance of the regulator and upgrades to the framework to deal with distressed banks. The most significant amendments introduced are:

(i)            a strengthening of banking supervision through the merger of the SBIF into the CMF, which took place on June 1, 2019;

(ii)           a strengthening of risk-based capital requirements in accordance with Basel III, which strengthening takes into account risks relating to counterparties as well as market and operational risks. In particular, the Amendment to the General Banking Law establishes obligations for banks to increase their capital to protect themselves from future shocks, such as:

a.           the requirement that common equity tier 1 capital (CET1) remain at least (A) 4.5% of a bank’s risk-weighted assets, and (B) 3.0% of a bank’s total assets, in each case, net of required allowances for loan losses;

b.           a new capital requirement of 1.5% of a bank’s risk-weighted assets that can be achieved with common equity tier 1 capital or hybrid capital instruments (Additional Tier 1) such as preferred stocks or perpetual bonds; and

c.           a capital requirement of 2.0% of a bank’s risk-weighted assets that can be satisfied with subordinated debt or additional provisions (Tier 2).

Additionally, the amendment to the General Banking Law introduced a conservation buffer of 2.5% of bank’s risk-weighted assets, and failure to comply with this limit will generate restrictions on the distribution of dividends. A countercyclical buffer of up to 2.5% of the bank’s risk-weighted assets was also introduced as part of the new General Banking Law, which will require banks to create additional capital buffers in accordance with the economic cycle. The countercyclical buffer will be determined by the Chilean Central Bank in coordination with the CMF. Both the conservation buffer and the countercyclical buffer will be gradually phased in over a four-year period beginning in December 2021;

(iii)          the granting of new discretionary powers to the CMF, such as the authority to (a) establish new rules to determine a bank’s risk weighted assets and to approve each bank’s internal model for determining its risk weighted assets’; (b) determine what type of instruments qualify as additional tier 1 capital (such as preferred shares and perpetual bonds) and establish requirements for the issuances of such instruments; (c) impose further capital requirements for systemic banks and under Pillar 2, both in accordance with Basel III (in addition to those described above); and (d) require banks to prepare balance sheets as of certain dates, which shall be prepared by external auditors if so required by the CMF;

(iv)          incorporation of the concept of banks of systemic importance, considering size, technology development, and complexity of each bank and granting powers to the CMF to require more capital (up to an additional 1.0% to 3.5% of common equity 1 capital over risk weighed assets and up to 5.0% of common equity tier 1 capital over total assets) and impose greater reserve requirements to guarantee liquidity, and set restrictions on certain operations, among other requirements. Furthermore, banks will be required to obtain authorization from the CMF prior to a merger or acquisition that would lead to the acquiring bank (or any other bank) becoming systemically important;

(v)           new rules on bank recovery and liquidation. If liquidity, mismanagement or solvency problems arise, the bank shall immediately notify the CMF and submit a regularization plan if such problem remains during a five day period. In case such plan is not submitted or is rejected by the CMF, an inspector or provisional manager (administrador provisional) may be appointed by the CMF. While the first of these officers can only block certain actions by a bank’s management, the latter completely replaces the board of directors and assumes all of its powers. Further, the Amendment to the General Banking Law eliminates the possibility of reaching a reorganization agreement with creditors (convenios) in insolvency scenarios; therefore, if the regularization plan or the provisional manager’s recovery efforts fail, the CMF will, with the approval of the Central Bank, revoke the relevant bank’s license (autorización de existencia), declare it in forced liquidation and appoint a liquidator;

(vi)           an extension on the maximum tenor of interbank loans granted to banks that have to undertake measures for early intervention (medidas para la regularización temprana), from two to three years subject to meeting certain conditions in terms of relevance for the creditor bank’s regulatory capital;

(vii)         establishes a limit on the amount that a bank may lend to affiliated persons or entities of 30.0% of a bank's regulatory capital;

(viii)        strengthens the corporate governance of the supervisory body; and

(ix)          enacts changes in Chilean government guarantees on time deposits. See “Monetary and Financial System—Financial Sector—Deposit Insurance”.

Pursuant to the Amendment to the General Banking Law, the CMF gradually assumed the powers of the SBIF and it (or other regulators, as applicable) had 18 months from June 1, 2019 (the date the CMF effectively assumed the SBIF’s powers) to enact all applicable regulation implementing the changes provided for in the Amendment to the General Banking Law.

On February 12, 2024, following the publication of new chapters of the Compendium of Banking Rules relating to market discipline and financial transparency, the CMF announced the culmination of the regulatory implementation process of Basel III standards in Chile.

On November 2, 2020, the CMF published the criteria to identify systemically important banks and to determine the corresponding application of strengthened capital requirements to these institutions, in line with the requirements of the General Banking Law. Based on these criteria, six banks were identified as systemically important in March 2021. These banks were required to meet additional capital requirements starting in December 2021. In May 2022, the CMF further advanced the implementation of Basel III by announcing the publication of information on its website regarding the compliance of supervised banking institutions with Pillar 3 of the Basel III standards. However, the full implementation of the additional requirements will only be required in December 2025, as they will be phased in gradually.

On December 1, 2020, the CMF published the methodology to determine operational risk-weighted assets in banking institutions, in line with the requirements of the General Banking Law. Operational risk is the risk of loss due to the inadequacy or failure in processes, employees and/or internal systems or due to external events. The new methodology became effective in December 2021.

On October 9, 2020, the CMF published the methodology to calculate the regulatory capital of banking entities, in line with the requirements of the General Banking Law. The measures put forth by the CMF consider a special treatment for deferred taxes when a bank gets a government guarantee. This would be the case for Banco Estado, mainly given the additional 40.0% tax rate Banco Estado is required to pay as a state-owned entity. The government guarantee contemplated in the CMF’s suggested measures must be approved by the Ministry of Finance and regulated further to make it operational. These measures became effective in December 2021 with a phase-in period of four years becoming fully effective as December 2025.

On October 5, 2020, the CMF published the rule that establishes the calculation of the relationship between CET1 and total assets (called the leverage ratio), which became effective immediately. Although the General Banking Law of 1997 considers the ratio between CET1 capital (numerator) and total assets (denominator) cannot be less than 3%, the standard introduces improvements in the measurement of both components according to the latest Basel standards.

On September 28, 2020, the CMF published the regulations for the supervision of compliance with the so-called capital buffers, in accordance with articles 66 bis and 66 ter of the General Banking Law and the latest BCBS agreement. Capital buffers constitute an additional capital requirement above the legal minimum set in the Law and are divided into 2 types: a conservation buffer (CCoB), and a counter-cyclical buffer (CCyB). The Chilean Central Bank is in charge of activating the CCyB, prior to a favorable opinion from the Commission. In the event that there is a deficit in the buffers, the bank is restricted from paying out dividends in proportion to the deficit. The regulation considers a transition period of four years, to reach the complete capital buffer regime by 2024.

On December 1, 2020, the CMF published the regulations that establish the methodology for determining the bank’s credit risk-weighted assets. According to article 67 of the General Banking Law, the CMF presents a standard model and the principles for the use of internal models in the determination of risk weighted assets (RWA). The mechanism currently in force estimates risk weights using a methodology based on the Basel I standard. This only method distinguishes only five categories of assets and the use of internal models. The regulations took effect in December 2021.

On November 24, 2020, the CMF published the regulations that establish the requirements for the issuance of preferred shares, bonds without a fixed maturity term (AT1) and subordinated bonds (T2), to be considered as regulatory capital and thus, these instruments can be used to absorb losses when the issuing bank experiences a decrease in capital. The regulations took effect in December 2020.

On September 14, 2020, the CMF published the regulations for the determination of additional equity requirements as a result of the supervisory review process or Pillar 2, which became effective immediately. This standard establishes the capital self-assessment process, in which the banks will determine their internal capital adequacy needs to cover their risks in a horizon of at least three years. In addition, it incorporates the CMF’s assessment of the adequacy of banks’ capital to support their risk profile, as determined in the annual supervisory review process. On July 10, 2025, the CMF issued an amendment to these regulations. See “Recent Developments—Republic of Chile—Financial Sector.”

On December 1, 2020, the CMF published the regulations that establish a new standardized methodology to determine a bank’s market risk-weighted assets. The new calculation took effect in December 2021.

On December 1, 2020, the CMF published the regulations that establish provisions related to the promotion of market discipline and financial transparency, following the recommendations of Pillar 3 of the Basel capital framework. These regulations are designed to allow the market and others utilizing the banks’ information to access a single format, in order to facilitate the analysis of local banking institutions’ risk profile, their position and capital structure, as well as reducing information asymmetries between agents. These regulations are scheduled to be implemented in 2023.

The Fintech Law also provides for certain amendments to the General Banking Law. The amendments consist of establishing the CMF's oversight of means of payment and their digital, electronic or computerized representations, establishing minimum parameters for non-discriminatory access by the public to financial instruments granted by companies supporting the banking business and the use of technological means to store corporate documentation of the banks.

Universal Credits

Banks, insurance companies, retailers and other financial institutions are now required to inform their customers of the all-in costs of the financial services they provide on standardized terms, providing customers with a useful basis on which to compare the cost of financial products and services.

Consumer Protection

In December 2011, the Consumer Protection Act was amended to include provisions applicable to financial services and products. According to this amendment, bank agreements with consumers for financial services or products must, among other requirements: (i) provide a detailed breakdown of all the charges, fees, costs and tariffs that form part of the price, including those which are indirectly part of the price, or that are associated with other products simultaneously contracted; (ii) expressly provide the terms related to early termination of the agreement by the bank, a reasonable cure period and the method by which a consumer will receive notice of such early termination; and (iii) allow for early termination of the agreement in the sole and absolute discretion of the customer, provided that the customer has paid all obligations in full, including any cost for the early termination.

In addition, consumers are entitled to: (i) receive information about the total cost of the product or service; (ii) receive an explanation in the case of the rejection of their credit application; and (iii) know the objective requirements to access a particular financial product.

In February 2012, Law No. 20,575 introduced the “principle of purpose” to the use of commercial and financial personal data. As a result, Chilean banks and other financial institutions can only use client financial and commercial personal data for the purposes of commercial risk assessment and in connection with the process of granting credits.

In September 2018, Consumer Protection Act was amended with the aim of expanding the powers of the “SERNAC” (consumer protection agency). The amendment increased the value of fines for infringement of consumer rights, strengthens SERNAC’s police and sanctioning powers, establishes the right to direct and automatic compensation in case of suspension of basic services and the right to compensation for moral damages in class actions, power to issue general instructions, among other changes.

Bankruptcy Law

On October 10, 2014, Law No. 20,720 (the “2014 Insolvency Law”) came into effect replacing in its entirety the Bankruptcy Code of Chile. In general terms, the 2014 Insolvency Law streamlines and shortens insolvency proceedings, establishes a framework for effective reorganization procedures that involve all classes of creditors and enhances transparency, providing for an improved legal and regulatory framework for the reorganization or liquidation of companies. The 2014 Insolvency Law also reinforces the role of the agency that supervises the insolvency proceedings and officials, the Superintendency of Insolvency and Debtor Rehabilitation (Superintendencia de Insolvencia y Reemprendimiento), granting it new responsibilities.

Key innovations of the 2014 Insolvency Law include provisions that establish debtor protection in the event of corporate or individual reorganization, whereby all creditor claims can be stayed and business transactions shielded from termination in order to foster a voluntary restructuring or reorganization plan between the debtor and its creditors. If such process fails, creditors may initiate a relatively predictable and expeditious liquidation process. These regulations facilitate proactive credit risk management and limit creditor losses arising from delays in the recognition and resolution of impaired loans, thereby leading to better asset quality and recoveries under such procedures. Other benefits include greater protection for secured creditors and clear guidelines on the ranking of related-party claims in insolvency proceedings. These changes resulted in a more efficient and structured process, and in a reduction of management time and administrative and legal costs. By virtue of Law No. 21,130, the 2014 Insolvency Law became applicable to banking entities that submit to a voluntary liquidation proceeding. In all other instances, the insolvency matters, liquidation and reorganization of banking entities are exclusively subject to the General Banking Law.

On May 10, 2023, Law No. 21,563, was published in the Official Gazette amending the Chilean insolvency law (Law No. 20,720 of 2014). Among other matters, it incorporates simplified debt restructuring and liquidation procedures for micro and small companies, as well as precisions as to the discharge of obligations after the liquidation procedure is terminated.

Financial Portability Law

On June 6, 2020 the Financial Portability Law was published in the Official Gazette and entered in force on September 8, 2020. The law creates and regulates the “Financial Portability” (portabilidad financiera), with the purpose of promoting competition by facilitating the ability of individuals and SMEs to change the financial institution with which they conduct business. Specifically, the statute enables the new financial provider to request the closure of financial products and complete all disengagement procedures with the current financial institution, on behalf of the customer.

In addition, the law enables financial institutions to compare different financial products offered by other financial institutions by the creation of a “liquidation certificate” (certificado de liquidación), which contains essential information of the customers and their borrowings with the former financial institution.

The law applies to banks, insurance companies, mortgage loans administrator agents and entities which grant more than 1,000 loans annually, an aggregate principal amount in excess of UF 100,000, among other financial institutions.

The application of the law is supervised by SERNAC.

Four-Part Credit and Debit Card Payment Model and Payment Cards Interchange Fee Law

In 2017, the Antitrust Court (“Tribunal de Defensa de la Libre Competencia”) determined that several changes needed to be implemented to the credit and debit cards payment market, including prohibiting joint participation among banks in card payment purchases and the regulation of transaction fees. These changes determined the need to implement a four-part payment model in Chile and the regulation of the interchange rates. The process of moving to a four-part model has been led by the Ministry of Finance, among other authorities, and it implies that the “issuing bank” of the credit or debit card being used for the transaction and the “acquirer bank” in charge of processing the payment and making sure the money is transferred from the cardholder’s bank account to the beneficiary’s bank account, are now two different entities interacting with customers and merchants. Before the four-part model, Chile had a credit and debit cards payment system based in a three-part model, where the intervening parties were customers, merchants and the “acquirer bank”.

In June 2020, four senators submitted a draft bill to the Chilean Congress setting the limits to debit and credit cards transaction fees. On December 10, 2020, the Ministry of Finance added amendments to the draft bill submitted by the senators in line with recommendations by the Antitrust Court, including subjecting transaction fees to certain limits, which will be determined by a special committee that the draft bill proposes to create.

The draft bill was approved by Congress on May 18, 2021 and regulates the interchange fees in payment with cards. It was enacted as Law 21,365 and published in the Official Gazette on August 6, 2021. This law establishes that interchange fee payment obligations for card transactions, between issuers and operators, shall be subject to the limits determined by the Committee for Setting Exchange Rate Caps. Such committee is comprised by 4 members designated by the Ministry of Finance, Chilean Central Bank, CMF and the FNE, respectively. Transaction fees’ limits will be revised every 3 years based on a technical study to be carried out by an independent entity. The CMF is expected to supervise the compliance of this law.

Law on Economic Crimes

On August 17, 2023, Law No. 21,595, also known as the Law on Economic Crimes, was published in the Official Gazette. Among other matters, this law broadens the spectrum of individuals and legal entities that can commit an economic crime and incorporates new scenarios of prohibited use of inside information, now expressly including recommendations on securities with respect to which inside information is possessed and by whom. The Law on Economic Crimes amends Law No. 20,393, which establishes the criminal liability of legal entities, and also Article 165 of the Securities Market Law, eliminating the previous requirement of seeking a profit or avoiding loss when using insider information. Now, Article 165 only requires that a transaction is performed with the securities in respect of which there is possession of inside information, and it also incorporates as part of the prohibited conducts the canceling or modifying of an order relative to those securities.

The Law on Economic Crimes makes important amendments to the criminal liability of individuals and legal entities, including the following:

(I)  For individuals:

(1) Creation of four categories of economic crimes: approximately 200 crimes are grouped, ordered and systematized in four categories that will be considered economic crimes under this framework. The four categories include: (i) offenses that, under any circumstances, will be considered as economic crimes, which are crimes against the securities market, the financial sector and competition; (ii) crimes regulating economic activity, which are offenses that will be considered economic crimes to the extent that they are committed in the exercise of an office, function or position in a company, or they are committed for the benefit of a company; (iii) offenses committed by public officials when someone within a company has also intervened, or when they provide some benefit to a company; and (iv) in general, money laundering and embezzlement offenses.

(2) New system of determination of penalties system: the law creates a differentiated and aggravated sentencing system for economic crimes, with a special regime of mitigating and aggravating circumstances for criminal liability, applicable to those who have a senior or intermediate position in a business entity, where the penalty is intensified for those who have greater responsibility. It also considers an aggravating circumstance committing the offense by abuse of authority or power.

(3) Limitation of alternative penalties: the law eliminates probation as an alternative form of serving the sentence of an individual who is convicted for an economic crime, thus having a greater probability of effectively serving a prison sentence.

(4) Ancillary penalties of special disqualifications or disbarment: a person convicted of an economic crime may be sanctioned with disqualification from holding public office, from holding managing positions in private entities or from entering into contracts with the Government.

(5) Creation of a new system for determining fines: fines imposed on the convicted person will be calculated by the judge according to the person’s average income per day. The fine may also be increased in relation to the value of the convicted person’s assets.

(II) For legal entities (of which the framework was established in Law No. 20,393, which establishes the criminal liability of legal entities):

(1) The list of crimes for which a legal entity may be criminally liable is expanded: from a previous legal framework of approximately 20 offenses, an entity may now be held liable for approximately 200 offenses.

(2) The scope of application of Law No. 20,393 is broadened to more organizations: in addition to companies and state-owned enterprises, corporations and state-owned universities, political parties and religious legal entities could also be convicted for economic crimes.

(3) The expansion of assumptions for criminal liability: a legal entity could be held liable for an economic crime when it is committed within the framework of its activity, with the intervention of any individual who holds a position within it, or by a person providing services to the company managing its affairs with third parties, with or without representation, provided that the crime favored or facilitated the lack of effective implementation of an adequate crime prevention model(“CPM”). Therefore, an effectively implemented CPM may waive legal entities from criminal liability. A periodic evaluation of a CPM by an independent third party is required to verify that it is effectively implemented.

(4) Supervision of a legal entity: a court may impose as a sentence, as a preliminary injunction or as a probation condition, the external supervision of a legal entity for a term of minimum 6 months and maximum 2 years, if the court considers that it is needed to avoid new crimes within the organization due to non-existence or serious insufficiency of an effective crime prevention system.

The amendments to the criminal liability of individuals have already entered into force. The amendments regarding legal entities will enter into force in September 2024.

Internationalization of the Chilean Peso

In December 2020, the Chilean Central Bank authorized the use of Chilean Pesos in several cross-border transactions effective March 1, 2021. The internationalization of the Chilean Pesos is expected to contribute to improve competition and efficiency of local financial markets and remove one of the obstacles to foreign financing/investment.

Additionally, the Chilean Central Bank continues to work towards the process of making the Chilean Pesos an eligible currency for CLS (Continuous Linked Settlement), the internationally recognized process of settling foreign exchange transactions among banks.

Development Bank of Latin America’s Approval

On August 24, 2022, Chile received approval from the Development Bank of Latin America’s (“CAF”) shareholders to join the multilateral organization as a member state. CAF is currently comprised of 18 Latin American and Caribbean states, along with Spain and Portugal and 13 private banks. CAF is working on a renewed agenda focused on green projects and the social and economic reactivation of their members.

Capital Markets

General

Over the last 30 years, the Chilean capital markets have grown in liquidity, market capitalization and through the emergence of new instruments and counterparties, such as institutional investors. The regulatory environment of the capital markets in Chile is comprehensive and sophisticated. It requires the delivery of detailed information by certain market participants, allows for a broad array of investment options, and includes a detailed set of regulations for the use of derivatives, futures, options, forwards and swaps in limiting foreign investment risks associated with variations in interest and exchange rates.

Capital Markets Reforms

Laws and regulations on capital markets are subject to continuous adjustments in order to be updated to market needs and international standards. During the last two decades, three major legal reforms have been passed seeking to modernize the capital markets: the First Capital Market Reform, the Second Capital Market Reform and the Third Capital Market Reform. In addition, other important amendments to the current legal framework have been enacted to improve and deepen the capital market, including the strengthening of the regulator with the creation of the Financial Market Commission as the successor entity to the Superintendence of Securities and Insurance (SVS) and the Superintendence of Banks and Financial Institutions (SBIF).

In 2000, the First Capital Market Reform, a major reform of the corporate and securities laws, became effective, providing comprehensive regulation of tender offers and corporate governance. This legislation set forth new rules regarding the necessary information that needs to be given to the public and, in general, aims to protect the interests of minority shareholders. It also included important amendments to the Corporations Act regarding corporate governance, related party transactions, voting rights for mutual funds, the elimination of restrictions on control rights for preferred shares and the creation of audit committees.

For tender offers, this legislation provides that majority shareholders of publicly traded corporations must share with minority or outside shareholders the benefits of a change of control, by requiring that relevant share acquisitions be made pursuant to strictly regulated tender offer procedures. However, controlling shareholders may freely sell their shares in some circumstances, as when the sale price of their shares is not substantially above market price, that is, no more than 10.0% to 15.0% above market price (currently 10.0%, as set by the CMF).

In 2001, the reform of the stock market tax regime meant the creation of a now repealed exemption from capital gains tax on the sale of highly traded equity and bonds made on authorized stock exchanges.

In addition, in 2001, the government approved a series of measures aimed at increasing liquidity in the capital markets, promoting savings and facilitating the financing of new investment projects through both tax incentives and institutional and regulatory reforms.

Accordingly, the 15.0% capital gains tax for highly traded equity was eliminated as well as the tax for short-sale of equity and bonds. The withholding tax on interest paid to non-resident entities for Chilean currency-denominated bank deposits in Chile and local currency-denominated bonds was reduced from 35.0% to 4.0% and the tax on cross-border banking intermediation was eliminated. The categories of “general fund manager” and “qualified investor” were introduced into the regulatory scheme. Additionally, a system of voluntary pre-tax contributions to individual pension funds (of amounts up to UF 50, or approximately US$1,936 per year as of December 31, 2024) was established; a new stock exchange segment was organized for emerging companies with significant growth potential; and the insurance and mutual fund industries were deregulated.

The Second Capital Markets Reform was enacted in 2007 with the primary objectives of promoting access to funding, strengthening the stock exchange market, increasing the reliability of the capital markets and developing the venture capital industry. One of the key elements in the Second Capital Markets Reform was the introduction of various incentives to accomplish its primary objectives, which were crafted based on the Basel II standards.

The Third Capital Markets Reform of 2009 included measures to (i) improve the liquidity and depth of mutual funds, investment funds and exchange-traded funds (ETFs), (ii) increase access to the financial markets (for example, the reform permitted shelf registration for securitized bonds), and (iii) stimulate international financial integration. The Third Capital Markets Reform also extended the types of securities on which foreign investors are able to claim capital gains tax exemptions. This reform also sought to improve competition in the financial market through mechanisms designed to facilitate the ability of financial consumers to understand and compare credit products by establishing standardized “universal lending” agreements (contratos de crédito universal) on mortgages, credit cards and consumer loans.

On January 25, 2021, the CMF published General Rule No. 451 providing for the characteristics and requirements applicable to registered securities issuers in order to register their debt securities under a new automatic registration regime regulated by Law No. 18,045 of the securities market. The regulation seeks to help streamline the securities issuance process and access to market by issuers.

On March 1, 2021, the CMF began the implementation of a new structure for the regulation and supervision of the financial market based on two pillars: (i) the prudential pillar: focused on solvency and adequate risk management of supervised financial institutions, and (ii) the market conduct pillar: which aims to ensure the transparency and integrity of the stock market and the protection of financial customers. This structure is known internationally as the “Twin Peaks” model and was recommended by the International Monetary Fund (the “IMF”) to the CMF. The new structure strengthens the CMF’s supervisory model and its capabilities to prudentially monitor the solvency of financial intermediaries, market conduct, and financial customer protection. It also aims to address financial market challenges with a systemic view, addressing new risks and generating supervisory and regulatory synergies for the fulfillment of the CMF’s mandate.

On April 13, 2021, Law No. 21,314 was published in the Official Gazette, setting new transparency requirements, reinforcing the duties of financial market agents, and regulating financial advisory provided to account holders of pension funds and other financial market matters. Law No. 21,314 amends several laws, including Law No. 18,045 on Securities Market, Law No. 18,046 on Stock Companies and the Code of Commerce. The main amendments introduced by Law No. 21,314 include: (i) adoption of the concept “anonymous whistleblower” and the benefits and other matters related to the whistleblowers; (ii) requirements of registration and supervision by the CMF of investment advisors; and (iii) broader supervisory controls of the CMF to subsidiaries of public issuers.

On July 2, 2021, the Ministry of Finance announced an agreement between the government and Euroclear, by which corporate debt securities of Chilean issuers will be traded through the clearing systems of Euroclear. Euroclearability of domestic corporate securities is expected to allow foreign investors to access them in a more efficient and standardized way and is expected to give Chilean corporate issuers access to a wider investor base and deeper liquidity pools.

On November 12, 2021, the CMF published General Rule No. 461 which incorporates sustainability and corporate governance issues in the annual report of supervised entities, such as banks, insurance companies, issuers of publicly offered securities, general fund managers and stock exchanges. The objective is for these entities to report on their environmental, social and governance policies, practices and targets, so that investors and the general public can evaluate and select those investment alternatives in which their interests would be best safeguarded.

On April 14, 2022, the CMF published the General Rule No. 473 that simplifies the registration process of Companies seeking to register themselves and its securities with the Securities Registry (Registro de Valores) kept by the CMF.

Fintech Law

On January 4, 2023, Fintech Law was published in the Official Gazette. Fintech Law promotes competition and financial inclusion through innovation and technology in the provision of financial services, and regulates the provision of the so-called Fintech Services and the Open Finance System and amends several financial and capital market laws. The Fintech Law established a general regulatory framework for the provision of certain technology-based financial services (“Fintech”), subject to the supervision of the CMF. Such services include (i) crowdfunding platforms, (ii) alternative transaction systems, (iii) credit and investment advice, (iv) custody of financial instruments, and (v) order routing and intermediation of financial instruments. To provide Fintech services, providers need to register with the Registry of Financial Service Providers at the CMF.

The Fintech Law also created a legal framework to regulate and implement an open banking system, establishing the basic rules and principles to allow the exchange of financial information between different service providers through remote and automated access interfaces that will allow interconnection and direct communication between the participating institutions.

In accordance with this new general regulatory framework, the CMF must adopted a series of rules for its implementation, observing the following guidelines: principles of proportionality based on risk, modularity in the services provided and technological neutrality.

In addition, the Fintech Law establishes that certain financial sector industries must implement policies and controls to avoid offering products that are not in line with customers’ expectations, needs and willingness to take financial risks. Also, banks will have to establish public, objective and non-discriminatory conditions for the refusal to open, suspend or close bank accounts of Fintech providers.

The Fintech Law introduced amendments to several other laws to maintain regulatory consistency and symmetry between the new Fintech and the traditional financial entities under the supervision of the CMF, as well as to include various initiatives that seek to enhance the financial sector and update its current framework, such as (i) payment cards (debit, credit, and pre-paid) will be able to accept payment in cryptocurrency, in accordance with the requirements and conditions the Central Bank must determine by means of a general rule; (ii) registration of issuers in the Securities Registry of the CMF is no longer mandatory, while their securities being publicly offered still are required to be registered; (iii) the creation of a simplified bond regulation, facilitating financing access to small businesses; (iv) stock exchanges will no longer be barred from trading shares of closed corporations daily; (v) the number of shareholders required to enforce the obligation of stock corporations companies to register their shares in the Securities Registry (publicly traded companies) increases from 500 to 2,000; and (vi) special corporations’ capital increases made in cash (Chilean pesos and foreign currency the CMF determines in a general rule) no longer require the CMF’s approval.

The Fintech Law also amended several laws of the financial sector, including: (i) payment cards (debit, credit, and pre-paid) will be able to accept payment in cryptocurrency, in accordance with the requirements and conditions the Central Bank must determine by means of a general rule; (ii) registration of issuers in the Securities Registry of the CMF is no longer mandatory, while their securities being publicly offered still are required to be registered; (iii) the creation of a simplified bond regulation, facilitating financing access to medium and small businesses; (iv) stock exchanges will no longer be barred from trading shares of closed corporations daily; (v) the number of shareholders required to enforce the obligation of stock corporations companies to register their shares in the Securities Registry (publicly traded companies) increases from 500 to 2,000; and (vi) special corporations’ capital increases made in cash (Chilean pesos and foreign currency the CMF determines in a general rule) no longer require the CMF’s approval.

Productivity Law

On October 26, 2016, Law No. 20,956 was published in the Official Gazette (the “Productivity Law”). This law provides for measures aimed at boosting productivity by expanding financing options, promoting the export of services and simplifying procedures for entrepreneurs and investors. The law is intended to reduce the financial cost of factoring arrangements, diversify investment products available for pension funds and insurance companies by introducing new investment alternatives, including infrastructure projects, and simplify the tax collection system applied to interest accrued on local securities, with the aim of facilitating access to the Chilean securities’ market by foreign investors through foreign clearing systems, among other measures. The implementation of the statute was gradual, and it became effective in November 2017.

Stock Exchanges

On October 5, 2018, the Valparaíso Brokers Exchange discontinued its operations. As of the date of this Annual Report, there are two stock exchanges operating in Chile: the Santiago Stock Exchange (Bolsa de Comercio de Santiago), which accounted for most of the equity trading in Chile during 2019, and the Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile). Profits from trading shares of stock on these exchanges represent their main source of revenue. As of December 31, 2024, the Santiago Stock Exchange had 188 listed companies and total market capitalization of US$164.4 billion.

The table below summarizes recent value and volume indicators for the Santiago Stock Exchange:

Indicators for the Santiago Stock Exchange

	Market Capitalization	Annual Trading Volume
	(in billions of	(in billions of	S&P/CLX	S&P/CLX
As of December 31,	US$)	US$)	IGPA(1)	IPSA(2)
2016	212.5	839.5	20,734.17	4,151.39
2017	296.0	950.4	27,980.78	5,564.60
2018	249.8	826.9	25,949.84	5,105.43
2019	205.8	846.0	23,393.53	4,669.85
2020	184.4	972.6	21,007.00	4,177.00
2021	152.5	805.2	21,566.82	4,308.38
2022	170.5	853.5	27,606.58	5,261.91
2023	171.8	861.8	31,437.03	6,197.77
2024	165.8	895.1	33,683.91	6,710.02

(1)	The General Stock Price Index (Índice General de Precios de Acciones, or S&P/CLX IGPA) is an index designed to serve as a broad benchmark for the Chilean equities market. The index seeks to measure the performance of Chile-based stocks listed on the Santiago Stock Exchange that have relevant trading activity. Pension funds are not covered by the index.
(2)	The Selective Stock Price Index (Índice de Precios Selectivo de Acciones, or S&P/CLX IPSA) is an index designed to measure the performance of the largest and most liquid stocks listed on the Santiago Stock Exchange.

Source: Santiago Stock Exchange.

The following table sets forth a summary of consolidated trading volume on the Santiago and Electronic Stock Exchanges:

Consolidated Trading Volume on the Santiago and Electronic Stock Exchanges
(in billions of US$)

	2020	2021	2022	2023	2024
Number of listed companies:
Equity	194	194	192	193	188
Bonds and other debt issuers	155	162	167	169	172

Source: CMF, based on information from the Santiago Stock Exchange and Electronic Stock Exchange.

Institutional Investors

The principal institutional investors active in Chile (listed by size of investment portfolio, in descending order) are the pension funds, insurance companies and mutual funds.

The following table sets forth the amount of assets of the various types of institutional investors in Chile for the following periods:

Total Assets of Institutional Investors

(in billions of US$)

	Pension				Foreign Capital
As of December 31,	Funds (AFPs)	Insurance Companies	Mutual Funds	Investment Funds(1)	Investment Funds	Total
2002	35.8	12.3	6.3	1.3	0.4	56.1
2003	49.2	16.7	8.3	1.9	0.7	76.8
2004	60.5	19.9	11.8	2.4	0.8	95.5
2005	74.5	23.9	13.6	2.8	0.8	115.6
2006	88.3	25.2	17.7	4.0	0.4	135.6
2007	111.3	30.8	24.5	6.7	0.3	173.5
2008	74.3	27.8	17.9	4.4	0.2	124.6
2009	118.1	35.8	34.3	6.4	0.4	195.0
2010	148.4	42.4	38.2	9.5	0.5	239.1
2011	135.0	36.8	33.3	8.7	0.3	218.8
2012	162.0	43.7	37.9	10.2	0.4	254.2
2013	163.0	43.0	39.4	9.2	0.3	254.9
2014	165.4	41.4	44.1	9.0	0.4	260.3
2015	155.4	40.6	40.2	11.1	n.a.	247.3
2016	174.5	46.5	46.4	n.a.	n.a.	267.5
2017	210.5	47.6	54.8	n.a.	n.a.	312.9
2018	191.0	62.1	52.6	n.a.	n.a.	305.7
2019	213.0	53.6	59.8	n.a.	n.a.	326.4
2020	199.1	55.2	70.6	n.a.	n.a.	336.6
2021	168.3	52.2	59.8	n.a.	n.a.	280.3
2022	173.2	71.0	54.5	n.a.	n.a.	298.8
2023	184.3	74.8	64.9	n.a.	n.a.	324.1
2024	183.9	72.8	78.6	n.a.	n.a.	335.3

(1)	Includes international investment funds.

n.a.= Not available

Source:	CMF, Superintendency of Pensions.

Pension Funds and the Chilean Pension System

Chile began a comprehensive reform of its social security system in the early 1980s through the adoption of the Private Pensions Funds Act that eliminated many of the problems associated with the former social security system. The Private Pensions Funds Act replaced the old social security system by a privately administered system of individual pension plans. Under the pension system previously in place, contributions from current workers had been used to fund the pension payments of current retirees, although there was a limited correlation between the amount contributed and the amount received by each worker upon retirement.

The current pension system is based on individualized accounts with fully funded and portable benefits. Since its inception, through December, 2024, it has averaged real annual returns on the assets under management of 7.11%. In addition, as of December 31, 2024, the AFPs held aggregate financial assets totaling approximately US$183.9 billion, compared to US$184.3 billion as of December 31, 2023.

The pension system creates individual savings accounts, where employees are mandated to save 10.0% of every month’s salary for retirement, which is deductible from their taxable income. In addition, employees are free to add additional voluntary savings into the system in what is known as the “Second Account.” These funds are managed by one of several private sector pension fund administrators (AFPs), who use long-term growth investment strategies. All AFPs are subject to regulatory review by the SP, the main regulator, and the Chilean Central Bank. In addition, AFPs that are listed on a stock exchange are regulated by the CMF.

New beneficiaries are assigned, for up to 24 months, to the AFP that offers the lowest administrative fee in a competitive tender process. After that period, employees may choose which AFP will manage their funds and may switch if they are dissatisfied with the performance of their investments. In 1984, the last year in which workers could elect not to participate in the new system, approximately 19.0% of the individuals who participated in the old system, principally older workers near retirement, elected to stay in the old system. Over the years, more workers have continued to be incorporated into the AFP system and as of December 31, 2024, there were a total of 11.9 million employees in the system.

Workers who participated in the traditional social security system and shifted to the new system received from the government an interest-earning past-service pension reform bond, known as the “Bono de Reconocimiento,” reflecting an estimate of the value of their previous contributions into the old system. This bond is indexed to the CPI, has a 4.0% real annual interest rate and is held by the AFP for the benefit of the worker. It is held separately from the amounts held in an individual’s savings account. This pension reform bond becomes payable into the individual’s savings account at the time the individual first becomes eligible for retirement, or upon the individual’s death or disability. Since 2004, the government has classified these obligations as “payments of non-financial liabilities.”

The following table sets forth the latest data available of the government’s cost estimate of Chile’s traditional social security program as a percentage of GDP (including the separate pension systems of the armed forces and police department) for the years indicated:

Expenditures of the Social Security System

(as a % of GDP)

	Past-service pension reform bonds	Government expense for traditional pensions	Total
2002	0.66	4.26	4.92
2003	0.59	4.10	4.69
2004	0.50	3.64	4.14
2005	0.43	3.36	3.79
2006	0.35	3.03	3.37
2007	0.31	2.97	3.28
2008	0.27	3.25	3.52
2009	0.26	3.59	3.85
2010	0.22	3.31	3.53
2011	0.18	3.20	3.38
2012	0.15	3.17	3.32
2013	0.12	3.06	3.19
2014	0.10	3.13	3.23
2015	0.08	3.01	3.09
2016	0.06	2.87	2.94
2017	0.05	2.72	2.77
2018	0.04	2.57	2.61
2019	0.03	2.49	2.51
2020	0.02	2.55	2.56
2021	0.01	2.19	2.20
2022	0.01	2.74	2.75
2023	0.004	3.27	3.27
2024	0.002	3.12	3.12

Source: Chilean Budget Office.

Pension funds must meet a required minimum level of investment return, which is tied to the average performance of all funds in the pension system. In the event that the fund managed by an AFP fails to achieve this minimum return, the AFP is required to cover the difference. The Private Pensions Funds Act requires that each AFP maintain a capital reserve fund equal to one percent of the value of its pension funds. The purpose of this fund is to provide a reserve to be used in the event that the performance of an individual pension fund drops below a minimum level. If a deficit is not covered or if reserves are not replenished, the AFP will be liquidated by the Superintendency of Pensions and the government will guarantee the minimum level of investment return. The government will then transfer the accounts to another AFP. Historically, the required minimum return on fund investments has led to the various AFPs having similar pension fund portfolios.

The government also guarantees modest minimum old-age, life and disability pensions for individuals who have made contributions for a certain minimum number of years, regardless of the level of contributions actually made into the individual’s saving account at an AFP. In the case of bankruptcy of an AFP, the government guarantees certain limited liabilities of that pension fund. The government is liable for 100.0% of this obligation up to the amount of the legal minimum pension and for 75.0% of the pensions above the minimum and up to UF 45 per month (approximately US$1,742 as of December 31, 2024).

In 2002, a multi-fund plan for the AFPs was implemented. This system allows each affiliate to choose among five different funds (compared with two alternatives under the old model). Each of these funds has a different risk-return profile, determined by the percentage of its assets that can be invested in either variable or fixed income securities. Additionally, the multi-fund plan liberalizes certain investment limits applicable to pension funds. Pursuant to the new Chilean Pension System Reform, the multi-fund scheme will be replaced by generational funds. Under this model, which will take effect on April 1, 2027, each worker will be assigned to a specific fund based on their year of birth. See “Recent Developments—Republic of Chile— Pension Funds and the Chilean Pension System”.

Since 2002, tax incentives have been implemented to encourage voluntary savings in the pension system. These incentives allow workers to deduct from their taxable wage base certain voluntary contributions invested in mutual funds, investment funds and insurance plans authorized by the CMF, which are managed by different entities such as banks and life insurance companies, enlarging investment alternatives for affiliates.

Workers may withdraw some or all of their accumulated voluntary savings before retiring, in which case the net amount withdrawn is added to the income of the relevant tax cycle for the purpose of estimating income tax.

In 2008, an amendment to the Private Pension Funds Act was enacted to (i) increase competition in the AFP industry and decrease the system’s cost (mainly by assigning new beneficiaries, for up to 24 months, to the AFP that offers the lowest administrative fee in a competitive tender process — as of December 31, 2021, the lowest administration fee started at 0.69%), (ii) assure greater pension fund profitability (by permitting AFP’s to invest in additional financial products in Chile and abroad), and (iii) foster voluntary saving (allowing employees to arrange supplementary savings agreements with their employers). This reform established, among other things, the following benefits:

•	Basic Solidarity Pension: Its main purpose is to benefit those beneficiaries who have not accumulated a sufficient amount of funds for their retirement. As of the implementation of the reform, beneficiaries are entitled to a Basic Solidarity Pension in the amount of Ps.60,000 (approximately US$71 as of December 31, 2021), which was increased to Ps.75,000 (approximately US$88 as of December 31, 2021) following the one-year anniversary of its effectiveness. For those beneficiaries with previously saved funds in their accounts, the reform contemplates a Solidarity Pension Contribution, allowing them to increase their retirement pension. The Solidarity Pension has been gradually expanded, and since 2012, it benefits all contributors who earn less than Ps.255,000 (approximately US$300 as of December 31, 2021). In 2021, 0.6 million beneficiaries were entitled to Basic Solidarity Pensions on average each month.

To effect these reforms, the amendment to the Private Pension Funds Act created the Social Security Institute, which is charged with the implementation of the basic solidarity pensions, which is fully in force, among others matters.

•	Benefits to Women: Women, who are among the poorest 60.0% of the population, receive a bond per new born child, equivalent to 1.8 times the minimum salary (Ps.505,600, or approximately US$713 as of December 31, 2021), which bonds are deposited in their pension saving accounts one month following the beneficiary’s 65th birthday.

•	Benefits to Young Workers: Workers aged 18 to 35 with an income lower than 1.5 times the minimum salary (Ps.505,500, or approximately US$595, as of December 31, 2021) receive a subsidy, equivalent to 10.0% of the minimum salary (Ps.33,700, or approximately US$40 as of December 31, 2021), for their first 24 contributions. Half of this subsidy is capitalized in their individual pension accounts and the remainder is provided as an employment subsidy.

•	Benefits to Independent Workers: Persons working independently have access to the Solidarity Pension System and other benefits contained in the reform under the same conditions as those people employed pursuant to a labor contract, with similar duties and prerogatives. After a gradual phase-in beginning in January 2012, participation by independent workers became mandatory on January 1, 2015.

In addition, the 2008 reform has (i) increased the competition in the AFP industry and decreased the costs of the system (mainly by mandating that new beneficiaries would be assigned, for up to 24 months, to the AFP that offers for the lowest commission in a competitive tender process), (ii) assured greater pension fund profitability (extending the limits of AFP investment in Chile and abroad), and (iii) fostered voluntary saving (allowing employees to arrange supplementary savings agreements with their employers, in order to save larger amounts).

The Bachelet administration created the Presidential Advisory Commission on the Pension System in April 2014 through Decree No. 718. This commission was comprised of 24 members, Chilean and foreign, and was mandated to prepare a report regarding the benefits, limitations, deficiencies and challenges of the current pension system in Chile with proposals on improvements to solve the system’s main deficiencies. For this purpose, the commission held meetings with civil, labor and business representatives, as well as with pension fund representatives, insurance company representatives and national and international experts. It also conducted seminars, where international experts were convened to discuss comparative trends among international pension systems. The commission issued a report in September 2015, and in December 2015, the Bachelet administration appointed a commission of ministers for its review.

Pension funds are the largest institutional investors in the Chilean market. The volume of resources flowing into pension funds has grown steadily over time. In 1981 (the first year the system operated), pension funds’ assets totaled US$305 million, while as of December 31, 2024, these assets totaled US$184.93 billion.

On July 30, 2020, Law No. 21,248 was published in the Official Gazette allowing participants in the pension system to withdraw up to 10% of their accumulated savings in their AFP accounts to cope with the economic hardship resulting from the COVID-19 pandemic. Subsequently, a second round of withdrawals was authorized on December 10, 2020, under Law 21,295, permitting another 10% withdrawal from their AFP accounts, on this occasion, if the withdrawal is made by the person entitled, the latter could be charged to the payment of unpaid maintenance debts.

On April 28, 2021, Law No. 21,330 was published in the Official Gazette to amend the Constitution and thereby allow for pension fund account holders to make a third withdrawal of funds from their individual accounts of up to 10% of the existing balances subject to a maximum withdrawal of UF 150 and a minimum withdrawal of UF 35, unless the account holder has a balance of less than UF 35 in his or her account, in which case the account holder will be allowed to withdraw the entire remaining balance. In addition, this constitutional amendment permitted beneficiaries of life annuities (rentas vitalicias) purchased from life insurance companies to withdraw, only once, and within a one-year period, up to 10% of the amount corresponding to the technical reserve that the beneficiary maintained with the relevant insurance company with a cap of UF 150. Amounts withdrawn under either type of arrangement were not subject to income tax.

Furthermore, Law No. 21,330 allowed pension fund account holders who exercised their right to withdraw to voluntarily increase the mandatory employer monthly contribution to their pension fund account by one percentage point (i.e., from 10% to 11% of their remuneration) for a minimum period of one year.

As a consequence of the entry into force of Law No. 21,330, on May 12, 2021, the insurance company Ohio National Seguros de Vida S.A. informed the CMF through a relevant fact that its controller, ON Global Holdings LLC, a subsidiary of Ohio National Financial Services, Inc. had formally activated the dispute resolution mechanism established in Article 10.14 of the Commercial Trade Agreement between the United States of America and the Republic of Chile. Through this mechanism, it sought to initiate friendly consultations and negotiations to address the negative consequences of Law No. 21,330, as well as any future laws on the matter. The insurer claimed that Chile was violating the right of ON Global Holdings LLC, as a foreign investor, to receive fair and equitable treatment, as well as the regulations that prohibit all types of direct or indirect expropriations.

On June 15, 2021, Chilena Consolidada Seguros de Vida S.A., a subsidiary of Zurich Insurance Company Ltd, sent a letter to the Ministers of Finance and Foreign Affairs formally requesting the initiation of a consultation process with Chile, under the provisions of Article 9 of the agreement between the Republic and the Swiss Confederation regarding the Promotion and Reciprocal Protection of Investments and its Protocol. The request aimed to open a procedure of friendly consultations and negotiations to resolve the negative consequences of Law No. 21,330, while also reserving the rights of Zurich Insurance Company Ltd to pursue legal action against the Republic of Chile.

On May 26, 2021, the Chilean insurance companies Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., CN Life Compañía de Seguros de Vida S.A. and Compañía de Seguros Confuturo S.A. presented a claim before the Santiago Court of Appeals challenging the legality of the measures proposed by the government and the speakers of each of the Senate and the Chamber of Deputies. The insurance companies argued that Law No. 21,330 infringed upon their property rights, since the measures proposed amount to a disguised expropriation. However, on June 2, 2021, the Santiago Court of Appeals ruled the claim inadmissible, a decision that was later upheld by the Supreme Court of Justice.

On May 8, 2021, Law No. 21,339 was published in the Official Gazette. This law introduced a new fiscal expense related to the third withdrawal from pension funds permitted by Law No. 21,330. Under Law No. 21,339, each insured person's capitalization account was credited with a social aid amount of up to Ps.200,000, which beneficiaries could voluntarily withdraw.

Between July 26 and August 17, 2021, the CMF held a public consultation process concerning a proposal to adopt a temporary increase to annuity pensions (Pensión de Renta Vitalicia). The regulatory proposal contemplates the creation of an accessory policy, which would regulate the specific increase percentage and its conditions. This regulation would allow beneficiaries of annuities to receive larger payments during the first years of retirement thereby operating as a supplementary coverage to their pensions. People opting for annuity pensions and beneficiaries of disability pensions would be eligible for this accessory policy. On November 4, 2021, the CMF published the regulations that approved the text of the general conditions for the temporary pension increase provision.

On January 26, 2023, Law No. 21,538 was published in the Official Gazette amending Law No. 21,419, which created the Universal Guaranteed Pension (Pensión Garantizada Universal or “PGU”). The PGU is a state benefit that seeks to improve the pensions of current and future pensioners through a maximum contribution of Ps.185,000 per month. The amendment introduced by Law No, 21,538 broadened the range of beneficiaries of the PGU by replacing the requirement of not belonging to a family within the wealthiest 10% of the population aged 65 or over in Chile with the requirement of not belonging to a family group within the wealthiest 10% of the population in Chile as a whole. As a result, the PGU is expected to benefit all pensioners who belong to the most vulnerable 90% of Chile’s total population. With the new Chilean Pension System Reform, the PGU will increase to Ps. 250,000 per month and will be implemented gradually among different age groups of the population. See “Recent Developments—Republic of Chile— Pension Funds and the Chilean Pension System”.

According to information provided by the pension fund industry, as of December 31, 2024, the total amount that pension fund account holders have redeemed pursuant to the three withdrawals permitted in connection with the COVID-19 pandemic (none of them in force at the date of this Annual Report) was approximately U.S.$49.3 billion, plus one withdrawal from life annuities (rentas vitalicias) from life insurance companies, amounting to U.S.$1 billion as of December 31, 2024.

On March 26, 2025, Law No. 21,735 was published in the Official Gazette enacting a reform to the Chilean Pension System. See “Recent Developments—Republic of Chile— Pension Funds and the Chilean Pension System”.

Insurance Companies and the Chilean Insurance System

The Insurance Companies Act of 1979 introduced a framework for the regulation of insurance companies. The basic principles included market determination of rates and commissions, equal access to foreign insurance companies, rules for commencing reserve funds and minimum capital and solvency criteria. Chilean law prescribes that life insurance companies can have liabilities equal to a maximum amount of 15 times their capital and reserves, while non-life insurance companies are limited to five times the amount of their capital and reserves.

Under the Insurance Companies Act, any person or entity offering insurance, either directly or indirectly, is first required to obtain authorization from the CMF. Neither individuals nor legal entities may enter into insurance contracts in Chile with an insurer not licensed to operate in Chile.

In September 2011, the government submitted a draft bill to Congress proposing amendments to the Insurance Companies Act. The bill proposes the establishment of a new monitoring system based on the evaluation of the financial risk and the risk management of insurance companies. As of the date of this report, the bill is under discussion.

As of December 31, 2024, there were 25 insurance companies operating in non-life insurance and 34 companies in the life insurance sector.

The Chilean insurance market is open to foreign investors, who are required to establish a Chilean corporation and operate it with a minimum equity capital of UF 90,000 (approximately US$3.48 million as of December 31, 2024).

Insurance companies are Chile’s second largest institutional investors, based on total volume of assets. As of December 31, 2024, the combined value of the portfolios of insurance companies stood at US$72.8 billion.

In December 2013, Congress enacted legislation amending all regulations referring to the insurance sector. This regulation introduced the following main changes: the removal of many formalities regarding insurance agreements, the incorporation of a “risk statement” to be issued by the insurer regarding the risk insured, and criminal regulation about fraud in insurance matters, among other changes.

Mutual and Investment Funds

Mutual Funds

Mutual funds were created in Chile in the 1960s. Their legal framework was comprehensively reformed in 1976. The Chilean mutual fund system faced serious difficulties during the financial crisis of 1983. However, since the early 1990s, mutual funds have had a sustained development increasing the investment alternatives in the market.

In 2001, legal initiatives intended to deregulate the mutual fund industry were introduced, providing the funds with more flexibility in their investment policy, and at the same time imposing higher standards for transparency and disclosure. Also in 2001, General Funds Managers (Administradoras Generales de Fondos) were introduced, allowing mutual funds, investment funds and housing funds to be organized under a unique managing structure, permitting them to take advantage of economies of scale in the administration of funds.

Currently, there are eight types of mutual funds, categorized by the types and maturities of securities they are permitted to invest. By the end of 2024, 23 mutual funds administrators were chartered in Chile, with collective portfolios totaling approximately US$79.0 billion.

PUBLIC SECTOR FINANCES

General

Long term economic policies have played an important role in maintaining macroeconomic stability without sacrificing the government’s commitment to reduce poverty and create equal economic opportunities for low-income families.

The main features of Chile’s fiscal policy are the following:

•	a countercyclical policy based on a Structural Balance Policy Rule;

•	using debt to finance government policies and to support the domestic market; and

•	a commitment to social welfare.

Public Sector Accounts and Fiscal Statistics

Public Sector Accounts

Chile’s public sector accounts reflect the revenues and expenditures of the central government. Public sector debt is comprised of all debt incurred by the central government. Separate accounts are kept for municipalities; non-financial public sector institutions, including state-owned enterprises; and Banco Estado. Only capital gains from privatizations, if any, are recorded as capital revenues and presented in Chile’s public sector accounts.

Public sector accounts do not include the Chilean Central Bank’s accounts. The Chilean Central Bank runs deficits or surpluses principally due to currency mismatching. In 2024, the Chilean Central Bank recorded a profit of US$2,616 million, compared to a loss of US$2,544 million in 2023, mainly due to net interest payments, non-financial costs (mostly attributed to personnel and administrative expenses) and costs of issuing and distributing working capital. The Chilean Central Bank’s equity (patrimonio neto) was negative by US$684 million as of December 31, 2024.

The system of local governments currently consists of 345 municipalities. Each municipality is a separate entity responsible for managing its own assets and budget but lacks authority to levy or collect taxes or incur financial indebtedness. Municipal budgets are funded by municipal fees and taxes collected on behalf of municipalities by the central government.

Fiscal Policy Framework — Structural Balance Policy Rule

The purpose of the current fiscal policy is to contribute to macroeconomic stability and efficiently and effectively manage public assets, create and improve opportunities and ensure social protection. In order to fulfill these goals, this policy has focused on the efficient use of public resources and the transparency in their management.

Since 2001, Chilean fiscal policy has been guided by the Structural Balance Policy Rule, which requires government spending to be based on long-term revenues (known as structural fiscal revenues). Structural fiscal revenues are determined by reference to projected economic activity based on capital and labor conditions and the price of copper, estimated in advance by independent economic experts. By linking public spending to trends in structural fiscal revenues rather than cyclical fluctuations in economic activity, copper prices and other similar factors, this helps mitigate adjustments in public spending in face of adverse economic effects or when the government receives substantial transitory revenues.

In September 2006, Law No. 20,128, or the Fiscal Responsibility Law (Ley Sobre Responsabilidad Fiscal) made the Structural Balance Policy Rule mandatory for the government. See “Public Sector Finances—Fiscal Responsibility Law.”

Overall, the Structural Balance Policy Rule has effectively helped to:

•	reduce the sovereign risk (the baseline risk for the private sector);

•	make long-term spending sustainable, decreasing the vulnerability of fiscal spending to abrupt changes in external conditions;

•	provide a source of internal savings in periods of strong growth, limiting the need for foreign capital;

•	remove the traditionally cyclical effect of government spending, reducing the extent to which the Chilean Central Bank needs to raise interest rates to avoid over-heating; and

•	add predictability and credibility to government policies, eliminating the potential interpretation of spending increases in recessions as populist responses to the cycle.

In 2010, the government appointed a special committee to assess the calculation methodology of the Structural Balance Policy Rule and make recommendations for adjustment, if appropriate. The adjustments introduced consisted of excluding temporary tax adjustments from structural income, and excluding the cyclical adjustments to interest on financial assets of the public treasury applied under the initial methodology. In addition, the elasticity of social security contributions for health care was recalculated.

In July 2011, the Minister of Finance, acting on a suggestion of the special committee, created a Fiscal Advisory Board, comprised of five independent experts with experience in fiscal and budgeting topics. The Fiscal Advisory Board’s main goal is to provide expert advice for the calculation of the structural variables of the Chilean economy, additional market confidence and increased transparency on the Structural Balance Policy Rule.

Structural deficits measured in accordance with the new methodology adopted in 2010 represented 0.5% of GDP in 2013 and 0.5 % of GDP in 2014, in each case, using 2008 prices to calculate GDP and taking into consideration the structural parameters (i.e., real GDP growth and long term copper price) for each year.

In September 2015, the Ministry of Finance adopted revisions to the calculation methodology and adjustments to the presentation of the structural balance intended to capture in the presentation on-going revisions of the structural parameters (i.e., real GDP growth and long term copper price) used in calculating the structural balance, and eliminated the molybdenum price cyclical adjustment from the parameters used to determine the structural balance.

Structural deficits measured in accordance with the new methodology represented 2.7% of GDP in 2020, 10.6% in 2021, (0.5)% in 2022, 2.7% in 2023 and 3.3% in 2024, in each case, taking into consideration structural parameters.

On February 16, 2019, Law No. 21,148 became effective establishing an autonomous fiscal council (the “Autonomous Fiscal Council”), which replaced the prior fiscal advisory council in the evaluation and monitoring of the cyclical adjustment of actual income made by the Chilean Budget Office. The Autonomous Fiscal Council has political and operational autonomy and is empowered to formulate observations and propose non-binding methodological or procedural changes to the Ministry of Finance as to the calculation of the structural balance. The Autonomous Fiscal Counsel is composed of five members appointed by the President of the Republic with the Senate’s consent.

Fiscal Responsibility Law

The Fiscal Responsibility Law provides the institutional framework for the Structural Balance Policy Rule that, prior to the enactment of this legislation, depended exclusively on administrative decisions and the relevant authority’s discretion. The statute draws on recommendations made by organizations such as the IMF, the IADB, the World Bank and the OECD with respect to best international practices on fiscal responsibility and transparency. The most important aspects of the Fiscal Responsibility Law related to the Structural Balance Policy Rule are described below.

Establishment of Principles of Fiscal Policy

Under the Fiscal Responsibility Law, each president must establish the principles of the administration’s fiscal policy within 90 days of taking office and expressly declare the implications this will have for the structural fiscal balance.

President Boric set the fiscal policy target for his administration in Decree No. 755 of June 29, 2022, setting the goal of reducing the structural deficit by 0.75% of GDP each year starting in 2022, achieving a fiscal balance deficit of 0.3% of GDP by 2026.

On September 27, 2023, President Boric amended Decree No. 755 (2022), outlining his administration’s fiscal policy targets for the current and next two years. The targets include reducing the structural deficit to 1.9% of GDP by 2024, 1.1% by 2025, and 0.5% by 2026. The original structural deficit reduction goal for 2026 was moderated.

Annual Calculation of Structural Balance

The Fiscal Responsibility Law also requires the government to report the structural situation of public finances, reflecting the sustainability of the fiscal policy to be implemented and the macroeconomic and financial implications of the government’s budgetary policy. The calculation of the public sector structural balance for the relevant fiscal year is a mandatory component of the budgeting process.

Contingent Liabilities

The government must disclose information regarding undertakings it has entered by way of financial guarantees. The Chilean Budget Office must report annually the total amount and nature of the liabilities for which state guarantees have been provided.

Pension Reserve Fund

The Fiscal Responsibility Law created a Pension Reserve Fund (Fondo de Reserva de Pensiones, or FRP) to cover future increases in expenditures for state-financed minimum pensions and old-age benefits. The FRP seeks to spread over time the financial burden that these liabilities will represent for the government and, at the same time, to clarify and explicitly incorporate this liability into the budgeting process and consider this factor in establishing the structural balance target.

The Fiscal Responsibility Law established an FRP contribution equivalent to the previous year’s effective fiscal surplus, with an upper limit of 0.5% of GDP and a guaranteed minimum of 0.2% of GDP. Over the first ten years of its life, no funds can be drawn. Thereafter the FRP can be up to a third of the annual increase in total expenditures for guaranteed pensions and old-age benefits. It is expected that the FRP will be exhausted in 2021, so long as withdrawals from the FRP in any calendar year do not exceed 5.0% of the expenditures for minimum pensions and old-age benefits envisaged in the budget for that year. However, Law No. 21,225 that implemented part of the Economic Emergency Plan, suspended the effective surpluses contributions to the FRP for years 2020 and 2021.

The FRP was created in December 2006, with an initial contribution of US$604.5 million.

The table below sets forth the contributions to and withdrawals from the FRP during the periods indicated, as well as the assets of the FRP at the end of each period:

	Contribution	Withdrawals	Total Assets at December 31,

	(in millions of US$)
2006	604.5	—	604.5
2007	736.4	—	1,466.4
2008	909.1	—	2,506.8
2009	836.7	—	3,420.8
2010	337.3	—	3,836.7
2011	443.3	—	4,405.6
2012	1,197.4	—	5,883.3
2013	1,376.8	—	7,335.1
2014	498.9	—	7,943.7
2015	463.9	—	8,112.2
2016	462.3	—	8,862.1
2017	505.2	313.9	10,011.0
2018	541.6	525.1	9,663.3
2019	563.9	576.5	10,812.1
2020	—	2,959.8	10,156.8
2021	—	1,576.5	7,472.9
2022	531.6	268.9	6,475.0
2023	1,640.5	299.9	8,638.5
2024	607.2	303.6	9,378.3

Economic and Social Stabilization Fund

The Fiscal Responsibility Law authorized the government to set up the Economic and Social Stabilization Fund (FEES) to absorb the existing Copper Income Stabilization Funds, establishing norms for the operation and management of this fund, contributions to this fund and other matters. The FEES is designed mainly to serve as a complement to the structural fiscal balance and to provide the government with a stable financial horizon by ensuring that a portion of any fiscal surplus is saved to be used to finance the government when there is a structural deficit. In this way, the fund is intended to insulate social spending from sharp changes in the economic cycle and in prices of copper and molybdenum, while harnessing public saving to strengthen the Chilean economy’s competitiveness.

The FEES was formed in March 2007, with an initial contribution of US$2.58 billion (including US$2.56 billion that had previously been included in the Copper Income Stabilization Funds).

The table below sets forth the contributions to and withdrawals from the FEES during the periods indicated, as well as the assets of the FEES at the end of each period:

	Contribution	Withdrawals	Total Assets at December 31,

	(in millions of US$)
2007	13,100.0	—	14,032.6
2008	5,000.0	—	20,210.7
2009	—	9,277.7	11,284.8
2010	1,362.3	150.0	12,720.1
2011	—	—	13,156.6
2012	1,700.0	—	14,997.5
2013	603.4	—	15,419.1
2014	—	498.9	14,688.8
2015	—	463.9	13,966.3
2016	—	462.3	13,772.1
2017	—	—	14,738.8
2018	—	541.6	14,133.9
2019	—	2,563.9	12,233.4
2020	—	4,090.0	8,955.2
2021	—	6,196.8	2,457.2
2022	5,997.7	0.1	7,514.0
2023	—	1,640.5	6,030.1
2024	—	2,407.2	3,618.2

Capitalization of the Chilean Central Bank

Under the Fiscal Responsibility Law, the government was authorized to capitalize the Chilean Central Bank until 2010, but only to the extent of the balance of the fiscal surplus that remained after the government had made its contribution to the FRP. In other words, the FRP has priority over other possible uses of the previous year’s fiscal surplus. Any portion of the fiscal surplus not used to capitalize the FRP or the Central Bank can be contributed to the FEES. Amounts equivalent to 0.5% of the annual GDP were contributed to the Chilean Central Bank in 2006, 2007 and 2008. Due to the fiscal deficit, no contribution was made in 2009 or 2010. Since the expiration of the authorization included in the Fiscal Responsibility Law, the government has not submitted any further bill to capitalize the Chilean Central Bank.

Investment Portfolio

The Fiscal Responsibility Law regulates how the Ministry of Finance invests the assets held in these new funds and other fiscal assets. Consistent with the rules adopted for the FRP, the Fiscal Responsibility Law establishes that portfolio managers may be hired for the FEES or, if the Ministry of Finance so decides, investments may be made directly by the Chilean Treasury Service. In addition, the Ministry of Finance is also empowered to entrust management of part or all of these resources to the Chilean Central Bank, acting directly or, following a tender, through third parties. If the Ministry of Finance relies on third parties for portfolio management or for certain of the transactions associated with the administration of financial assets, it must periodically commission independent audits of the condition of the funds and their management by these third parties. In addition, the law requires the Ministry of Finance to publish quarterly reports as to the condition of these funds.

Similarly, the Fiscal Responsibility Law created a financial committee to advise the Ministry of Finance on decisions regarding the investment of fiscal resources and the instructions it issues. The committee was established in 2007 with six experienced professionals in the fields of economics and finances as its members.

Management of Public Sector Assets and Liabilities

The Fiscal Responsibility Law contains rules designed to improve the management of the public sector’s assets and liabilities. Among these, the law regulates operations that commit the government to future payments, affecting institutional financial responsibilities and those of the state as a whole, and it also empowers the Ministry of National Property to charge for the use of properties it manages in order to reflect the real institutional cost of their use and promote efficiency in the use of state properties. The law also includes rules for the approval of information and evaluation systems that refer to investment projects.

Unemployment Contingency Program

The Anti-Unemployment Contingency Program (Programa de Contingencia contra el Desempleo) is intended to provide the government with adequate tools to address future high unemployment rates at a national, regional or local level. In practice, the program can be activated whenever the conditions established by Law No. 20,128 are met —that is, when the national three-month rolling average unemployment rate, measured by the INE, exceeds its average for the previous five months, or when it reaches 10.0% or more. In addition, the program can be activated when these conditions are not met but unemployment has nevertheless reached at least 10.0% in one or more Regions or specific provinces. In those cases, its resources can be used in the Region or province with the highest unemployment rates, or when unemployment reaches at least 10.0% in a specific locality even though the rate for the corresponding Region or province is less than 10.0%. The program became operational in June 2009 and the facilities available (direct employment as well as public investment initiatives that generate indirect employment opportunities, as well as unemployment benefits) were used in each year since then.

Official reports classify unemployment programs as follows, based on the objective pursued: (i) employment program for economic downturns, (ii) support for small business programs, (iii) work training and employment program, and (iv) public works programs.

Oil Prices Stabilization Funds

In 1991, the government created the first Oil Prices Stabilization Fund (Fondo de Estabilización de Precios del Petróleo, or OPSF) as a mechanism to mitigate the impact of fluctuations of international prices on domestic consumers of oil and related products. OPSF was triggered whenever the parity price (provided by the average international price from the two previous weeks) falls outside the reference band (with upper and lower limits of 12.5% over or below the reference price, respectively). Thus, when oil prices were above or below the reference band, the OPSF collected taxes or provides subsidies, to stabilize the mid-term trend in such prices. In June 2010, the OPSF was terminated.

In June 2010, the government created a new two-phase tax system instead of a fund system. The new system became effective in February 2011. The first phase of the system was initially called Sistema de Protección al Contribuyente del Impuesto Específico a los Combustibles (SIPCO), but was later modified in June 2014 and renamed Mecanismo de Estabilización de Precios de los Combustibles (MEPCO). This phase decreases taxes when international oil prices rise and increases taxes when such prices decline, such that the Chilean Treasury assumes the effects of stabilization on its tax revenue. The price band was set at 5.0% in 2014 and reference prices are set in pesos. In the second phase (Seguro de Protección al Contribuyente del Impuesto Específico a los Combustibles, or SEPCO), at the government’s discretion, the Ministry of Finance, on behalf of the Republic of Chile, is authorized to enter into derivatives to hedge oil price increases. The cost and indemnities paid under the derivatives are transferred to the specific indemnities paid under the derivatives are transferred to the specific tax applied to oil products which decreases when international oil prices exceed the reference band and increases when prices decline below the reference band, thereby transferring the benefits of this stabilization mechanism to consumers. Legislation approved in May 2012 improved SEPCO to avoid extreme shifts in consumer oil prices. This second phase has not been implemented.

On January 24, 2023, Law No. 21,537 was published in the Official Gazette and modified the fuel price stabilization mechanism that is intended to avoid fluctuations and extending the benefit of partial reimbursement of the specific fuel tax imposed on cargo carriers.

Budget Law and Political Initiatives

Congress cannot propose legislation on taxation, social security benefits, central government spending, employment programs or public financial management. Only the executive branch can propose bills on these matters, subject to approval or disapproval by Congress.

The responsibility for the preparation of the central government budget lies with the Ministry of Finance, which establishes overall targets and then works with the various ministries regarding specific allocations. Based on this work, the President of the Republic submits a budget bill to Congress no later than three months prior to its effective date (generally, each September 30). Congress reviews the proposed budget, but is only permitted to reduce expenditures; it may not change revenue estimates, increase expenditure items, reallocate funds or change financial management regulations. Congressional approval is normally obtained by the end of November. If the budget bill is not passed by Congress within 60 days of its submission by the president, it is deemed approved and becomes law. The government may submit to Congress supplementary budget bills in order to amend the budget law.

The following tables set forth a summary of public sector accounts (calculated on an accrual basis and as a percentage of GDP for the periods indicated):

Public Sector Finances

(In billions of US$ and % of total GDP)

	2020		2021		2022		2023		2024
	(US$)	(%)	(US$)	(%)	(US$)	(%)	(US$)	(%)	(US$)	(%)
Current Revenues and Expenditures
Revenues	50.7	19.9	76.2	24.1	78.0	25.8	76.3	22.7	72	22.6
Net taxes(1)	40.8	16.0	59.6	18.8	63.5	21.0	59.2	17.6	59.1	18.6
Copper revenues(2)	1.3	0.5	5.8	1.8	2.2	0.7	1.4	0.4	1.4	0.4
Social Security contributions	3.9	1.5	3.7	1.2	3.0	1.0	3.9	1.2	3.9	1.2
Donations	0.1	0.1	0.1	0.0	0.2	0.1	0.1	0.0	0.1	0.0
Real property incomes	1.1	0.4	0.7	0.2	4.4	1.4	5.7	1.7	2.1	0.6
Operational revenues	1.0	0.4	1.7	0.5	1.3	0.4	1.6	0.5	1.6	0.5
Other revenues	2,5	1.0	4.5	1.4	3.4	1.1	4.4	1.3	3.8	1.2
Expenditures	60.6	23.8	90.1	28.5	64.0	21.2	72.7	21.7	70.3	22.1
Wages and salaries	13.4	5.3	15.4	4.9	14.1	4.7	16.4	4.9	16.1	5.1
Goods and services	5.5	2.2	6.3	2.0	5.9	2.0	6.5	1.9	6.4	2.0
Interest on public debt	2.4	1.0	2.7	0.9	3.0	1.0	3.5	1.1	4.0	1.3
Transfer payments	27.9	11.0	53.3	16.8	28.2	9.3	29.8	8.9	27.6	8.7
Transfers to social security	11.1	4.4	12.2	3.9	12.4	4.1	16.2	4.8	15.9	5.0
Others	0.1	0.1	0.2	0.1	0.3	0.1	0.3	0.1	0.4	0.1

Capital Revenues and Expenditures
Revenues
Asset sales	—	—	—	—	—	—	—	—	—	—
Expenditures					10.6	3.5	11.6	3.5	11.0	3.5
Investment	6.1	2.0	5.7	2.0	4.5	1.5	5.0	1.5	4.7	1.5
Capital transfers	4.9	1.6	4.9	1.7	6.2	2.0	6.6	2.0	6.4	2.0
Central government	(1.6)	(7.3)	(1.5)	(7.7)	3.4	1.1	(8.0)	(2.4)	(9.4)	(3.0)
Structural balance(3)	(4.0)	(1.5)	(4.7)	(1.5)	0.7	0.2	(9.0)	(2.7)	(10.9)	(3.4)
Non-financial public institutions balance	3.6	1.4	3.3	1.1	2.4	0.8	1.4	0.4	0.7	0.2
Consolidated non-financial public sector surplus (deficit)	(14.9)	(5.8)	(21.0)	(6.7)	5.8	1.9	(6.6)	(2.0)	(8.7)	(2.7)

(1)	Taxes collected net of refunds.
(2)	Excludes transfers from Codelco under Law No. 13,196. This law (Ley Reservada del Cobre), which is not publicly disclosed, earmarks 10% of Codelco’s revenues from the export of copper and related byproducts for defense spending and these funds are therefore excluded from the central government’s current revenues. Defense spending is considered an extra budgetary expense in accordance with IMF accounting guidelines.
(3)	Reflects the amount that revenues and fiscal spending would have reached if GDP growth were at its trend level and the price of copper were at the medium-term price; therefore, it is intended to exclude the effects of cyclical economic activity fluctuations and the price of copper.
(4)	n.a. = Not available

Source: Chilean Budget Office.

Government Revenue

Due to the economic and social crisis caused by the COVID-19 pandemic, public sector revenues decreased to Ps.39,854 billion (equivalent to US$50.3 billion) in 2020 from Ps.42,240 billion (equivalent to US$60.1 billion) in 2019, and net taxes decreased to Ps 32.3 billion (equivalent to US$40.8 billion) for 2020, compared to Ps.34,579 billion (equivalent to US$49.2 billion) for 2019. Copper revenues increased to Ps.1,019 billion (equivalent to US$1.7 billion) in 2020 from Ps.710.9 billion (equivalent to US$1.0 billion) in 2019. This increase is attributable to an increase in the annual average of price for copper, which was US$2.8 per pound in 2020, as compared to US$2.7 per pound in 2019.

As a result, for 2020, the government recorded a fiscal deficit equivalent to US$18.5 billion, or 7.3% of GDP, and a structural fiscal deficit of US$6.7 billion, or 2.6% of GDP. As of April 30, 2021, the fiscal deficit for 2021 is expected to be approximately US$12.4 billion, or 3.8% of GDP.

Public sector revenues increased to Ps.57.9 billion (equivalent to US$76.2 billion) in 2021 from Ps.40.1 billion (equivalent to US$50.7 billion) in 2020. Net taxes increased to Ps.45.2 billion (equivalent to US$59.6 billion) for 2021, compared to Ps.32.3 billion (equivalent to US$40.8 billion) for 2020. Copper revenues increased to Ps.4.4 billion (equivalent to US$5.8 billion) in 2021 from Ps.1.0 billion (equivalent to US$1.7 billion) in 2020. This increase is attributable to an increase in the annual average of price for copper, which was US$4.2 per pound in 2021, as compared to US$2.9 per pound in 2020.

As a result, for 2021, the government recorded a fiscal deficit equivalent to US$24.4 billion, or 7.7% of GDP, and a structural fiscal deficit of US$34.1 billion, or 10.8% of GDP.

Public sector revenues increased to Ps.68.6 trillion (equivalent to US$78.7 billion) in 2022 from Ps.57.9 trillion (equivalent to US$76.2 billion) in 2021. Net taxes increased to Ps.55.4 trillion (equivalent to US$63.5 billion) for 2022, compared to Ps.45.3 trillion (equivalent to US$59.6 billion) for 2021. Copper revenues decreased to Ps.2.0 trillion (equivalent to US$2.2 billion) in 2022 from Ps.4.4 trillion (equivalent to US$5.8 billion) in 2021. This decrease is attributable to a decrease in the annual average of price for copper, which was US$4.0 per pound in 2022, as compared to US$4.2 per pound in 2021.

As a result, for 2022, the government recorded a fiscal deficit equivalent to US$(3.4) billion, or (1.1)% of GDP, and a structural fiscal deficit of US$(739) billion, or (0.2)% of GDP.

Public sector revenues decreased to Ps.64.0 trillion (equivalent to US$76.3 billion) in 2023 from Ps.68.1 trillion (equivalent to US$78.0 billion) in 2022. Net taxes decreased to Ps.49.7 trillion (equivalent to US$59.2 billion) for 2023, compared to Ps.55.4 trillion (equivalent to US$63.5 billion) for 2022. Copper revenues decreased to Ps.1.2 trillion (equivalent to US$1.4 billion) in 2023 from Ps.2.0 trillion (equivalent to US$2.2 billion) in 2022. This decrease is attributable to a decrease in the annual average price for copper, which was US$3.84 per pound in 2023, as compared to US$4.0 per pound in 2022.

As a result, for 2023, the government recorded a fiscal deficit equivalent to US$8.0 billion, or 2.4% of GDP, and a structural fiscal deficit of US$9.0 billion, or 2.7% of GDP.

Public sector revenues increased to Ps.67.9 trillion (equivalent to US$72 billion) in 2024 from Ps.64.0 trillion (equivalent to US$76.3 billion) in 2023. Net taxes increased to Ps.55.7 trillion (equivalent to US$59.1 billion) for 2024, compared to Ps.49.7 trillion (equivalent to US$59.2 billion) for 2023. Copper revenues increased to Ps.1.3 trillion (equivalent to US$1.4 billion) in 2024 from Ps.1.2 trillion (equivalent to US$1.4 billion) in 2023. This increase is attributable to an increase in the annual average of price for copper, which was US$4.15 per pound in 2024, as compared to US$3.84 per pound in 2023.

As a result, for 2024, the government recorded a fiscal deficit equivalent to US$9.4 billion, or 3.0% of GDP, and a structural fiscal deficit of US$10.9 billion, or 3.4% of GDP.

Taxation

Government expenditures are financed principally through the collection of value-added taxes, excise taxes, income taxes, tariffs and other minor taxes, as well as operational revenues, social security revenues and transfers from state-owned companies. Tax revenues in any given year are dependent on developments affecting the economy taken as a whole, as well as variations affecting each sector of the Chilean economy. In 2024, tax revenues represented 18.6% of GDP, reflecting an increase of 0.9% compared to 2023.

Chile’s tax structure includes indirect and direct taxes.

Indirect taxes represent the largest source of tax revenue and include value-added tax (VAT), specific consumption taxes and customs duties.

VAT is levied at a single rate of 19.0% on sales of goods and services, as well as on imports. There are limited exemptions, principally in the area of exports of goods and services and the performance of professional and independent personal services. VAT charged on goods sold and services rendered represents for the taxpayer a fiscal debit that must be declared and paid on a monthly basis, after deducting the fiscal credit represented by VAT borne on purchases, imports or services received for the same tax period or the accumulated unused balance from prior periods.

Specific consumption taxes include taxes on fuel, tobacco and beverages sales. In the 2014 tax reform, corrective taxes were raised, in the case of tobacco, or introduced, in the case of certain beverages. These changes are reflected in the tables below:

Corrective Taxes Rates per the 2014 Tax Reform

Beverages

(%)

2014 Specific Tax Rate
Non-alcoholic beverages	10.0
Non-alcoholic beverages containing added sugar	18.0
Alcoholic beverages, wine and beer	20.5
Other alcoholic beverages, including distilled liquor	31.0

Tobacco

(%)

	2013	2014
Ad valorem tax rate	60.50	30.0
Per unit (UTM)(1)	0.000128803	0.0010304240

(1)	Unidad Tributaria Mensual (monthly inflation-linked unit). As of December 31, 2014, the UTM equaled Ps.43,198.

Ad Valorem Tax Rate

Customs duties consist of an ad valorem tax on imports. The rate is 6.0%, although the effective import tariff was 0.9% in 2014 because of the volume of imports that benefit from free trade agreements to which Chile is a party.

Direct taxes include the corporate income tax and personal income tax. Under the 2014 tax reform, corporate income was annually taxed at a rate of 25.0% or 27.0%, depending on the regime companies adopted. Under the “attribution regime,” which levied a 25.0% tax rate on company income for each tax year, income taxes were immediately allocated to the company’s shareholders. Under the partially integrated regime, tax was levied at a 27.0% rate on a company’s annual income. A shareholder of a company operating under partially integrated regime could claim a personal income tax credit of up to 65.0% of the taxes paid by the company attributable to that shareholder, unless the shareholder was resident in a country with which Chile had entered into a tax treaty, in which case the shareholder could claim a tax credit of up to 100.0% of the taxes paid by the company attributable to that shareholder.

The following table sets forth the composition of the central government’s tax revenues for the periods indicated:

Composition of the Central Government’s Tax Revenues

(as a percentage of total revenues)

	2020	2021	2022	2023	2024
Value-added tax	49.4	50.3	48.6	40.8	41.5
Income tax	38.8	41.6	44.2	48.6	48.0
Other taxes on goods and services	8.8	6.0	5.4	9.0	7.7
Foreign trade tax(1)	0.9	1.0	1.0	1.5	1.0
Other taxes	2.1	1.0	0.8	0.6	1.8
Total	100.0	100.0	100.0	100.0	100.0

  (1) Customs duties.

 Source: Chilean Budget Office.

Tax Measures for Foreign Investors

Foreign shareholders are generally subject to capital gains tax at a rate of 35.0%. Certain foreign institutional investors are exempt from capital gains tax on corporate bonds issued before May 1, 2014 and all foreign investors are exempt from capital gains tax on corporate bonds issued after May 1, 2014 as long as the issuer makes the appropriate election under article 104 of the Income Tax Law. Generally, interest income paid to individuals or legal entities not domiciled in Chile is subject to withholding tax at a rate of 35.0% (or 4.0% in certain cases).

Chile applies transfer pricing rules in transactions between related parties. In this regard, the Income Tax Law provides for the application of the following methods: cost plus method, resale minus method and reasonable profitability method (or comparable uncontrolled price method). Provided no domestic comparable securities exist, the Chilean tax administration may challenge transfer prices on the basis of information available in the international market regarding the value of the same type of goods or services.

The government has entered into, and is currently negotiating with other countries, international agreements to avoid double taxation and to prevent tax evasion. Most of these agreements are or are expected to be based on the OECD model agreement. As of the date of this Annual Report Chile currently has agreements in force with the following countries: Argentina, Australia, Austria, Belgium, Brazil, Canada, China, Colombia, Croatia, Czech Republic, Denmark, Ecuador, France, India, Ireland, Italy, Japan, Malaysia, Mexico, Norway, New Zealand, Paraguay, Peru, Poland, Portugal, Russia, Spain, Sweden, Switzerland, South Africa, South Korea, Thailand, United Arab Emirates, United Kingdom, United States of America and Uruguay.

On June 22, 2023, the United States Senate approved the convention between the United States and Chile to avoid double taxation and prevent fiscal evasion. On November 15, 2023, Chile approved and ratified for a second time since 2015 this convention. The convention is expected to reduce double taxation and lower withholding rates between the two countries. Most of the provisions are in effect as of January 1, 2024, except for those related to the reduced withholding tax rates, which came into effect as of February 1, 2024. The main provisions contained in the Convention relate to the taxation of (i) income from real property; (ii) business profits; (iii) international transport; (iv) associated enterprises; (v) dividends; (vi) interest; (vii) royalties; (viii) capital gains; (ix) independent personal services; (x) dependent personal services; (xi) directors’ fees; (xii) artists and athletes; (xiii) pensions, social security, alimony and child support; (xiv) government services; (xv) students and trainees; and (xvi) other sources of income.

The following are some of the principal provisions contained in the Convention:

(i)	Business Profits: Payments made for services from Chile to the United States are generally subject to withholding tax (Impuesto Adicional) ranging from 15% to 35%. Under the Convention, these payments will be exempt from withholding taxes, except for certain exceptions detailed in the Convention.
(ii)	Interest: Interest payments made from Chile to the United States are subject to a 35% withholding tax. Under the Convention, the rate will be reduced to 15%, which would also be subject to an additional decrease to 10% within five years. The Chilean Income Tax law provides a more beneficial reduced 4% withholding tax applicable to certain types of non-resident lenders, such as banks, financial institutions, pension funds and insurance companies, provided certain additional and specific requirements are met.
(iii)	Royalties: Royalty payments made from Chile to the United States are generally subject to a 30% withholding tax. Under the Convention, the general rate will be reduced to 10%, and a 2% rate will apply to royalties for the use of industrial, commercial, or scientific equipment.
(iv)	Capital Gains: Capital gains from the sale of shares obtained by non-residents in Chile are subject to a 35% withholding tax. Under the Convention, this rate, depending on the type of asset to be disposed of, will be reduced to 16%, if certain conditions established in the Convention are met. In some specific cases, these gains may not be taxed. When capital gains arise from the sale of stocks, bonds, or other instruments traded on the stock exchange by a resident of a contracting state, they are not subject to withholding tax, provided that certain requirements are met.
(v)	Dividends: Dividends paid from Chile to the United States, in accordance with the “Chile Clause”, will continue to be subject to a 35% withholding tax rate. However, U.S. residents can apply 100% of tax credits received for the payment of “First Category Taxes” against withholding taxes on dividends. The payment of withholding taxes on dividends with “First Category Tax” credits results in an effective rate of 8% on dividends and a maximum marginal rate of 35% (i.e., “First Category Tax” plus withholding tax). Under current legislation, such benefit is effective until 2026, but with the Convention’s full entry into effect, it will be extended indefinitely.
(vi)	Elimination of Double Taxation: The Convention establishes specific mechanisms to avoid double taxation. The mechanisms include, for example, the granting of a tax credit for taxes paid in the country of origin of the income. The objective is to ensure that a taxpayer is not taxed twice on the same income in both countries, thus encouraging investment between the two countries.

Recent Tax Measures and Reforms

On February 4, 2022, Law No. 21,420 was published in the Official Gazette, reducing or eliminating certain tax exemptions to increase tax collections, which over time are expected to fund the Universal Guaranteed Pension Law (Ley de Pensión Garantizada Universal or “PGU”). The main tax measures established by Law No. 21,420 include the following and, except as otherwise indicated below, all such measures became effective on April 4, 2022:

•	Capital gains tax on the sale of shares and other financial instruments with stock market presence (i.e., active trading): The Income Tax Law considered certain capital gains arising from the sale of shares and other financial instruments with “stock market presence” (active trading) non-taxable income. Law No. 21,420 taxes, with a 10% single tax, the capital gains obtained in the sale of shares and other financial instruments that trade in stock markets. However, capital gains obtained by institutional investors, domiciled in Chile or abroad, will continue to be exempt according to this provision. Law No. 21,420 provides that this 10% single tax would apply to capital gains arising from sales made after 6 months from the first day of the month following the publication of the law in the Official Gazette. Taxpayers domiciled or resident in Chile are temporarily granted the option to consider as acquisition cost of the corresponding shares or financial instruments their official closing price as of December 31, 2021. This option is not granted to taxpayers domiciled or resident abroad.

•	Elimination of special credit for construction companies: Construction companies were entitled to deduct from the amount of their Monthly Income Tax Provisional Payments (Pagos Provisionales Mensuales) a 65% of the value added tax (“VAT”) debit on the sale of certain real estate for residential purposes with a value of up to US$76,000. Law No. 21,420 gradually eliminates such special credit starting on January 1, 2023 through January 1, 2025. However, on April 5, 2023, Congress approved an amendment postponing the gradual elimination until January 1, 2027.

•	Elimination of certain tax benefits for “economic properties” owned by individuals: Decree No. 2 of 1959 considered as a non-taxable, among others, the income arising from the renting of “economic properties” owned by individuals. These benefits applied up to a limit of two properties per individual. However, properties acquired prior to 2010 are not subject to such limit on the number of properties. Law No. 21,420 provides that as of January 1, 2023, such benefits would be limited to a maximum of two properties regardless of their acquisition date.

•	Services subject to VAT: Currently, VAT Law levies activities listed in Article 20 No. 3 and No. 4 of the Income Tax Law, and those listed in Article 8 (e.g., commerce and industry). Law No. 21,420 provides that generally any service rendered as of January 1, 2023 would be subject to VAT, unless a special exemption applies. However, certain services related to health, education and passenger transportation would continue to be exempt from VAT.

•	Life insurance taxation: Income obtained by beneficiaries of certain life insurance policies agreements were considered as a non-taxable income. Law No. 21,420 levies with Inheritance and Gift Tax (Impuesto a la Herencia y Donaciones) all benefits arising from life insurance agreements entered after the effective date of the publication of Law No. 21,420 in the Official Gazette.

•	Exclusion of the payment of the surtax on property owned by the Chilean Treasury and municipalities from the Territorial Tax: Law No. 21,420 exempts the Chilean Treasury and municipalities from land surtax on the properties they own. This measure, as established in the Financial Report No. 163 issued by the Budget Department of the Ministry of Finance, would have a neutral fiscal impact, because the lower tax revenues resulting from the exemption should be accompanied by a lower fiscal expenditure of an equivalent magnitude.

•	Luxury goods tax: Law No. 21,420 incorporates a new annual tax rate at 2% on the current market price of certain goods considered luxury goods located within the national territory, such as (i) helicopters, private airplanes and yachts whose market value is higher than 122 UTA (Unidad Tributaria Annual) (approximately U.S.$100,000), and (ii) automobiles, station wagons and similar vehicles whose market value is higher than 62 UTA (approximately U.S.$50,000). Assets owned by the Treasury or Municipalities and those belonging to a company engaged in productive activities will not be affected, provided that they are effectively used and indispensable for carrying out certain activities. The tax will be accrued annually on January 1 of each year, considering the assets owned by the taxpayer as of December 31 of the immediate previous year.

On April 12, 2022, Law No. 21,440 was published in the Official Gazette amending the Municipal Income Law (Ley de Rentas Municipales, D.L. N°3.063, 1979). This law seeks to create a more flexible regime of tax benefits applicable for donations made in favor of non-profit organization registered in a public registry. The main amendments include an additional and complementary more flexible regimen for carrying out and receiving donations, broadening the scope of the purposes and destination of this donations, and enabling donations of a broader scope of assets, among which are included certain publicly registered intangible assets.

On June 30, 2022, Law No. 21,453 was published in the Official Gazette aimed at reducing tax evasion. This statute provides that banks and other financial institutions shall report to the Chilean Tax Authority operations equal or greater than 1,500 UF (approximately US$61,000 ). In addition, it states that companies and individuals shall submit an annual affidavit to the Chilean Tax Authority providing information about their offshore investments, including information about their investments made during the previous year, amounts and type of investments, country in which they are located, and other specific details. Finally, the approved legislation provides that companies resident, domiciled or incorporated in Chile obtaining passive income subject to CFC Rules according to Article 41 G of the Decree Law No. 824 of 1974, Income Tax Law (Ley de Impuesto a la Renta) shall not use their investments abroad in an abusive manner to defer or reduce the taxes of their owners, partners, or shareholders.

On December 3, 2022, Law No. 21,514 was published in the Official Gazette creating the FOGAPE Chile Apoya Program (See “The Chilean Government” above) and a Tax Debt Relief Program. Law No. 21,514 empowers the General Treasury of the Republic to enter into payment plan agreements with facilities of up to 48 months, allowing taxpayers to pay their taxes due until June 30, 2022 in monthly installments. In addition, the General Treasury of the Republic waived all interest and penalties for late payments of the respective taxes at the time of signing the payment plan agreements.

On January 24, 2023, Law No. 21,537 was published in the Official Gazette and modified the fuel price stabilization mechanism that is intended to avoid fluctuations and extending the benefit of partial reimbursement of the specific fuel tax imposed on cargo carriers.

On February 15, 2023, Law No. 21,540 was published in the Official Gazette restoring the tax treatment for leasing contracts involving financing or financial leasing operations before Law No. 21,420, which reduced or eliminated tax exemptions. Law No. 21,540 came into effect on January 1, 2024.

On May 30, 2023, Law No. 21,578 was published, which establishes a gradual increase in the minimum salary and provides a range of benefits and subsidies for SMEs. These benefits include: (i) extension of the 10% First Category Tax rate benefit throughout 2023, and (ii) a 12.5% increase in the First Category Tax rate exclusively for the year 2024. This law came into force on June 1, 2023.

On September 29, 2023, Decree No. 4 of 2023 issued by the Ministry of Environment was published in the Official Gazette, containing the Regulation of Emission Reduction Projects to Offset Taxable Emissions under Article 8 of Law No. 20,780. This decree establishes comprehensive guidelines, encompassing the requirements, obligations, procedural aspects, and documentation related to emission reduction projects. It also outlines the process for obtaining certificates to offset emissions subject to the Green Tax on Stationary Sources.

On April 5, 2023, Congress approved a bill of law amending the elimination of the special credit for construction companies introduced by Law No. 21,420, to delay its gradual elimination through January 1, 2027.

On August 10, 2023, Law No. 21,591, also known as the “Mining Royalty Law” was published in the Official Gazette, establishing a series of changes in mining taxation that will come into effect on January 1, 2024. Under the Mining Royalty Law, the specific tax on mining activities will be replaced by a “Mining Royalty”, providing a compensation formula equivalent to the sum of two components: (i) an Ad Valorem charge (1%) calculated over annual gross sales applicable for mining operators whose annual gross sales exceed 50,000 metric tons of fine copper, and (ii) a charge related to the profitability of the mining company that varies between 8% and 26%. The Mining Royalty Law establishes a maximum potential tax burden differentiated according to the level of production of each large mining company, which is equivalent to 46.5% of the adjusted mining operating taxable income. These changes will not affect operators with tax invariability agreements until their invariability period expires.

On October 31, 2023, Law No. 21,631 was published in the Official Gazette, establishing a transitory and extraordinary tax benefit for the purchase of new real estate property acquired with mortgage-backed loans. The benefit that applies to individuals with residence or domicile in Chile will consist of a refundable tax credit of up to 16 Unidades Tributarias Mensuales (monthly inflation-linked tax units; approximately US$1,100). The tax credit will have a term of five years and it is expected to be a boost to the acquisition of new real estate property.

On February 5, 2024, Law No. 21,648 was published in the Official Gazette, amending the Tax Code and establishing the obligation to inform the initiation of business (iniciación de actividades) to the Chilean Internal Revenue Service for persons who remain in Chile, whether uninterruptedly or not, for a period or periods that in total exceed 183 days, within any twelve-month period, who operate in foreign trade when, within a rolling 12-month period, they make imports to Chile with a transaction value of at least US$3,000 each, unless they can prove that the goods are for their personal consumption or use. The amendment intends to contribute to the Chilean Internal Revenue Service’s and the National Customs Service’s control of tax infractions and customs offenses and the prosecution of organized crime, as they will be able to supervise this type of operations that would facilitate informal trade.

On February 20, 2024, Decree No. 71 was published in the Official Gazette, introducing tax benefits to manage wildfire emergencies and catastrophes in the Region of Valparaíso. These benefits include the extension of deadlines for the declaration and payment of taxes specified in the Income Tax Law and VAT Law. Additionally, the decree granted the Chilean IRS the authority to waive interests and fines. Furthermore, it extended the deadline for property tax payment, with the option for special agreements, among other provisions.

On July 1, 2024, Law No. 21,681 was published in the Official Gazette, creating the Fire Emergency Transitory Fund. This law also established a new final tax substitute, allowing taxpayers to replace their final taxes (i.e., global complementary tax and additional tax) with a single fixed-rate tax. The substitute tax rate is set at 12% for those under the semi-integrated general regime (without first category tax credit) and 30% for those under the pro-pyme regime (with first category tax credit). Amounts taxed under this regime will be considered fully taxed and can be withdrawn without adhering to the imputation order of the income tax law. Taxpayers will be able to benefit from this tax regime until January 31, 2025.

Government Expenditures

In recent years, central government expenditures have consisted primarily of wages, salaries and transfers to the social security system, with capital expenditures and interest on public debt accounting for most of the balance. In 2020, public expenditures grew in real terms by 10.4%, mainly due to a 14.4% increase in current expenditures as a response to the COVID-19 crisis, while capital expenditures decreased by 11.4% during such year. In 2021, public expenditures grew in real terms by 33.4%, mainly due to a 36.4% increase in current expenditures, while capital expenditures increased by 8.7% during such year. In 2022, public expenditures grew in real terms by 23%, mainly due to a 26.2% decrease in current expenditures, while capital expenditures increased by 4.6% during such year. In 2023, public expenditures grew in real terms by 1.0%, mainly due to a 1.6% increase in current expenditures, while capital expenditures decreased by 2.4% during such year. In 2024, public expenditures grew in real terms by 3.5%, mainly due to a 7.6% increase in current expenditures, while capital expenditures decreased by 5.2% during such year.

The largest category of the government’s expenditures has generally been social programs, particularly social security, health and education. In 2024, the latest available data, social programs, support systems to protect families, including national administration expenditures, accounted for 89.1% of total government expenditures. During the 2020-2024 period, expenditures for social programs grew in real terms at an average annual rate of 1.7%.

Interest payments on public debt amounted to 4.9% of the government’s expenditures in 2024, representing 1.3% of GDP.

The following table provides a summary of government expenditures by category for the dates indicated:

Central Government Expenditures

(in billions of constant 2023 Pesos)

	2020	2021	2022	2023	2024
National administration(1)	10.793	10.989	11.091	11.481	13.155
Social programs	-	-	-	-	-
Health	15.180	16.598	15.035	14.927	16.529
Housing	887	930	969	954	896
Social security	20.316	39.603	20.560	20.749	21.805
Education	13.634	13.826	13.273	13.918	15.217
Other social programs	704	750	812	1.123	854
Total	61.514	82.698	61.740	63.151	68.456
Economic programs(2)	7.275	9.041	8.931	8.268	8.351
Total central government expenditures	68.789	91.739	70.671	71.419	76.808
Interest payments on public debt	2.432	2.472	2.840	2.973	3.771

(1)	Includes government, defense, justice and security functions.
(2)	Includes promotion and regulation of economic activities as well as the support of infrastructure projects.

Source: Chilean Budget Office.

Defense Expenditure

In September 2019, Congress repealed the Reserved Copper Act (Ley Reservada del Cobre), which set forth the government’s obligation to contribute to defense spending in an amount equal to 10.0% of Codelco’s revenues from the export of copper and related by products and replaced it with the Armed Forces Financing Act (Ley de Financiamiento de Fuerzas Armadas). Such legislation establishes a dedicated fund (Fondo Plurianual para las Capacidades Estratégicas de la Defensa) to finance the Chilean armed forces’ medium and long-term expenses, from operating expenses to associated infrastructure, as well as a committee (Consejo del Fondo Plurianual para las Capacidades Estratégicas de la Defensa) comprised of five members in charge of overseeing the control of financial flows. In order to support the Chilean armed forces’ capabilities, the government will make an initial contribution (aporte basal) to the dedicated fund, while the Chilean Central Bank will be responsible for managing a strategic contingency fund (Fondo de Contingencia Estratégico), to be used in critical situations. The legislation also introduces an eight-year national defense policy, which includes a four-year investment plan for the employment of such funds, supervised by the Office of the Comptroller General of the Republic (Contraloría General de la República) and reviewed by the technical commissions (Comisiones Técnicas) of the Senate and the Chamber of Deputies. Codelco’s contributions to defense spending will be phased out over a decade.

2025 Budget

On December 13, 2024, Law No. 21,722 was published in the Official Gazette, approving the 2025 budget (“2025 Budget”) as submitted by the Chilean government to Congress in September 2024.

The main objectives of the 2025 Budget include (i) a focus on public safety, security and social cohesion and economic security, working towards reaching a growth rate of 15% of the country's spending for such issues since the beginning of the current administration; (ii) an increase of 11.4% compared to the budget for year 2024 (the “2024 Budget”) for housing; (iii) a 68% increase compared to the 2024 Budget in health resources to continue with the strategy to reduce waiting times; and (iv) a 32% increase compared to the 2024 Budget for local education services.

The following table sets forth the macroeconomic assumptions underlying the 2025 Budget when the bill was submitted to Congress:

2025 Budget Assumptions

Real GDP growth (% change compared to the prior year)	2.7
Real domestic demand growth (% change compared to the prior year)	3.4
CPI (annual variation, percentage average)	4.2
Annual average nominal exchange rate (Ps./US$1.00)	887
Annual average copper price (US$ cents per pound)	430

Source: Chilean Budget Office.

Under these assumptions, projected central government revenues, when measured in constant pesos of 2025, are expected to reach Ps.79.3 billion in 2025. Projected central government expenditures, when measured in constant pesos of 2025, are expected to reach Ps.82.5 billion in 2025. As a result, the effective deficit is expected to amount to 1.0% in 2025, while the central government’s gross debt is expected to reach 41.3% of GDP in 2025. The 2025 Budget allows for the incurrence of indebtedness by Chile in an amount of US$17 billion. These assumptions are revised each quarter. See “Recent Developments—Republic of Chile—The Chilean Government—2025 Budget.”

While these projections might have been reasonable when formulated, they are subject to certain risks and uncertainties, including the potential effects of current events that are not reasonably foreseeable or known at this time, that could cause actual results to materially differ from those contemplated by these projections. Accordingly, the Republic gives no assurance that actual events will not materially differ from the information set forth above.

Public Contingent Liabilities

Public contingent liabilities may materialize depending on the course of events and from a variety of sources, as described below (only direct fiscal sources are included):

•	Litigation: The central government and other state-owned agencies face private lawsuits. If the courts rule against the government or if a settlement is agreed, payments will be required. In the nine-month period ending September 30, 2024, the government paid approximately Ps.11,511 billions (approximately US$12,428 million as of September 30, 2024).

•	Infrastructure Concessions Program Guarantees: Certain contracts between the government and a concessionaire guarantee minimum revenues to the private operator. If the effective revenues are less than this minimum, the government is contractually required to cover the shortfall. The government estimates that approximately Ps.378 billion (approximately US$409 million as of September 30, 2024) were paid on account of program guarantees in the nine-month period ending September 30, 2024.

•	Bank Time Deposit Guarantees: The government guarantees certain time deposits, savings accounts and certain securities held by individuals. This guarantee is subject to a maximum of UF200 (or approximately Ps. 7.6 million or US$7,744 as of December 31, 2024) per person for each calendar year. There have been no bank defaults in Chile since the deposit guarantee program was put in place. If all banks in Chile were to default, the maximum fiscal exposure under the government guarantee, estimated as of September 30, 2024, would represent approximately 5.46% of GDP.

•	Pension Guarantees: The Chilean social security pension system provides a minimum pension guarantee to retirees that have made contributions for at least 20 years but have not saved enough money to reach the minimum pension amount. The shortfall is covered by the government. In July 2008, pension reforms came into force that gradually raise the established minimum guaranteed by the state by providing minimum pensions for elderly and disabled citizens even if they have not contributed or have done so for less than 20 years. For 2022, government payments under the pension system represented 1.7% of GDP and are expected to gradually increase to 2.5% of GDP in 2030. To guarantee the sustainable financing of the pension system, the government created the Pension Reserve Fund.

•	Pension Reform Bonds: The aggregate principal amount outstanding under the pension reform bonds (Bonos de Reconocimiento) reached 0.03% of GDP as of December 31, 2024, as compared to 0.1% of GDP in 2023.

•	Debt Guarantees: As of September 30, 2024, the total value of financial guarantees issued by the government, represented solely by internal guarantees for locally issued debt, equaled 0.76% of 2024’s GDP. Of these internal guarantees, 77.9% were incurred by EFE and 17.1% by Metro.

•	University Loan Guarantees: Since 2006, the Chilean government has undertaken to reimburse financial institutions for amounts advanced to university students that are not repaid after those students complete or otherwise terminate their studies. The Chilean Treasury is authorized to withhold amounts due from salaries or tax reimbursements to the original student debtors to recover amounts paid to universities. As of December 31, 2024, the government’s maximum exposure under the program was estimated to represent 1.55% of GDP.

•	CORFO Investment Fund: Since 1985, CORFO has been implementing different mechanisms to guarantee liabilities financing productive activities. With that purpose, the 2003 budget law and Decree No. 793 of the Ministry of Finance created an investment fund (Fondo de Cobertura de Riesgos) and allowed CORFO to contract indirect liabilities up to eight times its capital. The aggregate amount of the guaranteed liabilities as of September 30, 2024 totaled approximately Ps. 589.7 billion (approximately US$ 637 million as of September 30, 2024. CORFO’s liabilities are not expressly guaranteed by the government.

•	Small Enterprise Guarantees Fund (FOGAPE): The FOGAPE is a fund designated to guarantee financing granted by public or private financial institutions to small companies. As of the September 30, 2024, FOGAPE granted guarantees for a total amount of US$1,164 million.

As of December 31, 2024, the government’s total contingent liabilities represented approximately 10.36% of GDP.

Government Litigation

Chile and many of its governmental agencies are currently, and may in the future be, subject to lawsuits before various courts. Although Chile is actively defending current disputes through the Council for the Defense of the State (Consejo de Defensa del Estado, or CDE), other specialized agencies and private domestic and international law firms, no assurances can be given regarding their outcome.

Domestically, Chile is a defendant in lawsuits before local courts seeking redress for damages allegedly caused by the actions of public institutions or civil servants. Legal defense for these cases is mainly undertaken by the Council for the Defense of the State. As of September 30, 2024, there were approximately 42,457 active judicial proceedings throughout the country, with aggregate claims of Ps. 12,450 billion (approximately US$13,441 million as of September 30, 2024), involving expropriation, criminal, civil, tax and other matters.

Claims against Chile regarding infrastructure concessions are resolved by a special arbitral system. As of September 30, 2024, disputes pending before the arbitral system involved claims representing approximately 0.12% of GDP. The government has made payments on approximately 24.57% of all claims brought against it since the system began operating. See “The Economy—Privatization and Infrastructure—Public Works—Infrastructure Concessions.”

Government-owned Enterprises

The following table sets forth the government’s share ownership and total assets of the principal state-owned enterprises as of December 31, 2024, and revenue and net income (loss) for the year ended December 31, 2024, unless otherwise indicated:

			Revenue for the	Net Income (Loss)
	Percentage of	Total Assets at	Year Ended	for the Year
	State Ownership	December 31,	December 31,	Ended December
	as of December	2024 (in millions	2024 (in millions	31, 2024 (in
	31, 2024	of US$)	of US$)	millions of US$)
Main Public Sector Enterprises:
Banco Estado (financial)	100.0%	58,353	2,897	511
Codelco (copper)	100.0%	49,701	16,993	1,534
ENAP (oil and gas)	100.0%	7,397	9,353	408
Enami (mining)	100.0%	1,037	1,272	131
EFE (railway)	100.0%	3,228	139	(176)
Metro (Santiago’s subway)	100.0%	7,122	596	(958)

Source: Chilean Budget Office.

Banco Estado

Banco Estado is an autonomous commercial bank, wholly owned by the state, subject to the same laws and regulations as Chilean private-sector banks and supervised by the CMF. It is one of the largest Chilean financial institutions. As of December 31, 2024, Banco Estado had 406 branches and had issued approximately 20 million term savings accounts. It offers comprehensive financial services throughout the country, with an extensive network of electronic distribution channels and branches extending to rural areas as well. It also contributes to the development of the local economy, playing a significant role in permitting credit access for small and medium-sized enterprises and in savings for small investors. Banco Estado accesses the international capital markets from time to time, as part of its financing strategy. The government also makes capital contributions from time to time, whether in cash or by authorizing the capitalization of distributable net income.

Codelco

Codelco is a mining enterprise wholly owned by the State. Codelco’s corporate purpose is to maximize the value of its mineral resources for the benefit of its shareholder, the Republic of Chile, by fully developing its vast mining resources on a timely basis, leveraging its experienced workforce, utilizing its advanced technological assets in key areas and executing strategic initiatives related to its (1) capital expenditures program, (2) improvement in operations, (3) exploration efforts, (4) investment in human capital and (5) mining association with third parties. As part of its strategy to increase production and revenues, Codelco has undertaken several projects, business ventures and associations with private sector mining and non-mining enterprises.

Under Chilean Law, Codelco’s net earnings are subject to an additional tax of 40.0% in addition to ordinary corporate income tax. Codelco is also subject to an additional mining tax that is based on its operating income each year. Income tax payments and other taxes paid by Codelco to the Chilean Treasury in 2020, 2021, 2022, 2023 and 2024 were US$0.3 billion, US$4.0 billion, US$2.2 billion, US$1.4 billion and U.S.$1.5 billion, respectively.

In addition, the Reserved Copper Act (Ley Reservada del Cobre) sets forth the government’s obligation to contribute to defense spending (e.g., renewal of war material and equipment), an amount equal to 10.0% of Codelco’s revenues from the export of copper and related byproducts. Such funds are directly transferred by Codelco to the General Treasury of the Republic (Tesorería General de la República, or the Chilean Treasury) and then segregated in a special extra-budgetary Treasury account. Transfers under the Reserved Copper Act totaled US$1.0 billion (0.14% of GDP), US$1.6 billion (0.3% of GDP), US$1.3 billion (0.6% of GDP), US$1.6 billion (0.51% of GDP), and US$1.8 billion (0.58% of GDP) for 2020, 2021, 2022, 2023 and 2024, respectively. A bill was submitted to Congress in 2011, that would create a new model for financing military expenses eliminating the contributions set forth in the Reserved Copper Act. In 2019, Congress enacted legislation establishing a mechanism to finance national defense, gradually eliminating Codelco’s mandatory contributions to national defense spending. See “—Defense Expenditure.”

In December 2016 and March 2017, the Ministries of Mining and Finance approved capital contributions of US$500 million and US$475 million to Codelco, respectively. Codelco is the largest company in Chile in terms of sales.

Codelco accesses the international debt capital markets from time to time, to finance its operations.

ENAP

ENAP is a state-owned enterprise dedicated to the exploration, development and production of crude oil wells, both in Chile and abroad. ENAP also engages in the refining of crude oil to be sold to private distributors. ENAP was incorporated in 1950 and has diversified its corporate activities and business purpose from the production of crude oil wells in Chile to the refining and export of oil products, and the exploration and development of oil wells in several countries around the world. In May 2010, the government transferred responsibility for ENAP from the Ministry of Mining to the Ministry of Energy, with the Minister of Energy now serving as chairman of ENAP’s board of directors.

In October 2014, the government submitted a bill to Congress to expand the business purpose of ENAP to include the electricity generation through ENAP’s affiliates. The bill was approved by Congress and published in the Official Gazette on February 5, 2016.

In 2024, the latest available information, ENAP’s sales totaled 66 million cubic meters of crude oil and its by-products. ENAP accesses local and international bank and capital markets from time to time to finance its operations.

ENAP accesses the international debt capital markets from time to time, to finance its operations.

Enami

Enami is a wholly government-owned enterprise dedicated to the development of small and medium-scale mining companies by facilitating their access to the precious metals market under competitive conditions. To meet these goals, Enami conducts the following operations:

•	Mining Development. This operation involves mining-venture financing, technical assistance for the preparation and evaluation of projects, allocation of credit resources for the implementation of feasible projects, and access to the market by means of authorized ore purchases;

•	Ore Processing. Enami transforms sulfide and oxide ores with low copper grades into smelting products, concentrates and precipitates. Enami began producing electrowinning (EW) cathodes from oxidized ore processing in 2003; and

•	Smelters and Refinery. This operation involves Enami’s main assets ensuring the processing of the production of small and medium-sized mining firms, under the same terms as those offered to large-scale producers in Chile. In 2005, the Ventanas foundry and smelting facility was transferred to Codelco. Enami used the proceeds of this sale to pay down its debts and begin to transfer profits to the Chilean Treasury.

EFE

EFE is a wholly government-owned enterprise dedicated to the development and management of railway infrastructure. EFE’s business is divided into three segments: passenger, cargo transportation services and real estate management. EFE’s passenger business is conducted through three affiliated operating companies: Metro Regional de Valparaíso S.A. (MERVAL), Trenes Metropolitanos S.A. (TMSA), and Ferrocarriles Suburbanos de Concepción S.A. (FESUB).

As of December 2024, Chile had a railroad network of approximately 2,296 kilometers that extends from Regions V to X. EFE is responsible for the maintenance of, and improvements to the tracks, the signaling, electrification and communication systems, control centers and the stations.

In 2023, the latest available information, EFE had operating revenues derived from passenger transport (69%), cargo services (16%) and other services and real estate management (15%).

Metro

Metro is a company wholly owned by the government. Its corporate purpose is the development, construction and operation of an urban railroad network, which is mainly underground and covers the city of Santiago and includes stations and maintenance workshops. In 2019, the railway network was composed of six interconnected lines totaling approximately 140 kilometers and 136 stations servicing approximately 703,7 million passenger trips per year and including 1,339 wagons and cabins. Metro has embraced a dynamic expansion plan, which is incorporated in the Plan Transantiago. In June 2018, the Piñera administration announced its intention to replace the Plan Transantiago with the Plan de Transporte Tercer Milenio (Third Millenium Transport Plan), which is aimed at modernizing the Chilean transport system, including the urban railroad network.

Metro’s revenues derive mainly from ticket sales, leasing advertising and commercial space, leasing and selling real estate, vending machines and providing telecommunication services. Due to large asset depreciation costs, the company historically has not recorded profits and therefore has not made contributions to the Chilean Treasury.

Capitalization of Public Companies

The capitalization of a company owned by the government must be authorized by Congress.

Codelco, as the main public company in Chile, is involved in a significant number of investment projects. In 2014, Congress approved Treasury attributions of up to US$4.0 billion between 2014 and 2018, including with retained profits of up to US$1.0 billion to support Codelco’s business and development plan. The capitalization approved was made subject to making the improvements contemplated in Codelco’s business and development plan. Additionally, it authorizes the Republic of Chile to fund its contributions with the proceeds of debt incurred in Chile or abroad, up to US$3.0 billion. In December 2014, the government issued US$1.5 billion of external bonds. On October 28, 2015, the government contributed US$600 million to Codelco’s capital. An additional US$500 million were contributed in December 2016. In January 2017, the government issued US$1.5 billion equivalent of Peso-denominated bonds placed in the local market of internal bonds. An additional capital contribution was made to Codelco in March 2017 for US$475 million. Further in 2018, the government announced a US$1,000 million capital contribution to Codelco, of which US$600 million was made in 2018 and the remaining US$400 million were contributed in 2019. In addition, in 2018, the government made a US$400 million capital contribution to ENAP.

In November 2014, Congress authorized the capitalization of Banco Estado by up to US$500 million. The capitalization law allocated US$450 million to the direct capitalization of Banco Estado and US$50 million to the Small Enterprise Guarantee Fund (Fondo de Garantía para Pequeños Empresarios, or FOGAPE), a fund administered by Banco Estado that grants partial financial guarantees to small businesses. As of December 31, 2016 the total amount authorized had been contributed.

In January 2018, Congress approved a US$47 million capitalization of Televisión Nacional de Chile and the creation of a cultural television channel.

In December 2019, the government made a US$200 million equity contribution to Metro, funded with resources included in the 2019 Budget Law.

In March 2020, the government announced an extraordinary US$500 million capital contribution to Banco Estado to expand its lending operations, within the series of extraordinary economic relief measures aimed at protecting health, salaries and employment in light of the COVID-19 outbreak.

On April 22, 2021, the President of the Republic submitted to Congress a bill authorizing a capitalization of the state-owned commercial bank of Chile (Banco del Estado de Chile) to comply with the requirements of Basel III. The capitalization is authorized for an amount of up to US$1.5 billion and will be implemented through December 31, 2025 in line with Basel III capital requirements. This capital contribution is expected to be completed by December 31, 2025, and to be financed with available assets of the Public Treasury, including resources of the FEES.

In May 2025, the government made a US$25 million equity contribution to ENAMI, funded with resources included in the 2025 Budget Law.

PUBLIC SECTOR DEBT

External Debt

Chile’s total public sector external debt was US$21.2 billion as of December 31, 2020, US$36.1 billion as of December 31, 2021, US$41.2 billion as December 31, 2022, US$45.0 billion as December 31, 2023 and US$47.7 billion as of December 31, 2024. The ratio of public sector external debt to GDP stood at 8.3% as of December 31, 2020, 11.5% as of December 31, 2021, 13.7% as December 31, 2022, 13.4% as of December 31, 2023, and 14% as of December 31, 2024. The increase in total public sector debt in 2024 compared to 2023 was mainly due to increased social expenditures. Chile is current on all its obligations to the IMF and other multilateral organizations.

The following table sets forth the outstanding amount of public sector external debt by creditor as of the dates indicated:

Public Sector External Debt, By Creditor

(in millions of US$)

	2020	2021	2022	2023	2024
IDB	1,280.0	1,957	2,290.4	2,654	2,865
IBRD (World Bank)	140.2	144	140.6	150	151.7
Bonds	19,638.5	33,891	38,646.9	42,101	44,629
IDA (World Bank)	—	—	0	—	—
Others	149.4	115	89.5	67	44.1
Total	21,208.1	36,107	41,167.4	44,972	47,691

Source: Chilean Budget Office.

The following table sets forth public sector external debt by currency as of the dates indicated:

Public Sector External Debt, by Currency

(in millions of US$)

	2023	2024
United States Dollar	30,436	32,364.7
Euro	14,218	15,042.8
Chilean Pesos	317	283
Other	-	-
Total	44,972	47,690.5

Source: Chilean Budget Office.

Credit Line from the International Monetary Fund

On August 29, 2022, the executive board of the International Monetary Fund (“IMF”) approved a two-year facility for Chile under a flexible credit line (“FCL”) worth approximately US$18.5 billion, that replaced a US$24.0 billion facility granted in 2020, which was not used and expired in May 2022. The FCL allows its recipients to draw on the credit line at any time and is designed to flexibly address both actual and potential balance of payments needs. Drawings under the FCL are not phased nor tied to ex-post conditionality as in regular IMF-supported programs. Chile intends to treat the FCL as precautionary and intends to use a part thereof to cancel an existing short-term liquidity line worth US$3.3 billion. The IMF expects that the FCL will increase Chile’s precautionary reserve buffers on a temporary basis and provide substantial insurance against a broad range of risks, including from a possible abrupt global slowdown, commodity price shocks, spillovers from Russia’s war in Ukraine, or a sharp tightening of global financial conditions.

The following table sets forth the amortization of public sector external debt by category for the periods indicated:

Amortization of Gross Total Consolidated Public Sector External Debt (1)

(in millions of US$)

	Outstanding as of December 31, 2024	2025	2026	2027	2028	2029	2030	2031 to Final Maturity
Central Government:
Multilateral organizations	3,061	178	138	220	560	418	183	1,364
Chilean Treasury bills	-	-	-	-	-	-	-	-
Chilean Treasury bonds	44,629	1,914	1,617	2,542	1,794	3,355	1,327	32,081
Bilateral and Other creditors	-	-	-	-	-	-	-	-
Total	47,691	2,092	1,755	2,761	2,354	3,773	1,510	33,445

Chilean Central Bank:
Multilateral organizations	83	-	0					82
Bilateral creditors								-
Commercial banks								-
Other creditors	0	0	-					0
Bonds	-	-	-				-	-
SDR allocations (IMF)(2)	3,261	-	-					3,261
Total	3,343	0	0					3,343

Banco Estado:
Multilateral organizations	-	-	-	-	-	-	-	500.0
Bilateral creditors	-	-	-	-	-	-	-	-
Commercial banks	1,464.7	1,065.0	100	15	-	-	-	284.7
Banco Estado NY	-	-	-	-	-	-	-	-
Subtotal	1,464.7	1,065.0	100	15	-	-	-	284.7
Other creditors	3,624.4	1,181.8	322.6	384.4	244.8	877.2	99.5	513.7
Total	5,088.8	2,246.8	422.6	399.4	244.8	877.2	99.5	798.5

Non-financial public enterprises:
Multilateral organizations	1,400.0	-	-	300.0	300.0	300.0	-	500.0
Bilateral creditors
Commercial banks	731.7	-	75.0	125.0	-	26.6	53.2	-
Bonds	26,962.5	605.8	484.6	1,494.5	226.7	1,326.7	1,500.0	21,324.3
Other creditors	9.4	2.7	1.8	0.7	0.6	0.6	0.6	2.4
Total	29.103.7	668.5	561.4	1,920.2	527.3	1,653.9	1,553.8	22,178.6

Total Gross Public Sector External Debt	85,226.4	4,947.2	2,739.0	5,080.7	3,126.1	6,304.1	3,163.3	59.865.1

(1)	Includes medium- and long-term external debt.

(2)	Special Drawing Rights (Derechos Especiales de Giro) are an international asset reserve created by the IMF.

Source: Chilean Central Bank, Chilean Budget Office, Banco Estado and Chilean Treasury.

Private Sector External Debt Guaranteed by the Government

As a consequence of the 1982-1983 financial crisis and the subsequent privatization of public sector enterprises with outstanding external debt, the government is the guarantor of a small portion of the private sector’s external debt. It is the government’s policy not to guarantee new private sector obligations. The contingent liabilities of private sector guarantees of the government fell steadily between 1999 and 2004, and ended in 2005.

Total Consolidated Public and Private Sector External Debt

The following table sets forth approximate outstanding amounts of Chile’s public and private sector external debt as of the dates indicated:

Total Consolidated Public and Private Sector External Debt
(in millions of US$, except ratios and as noted)

	2020	2021	2022	2023	2024
Medium- and long-term debt
Public sector(1)	64,527	78,344	68,119	77,428	79,138
Private sector	124,422	135,297	134,416	139,069	142,378
Total medium- and long-term debt	188,949	213,640	202,535	216,497	221,515
Short-term debt
Public sector(1)	3,230	3,914	3,789	3,132	2,558
Private sector	16,801	21,276	23.516	21,339	20,893
Total short-term debt	20,031	25,361	27,305	24,471	23,450
Total short-, medium and long-term debt	208,981	239,002	229,840	240,968	244,965
Use of IMF credit	—	—	—	—	—
Total public(1) and private external debt, less reserves (in billions of U.S. dollars)	169.8	187.7	190.7	194.6	200.5
Total public(1) and private external debt/GDP	74.1%	84.4%	76%	72%	74.2%
Total public(1) and private external debt/exports(2)	330.4%	252.4%	214%	231%	246.6%

(1)	Includes central government, Chilean Central Bank and public enterprises as well as publicly guaranteed private debt.

(2)	Exports include goods and services.

Source: Chilean Central Bank.

Central Government External Bonds

As of December 31, 2024, Chile had the following global bonds outstanding:

•	1.625% €1,641,550,000 Notes due January 30, 2025;

•	3.125% US$318,728,000 Notes due March 27, 2025;

•	1.750% €1,109,770,000 Notes due January 20, 2026;

•	3.125% US$709,316,000 Notes due January 21, 2026;

•	0.100% €1,000,000,000 Notes due January 26, 2027;

•	2.750% US$1,500,000,000 Notes due January 31, 2027;

•	3.240% US$2,000,000,000 Notes due February 6, 2028;

•	0.555% €918,000,000 Notes due January 21, 2029;

•	1.440% €709,103,000 Notes due February 1, 2029;

•	1.875% €1,490,765,000 Notes due May 27, 2030;

•	2.450% US$1,758,000,000 Notes due January 31, 2031;

•	0.830% €1,954,685,000 Notes due July 2, 2031;

•	2.550% US$1,500,000,000 January 27, 2032;

•	2.550% US$2,250,000,000 July 27, 2033;

•	3.500% US$1,500,000,000 January 31, 2034;

•	4.125% €750,000,000 July 5, 2034;

•	4.95% US$1,649,852,623 January 5, 2036

•	1.300% €750,000,000 July 26, 2036;

•	1.250% €1,269,017,000 Notes due January 29, 2040;

•	3.100% US$2,700,000,000 Notes due May 7, 2041;

•	4.340% US$2,000,000,000 Notes due March 27, 2042;

•	3.625% US$407,620,000 Notes due October 30, 2042;

•	3.860% US$1,284,412,000 Notes due June 21, 2047;

•	3.500% US$2,318,357,000 Notes due January 25, 2050;

•	1.250% €1,250,000,000 Notes due January 22, 2051;

•	4.000% US$1,000,000,000 Notes due January 31, 2052

•	3.500% US$1,500,000,000 Notes due April 15, 2053;

•	5.33% US$1,481,658,578 Notes due January 5, 2054;

•	3.100% US$2,000,000,000 Notes due January 22, 2061; and

•	3.250% US$1,000,000,000 Notes due September 21, 2071.

Central Government Domestic Bonds

In 2003, the Chilean Treasury issued the approximate equivalent of US$363 million long-term debt securities in UF with a 20-year term. This issuance was part of the government financing plan and was the first issue under a program designed to develop the domestic financial market. Since 2010, the government’s local bond issuances have primarily been intended to further develop the domestic market. In 2017, Chile began offering local law, peso denominated bonds in the international capital markets. In January 2017, Chile placed Ps.1 trillion in 4.5% bonds due 2021, of which Ps.161 billion were placed in the international capital markets. In June 2017, Chile placed Ps.675 billion in 4.5% bonds due 2021, of which Ps.116.8 billion were placed in the international capital markets and Ps.660 billion in 5.0% bonds due 2035, of which Ps.115.3 billion were placed in the international capital markets. In July 2018, Chile placed Ps.440 billion in 4.0% bonds due 2023, of which Ps 37.3 billion were placed in the international capital markets, and Ps.610 billion in 4.7% bonds due 2030, of which Ps.66.6 billion were placed in the international capital markets.

In May 2019, Chile placed Ps.484.96 billion in 4.0% bonds due 2023, Ps.506.69 billion in 4.7% bonds due 2030 and Ps.350.995 billion in 5.1 % bonds due 2050 in the international capital markets. Part of the issuance was issued to repurchase Ps.61.335 billion in 4.5% bonds due in February 2021, Ps.177.555 billion in 4.5% bonds due in March 2021 and Ps.380.4805 of the Global Peso Bonds due in 2020.

In May 2019, Chile placed Ps.484.96 billion in 4.0% bonds due 2023, Ps.506.69 billion in 4.7% bonds due 2030 and Ps.350.995 billion in 5.1 % bonds due 2050 in the international capital markets. Part of the issuance was issued to repurchase Ps.61.335 billion in 4.5% bonds due in February 2021, Ps.177.555 billion in 4.5% bonds due in March 2021 and Ps.380.4805 of the Global Peso Bonds due in 2020.

In November 2020, Chile placed Ps.1,040 billion in 2.3% bonds due 2028 and Ps.560 billion in 2.8% bonds due 2033 in the international capital markets.

In July 2021, Chile issued 4.60% notes due 2028 through an international offering via book-building process, totaling approximately US$2.0 billion (CLP$1.5 trillion), of which Ps.701 billion were placed in the international capital markets. In December 2021, Chile issued 5.800% notes due 2024 through an international offering via book-building process, totaling approximately US$1.3 billion (CLP$1.06 trillion), of which Ps.90 billion were placed in the international capital markets.

In October 2022, Chile issued 7.00% notes due 2034 through an international offering via book-building process, totaling approximately US$1.2 billion (CLP$1.0 trillion) of which Ps.460 billion were placed in the international capital markets.

In April 2023, Chile issued 6.0% notes due 2033, Ps. 1,751.2 billion through an international offering via book-building process. In July, Chile issued 5.30% notes due 2037,Ps. 1,750 billion. In October 2033 Chile issued 5.80% notes due 2034, Ps. 1,750 billion and finally Chile issued a linker bond at 3.4% notes due 2049 totaling approximately US$ 927 million.

In June 2024, Chile issued 6.0% notes due 2033 and 6.2% notes due 2040 through an international offering via book-building process, totaling approximately US$1.4 billion (CLP$1.3 trillion) and US$733 million (CLP$670 billion), respectively, of which Ps.441.475 billion and Ps345.185 billion were placed in the international capital markets.

In July 2024, Chile issued 5.8% notes due 2029 and 6.0% notes due 2033 through an international offering via book-building process, totaling approximately US$1.4 billion (CLP$1.3 trillion) and US$835.9 million (CLP$800 billion), respectively, of which Ps.59 billion and Ps105.650 billion were placed in the international capital markets.

The following table reflects the Chilean Treasury’s bond issuances since 2003:

Chilean Treasury Bond Issuances in the Local Market
(in millions of US$)(1)

As of	BTP-	BTP-	BTP-	BTP-	BTP-	BTP-	BTU-	BTU-	BTU-	BTU-	BTU-		% of
December 31,	3(2)	5(3)	7(4)	10(5)	20(6)	30(7)	5(8)	7(9)	10(10)	20(11)	30(12)	Total	GDP
2003	—	—	—	—	—	—	—	—	—	363	—	363	0.4
2004	—	—	—	—	—	—	—	—	—	773	—	773	0.7
2005	—	—	—	—	—	—	—	—	385	385	—	769	0.6
2006	—	—	—	—	—	—	—	—	—	—	—	—	0.0
2007	—	—	—	343	—	—	—	—	—	401	—	743	0.4
2008	—	—	—	318	—	—	—	—	—	702	583	1,603	1.1
2009	—	336	—	474	—	—	558	—	1,034	411	414	3,227	1.7
2010	—	—	—	801	—	—	641	1,099	1,558	1,374	1,374	6,847	2.9
2011	—	—	863	863	—	—	855	770	770	727	727	5,574	2.4
2012	—	—	—	521	519	—	483	229	455	516	638	3,361	1.2
2013	—	—	—	501	503	403	—	—	1,333	654	561	3,955	1.5
2014	—	247	—	387	519	280	—	—	662	602	466	3,163	1.3
2015	—	—	—	1,154	836	764	999	—	1,214	999	803	6,770	2.8
2016	—	1,034	—	1,424	724	—	1,460	—	1,460	736	736	7,574	3.0
2017	—	3,443	—	—	1,714	—	1,259	—	—	1,143	956	8,514	2.9
2018	—	1,289	—	1,253	538	—	872	—	772	701	431	5,854	2.1
2019	—	1,123	—	2,402	—	—	833	—	1,298	—	1,095	6,750	2.5
2020	—	4,312	—	827	—	—	1,061	—	—	—	—	6,201	2.2
2021	1,248	—	1,764	947	—	—	—	950	1,864	—	—	6,774	2.4
2022	—	—	—	1,163	175	139	1.022	—	2,257	—	1,029	5,786	1.9
2023	—	—	—	1,022	—	905	—	189	1,014	—	1,571	4,702	1.4
2024	1,359	2,297	711	2,447	1,589	949	449	755	198	294	1,311	12,359	3.7

(1)	Using the exchange rate at December 31 of the applicable year, unless otherwise indicated. Excludes debt repurchases and issuances of T-Bills.
(2)	Peso-denominated internal bonds with a term of 3 years
(3)	Peso-denominated internal bonds with a term of 5 years
(4)	Peso-denominated internal bonds with a term of 7 years.
(5)	Peso-denominated internal bonds with a term of 10 years.
(6)	Peso-denominated internal bonds with a term of 20 years.
(7)	Peso-denominated internal bonds with a term of 30 years.
(8)	UF-denominated bonds with a term of 5 years.
(9)	UF-denominated bonds with a term of 7 years.
(10)	UF-denominated bonds with a term of 10 years.
(11)	UF-denominated bonds with a term of 20 years.
(12)	UF-denominated bonds with a term of 30 years.

Source: Ministry of Finance.

As of December 31, 2024, Chile had the following local bonds outstanding:

•	6.0% Ps.26,460 million treasury bonds due January 1, 2024;

•	0.0% Ps.553,400 million treasury bonds due March 13, 2024;

•	5.80% Ps.1,011,000 million treasury bonds due June 1, 2024;

•	0.0% Ps.555,000 million treasury bonds due June 19, 2024;

•	0.0% Ps.1,200,000 million treasury bonds due July 15, 2024;

•	2.5% Ps.5,498,380 million treasury bonds due March 1, 2025;

•	4.5% Ps.3,320,825 million treasury bonds due March 1, 2026;

•	5.0% Ps.1,500,000 million treasury bonds due October 1, 2028;

•	2.3% Ps.1,040,000 million treasury bonds due October 1, 2028;

•	4.7% Ps.3,870,780 million treasury bonds due September 1, 2030;

•	6.0% Ps.2,050 million treasury bonds due January 1, 2032;

•	6.0% Ps.2,719,380 million treasury bonds due April 1, 2033;

•	2.8% Ps.442,150 million treasury bonds due October 1, 2033;

•	6.0% Ps.3,650 million treasury bonds due January 1, 2034;

•	7.0% Ps.1,000,000 million treasury bonds due May 1, 2034;

•	5.8% Ps.1,750,000 million treasury bonds due October 1, 2034;

•	5.0% Ps.4,120,200 million treasury bonds due March 1, 2035;

•	5.3% Ps.1,968,410 million treasury bonds due November 1, 2037;

•	6.0% Ps.3,397,970 million treasury bonds due January 1, 2043;

•	5.1% Ps.2,400,565 million treasury bonds due July 15, 2050;

•	4.5% UF 8,270 thousand treasury bonds due October 15, 2023;

•	3.0% UF 1,410 thousand treasury bonds due January 1, 2024;

•	4.5% UF 2,005 thousand treasury bonds due August 1, 2024;

•	0.0% UF 44,542 thousand treasury bonds due March 1, 2025;

•	2.6% UF 435 thousand treasury bonds due September 1, 2025;

•	1.5% UF 165,554 thousand treasury bonds due March 1, 2026;

•	3.0% UF 349 thousand treasury bonds due March 1, 2027;

•	3.0% UF 300 thousand treasury bonds due March 1, 2028;

•	0.0% UF 51,090 thousand treasury bonds due October 1, 2028;

•	3.0% UF 458 thousand treasury bonds due March 1, 2029;

•	3.0% UF 1,448 thousand treasury bonds due January 1, 2030;

•	1.9% UF 124,452.5 thousand treasury bonds due September 1, 2030;

•	3.0% UF 168 thousand treasury bonds due January 1, 2032;

•	0.0% UF 87,080 thousand treasury bonds due October 1, 2033;

•	3.0% UF 177.5 thousand treasury bonds due January 1, 2034;

•	2.0% UF 150,760 thousand treasury bonds due March 1, 2035;

•	3.0% UF 2,219 thousand treasury bonds due March 1, 2038;

•	3.0% UF 2,676 thousand treasury bonds due March 1, 2039;

•	3.4% UF 24,000 thousand treasury bonds due October 1, 2039;

•	3.0% UF 1,533 thousand treasury bonds due January 1, 2040;

•	3.0% UF 262 thousand treasury bonds due January 1, 2042;

•	3.0% UF 180,850 thousand treasury bonds due January 1, 2044; and

•	2.1% UF 107,603.5 thousand treasury bonds due July 15, 2050.

Liability Management in the Domestic Market

In 2016, the Republic implemented a liability management program in the local market. Through this program, the Republic sold various series of UF-denominated notes due in 2021, 2026, 2035 and 2043; and Peso-denominated notes due in 2021, 2026, 2035 and 2044 to refinance outstanding Peso and UF denominated bonds for an aggregate amount of approximately US$16,162 million. Since then, liability management programs in the domestic market have been, and are expected to continue to be, part of the debt strategy of Chile.

Debt Service and Debt Restructuring

Chile has a long-standing tradition of prompt service of its external debt obligations, which was interrupted only in the 1930s. The regional debt crisis, which started in 1982, resulted in growing unwillingness on the part of foreign commercial banks to lend to Latin American borrowers generally. Reduced new lending forced Chile to seek the rescheduling of certain obligations to commercial banks due in 1983 and 1984 and to obtain new loans from banks. Chile agreed to further rescheduling with the international banking community in 1985 and 1987, which provided for the rescheduling of the remaining medium-term commercial bank loan amounts outstanding in 1983 to the Chilean public and private financial sectors. Despite the need to enter into these rescheduling agreements, Chile did not fall into arrears in respect of principal or interest payments during this period.

In an effort to reduce its public sector external debt burden, Chile carried out two substantial cash buyback operations during the second half of the 1980s. In 1985, the Chilean authorities promulgated a debt conversion program (Chapters XVIII and XIX of the Central Bank’s International Exchange Norms), which permitted foreign investors to exchange Chilean external debt issued by Chilean financial institutions and Chilean public sector companies for equity interests in Chilean companies. From its initiation in 1985 until its discontinuation in the mid-1990s, this debt conversion program, together with other debt reduction measures, resulted in debt reduction of more than US$11.5 billion.

Since 1995, Chile began the process of pre-paying its public sector debt rescheduled in the 1980s and new debt borrowed at that time, together with debt incurred under IMF and World Bank programs.

Between 1989 and 2008, the government serviced the debt held with the Chilean Central Bank, denominated in UF and in dollars. Until 1994, payments were generally limited to a portion of accrued interest. The debt stock increased by US$1.2 billion between 1989 and 1994, due to the capitalization of semiannual interest. From 1995 until 1999, the government amortized capital by US$1.6 billion, with a debt stock reduction of US$956 million.

Liability management programs in the international markets have been and are expected to continue to be part of the debt strategy of Chile.

Debt Record

Chile has regularly met all principal and interest obligations on its external debt for over 50 years.

Total Consolidated Internal and External Debt of Non-Financial Public Enterprises

The following tables set forth the total domestic and external debt of non-financial public enterprises for the dates indicated:

Debt and Assets of Non-Financial Public Enterprises (1)

Consolidated (in millions of pesos of each year)

	As of December 31,				As of September 30,
	2020	2021	2022	2023	2024
Total financial debt	20,459,627	24,771,844	25,229,806	28,343,814	30,477,022
Financial debt, excluding debts owed to central government	20,459,627	24,771,844	25,229,806	28,343,814	30,477,022
Short-term(2)	1,057,629	1,093,135	1,444,132	1,582,235	2,087,387
Long-term(3)	19,401,998	23,678,709	23,787,674	26,748,979	28,377,145
Financial debt with central government(4)
Financial assets(5)	2,770,479	3,083,399	2,993,037	2,870,189	3,127,136
Net financial debt	17,689,148	21,688,446	22,236,769	25,473,625	27,349,886
Excluding central government	17,689,148	21,688,446	22,236,769	25,461,026	27,337,396

(1)	Includes Codelco, Enami, ENAP, Metro, EFE, Astilleros y Maestranzas de la Armada (Asmar), Empresa Nacional de Aeronáutica (Enaer), Casa de Moneda de Chile, Zofri S.A. and Correos de Chile; excludes Banco Estado and the Chilean Central Bank.
(2)	Includes short-term obligations with banks and financial institutions and current amounts due under long-term obligations, obligations with the public (bonds) and current amounts due to long-term credit providers.
(3)	Includes long-term obligations with banks and financial institutions, obligations with the public (bonds) and obligations owed to long-term credit providers.
(4)	Excludes tax on income and deferred taxes.
(5)	Includes cash, term deposits, net negotiable securities, financial investments in repurchase agreements.

Source: Ministry of Finance.

Net Consolidated Debt of the Chilean Central Bank and Central Government (as a % of GDP)

	As of December 31,
	2020	2021	2022	2023	2024
Net Consolidated Debt	10.9	19.0	21.2	20.8	20.7

Source: Chilean Central Bank, Chilean Budget Office and Comptroller General of the Republic.

Net Debt of the Chilean Central Bank
(in millions of pesos of each year)

	As of December 31,
	2020	2021	2022	2023	2024
Liabilities	29,960,494	51,140,933	49,197,668	58,555,188	28,691,735
Chilean Central Bank Notes and Bonds(1)	21,051,586	42,840,421	38,064,201	40,849,873	22,742,042
Fiscal Deposits	—	—	133	137	29,907
Others(2)	8,908,908	137	11,133,334	17,705,178	5,919,785
Assets without subordinated debt	34,941,916	53,779,314	47,364,974	65,277,337	45,091,768
Net International Reserves (in US$ million)	39,200	51,330	39,154	46,353	44,421
Others(3)	7,061,320	10,136,127	13,711,614	24,273,846	1,020,723
Total Net Debt without subordinated debt(1)(2)	(4,981,422)	(2,638,381)	1,832,694	(6,722,148)	(16,400,033)

(1)	Includes various notes and bonds of the Chilean Central Bank such as the Chilean Central Bank discountable promissory notes (PDBC), Chilean Central Bank indexed promissory notes (PRBC), Chilean Central Bank bonds in Chilean pesos (BCP), Chilean Central Bank bonds in UF (BCU), Chilean Central Bank bonds in U.S. dollars (BCD) and other instruments.
(2)	Includes other deposits and obligations, reciprocal agreements and other securities.
(3)	Includes net internal credit, excluding fiscal transfers, subordinated debt, SINAP obligations and popular capitalism, other securities from abroad, contributions to international organizations and other adjusted domestic securities.

Source: Chilean Central Bank.

Central Government Total Net Debt

(in millions of pesos of each year, except as indicated)

	As of December 31,
	2020	2021	2022	2023	2024
Debt in pesos	50,083,426	56,562,477	64,337,306	71,313,251	82,760,322
External Debt	—	—	—	—	—
Domestic Debt	50,083,426	56,562,477	64,337,306	71,313,251	82,479,526
Assets in pesos	17,783,660	20,956,075	22,069,765	23,428,435	25,946,301
Assets in pesos, without public enterprises(1)	17,783,660	20,956,075	22,069,765	23,428,435	25,933,811
Chilean Central Bank Deposits	441,382	—	—	—	—
Financial debt of public enterprises with the Central government	—	—	—	—	—
Net debt in pesos(2)	32,299,766	35,606,402	42,267,541	47,884,816	56,814,021
Debt in U.S. dollars (in US$ million)	21,208	36,107	41,167	44,972	47,408
Treasury Bills with the Chilean Central Bank (in US$ million)	—	—	—	—	—
External Debt (in US$ million)	21,208	36,107	41,167	44,972	47,408
Assets in U.S. dollars, Chilean Central Bank Deposits(3) (in US$ million)	28,966	21,024	27,702	25,132	22,977
Net debt in U.S. dollars (in US$ million)	(7,758)	(15,084)	(13,466)	(19,839)	24,431
Total Financial Debt(4)	65,167,462	87,262,776	99,721,087	111,094,665	129,794,268
Total Financial Assets(5)	38,385,582	38,831,318	45,879,748	45,660,281	48,742,091
Total Net Financial Debt	26,781,879	48,431,458	53,841,340	65,434,384	81,052,177

(1)	Does not include assets of the old scholarship system.
(2)	Includes CORFO.
(3)	Includes Oil Stabilization Fund, Sovereign Wealth Funds, Infrastructure Fund and governmental term deposits.
(4)	Debt in pesos plus debt in U.S. dollars (using the exchange rate at December 31 of the applicable year).
(5)	Assets in pesos plus assets in U.S. dollars (using the exchange rate at December 31 of the applicable year).

Source: Chilean Central Bank, Chilean Budget Office and Comptroller General of the Republic.

Public Debt Statistics

Public Debt Report

Since 2006, the Ministry of Finance has published quarterly reports on public debt records, containing data on the assets and liabilities of the central government, the Chilean Central Bank and other relevant public institutions.

Central Government Indebtedness

The most widely used international indicator of governmental liabilities is the item called “general government indebtedness,” which includes both “central government liabilities” and “local government authorized liabilities.” In Chile, local governments are not authorized to incur any financial indebtedness; therefore, the general and central government liabilities are treated as one item. As of December 31, 2024, central government liabilities represented 41.7% of GDP.

The level of general government liabilities is not an adequate indicator of Chile’s financial soundness, because it does not take account of the government’s financial assets. “Central government net indebtedness” is used to more accurately measure the government’s financial position, by showing the difference between public debt and financial assets, that is, deposits in current accounts, time deposits and fixed income investments. Equity investments and loans granted by the central government are disregarded, because it is very difficult to have an accurate economic valuation of them. Net central government indebtedness totaled 26% of GDP as of December 31, 2024.

Chilean Central Bank Debt and Consolidated Debt

The Chilean Central Bank has been an autonomous institution since 1989. It has not engaged in quasi-fiscal transactions since that date. During the financial crisis experienced in Chile in 1983 and 1984, the Chilean Central Bank engaged in a series of quasi-fiscal actions in order to rescue the financial system. As a result, important changes in the level and composition of its assets and liabilities occurred, significantly affecting its current levels of global indebtedness.

The main liabilities of the Chilean Central Bank are its guarantees of public deposits and the securities issued by the bank itself. The Chilean Central Bank’s main assets are the international reserves of the public with the bank, and the notes delivered to it by the government in connection with the financial crisis of 1983. As of December 31, 2008, the government had no debt owing to the Chilean Central Bank. See “Debt Service and Debt Restructuring.”

As of December 31, 2024, the assets of the Chilean Central Bank exceeded its liabilities, resulting in net indebtedness equivalent to 9.2% of GDP. In 2020, 2021, 2022, 2023 and 2024 the Chilean Central Bank had net indebtedness of (2.5)%, (1.1)%, 0.7%, (2.4)% and (5.3)% of GDP, respectively. The consolidated indebtedness, including public sector liabilities and Chilean Central Bank debt, is considered a significant macroeconomic indicator. This debt interacts with the economy in two ways: (i) it reflects payment risk, which is minimal and explains the minor systemic risk, low domestic interest rates and high liquidity and growth that have tended to characterize the Chilean system; and (ii) in order to meet its interest payment obligations, resources must be used that could otherwise be used for public investment financing. The net consolidated debt of the central government and the Chilean Central Bank, in the aggregate, as of December 31, 2024 represented 20.7% of GDP, compared to 20.8% as of December, 2023, 21.2% as of December 31, 2022, 19.0% as of December 31, 2020, and 2.3% as of December 31, 2019.

Other Assets and Liabilities

The quarterly reports on public debt records published by the Ministry of Finance also discloses information about the net indebtedness of public enterprises and social security debt, which is not consolidated with the rest of the public debt for economic and statistical reasons.

The financial indebtedness of state owned companies, excluding indebtedness owed to the Republic of Chile, totaled approximately 10.2% of GDP as of December 31, 2024, most recent data available, compared to 10.1% of GDP as of December 31, 2023. Since these companies are managed under a policy of public interdependence, they are responsible for meeting their financial liabilities using their own assets, revenues and net worth. Only in exceptional circumstances and upon authorization provided by law, will the government guarantee such debt where a public company’s assets are not sufficient to cover its liabilities. As of December 31, 2024, the total amount of public guarantees totaled 2.1% of GDP, as compared with 1.6% of GDP in 2023.

Under the social security system, Chile maintains certain liabilities to workers that migrated from the state-administered pension system to the privately administered system. The government pays this debt directly to the individual pension fund account at the time the worker retires. The government estimates that this liability was 0.03% of GDP as of December 31, 2024, compared to 0.1% of GDP as of December 31, 2023. This debt will be paid progressively as the workers who contributed to the old pension system retire. See “Monetary and Financial System— Pension Funds and the Chilean Pension System”.

TABLES AND SUPPLEMENTAL INFORMATION

External Medium- and Long-Term Direct Debt of the Central Government
Direct Debt of the Government

Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of December 31, 2024 (in millions of USD)
United States Dollars	Fixed 0.15	1995	2033	1.189
United States Dollars	Fixed 0.15	1995	2033	0.789
United States Dollars	Fixed 0.15	1995	2034	0.019
United States Dollars	Fixed 0.15	1995	2034	0.409
United States Dollars	Fixed 0.15	1995	2034	0.013
United States Dollars	Fixed 0.15	1995	2034	0.872
United States Dollars	Fixed 0.15	1995	2035	0.206
United States Dollars	Fixed 0.15	1995	2035	1.067
United States Dollars	Fixed 0.15	1995	2035	0.336
United States Dollars	Fixed 0.15	1995	2035	0.467
United States Dollars	Fixed 0.15	1995	2036	0.260
United States Dollars	Fixed 0.15	1995	2036	0.029
United States Dollars	Fixed 0.15	1995	2036	0.156
United States Dollars	Fixed 0.15	1995	2036	0.003
United States Dollars	Fixed 0.15	1995	2037	0.002
United States Dollars	Fixed 0.15	1995	2037	0.011
United States Dollars	Fixed 0.15	1995	2038	0.152
United States Dollars	Fixed 0.15	1995	2038	0.016
United States Dollars	Fixed 0.5	1994	2026	0.276
United States Dollars	Fixed 0.5	1994	2027	0.016
United States Dollars	Fixed 0.5	1994	2027	0.043
United States Dollars	Fixed 0.5	1995	2025	0.049
United States Dollars	Fixed 0.5	1995	2025	0.090
United States Dollars	Fixed 0.5	1995	2025	0.059
United States Dollars	Fixed 0.5	1995	2026	0.088
United States Dollars	Fixed 0.5	1995	2026	0.053
United States Dollars	Fixed 0.5	1995	2026	0.019
United States Dollars	Fixed 0.5	1995	2027	0.105
United States Dollars	Fixed 0.5	1995	2028	0.094

TABLES AND SUPPLEMENTAL INFORMATION

External Medium- and Long-Term Direct Debt of the Central Government
Direct Debt of the Government

Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of December 31, 2024 (in millions of USD)
United States Dollars	Fixed 0.96	1993	2025	0.160
United States Dollars	Fixed 0.96	1993	2025	0.014
United States Dollars	Fixed 0.96	1993	2025	0.099
United States Dollars	Fixed 0.96	1993	2025	0.002
United States Dollars	Fixed 0.96	1993	2025	0.018
United States Dollars	Fixed 0.96	1993	2026	0.171
United States Dollars	Fixed 0.96	1993	2026	0.636
United States Dollars	Fixed 0.96	1993	2026	0.019
United States Dollars	Fixed 0.96	1993	2026	0.020
United States Dollars	Fixed 0.96	1993	2026	0.738
United States Dollars	Fixed 0.96	1993	2026	0.429
United States Dollars	Fixed 0.96	1993	2026	0.028
United States Dollars	Fixed 0.96	1993	2026	0.016
United States Dollars	Fixed 0.96	1993	2027	0.040
United States Dollars	Fixed 0.96	1993	2027	0.137
United States Dollars	Fixed 0.96	1993	2027	0.005
United States Dollars	Fixed 0.96	1993	2027	0.012
United States Dollars	Fixed 2.45	2020	2031	1,465.534
United States Dollars	Fixed 2.55	2020	2032	1,500.000
United States Dollars	Fixed 2.55	2021	2033	2,250.000
United States Dollars	Fixed 2.75	2013	2028	14.690
United States Dollars	Fixed 2.75	2022	2027	1,500.000
United States Dollars	Fixed 3.1	2021	2041	2,700.000
United States Dollars	Fixed 3.1	2021	2061	2,000.000
United States Dollars	Fixed 3.125	2014	2025	264.832
United States Dollars	Fixed 3.125	2016	2026	600.788
United States Dollars	Fixed 3.24	2018	2028	1,793.691
United States Dollars	Fixed 3.25	2021	2071	1,000.000
United States Dollars	Fixed 3.5	2019	2050	2,318.357
United States Dollars	Fixed 3.5	2021	2053	1,500.000
United States Dollars	Fixed 3.5	2022	2034	1,500.000

TABLES AND SUPPLEMENTAL INFORMATION

External Medium- and Long-Term Direct Debt of the Central Government
Direct Debt of the Government

Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of December 31, 2024 (in millions of USD)
United States Dollars	Fixed 3.625	2012	2042	330.062
United States Dollars	Fixed 3.86	2017	2047	1,051.796
United States Dollars	Fixed 4	2022	2052	1,000.000
United States Dollars	Fixed 4.34	2022	2042	2,000.000
United States Dollars	Fixed 4.85	2024	2029	1,700.000
United States Dollars	Fixed 4.95	2023	2036	1,649.853
United States Dollars	Fixed 5.33	2023	2054	1,481.659
United States Dollars	Variable BID F.U. USD	2000	2026	22.774
United States Dollars	Variable BID F.U. USD	2000	2026	0.524
United States Dollars	Variable BID F.U. USD	2001	2026	2.468
United States Dollars	Variable BID SOFR Index*	2005	2025	0.297
United States Dollars	Variable BID SOFR Index*	2005	2025	0.084
United States Dollars	Variable BID SOFR Index*	2005	2025	0.119
United States Dollars	Variable BID SOFR Index*	2014	2029	18.638
United States Dollars	Variable BID SOFR Index*	2014	2029	33.138
United States Dollars	Variable BID SOFR Index*	2015	2025	90.000
United States Dollars	Variable BID SOFR Index*	2015	2026	31.860
United States Dollars	Variable BID SOFR Index*	2015	2028	130.000
United States Dollars	Variable BID SOFR Index*	2015	2028	50.000
United States Dollars	Variable BID SOFR Index*	2016	2028	100.000
United States Dollars	Variable BID SOFR Index*	2016	2028	100.000
United States Dollars	Variable BID SOFR Index*	2016	2029	119.621
United States Dollars	Variable BID SOFR Index*	2016	2031	6.842
United States Dollars	Variable BID SOFR Index*	2017	2029	100.000
United States Dollars	Variable BID SOFR Index*	2017	2029	35.000

TABLES AND SUPPLEMENTAL INFORMATION

External Medium- and Long-Term Direct Debt of the Central Government
Direct Debt of the Government

Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of December 31, 2024 (in millions of USD)
Euro	Fixed 0.1	2021	2027	1,041.775
Euro	Fixed 0.555	2021	2029	956.350
Euro	Fixed 0.75	2002	2042	4.726
Euro	Fixed 0.75	2004	2041	4.078
Euro	Fixed 0.75	2007	2047	5.711
Euro	Fixed 0.75	2008	2048	4.171
Euro	Fixed 0.83	2019	2031	2,036.342
Euro	Fixed 1.25	2020	2040	1,322.030
Euro	Fixed 1.25	2021	2051	1,302.219
Euro	Fixed 1.3	2021	2036	781.331
Euro	Fixed 1.44	2018	2029	698.715
Euro	Fixed 1.625	2014	2025	1,649.607
Euro	Fixed 1.75	2016	2026	1,016.023
Euro	Fixed 1.875	2015	2030	1,326.762
Euro	Fixed 2	1996	2026	1.300
Euro	Fixed 3.875	2024	2031	1,666.840
Euro	Fixed 4.125	2023	2034	1,224.804
Chilean Pesos	Variable BID SOFR Index*	2021	2041	39.545
Chilean Pesos	Variable BID SOFR Index*	2022	2038	243.482
			USD	47,690.541

External Debt of State Entities without Guarantee by the Central Government

Debtor	Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of Dec. 31, 2024 (in millions of US$)
Metro S.A.	US$	0.90%	2005	2038	9.4
Metro S.A.	US$	5.00%	2017	2047	500.0
Metro S.A.	US$	4.70%	2020	2050	1,000.0
Metro S.A.	US$	3.65%	2020	2030	500.0
Metro S.A.	US$	3.69%	2021	2061	650.0
Metro S.A.	CHF	1.69%	2024	2031	171.0
ENAP	US$	3.75%	2016	2026	78.5
ENAP	US$	4.50%	2017	2047	600.0
ENAP	US$	5.25%	2018	2029	680.0
ENAP	US$	3.45%	2021	2031	350.0
ENAP	US$	6.15%	2023	2033	500.0
ENAP	US$	5.95%	2024	2034	600.0
EFE	US$	3.07%	2020	2050	500.0
EFE	US$	3.83%	2021	2061	500.0
EFE	US$	Term SOFR 6 meses + 0.98%	2024	2027	125.0
CODELCO	UF c/ SWAP	5.80%	2005	2025	208.5
CODELCO	US$	5.63%	2005	2035	500.0
CODELCO	US$	6.15%	2006	2036	500.0
CODELCO	US$	4.25%	2012	2042	750.0
CODELCO	US$	5.63%	2013	2043	950.0
CODELCO	US$	4.88%	2014	2044	980.0
CODELCO	US$	4.50%	2015	2025	397.2
CODELCO	UF c/ SWAP	3.50%	2016	2026	406.2
CODELCO	US$	4.50%	2017	2047	1,250.0
CODELCO	US$	3.63%	2017	2027	1,267.8
CODELCO	US$	SOFR + 1.477%	2018	2028	300.0
CODELCO	US$	4.85%	2018	2048	600.0
CODELCO	US$	SOFR + 1.628%	2019	2026	75.0
CODELCO	US$	SOFR + 1.477%	2019	2029	300.0
CODELCO	US$	4.38%	2019	2049	1,300.0
CODELCO	US$	3.70%	2019	2050	2,680.0
CODELCO	AUD c/SWAP	3.59%	2019	2039	49.3
CODELCO	HKD c/SWAP	3.28%	2019	2034	63.8
CODELCO	US$	3.00%	2019	2029	1,100.0
CODELCO	US$	2.87%	2019	2029	130.0

Debtor	Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of Dec. 31. 2024 (in millions of US$)
CODELCO	US$	SOFR + 1.412%	2020	2027	300.0
CODELCO	US$	3.75%	2020	2031	800.0
CODELCO	US$	3.15%	2020	2030	1,000.0
CODELCO	US$	3.15%	2020	2051	500.0
CODELCO	US$	SOFR + 1.650%	2023	2033	500.0
CODELCO	US$	6.30%	2023	2053	1,200.0
CODELCO	US$	5.95%	2023	2034	1,300.0
CODELCO	US$	5.13%	2023	2033	900.0
CODELCO	US$	SOFR + 0.76%	2024	2039	531.7
CODELCO	US$	6.44%	2024	2036	1,500.0
BECH-Bonds	EUR	1.58%	2015	2025	55.0
BECH-Bonds	USD	2.66%	2016	2026	100.0
BECH-Bonds	JPY	0.48%	2016	2026	63.6
BECH-Bonds	JPY	0.48%	2016	2026	95.4
BECH-Bonds	AUD	4.18%	2017	2027	68.4
BECH-Bonds	EUR	1.74%	2017	2032	26.0
BECH-Bonds	EUR	1.74%	2017	2032	51.9
BECH-Bonds	EUR	1.67%	2017	2032	54.0
BECH-Bonds	EUR	1.67%	2017	2032	77.9
BECH-Bonds	CHF	0.58%	2017	2027	110.3
BECH-Bonds	JPY	0.55%	2017	2027	63.6
BECH-Bonds	COP	7.00%	2018	2028	34.7
BECH-Bonds	COP	7.00%	2018	2028	34.7
BECH-Bonds	AUD	4.13%	2018	2030	24.9
BECH-Bonds	HKD	3.93%	2018	2028	92.7
BECH-Bonds	AUD	3.90%	2018	2030	24.9
BECH-Bonds	HKD	3.60%	2018	2033	77.3
BECH-Bonds	JPY	0.58%	2018	2028	82.7
BECH-Bonds	USD	3.32%	2019	2029	100.0
BECH-Bonds	AUD	2.75%	2019	2034	31.1
BECH-Bonds	AUD	2.62%	2019	2029	177.2
BECH-Bonds	EUR	1.17%	2019	2025	45.7
BECH-Bonds	CHF	0.24%	2019	2025	165.5
BECH-Bonds	CHF	0.01%	2019	2027	110.3
BECH-Bonds	AUD	3.12%	2020	2040	37.3

Debtor	Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of Dec. 31. 2024 (in millions of US$)
BECH-Bonds	AUD	2.80%	2020	2040	31.1
BECH-Bonds	USD	2.70%	2020	2025	750.0
BECH-Bonds	AUD	2.58%	2020	2030	49.7
BECH-Bonds	JPY	0.97%	2020	2040	63.6
BECH-Bonds	JPY	0.50%	2020	2025	63.6
BECH-Bonds	JPY	0.50%	2021	2031	63.6
BECH-Bonds	USD	7.95%	2024	2029	600.0
BECH-Bonds	JPY	0.80%	2024	2027	31.8
BECH-Bonds	JPY	0.25%	2024	2026	63.6
BECH -CP	USD	4.66%	2024	2025	15.0
BECH -CP	USD	4.65%	2024	2025	5.0
BECH -CP	USD	4.62%	2024	2025	5.0
BECH -CP	USD	4.60%	2024	2025	7.0
BECH -CP	USD	4.59%	2024	2025	20.0
BECH -CP	USD	4.58%	2024	2025	10.0
BECH -CP	USD	4.54%	2024	2025	10.0
BECH -CP	USD	4.53%	2024	2025	5.0
BECH -CP	USD	4.50%	2024	2025	10.0
BECH -CP	USD	4.47%	2024	2025	15.0
BECH -Commercial Bank	EUR	0.78%	2016	2031	66.4
BECH -Commercial Bank	USD	6.51%	2022	2025	15.0
BECH -Commercial Bank	USD	6.43%	2023	2025	50.0
BECH -Commercial Bank	USD	6.20%	2023	2038	218.3
BECH -Commercial Bank	USD	5.75%	2024	2025	50.0
BECH -Commercial Bank	USD	5.73%	2024	2025	5.0
BECH -Commercial Bank	USD	5.55%	2024	2025	25.0
BECH -Commercial Bank	USD	5.42%	2024	2027	15.0
BECH -Commercial Bank	USD	5.40%	2024	2025	20.0
BECH -Commercial Bank	USD	5.37%	2024	2025	25.0
BECH -Commercial Bank	USD	5.29%	2024	2025	50.0

Debtor	Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of Dec. 31. 2024 (in millions of US$)
BECH -Commercial Bank	USD	5.24%	2024	2025	80.0
BECH -Commercial Bank	USD	5.18%	2024	2026	100.0
BECH -Commercial Bank	USD	5.18%	2024	2025	75.0
BECH -Commercial Bank	USD	5.14%	2024	2025	100.0
BECH -Commercial Bank	USD	5.13%	2024	2025	100.0
BECH -Commercial Bank	USD	5.13%	2024	2025	45.0
BECH -Commercial Bank	USD	5.12%	2024	2025	100.0
BECH -Commercial Bank	USD	5.11%	2024	2025	100.0
BECH -Commercial Bank	USD	5.09%	2024	2025	50.0
BECH -Commercial Bank	USD	5.03%	2024	2025	100.0
BECH -Commercial Bank	USD	4.77%	2024	2025	75.0
TOTAL					34,192.3

Internal Medium and Long Term Debt of the Central Government

Title	Interest Rate	Year of Maturity	Principal Amount Outstanding as of December 31, 2024 (in millions of US$)
Debt of CORFO			0
Chilean Treasury(1)	Various	Various	83,134.6
Total			83,134.6

(1)	Does not include borrowing among public entities.

Internal Medium- and Long-Term Debt of Chilean Central Bank

Title	Interest Rate	Year of Maturity	Amortization or Sinking Fund Provision	Principal Amount Outstanding as of December 31, 2024 (in millions of US$)
Indexed promissory notes payable in coupons (PRC)	Various	Various	None	0
Chilean Central Bank discountable promissory notes (PDBC)	Various	Various	None	0
Indexed coupons (CERO) in indexed units UF	Various	Various	None	0
Chilean Central Bank bonds in Chilean pesos (BCP)	Various	Various	None	0
Chilean Central Bank bonds in indexed units UF (BCU)	Various	Various	None	91.7
Total				91.7

Source: Chilean Central Bank.

Internal Medium- and Long-Term Debt of the Chilean Public Sector(1)

Title	Interest Rate	Year of Maturity	Amortization or Sinking Fund Provision	Principal Amount Outstanding as of December 31, 2024 (in millions of US$)
Central Government(1)	Various	Various	None	83,134.6
Non-Financial Public Enterprises	Various	Various	None	4,026.3
Central Bank	Various	Various	None	91.7
Banco Estado	Various	Various	None	6,623.0
Total Public Sector				93,875.5

(1)	Does not include borrowing among public entities.